Exhibit 99.3

2019 ANNUAL REPORT

HANJIN
COSCO
EVERGREEN
ITALIA
UASC
YANG MING
K LINE
CHINA SHIPPING
CMA CGM

2

COMPANY HISTORY

After 20 years of sailing experience on merchant ships, Captain Vasileios Konstantakopoulos establishes Costamare and acquires the first 2,000 ton general cargo ship. 1975	Costamare disposes of its remaining bulk carriers and becomes a dedicated containership owner/operator. 1992	Costamare establishes Shanghai Costamare, one of the first foreign shipmanagement companies in China. 2005	Costamare successfully completes initial public offering in November 2010, issuing 13.3 million shares (NYSE: CMRE). 2010	Costamare successfully completes two follow-on equity offerings in March and October 2012, issuing 7.5 million and 7.0 million shares, respectively (NYSE: CMRE). 2012

1980’s Costamare becomes the first Greek company to enter into the containership market with the purchase of its first five containerships.	1998 Mr. Konstantinos V. Konstantakopoulos assumes management of Costamare.	2006 Costamare takes delivery of some of the largest containerships in the world at the time (9,500 TEU) and commences long-term relationship with China’s COSCO.	2011 Costamare continues to expand its fleet, taking delivery of ten secondhand vessels and contracting to purchase ten newbuildings.	2013

• Costamare enters into a Framework Deed with York Capital Management Global Advisors LLC (referred to as “York”), to invest jointly up to approximately $500 million in equity for the acquisition of container vessels.
• Costamare successfully completes its first Cumulative Redeemable Perpetual Preferred Stock offering, issuing 2.0 million shares (NYSE: CMRE PR B).

3

• Costamare completes Phase One of its expansion strategy as a public company by taking delivery of ten latest generation vessels, each of 9,000 TEU capacity, all chartered long term.
• Costamare successfully completes its second Cumulative Redeemable Perpetual Preferred Stock offering, issuing 4.0 million shares (NYSE: CMRE PR C).

2014	• Costamare takes delivery of its five largest-ever vessels, with capacity of 14,000 TEU, which are chartered to Evergreen for ten years.
• Costamare takes delivery of its first 11,000 TEU newbuild vessel under the Framework Deed.
• Costamare announces implementation of its Dividend Reinvestment Plan.
• Costamare successfully completes a follow-on equity offering in December 2016, issuing 12 million shares (NYSE: CMRE).

2016	• Costamare orders five newbuild vessels of 12,690 TEU each, chartered for 10 years to Yang Ming and expected to be delivered between Q3 2020 and Q2 2021.
• Costamare acquires two 2013-built 4,957 TEU wide-beam vessels, chartered to Maersk Line for seven years.
• Costamare takes delivery of two 3,800 TEU newbuild vessels chartered for seven years to Maersk Line.
• Costamare successfully completes its fourth Cumulative Redeemable Perpetual Preferred Stock offering, issuing 4.6 million shares. (NYSE: CMRE PR E).
• Costamare acquires the 60% equity interest of York in five 2016-built 14,000 TEU vessels chartered to Evergreen until 2026.

2018

2015

• Costamare named “Ship Operator of the Year” by Lloyd’s List.
• Costamare agrees with York to extend the investment period under the Framework Deed until 2020, having invested over $1 billion in both newbuild and secondhand container vessels.
• Costamare successfully completes its third Cumulative Redeemable Perpetual Preferred Stock offering, issuing 4.0 million shares (NYSE: CMRE PR D).
• Costamare expands its growth pipeline to twelve newbuild vessels with capacity of up to 14,000 TEU, acquired under the Framework Deed with York, with expected delivery by the second quarter of 2018.	2017

• Costamare takes delivery and finalizes chartering and financing arrangements for the four 11,000 TEU newbuild vessels acquired under the Framework Deed.
• Costamare acquires two 2014-built 4,957 TEU wide-beam vessels, chartered to Maersk Line for seven years.
• Costamare acquires one 2005-built 7,471 TEU vessel, chartered to Maersk Line for five years.
• Costamare successfully completes a follow-on equity offering in May 2017, issuing 13.5 million shares (NYSE: CMRE).	2019

• Costamare continues to renew its fleet by replacing 5 vessels with an average capacity of approximately 2,616 TEUs and an average age of about 25 years with 4 vessels with average capacity of 4,258 TEUs and an average age of approximately 10 years.

Historical Financial Performance vs. Containership Time Charter Rate Index [1]

$MM
Index Value
500
400
300
200
100
0
120
100
80
60
40
20
0
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
LTM(3)

Revenue   Adjusted Net Income available to Common Stockholders [2]   Containership Time Charter Rate Index [1]

[1] Source: Clarksons, Company filings   [2] Non-GAAP item, see p.10 for reconciliation   [3] LTM: Last 12 months to 31 March 2020

4

LONG TERM PERFORMANCE

5

LETTER FROM THE CEO

Dear Fellow Shareholders,

First of all, I hope that everybody is healthy and is safely coping with the unprecedented times we are all currently facing. We are especially proud of our employees around the world who continuously strive to operate our vessels safely and efficiently.

Before we review 2019 I would like to share with you how Costamare began 2020. While we have a big challenge ahead of us, I feel confident in our continued strength as we continue to be profitable and we have a large backlog of contracted revenues, ample liquidity with no meaningful debt maturities until 2024 and low leverage. In addition, our managers can operate 100% remotely and during the prolonged quarantine we were able to operate efficiently without any downtime.

In the first quarter of 2020, we continued to be profitable, as adjusted net income increased year over year by 140% to $32.6 million. Costamare had cash on its balance sheet of $237.4 million, as of March 31st, 2020. We have contracted revenues of $2.1 billion with a remaining TEU-weighted time charter duration of about 3.4 years, as of April 29, 2020 including our participation in the vessels owned under our joint venture with York.

In addition, in the third quarter of 2020, we will start taking delivery of the 5 vessels we ordered in 2018, which are chartered to Yang Ming for ten years.

Members of the founding family, who in the aggregate own about 58% of our own stock, have reinvested the majority of their cash dividends since the introduction of our dividend reinvestment plan back in July 2016.

2019 Review

Costamare continued to achieve positive financial results during 2019.

Adjusted Net Income available to common stockholders(1) increased to $105.1 million for the twelve months ended in December 2019.

Average operating expenses per vessel have decreased 2.8% in 2019 while fleet utilization has remained high at 99.5%, excluding scheduled dry docking, as we continued to operate our fleet efficiently.

We continued to reward our stockholders, with our thirty-seventh consecutive dividend since we went public in November 2010. Going forward, the Board will continue reviewing our dividend policy based on market conditions and our liquidity requirements.

These results came against a backdrop of pressures from the US-China trade dispute, the maturing global economic cycle and the decelerated Chinese economy, with container trade growth slowing across a range of trades.

Global container demand grew at around 1.8% until September as trade was disturbed due to the ongoing uncertainty of the US-China dispute. Containership supply increased by around 4.0% in 2019, driven mainly by an increase in the delivery of larger vessels and a decrease in demolition activity over the year. However, vessels out of service for scrubber retrofitting are estimated to have absorbed about 1.5% of vessel supply. Therefore, adjusted containership supply increased by around 2.5%. The containership orderbook at the end of 2019, remained historically low at 11% of the total fleet, with 67% of it, consisting of vessels larger than 12,000 TEU.

Liner companies maintained their

networks during these uncertain times and focused on transitioning their fleet for the upcoming introduction of the new low-sulphur fuel IMO 2020 regulations, either by retrofitting their vessels with scrubbers or aggressively procuring vessels of large capacity and efficient consumption. As a result, demand for containership transportation services, especially for these type of vessels, increased. The idle fleet reached 6.1% at the end of 2019, however when adjusted for the vessels being idle due to scrubber retrofitting, the idle fleet stood at 2.1%.

Independent vessel owners’ time charter daily rates for the year increased around 19% on average while second-hand vessel prices decreased by 5% on average, compared to the end of the year before. This positive trend was even stronger for the bigger and newer vessels as the industry began to prepare for the introduction of the IMO 2020 regulations.

In 2019 we continued to modernize our fleet by replacing 5 vessels with an average capacity of approximately 2,616 TEUs and an average age of about 25 years with 4 vessels with average capacity of 4,258 TEUs and an average age of approximately 10 years.

In these challenging times, we will continue to focus on the safety of our employees. This is imperative in order to meet the demands of our customers, renew our fleet and grow our cash flows, while still maintaining a strong balance sheet for the long-term benefit of our shareholders.

Thank you for your interest and support.

Sincerely,
Konstantinos V. Konstantakopoulos Chairman & CEO

(1) Non-GAAP item, see p.10 for reconciliation

6

CORPORATE PROFILE

Costamare Inc. is one of the world’s leading owners and providers of containerships for charter. Costamare Inc. has 46 years of history in the international shipping industry and a fleet of 75 containerships, with a total capacity of approximately 547,000 TEU, including five newbuild containerships currently under construction. Ten of our containerships have been acquired pursuant to the Framework Deed with York by vessel-owning joint venture entities in which we hold a minority equity interest.

Our strategy is to time-charter our containerships to a geographically diverse, financially strong and loyal group of leading liner companies. Our aim is to operate our containerships under multi-year time charters which are not subject to the effect of seasonal variations in demand.

We are continously evaluating opportunities to create shareholder value by growing our fleet prudently. We follow a portfolio approach on our chartering strategy in order to ensure that we meet our obligations, without limiting potential upside.

Our common shares are listed on the New York Stock Exchange under the symbol “CMRE”.

Our Series B Preferred Stock is listed on the New Stock Exchange under the symbol “CMRE PR B”.

Our Series C Preferred Stock is listed on the New Stock Exchange under the symbol “CMRE PR C”

Our Series D Preferred Stock is listed on the New Stock Exchange under the symbol “CMRE PR D”.

Our Series E Preferred Stock is listed on the New Stock Exchange under the symbol “CMRE PR E”.

Average Number of Vessels & Average Size per Vessel in the water(1)

Fleet Profile (1)(2)

(As at April 29th, 2020)

Vessel Class	Capacity (TEU)	Fleet
Neo Post Panamax	8500-14500	31
Intermediate wide-beam (>32.2m)	3500-8500	23
Panamax (Max Beam 32.2m)	3500-5100	10
Sub Panamax	2000-3500	5
Feeder	up to 2000	6
Total		75

(1)	Including vessels acquired pursuant to the Framework Deed with York
(2)	Including Newbuildings

7

INVESTMENT HIGHLIGHTS

•	Large, established company with a substantial fleet

► Costamare is one of the top three independent containership owners

► 70 vessels in the water as of April 29th, 2020 (including ten vessels purchased pursuant to the Framework Deed with York)

► 5 vessels under construction with expected deliveries in 2020-21

•	Strong track record of value creation throughout business cycles

► Maintained profitability and generated positive return on equity over the years, even during the 2008-09 financial crisis

► Uninterrupted dividend for thirty-eight quarters since going public in 2010

•	Strong, visible & growing cash flows

► Total of USD $2.1 billion of Contracted Revenues(2) with a remaining time charter average (weighted by TEU) duration of approximately 3.4 years as of April 29th, 2020

► Approximately 60% of loan portfolio is fully hedged from floating interest rates to fixed interest rates

► Smooth amortization schedule for outstanding indebtedness

•	High quality customers

► Long-term relationships with top-tier liner companies, several of which have been maintained for over 20 years

•	Strong Balance Sheet

► Low leverage combined with a smooth amortization schedule minimizes re-financing risk

•	Experienced management team

► Led the company safely through the challenges of the global financial crisis in 2008-09, avoiding any bank covenant breaches or defaults while at the same time growing the company’s assets and cash flows

Contracted Revenues (2) as of April 29, 2020

Contracted Revenue Contribution of All Vessels (2)(3)

Client Relations	Top 15 Global Liner Companies

(1) Including Owners’ options and Costamare Inc. ownership percentage of contracted revenues for the vessels purchased pursuant to the Framework Deed with York

(2) Based on contracted revenues as of April 29, 2020. Revenues include our ownership percentage of contracted revenues for ten vessels owned pursuant to the Framework Agreement with York. Revenues also include the 5 newbuilds under construction

(3) Assumes earliest re-delivery dates after giving effect to the exercise of any owners’ extension options

8

FLEET PROFILE

(as of April 29, 2020)

Vessel Name	Charterer	Year Built	Capacity (TEU)
TRITON	Evergreen	2016	14,424
TITAN	Evergreen	2016	14,424
TALOS	Evergreen	2016	14,424
TAURUS	Evergreen	2016	14,424
THESEUS	Evergreen	2016	14,424
CAPE AKRITAS(*)	ZIM	2016	11,010
CAPE TAINARO(*)	ZIM	2017	11,010
CAPE KORTIA(*)	ZIM	2017	11,010
CAPE SOUNIO(*)	ZIM	2017	11,010
CAPE ARTEMISIO(*)	Hapag Lloyd	2017	11,010
COSCO GUANGZHOU	COSCO	2006	9,469
COSCO NINGBO	COSCO	2006	9,469
COSCO YANTIAN	COSCO	2006	9,469
COSCO BEIJING	COSCO	2006	9,469
COSCO HELLAS	COSCO	2006	9,469
MSC AZOV	MSC	2014	9,403
MSC AJACCIO	MSC	2014	9,403
MSC AMALFI	MSC	2014	9,403
MSC ATHENS	MSC	2013	8,827
MSC ATHOS	MSC	2013	8,827
VALOR	Hapag Lloyd	2013	8,827
VALUE	Hapag Lloyd	2013	8,827
VALIANT	Evergreen/Hapag Lloyd	2013	8,827
VALENCE	Evergreen/Hapag Lloyd	2013	8,827
VANTAGE	Evergreen/Hapag Lloyd	2013	8,827
NAVARINO	MSC	2010	8,531
MAERSK KLEVEN	Maersk	1996	8,044
MAERSK KOTKA	Maersk	1996	8,044
MAERSK KOWLOON	Maersk	2005	7,471
MAERSK KAWASAKI	Maersk	1997	7,403
KURE	COSCO	1996	7,403
KOKURA	-	1997	7,403
MSC METHONI	MSC	2003	6,724
YORK	Maersk	2000	6,648
MAERSK KOBE	Maersk	2000	6,648
Vessel Class	Charterer	Year Built	Capacity (TEU)
SEALAND WASHINGTON	Maersk	2000	6,648
SEALAND MICHIGAN	Maersk	2000	6,648
SEALAND ILLINOIS	Maersk	2000	6,648
MAERSK KOLKATA	Maersk	2003	6,644
MAERSK KINGSTON	Maersk	2003	6,644
MAERSK KALAMATA	Maersk	2003	6,644
VENETIKO	Hapag Lloyd	2003	5,928
ENSENADA(*)	ONE	2001	5,576
ZIM NEW YORK	ZIM	2002	4,992
ZIM SHANGHAI	ZIM	2002	4,992
LEONIDIO	Maersk	2014	4,957
KYPARISSIA	Maersk	2014	4,957
MEGALOPOLIS	Maersk	2013	4,957
MARATHOPOLIS	Maersk	2013	4,957
OAKLAND EXPRESS	Hapag Lloyd	2000	4,890
HALIFAX EXPRESS	Hapag Lloyd	2000	4,890
SINGAPORE EXPRESS	Hapag Lloyd	2000	4,890
VULPECULA	-	2010	4,258
VOLANS	Maersk	2010	4,258
JPO VIRGO	CMA CGM	2009	4,258
VELA	-	2009	4,258
ULSAN	Maersk	2002	4,132
POLAR ARGENTINA(*)	Maersk	2018	3,800
POLAR BRASIL(*)	Maersk	2018	3,800
LAKONIA	-	2004	2,586
ETOILE	(**)	2005	2,556
AREOPOLIS	Yang Ming	2000	2,474
MONEMVASIA(*)	Maersk	1998	2,472
MESSINI	Evergreen	1997	2,458
ARKADIA(*)	Evergreen	2001	1,550
PROSPER	Evergreen	1996	1,504
MICHIGAN	MSC	2008	1,300
TRADER	-	2008	1,300
ZAGORA	MSC	1995	1,162
LUEBECK	MSC	2001	1,078

NEWBUILDS

Vessel Name	Shipyard	Capacity (TEU)	Charterer	Expected Delivery
YZJ2015-2057	Jiangsu Yangzijiang Shipbuilding Group	12,690	Yang Ming	Q3 2020
YZJ2015-2058	Jiangsu Yangzijiang Shipbuilding Group	12,690	Yang Ming	Q3 2020
YZJ2015-2059	Jiangsu Yangzijiang Shipbuilding Group	12,690	Yang Ming	Q3 2020
YZJ2015-2060	Jiangsu Yangzijiang Shipbuilding Group	12,690	Yang Ming	Q2 2021
YZJ2015-2061	Jiangsu Yangzijiang Shipbuilding Group	12,690	Yang Ming	Q2 2021

(*) Vessels acquired pursuant to the Framework Deed with York

(**) Denotes charterer’s identity, which is treated as confidential

9

FINANCIAL HIGHLIGHTS

Income Statement*	2015	2016	2017	2018	2019
Voyage revenues	490,378	468,189	412,433	380,397	478,109
Net Income	143,764	81,702	72,876	67,239	98,999
Net Income available to common stockholders	125,861	60,639	51,813	36,736	67,730

Adjusted Net Income available to common stockholders(1)	130,351	115,120	76,933	46,857	105,082
Adjusted EPS(1)	1.74	1.49	0.77	0.42	0.91

Balance Sheet*	2015	2016	2017	2018	2019
Total Assets	2,632,555	2,558,424	2,490,298	3,050,811	3,011,958
Total Liabilities	1,669,045	1,484,000	1,271,759	1,693,687	1,601,230
Stockholders’ Equity	963,510	1,074,424	1,218,539	1,357,124	1,410,728

Fleet Details	2015	2016	2017	2018	2019
Average Number of Vessels	54.9	53.6	52.7	55.8	60.3
Average TEU Capacity	320,140	316,419	315,263	333,989	403,930

Voyage revenues*	Adjusted Net Income available to common stockholders(1)*	Stockholders’ Equity*

*	Expressed in thousands of U.S. Dollars, except per share data
(1)	Non-GAAP item, see p.10 for reconciliation

10

Reconciliation of Net Income to Adjusted Net Income available to common stockholders and Adjusted Earnings per Share

Expressed in thousands of U.S. Dollars, except share and per share data	2015	2016	2017	2018	2019
Net Income	143,764	81,702	72,876	67,239	98,999
Earnings allocated to Preferred Stock	-17,903	-21,063	-21,063	-30,503	-31,269
Net income available to common stockholders	125,861	60,639	51,813	36,736	67,730
Accrued charter revenue	2,618	-7,730	-11,204	-7,294	3,893
(Gain) / Loss on sale / disposal of vessels (1)	-1,688	4,440	4,856	3,071	19,589
Loss on vessels held for sale	0	37,161	2,379	101	2,495
Realized (Gain) / Loss on EURO/ USD forward contracts (1)	2,898	-898	-765	97	553
(Gain) / Loss on derivative instruments (1)	-16,856	-4,509	-1,296	162	651
Amortization of Prepaid lease rentals	4,982	6,779	8,429	8,150	0
Non-recurring, non-cash write-off of loan deferred financing costs	0	586	0	0	1,253
Non-recurring, non-cash write-off of loan deferred financing costs by jointly owned companies with York	0	0	0	0	136
Unrealized loss from swap option agreement held by a jointly owned company with York included in equity (gain) / loss on investments	587	0	0	0	0
Non-recurring, voyage expenses, tank cleaning costs in order to comply with the global sulphur cap of 0.5% m/m in anticipation of the entry into force on January 1, 2020 of the relevant MARPOL Annex VI regulations	0	0	0	0	1,524
Non-recurring, voyage expenses tank cleaning costs in order to comply with the global sulphur cap of 0.5% m/m in anticipation of the entry into force on January 1, 2020 of the relevant MARPOL Annex VI regulations incurred by jointly owned companies with York	0	0	0	0	92
Swap Breakage Costs	0	9,701	0	1,234	16
General and administrative expenses - non cash component	8,623	8,951	3,866	3,755	3,879
Write-off of costs related to the withdrawal of Costamare Partners LP registration statement	3,326	0	0	0	0
Vessels’ Impairment loss	0	0	17,959	0	3,042
Vessel impairment loss by a jointly owned company with York included in equity (gain)/loss on investments	0	0	896	0	0
Amortization of Time charter assumed	0	0	0	26	191
Loss on sale / disposal of vessel by a jointly owned company with York included in equity (gain) / loss on investments	0	0	0	707	38
Loss on vessel held for sale by a jointly owned company with York included in equity gain on investments	0	0	0	112	0
Adjusted Net Income available to common stockholders	130,351	115,120	76,933	46,857	105,082
Weighted average number of Shares	75,027,474	77,243,252	100,527,907	110,395,134	115,747,452
Adjusted Earnings per Share	1.74	1.49	0.77	0.42	0.91

Adjusted Net Income available to common stockholders and Adjusted Earnings per Share represent Net Income after earnings allocated to preferred stock, but before non-cash “Accrued charter revenue” recorded under charters with escalating charter rates, realized (gain) / loss on Euro/USD forward contracts, (gain) / loss on sale / disposal of vessels, write-off of costs related to the withdrawal of Costamare Partners LP registration statement, vessels’ impairment loss, vessel impairment loss by a jointly owned company with York included in equity (gain)/loss on investments, loss on vessels held for sale, loss on sale / disposal of vessel by a jointly owned company with York included in equity gain on investments, loss on vessel held for sale by a jointly owned company with York included in equity gain on investments, swaps’ breakage costs, unrealized loss from swap option agreement held by a jointly owned company with York included in equity (gain) / loss on investments, non-recurring, non-cash write-off of loan deferred financing costs, non-recurring, non-cash write-off of loan deferred financing costs by jointly owned companies with York, non-cash general and administrative expenses and non-cash other items, amortization of prepaid lease rentals, amortization of time charter assumed, non-recurring, voyage expenses, tank cleaning costs in order to comply with the global sulphur cap of 0.5% m/m in anticipation of the entry into force on January 1, 2020 of the relevant MARPOL Annex VI regulations, non-recurring, voyage expenses tank cleaning costs in order to comply with the global sulphur cap of 0.5% m/m in anticipation of the entry into force on January 1, 2020 of the relevant MARPOL Annex VI regulations incurred by jointly owned companies with York and non-cash changes in fair value of derivatives. “Accrued charter revenue” is attributed to the timing difference between the revenue recognition and the cash collection. However, Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are not recognized measurements under U.S. GAAP. We believe that the presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share generally eliminates the effects of the accounting effects of capital expenditures and acquisitions, certain hedging instruments and other accounting treatments, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity. In evaluating Adjusted Net Income available to common stockholders and Adjusted Earnings per Share, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

(1) Items to consider for comparability include gains and charges. Gains positively impacting Net Income available to common stockholders are reflected as deductions to Adjusted Net Income available to common stockholders. Charges negatively impacting Net Income available to common stockholders are reflected as increases to Adjusted Net Income available to common stockholders.

11

CONTAINER TRADE HIGHWAY

Total East - West	Total North - South	Total Intra Regional & Other

Source: Clarksons, May 2020

Container shipping routes can be divided primarily into three main groups: (a) East-West trades, linking major industrial and consumption centers of North America, Europe and Asia; (b) North- South trades, linking production and consumption centers of Europe, Asia and North America with developing countries in the Southern Hemisphere; and (c) intra-regional trades operating on shorter routes.

Our high quality fleet, with vessels of various sizes, including feeder, panamax and post-panamax containerships, serves the requirements of our charterers on short, medium and long haul routes across all three of these geographical trade routes.

12

CORPORATE

DIRECTORY

Board of Directors and Management

Konstantinos V. Konstantakopoulos

Chairman and Chief Executive Officer

Gregory G. Zikos

Chief Financial Officer and Director

Konstantinos Zacharatos

Director

Vagn Lehd Møller

Director

Charlotte Stratos

Director

Anastassios T. Gabrielides

General Counsel and Secretary

Corporate Office

COSTAMARE INC.

7 rue du Gabian, MC, 98000, Monaco
Tel: + 377 93 25 09 40
Fax: +377 93 25 09 42

Stock Listing

Costamare’s common stock, Series B, Series C, Series D and Series E Preferred Stock trade on the New York Stock Exchange under the ticker symbols “CMRE”, “CMRE PR B” “CMRE PR C”, “CMRE PR D” and “CMRE PR E”.

Transfer Agent and Registrar

American Stock Transfer & Trust Company, LLC
6201 15th Avenue,
Brooklyn, NY 11219
Tel. +1 718 921 8124

External U.S. Legal Counsel

Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019

Independent Auditors

Ernst & Young (Hellas) Certified Auditors Accountants S.A.

Corporate Website

Information about Costamare’s continued development, press releases, presentations and other investor related materials can be accessed through our website at: www.costamare.com.

FORWARD-LOOKING

STATEMENTS

This Annual Report contains “forward-looking statements.” In some cases, you can identify these statements by forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could” and “expect” and similar expressions. These statements are not historical facts but instead represent only Costamare’s belief regarding future results or events, many of which, by their nature, are inherently uncertain and outside of Costamare’s control. It is possible that actual results and events may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results and events, see the discussion in the Annual Report on Form 20-F (File No. 001-34934) included herewith under the captions “Forward-Looking Statements” and “Risk Factors” and the Company’s Results for the First Quarter ended March 31, 2020 on Form 6-K (filed on May 11, 2020 with the SEC) under the caption “Risk Factor Update”.

NON-GAAP

MEASURES

The Company reports its financial results in accordance with U.S. generally accepted accounting principles (GAAP). However, management believes that certain non-GAAP financial measures used in managing the business may provide users of these financial measures additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. Table on page 10 set out supplemental financial data and corresponding reconciliations to GAAP financial measures for the past three years. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the Company’s reported results prepared in accordance with GAAP. Non-GAAP financial measures include (i) Adjusted Net Income available to common stockholders and (ii) Adjusted earnings per share.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2019
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

COSTAMARE INC.
(Exact name of Registrant as specified in its charter)

NOT APPLICABLE
(Translation of Registrant’s name into English)

Republic of the Marshall Islands
(Jurisdiction of incorporation or organization)

7 rue du Gabian
MC 98000 Monaco
(Address of principal executive offices)

Anastassios Gabrielides, Secretary
7 rue du Gabian
MC 98000 Monaco

Telephone: +377 93 25 09 40 Facsimile: +377 93 25 09 42
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Stock, $0.0001 par value per share	CMRE	New York Stock Exchange
Preferred stock purchase rights		New York Stock Exchange
Series B Preferred Stock, $0.0001 par value per share	CMRE.PRB	New York Stock Exchange
Series C Preferred Stock, $0.0001 par value per share	CMRE.PRC	New York Stock Exchange
Series D Preferred Stock, $0.0001 par value per share	CMRE.PRD	New York Stock Exchange
Series E Preferred Stock, $0.0001 par value per share	CMRE.PRE	New York Stock Exchange

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT: None

SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(d) OF THE ACT: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

119,132,696 shares of Common Stock
2,000,000 Series B Preferred Stock, $0.0001 par value per share
4,000,000 Series C Preferred Stock, $0.0001 par value per share
4,000,000 Series D Preferred Stock, $0.0001 par value per share
4,600,000 Series E Preferred Stock, $0.0001 par value per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐  No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐  No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒  No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer”, and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐
Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.

☐
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.	☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S. GAAP ☒ International Financial Reporting Standards as issued by the International Accounting Standards Board ☐  Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐  Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐  No ☒

i

ABOUT THIS REPORT

In this annual report, unless otherwise indicated:

•

“Costamare”, the “Company”, “we”, “our”, “us” or similar terms when used in a historical context refer to Costamare Inc., or any one or more of its subsidiaries or their predecessors, or to such entities collectively, except that when such terms are used in this annual report in reference to the common stock, the 7.625% Series B Cumulative Redeemable Perpetual Preferred Stock (the “Series B Preferred Stock”), the 8.50% Series C Cumulative Redeemable Perpetual Preferred Stock (the “Series C Preferred Stock”), the 8.75% Series D Cumulative Redeemable Perpetual Preferred Stock (the “Series D Preferred Stock”) or the 8.875% Series E Cumulative Redeemable Perpetual Preferred Stock (the “Series E Preferred Stock” and, together with the Series B Preferred Stock, the Series C Preferred Stock and the Series D Preferred Stock, the “Preferred Stock”), they refer specifically to Costamare Inc.;

•	currency amounts in this annual report and the accompanying prospectus are in U.S. dollars; and

•

all data regarding our fleet and the terms of our charters is as of February 25, 2020; 10 of our 70 containerships have been acquired pursuant to the Framework Deed dated May 15, 2013 (the “Original Framework Deed”), as amended and restated on May 18, 2015 and as further amended on June 12, 2018 (the “Framework Deed”), between the Company and its wholly-owned subsidiary, Costamare Ventures Inc. (“Costamare Ventures”), on the one hand, and York Capital Management Global Advisors LLC and an affiliated fund (collectively, together with the funds it manages or advises, “York”), on the other, by vessel-owning joint venture entities in which we hold a minority equity interest (any such entity, referred to as a “Joint Venture entity”, and any such jointly-owned vessel, including any vessel under construction, referred to as a “Joint Venture vessel”). See “Item 4. Information on the Company—B. Business Overview—Our Fleet, Acquisitions and Vessels Under Construction”.

We use the term “twenty foot equivalent unit” (“TEU”), the international standard measure of containers, in describing the capacity of our containerships.

FORWARD-LOOKING STATEMENTS

All statements in this annual report (and in the documents incorporated by reference herein) that are not statements of historical fact are “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. The disclosure and analysis set forth in this annual report includes assumptions, expectations, projections, intentions and beliefs about future events in a number of places, particularly in relation to our operations, cash flows, financial position, plans, strategies, business prospects, changes and trends in our business and the markets in which we operate. These statements are intended as “forward-looking statements”. In some cases, predictive, future-tense or forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could” and “expect” and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. In addition, we and our representatives may from time to time make other oral or written statements which are forward-looking statements, including in our periodic reports that we file with the United States Securities and Exchange Commission (“SEC”), other information sent to our security holders, and other written materials. We caution that these and other forward-looking statements included in this annual report (and in the documents incorporated by reference herein) represent our estimates and assumptions as of the date of this annual report (and in the documents incorporated by reference herein) or the date on which such oral or written statements are made, as applicable, about factors that are beyond our ability to control or predict, and are not intended to give any assurance as to future results.

Factors that might cause future results to differ include, but are not limited to, the following:

•	general market conditions and shipping industry trends, including charter rates, vessel values and the future supply of, and demand for, ocean-going containership shipping services;

•	our continued ability to enter into time charters with existing and new customers, and to re-charter our vessels upon the expiry of existing charters;

ii

•	our future financial condition and liquidity, including our ability to make required payments under our credit facilities, and comply with our loan covenants;

•	our ability to finance our capital expenditures, acquisitions and other corporate activities;

•	our future operating or financial results and future revenues and expenses;

•	our cooperation with our joint venture partners and any expected benefits from such joint venture arrangement;

•	the effect of a possible worldwide economic slowdown;

•	disruption of world trade due to rising protectionism or the breakdown of multilateral trade agreements;

•	environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities;

•	business disruptions due to natural disasters or other disasters outside our control, such as the recent novel coronavirus outbreak;

•	fluctuations in interest rates and currencies, including the value of the U.S. dollar relative to other currencies;

•	technological advancements and opportunities for the profitable operations of containerships;

•	the financial health of our customers, our lenders and other counterparties, and their ability to perform their obligations;

•	future, pending or recent acquisitions of vessels or other assets, business strategy, areas of possible expansion and expected capital spending or operating expenses;

•	expectations relating to dividend payments and our ability to make such payments;

•

the availability of existing vessels to acquire or newbuild vessels to purchase, the time that it may take to construct and take delivery of new vessels, including our newbuild vessel currently on order, or the useful lives of our vessels;

•	the availability of key employees and crew, the length and number of off-hire days, dry-docking requirements and fuel and insurance costs;

•	our anticipated general and administrative expenses, including our fees and expenses payable under our management and services agreements, as may be amended from time to time;

•	our ability to leverage to our advantage our managers’ relationships and reputation within the container shipping industry;

•	our ability to maintain long-term relationships with major liner companies;

•

expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as requirements imposed by classification societies and standards demanded by our charterers;

•	any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity breach;

•	risks inherent in vessel operation, including perils of the sea, terrorism, piracy and discharge of pollutants;

•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists and armed conflicts;

•	potential liability from future litigation;

•	our business strategy and other plans and objectives for future operations; and

•	other factors discussed in “Item 3. Key Information—D. Risk Factors” of this annual report.

We undertake no obligation to update or revise any forward-looking statements contained in this annual report, whether as a result of new information, future events, a change in our views or expectations or otherwise. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

iii

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following table presents selected consolidated financial and other data of Costamare for each of the five years in the five-year period ended December 31, 2019. The table should be read together with “Item 5. Operating and Financial Review and Prospects”. The selected consolidated financial data of Costamare is a summary of and is derived from our audited consolidated financial statements and notes thereto, which have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Our audited consolidated statements of income, stockholders’ equity and cash flows for the years ended December 31, 2017, 2018 and 2019 and the consolidated balance sheets at December 31, 2018 and 2019, together with the notes thereto, are included in “Item 18. Financial Statements” and should be read in their entirety.

	Year Ended December 31,
	2015	2016	2017	2018	2019
	(Expressed in thousands of U.S. dollars, except for share and per share data)
STATEMENT OF INCOME
Revenues:
Voyage revenue	$490,378	$468,189	$412,433	$380,397	$478,109
Expenses:
Voyage expenses	2,831	1,887	2,649	5,847	5,291
Voyage expenses-related parties	3,673	3,512	3,093	3,201	5,282
Vessels’ operating expenses	117,193	105,783	103,799	110,571	116,101
General and administrative expenses	8,775	5,769	5,651	5,408	5,551
General and administrative expenses—non-cash component	8,623	8,951	3,866	3,755	3,879
Management fees—related parties	18,877	18,629	18,693	19,533	21,319
Amortization of dry-docking and special survey costs	7,425	7,920	7,627	7,290	8,948
Depreciation	101,645	100,943	96,448	96,261	113,462
Amortization of prepaid lease rentals	4,982	6,779	8,429	8,150	—
(Gain) / Loss on sale of vessels, net	(1,688)	4,440	4,856	3,071	19,589
Loss on vessel held for sale	—	37,161	2,379	101	2,495
Vessels impairment loss	—	—	17,959	—	3,042
Foreign exchange (gains) / losses, net	129	360	(31)	51	27

Operating income	$217,913	$166,055	$137,015	$117,158	$173,123
Other Income / (expenses):
Interest income	$1,373	$1,630	$2,643	$3,454	$3,349
Interest and finance costs	(79,631)	(72,808)	(69,840)	(63,992)	(89,007)
Swaps breakage cost	—	(9,701)	—	(1,234)	(16)
Equity gain / (loss) on investments	(529)	(78)	3,381	12,051	11,369
Other, net	427	595	593	350	784
Gain / (Loss) on derivative instruments, net	4,211	(3,991)	(916)	(548)	(603)
Total other expenses	$(74,149)	$(84,353)	$(64,139)	$(49,919)	$(74,124)

Net Income	$143,764	$81,702	$72,876	$67,239	$98,999

	Year Ended December 31,
	2015	2016	2017	2018	2019
	(Expressed in thousands of U.S. dollars, except for share and per share data)
Earnings allocated to Preferred Stock	$(17,903)	$(21,063)	$(21,063)	$(30,503)	$(31,269)

Net income available to Common Stockholders	$125,861	$60,639	$51,813	$36,736	$67,730

Earnings per common share, basic and diluted	$1.68	$0.79	$0.52	$0.33	$0.59
Weighted average number of shares, basic and diluted	75,027,474	77,243,252	100,527,907	110,395,134	115,747,452
OTHER FINANCIAL DATA
Net cash provided by operating activities	$243,689	$220,565	$191,754	$140,784	$250,391
Net cash used in investing activities	(42,010)	(28,396)	(43,437)	(112,645)	(8,858)
Net cash used in financing activities	(216,030)	(144,426)	(139,995)	(80,533)	(212,153)
Net increase / (decrease) in cash, cash equivalents and restricted cash	(14,351)	47,743	8,322	(52,394)	29,380
Dividends and distributions paid	(102,287)	(75,003)	(37,758)	(49,143)	(58,655)
BALANCE SHEET DATA (at year end)
Total current assets	$145,056	$209,829	$226,635	$170,768	$197,244
Total assets	2,632,555	2,558,424	2,490,298	3,050,811	3,011,958
Total current liabilities	270,308	279,986	276,708	224,669	266,534
Total long-term debt, including current portion	1,323,091	1,058,327	853,572	1,316,554	1,426,162
Common stock	8	9	11	11	12
Total stockholders’ equity/net assets	963,510	1,074,424	1,218,539	1,357,124	1,410,728

	Average for the Year Ended December 31,
	2015	2016	2017	2018	2019
FLEET DATA
Number of vessels	54.9	53.6	52.7	55.8	60.3
TEU capacity.	320,140	316,419	315,263	333,989	403,930

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Inherent in Our Business

Our profitability and growth depends upon world and regional demand for chartering containerships, and weakness in the global economy may impede our ability to generate cash flows, maintain liquidity and continue to grow our business.

The ocean-going container shipping industry is both cyclical and volatile in terms of charter rates and profitability. Containership charter rates peaked in 2005, with the Containership Timecharter Rate Index (a per TEU weighted average of six to twelve month time charter rates of 1,000 to 5,000 TEU vessels and three year time charter rates of 6,800 TEU to 9,000 TEU vessels published in the Container Intelligence Monthly, calculated on a monthly basis by Clarkson Platou brokers (1993=100)) reaching 172 points in March and April 2005, and generally stayed strong until the middle of 2008, when the effects of the economic crisis began to affect global container trade, driving the Containership Timecharter Rate Index to a 10-year low of 32 points in the period from November 2009 to January 2010. As of the end of December 2019, the Containership Timecharter Rate Index stood at 62 points.

According to Clarkson Research, demand for containerships declined significantly, following the onset of the global economic downturn. After growing by just 4.0% in 2008, container trade contracted by 9.2% in 2009 before rebounding by 13.8% in 2010. Container trade grew by a compound annual growth rate of 4.7% per annum between 2010 and 2017, by 4.3% in 2018 and by 1.8% in 2019. In 2019, containership supply continued to exceed demand during the year as more large vessels were delivered and scrapping was limited to only 178,600 TEU, leading to capacity growth of 4.0%. In addition, according to Clarkson Research, as of December 2019, the containership order-book represented 11.0% of the existing fleet capacity, 67.0% of which was for vessels with carrying capacity in excess of 12,000 TEU, both increasing the expected future supply of larger vessels and having a spillover effect on the market segment for smaller vessels. An oversupply in the containership market may negatively affect time charter rates for both short- and long-term periods as well as box freight rates charged by liner companies to shippers.

Freight rates have become more volatile since the downturn in 2009 and, despite some short-term improvements, freight rates have remained under pressure and as a result there is less demand for long term time charters. Liner companies, to which we seek to charter our containerships, have benefited from consolidation since 2014 either through mergers and acquisition or through the formation of mega alliances. However, liner companies face challenges due to the on-going delivery of very large containerships and weak trade growth on certain trade routes. In addition, the introduction from January 1, 2020 of a global sulphur cap on fuels is expected to increase their fuel costs and may lead to a two tier market, reducing the demand for vessels either not equipped with exhaust gas scrubbers or with high specific fuel consumption. The continuation of such low freight rates or any further declines in freight rates, coupled with a sudden increase in fuel costs, would negatively affect the profitability of liner companies and could lead to lower charter rates. Weak or volatile conditions in the containership sector may affect our ability to generate cash flows and maintain liquidity, as well as adversely affect our ability to obtain financing.

The factors affecting the supply and demand for containerships are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable. The factors that influence demand for containership capacity include:

•	supply and demand for products shipped in containers;

•	changes in global production of products transported by containerships;

•	global and regional economic, political and social conditions;

•	protectionism and market fragmentation;

•	environmental and other regulatory developments;

•	the distance container cargo products are to be moved by sea;

•	changes in seaborne and other transportation patterns;

•	port and canal congestion; and

•	currency exchange rates.

The factors that influence the supply of containership capacity include:

•	the availability of financing;

•	the price of steel and other raw materials;

•	the number of newbuild vessel deliveries;

•	the availability of shipyard capacity;

•	the scrapping rate of older containerships;

•	the number of containerships that are out of service;

•	changes in environmental and other regulations;

•	the price of fuel; and

•	the economics of slow steaming.

Our ability to re-charter our containerships upon the expiration or termination of their current time charters and to charter our containerships for which we have not yet secured charters and the charter rates payable under any renewal options or replacement or new time charters will depend upon, among other things, the prevailing state of the containership charter market. If the charter market is depressed when our containerships’ time charters expire or when we are otherwise seeking new charters, we may be forced to charter our containerships at reduced or even unprofitable rates, or we may not be able to charter them at all and/or we may be forced to scrap them, which may reduce or eliminate our earnings or make our earnings volatile.

An oversupply of containership capacity may reduce charter rates and adversely affect our ability to charter our containerships at profitable rates or at all.

From 2005 through 2010, the containership order-book was at historically high levels as a percentage of the in-water fleet. Since that time, deliveries of previously ordered containerships increased substantially and new ordering momentum slowed with the order-book reverting to below average levels, but significantly skewed towards large vessels of over 12,000 TEU. According to Clarkson Research, as of December 2019, the containership order-book represented 11.0% of the existing fleet capacity, 67.0% of which was for vessels with carrying capacity in excess of 12,000 TEU. An oversupply of large newbuild vessel and/or re-chartered containership capacity entering the market, combined with any decline in the demand for containerships, may reduce charter rates and may decrease our ability to charter our containerships when we are seeking new or replacement charters other than for unprofitable or reduced rates, or we may not be able to charter our containerships at all.

We are dependent on our charterers and other counterparties fulfilling their obligations under agreements with us, and their inability or unwillingness to honor these obligations could significantly reduce our revenues and cash flow.

Payments to us by our charterers under time charters are and will be our sole source of operating cash flow. Weakness in demand for container shipping services, increased operating costs due to changes in environmental or other regulations and the oversupply of large containerships as well as the oversupply of smaller size vessels due to a cascading effect places our liner company customers under financial pressure. Declines in demand and increases in liner companies’ operating costs could result in financial challenges to our liner company customers and may increase the likelihood of one or more of our customers being unable or unwilling to pay us contracted charter rates or going bankrupt, as in the case of Hanjin Shipping Co. Ltd., which was the seventh largest liner company at the time and declared bankruptcy in 2016.

If we lose a time charter because the charterer is unable to pay us or for any other reason, we may be unable to re-deploy the related vessel on similarly favorable terms or at all. Also, we will not receive any revenues from such a vessel while it is not chartered, but we will be required to pay expenses necessary to maintain and insure the vessel and service any indebtedness on it. The combination of any surplus of containership capacity and the expected entry into service of new technologically advanced containerships may make it difficult to secure substitute employment for any of our containerships if our counterparties fail to perform their obligations under the currently arranged time charters, and any new charter arrangements we are able to secure may be at lower rates. Furthermore, the surplus of containerships available at lower charter rates and lack of demand for our customers’ liner services could negatively affect our charterers’ willingness to perform their obligations under our time charters, particularly if the charter rates in such time charters are significantly above the prevailing market rates. Accordingly, we may have to grant concessions to our charterers in the form of lower charter rates for the remaining duration of the relevant charter or part thereof, or to agree to re-charter vessels coming off charter at reduced rates compared to the charter then ended. While we have agreed in certain cases to charter rate re-arrangements entailing reductions for specified periods, we have been compensated for these adjustments by, among other things, subsequent rate increases, so that the aggregate payments under the charters are not materially reduced, and in some cases we also have arranged for term extensions. However, there is no assurance that any future charter re-arrangements will be on similarly favorable terms.

The loss of any of our charterers, time charters or vessels, or a decline in payments under our time charters, could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our stockholders.

In 2014, one of our charterers, Zim Integrated Shipping Services (“ZIM”), concluded a comprehensive financial restructuring plan. Under the related agreement, the Company was granted charter extensions and issued equity securities and unsecured interest bearing notes. In 2016, we wrote down the carrying value of the ZIM equity by $4.0 million due to the weak performance of ZIM and the challenges that it faced. If the fair value of the ZIM equity and debt securities fall below their carrying values, we may be required to record a further impairment charge in our financial statements, which could adversely affect our results of operations. In addition, there can be no assurance that there will be no further concessions or modification to the charter arrangements with ZIM. See “Item 4. Information on the Company—B. Business Overview—Our Fleet, Acquisitions and Vessels Under Construction”.

In addition to charter parties, we may, among other things, enter into shipbuilding contracts, contracts for the sale or purchase of secondhand container vessels, provide performance guarantees relating to shipbuilding contracts, to sale and purchase contracts or to charters, enter into credit facilities or other financing arrangements, accept commitment letters from banks, or enter into insurance contracts and interest or exchange rate swaps or enter into joint ventures. Such agreements expose us to counterparty credit risk. The ability and willingness of each of our counterparties to perform its obligations under a contract with us will depend upon a number of factors that are beyond our control and may include, among other things, general economic conditions, the state of the capital markets, the condition of the ocean-going container shipping industry and charter hire rates. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses, which in turn could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our stockholders.

Downside risks to the world economy, renewed terrorist activity, the emergence of a pandemic crisis, the refugee crisis and protectionist policies which could affect advanced economies, could have a material adverse effect on our business, financial condition and results of operations.

Global growth is subject to downside economic risks stemming from factors such as fiscal fragility in advanced economies, monetary tightening in certain advanced and emerging economies, high sovereign, corporate and private debt levels, highly accommodative macroeconomic policies, increased volatility in debt and equity markets as well as in the price of fuel and other commodities. Political events such as the continued global trade war between the U.S. and China, the substantial uncertainty surrounding the political and economic effects of the exit of the United Kingdom from the European Union, the economic impact of and global response to the emergence of a pandemic crisis such as the recent novel coronavirus outbreak, the continuing war in Syria, renewed terrorist attacks around the world and the refugee crisis may disrupt global supply chains and negatively impact globalization and global economic growth, which could disrupt financial markets, and may lead to weaker consumer demand in the European Union, the United States, and other parts of the world which could have a material adverse effect on our business. A slowdown in the global economy may cause a decrease in worldwide demand for goods shipped in containerized form.

In addition, we anticipate that a significant number of port calls made by our containerships will continue to involve the loading or unloading of container cargoes in ports in the Asia Pacific region. In recent years, China has been one of the world’s fastest growing economies in terms of gross domestic product, which has had a significant impact on shipping demand. However, if China’s growth in gross domestic product and especially in industrial production continues to slow and other countries in the Asia Pacific region experience slower or negative economic growth in the future, this may negatively affect the fragile recovery of the economies of the United States and the European Union, and thus, may negatively impact container shipping demand. If the recent pandemic crisis in China is not contained relatively soon, it could affect industrial production negatively. In addition, the continued global trade war between the U.S. and China, including the introduction by the U.S. of tariffs on selected imported goods, mainly from China, may provoke further retaliation measures from the affected countries which has the potential to create new impediments to trade. Furthermore, trade friction could increase the volatility in the foreign exchange markets which could also negatively affect global trade. Such volatile economic conditions could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our stockholders.

Our financial and operating performance may be adversely affected by the recent novel coronavirus outbreak.

Our business could be materially and adversely affected by the outbreak of the recent novel coronavirus. We have five vessels under construction and two vessels under repair in China and the completion of the construction and repair is likely to be delayed by an indeterminate length of time. We have received notice of a force majeure, as a result of the outbreak, from the shipyard constructing our vessels, three of which are currently scheduled to be delivered in the third quarter of 2020, as well as from the manufacturer of scrubber equipment that will be installed in two of our containerships. This could result in delayed deliveries of our vessels under construction and delayed installation of the scrubbers. Furthermore, if the pandemic persists, there may be an impact on the demand for our services, which will reduce the price and number of our time charters in 2020. We currently have nine vessels whose time charters expire in the first quarter of 2020 and, if the effect of the coronavirus is ongoing, we may be unable to charter these vessels at the rates or for the length of time we currently expect. It is also possible that the liner companies that charter our vessels will be materially affected by the coronavirus and therefore may default on their charters or seek to renegotiate.

In addition, China has introduced travel restrictions and adopted certain hygiene measures, including quarantining workers. This has affected workers in shipyards constructing and repairing our vessels as well as seafarers serving on our vessels, including a disruption in crew changes in Chinese ports. The employees of one of our managers, Shanghai Costamare Ship Management Co., Ltd. (“Shanghai Costamare”) are currently working from home. Any prolonged restrictive measures in order to control the novel coronavirus or other adverse public health developments in China or our targeted markets may have a material and adverse effect on our business operations and demand for our vessels more generally.

Geopolitical risks may affect the ability of certain of our managers, which have offices in Greece, to operate efficiently.

The location of our managers’ offices in Greece exposes them to geopolitical risks facing Greece, including a resurgence of influx of refugees. Although to date, these risks have not affected our managers’ operations, a serious regional crisis may have a material adverse effect on our operations in the future and may limit the ability of our two managers with offices in Greece to operate. These limitations may include the ability of our Greek suppliers to fully perform their contracts, the ability of our Greek-based seafarers or shore employees to travel to and from our vessels and delays or other disruptions in the operation of our fleet, including of the vessels in our fleet flying the Greek flag.

Disruptions in global financial markets from terrorist attacks, regional armed conflicts, general political unrest and the resulting governmental action could have a material adverse impact on our results of operations, financial condition and cash flows.

Terrorist attacks in certain parts of the world, such as those on the United States on September 11, 2001 or others more recently in cities around the globe, and the continuing response of the United States and other countries to these attacks, as well as the threat of future terrorist attacks, continue to cause uncertainty and volatility in the world financial markets and may affect our business, results of operations and financial condition. In addition, global financial markets and economic conditions remain subject to significant vulnerabilities, such as the deterioration of fiscal balances and the rapid accumulation of public debt, continued deleveraging in the banking sector and a limited supply of credit. The refugee crisis in the European Union, the continuing unrest in Syria and Iran, advances of ISIS and other terrorist organizations in the Middle East and Africa, confrontation with Iran, general political unrest in Ukraine and political tension or conflicts in the Asia Pacific Region such as in the South China Sea and North Korea may negatively impact global credit and equity markets, cause uncertainty and volatility in the global financial markets and may accordingly affect our business, results of operations and financial condition. These uncertainties, as well as future hostilities or other political instability in regions where our vessels trade, could also affect trade volumes and patterns and adversely affect our operations, and otherwise have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our stockholders.

Specifically, these issues, along with the re-pricing of credit risk and the difficulties currently experienced by financial institutions, have made, and will likely continue to make, it difficult to obtain financing. As a result of the disruptions in the credit markets and higher capital requirements, many lenders increased margins on lending rates, enacted tighter lending standards, required more restrictive terms (including higher collateral ratios for advances, shorter maturities and smaller loan amounts), or refused to refinance existing debt at all. Furthermore, certain banks that have historically been significant lenders to the shipping industry have reduced or ceased lending activities in the shipping industry. Additional tightening of capital requirements and the resulting policies adopted by lenders, could further reduce lending activities. We may experience difficulties obtaining financing commitments or be unable to fully draw on the capacity under our committed term loans in the future if our lenders are unwilling to extend financing to us or unable to meet their funding obligations due to their own liquidity, capital or solvency issues. We cannot be certain that financing will be available on acceptable terms or at all. If financing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our future obligations as they come due. Our failure to obtain such funds could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our stockholders. In the absence of available financing, we also may be unable to take advantage of business opportunities or respond to competitive pressures.

A limited number of customers operating in a consolidating industry comprise substantially all of our revenues. The loss of these customers could adversely affect our results of operations, cash flows and competitive position and further consolidation among our customers will reduce our bargaining power.

Our customers in the containership sector consist of a limited number of liner companies. A.P. Moller-Maersk A/S (“A.P. Moller-Maersk”), Mediterranean Shipping Company, S.A. (“MSC”), members of the Evergreen Group (“Evergreen”), Hapag Lloyd Aktiengesellschaft (“Hapag Lloyd”) and Cosco Shipping Lines Co., Ltd. (“COSCO”) together represented 96%, 91% and 97% of our revenue in 2017, 2018 and 2019, respectively. The tough economic conditions faced by these liner companies and the intense competition among them has caused, and may in the future cause, certain liner companies to default and is also leading to a consolidation among liner companies. We expect that the number of leading liner companies which are our client base will continue to shrink and we will depend on an even more limited number of customers to generate a substantial portion of our revenues. The cessation of business with these liner companies or their failure to fulfill their obligations under the time charters for our containerships could have a material adverse effect on our business, financial condition and results of operations, as well as our cash flows, including cash available for dividends to our stockholders. In addition to consolidations, alliances involving our customers could further increase the concentration of our business and reduce our bargaining power.

We could lose a customer or the benefits of our time charter arrangements for many different reasons, including if the customer is unable or unwilling to make charter hire or other payments to us because of a deterioration in its financial condition, disagreements with us or if the charterer exercises certain termination rights or otherwise. If any of these customers terminate its charters, chooses not to re-charter our ships after charters expire or is unable to perform under its charters and we are not able to find replacement charters on similar terms or are unable to re-charter our ships at all, we will suffer a loss of revenues that could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends to our stockholders. See “Item 4. Information on the Company—B. Business Overview—Our Fleet, Acquisitions and Vessels Under Construction”.

An increase in trade protectionism and the unravelling of multilateral trade agreements could have a material adverse impact on our charterers’ business and, in turn, could cause a material adverse impact on our results of operations, financial condition and cash flows.

Our operations expose us to the risk that increased trade protectionism will adversely affect our business. Recently, government leaders have declared that their countries may turn to trade barriers to protect or revive their domestic industries in the face of foreign imports, thereby depressing the demand for shipping. On January 31, 2020, the United Kingdom withdrew from the European Union (an event commonly referred to as “Brexit”), opening a standstill transition period that is currently set to last until December 31, 2020. The ongoing negotiations surrounding Brexit have yet to provide clarity on what the outcome will be for the United Kingdom or Europe. Changes related to Brexit could significantly disrupt the free movement of goods, services, and people between the United Kingdom and the European Union, result in the imposition of impediments to trade and tariffs and cause significant disruption to world trade. In the United States, there is significant uncertainty about the future relationship between the United States and other exporting countries, including with respect to trade policies, treaties, government regulations and tariffs. The current U.S. administration rejects multilateral trade agreements in favor of bilateral relations and purports to seek more favorable terms in its dealings with its trade partners. The current U.S. administration has withdrawn from certain trade agreements, such as the Trans-Pacific Partnership, in order to achieve these goals. In addition, the ongoing global trade war between the U.S. and China has resulted in both governments imposing punitive tariffs.

Restrictions on imports, including in the form of tariffs, could have a major impact on global trade and demand for shipping. Specifically, increasing trade protectionism in the markets that our charterers serve may cause an increase in (i) the cost of goods exported from exporting countries such as China and Mexico, (ii) the length of time required to deliver goods from exporting countries, (iii) the costs of such delivery and (iv) the risks associated with exporting goods. These factors may result in a decrease in the quantity of goods to be shipped. Protectionist developments, or the perception they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade, including trade between the United States and China. These developments would have an adverse impact on our charterers’ business, operating results and financial condition. This could, in turn, affect our charterers’ ability to make timely charter hire payments to us and impair our ability to renew charters and grow our business. This could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our stockholders.

A decrease in the level of China’s export of goods could have a material adverse impact on our charterers’ business and, in turn, could cause a material adverse impact on our results of operations, financial condition and cash flows.

China exports considerably more finished products than it imports. Our containerships are deployed on routes involving containerized trade in and out of emerging markets, and our charterers’ container shipping and business revenue is derived among others from the shipment of goods from the Asia Pacific region, including China, to various overseas export markets including the United States, Europe and Latin America. The ongoing global trade war between the U.S. and China may have contributed to the economic slowdown witnessed in China. In recent months, China’s economic growth has continued to slow and any further reduction in or hindrance to the output of China-based exporters could have a material adverse effect on the growth rate of China’s exports and on our charterers’ business. For instance, the government of China has implemented economic policies aimed at increasing domestic consumption of Chinese-made goods. This may have the effect of reducing the supply of goods available for export and may, in turn, result in a decrease of demand for container shipping. Many of the reforms, particularly some limited price reforms that result in the prices for certain commodities being principally determined by market forces, are unprecedented or experimental and may be subject to revision, change or abolition. The level of imports to and exports from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government. A reduction of exports from China and the rest Asia Pacific region could cause a material adverse impact on our results of operations, financial condition and cash flows.

We conduct a substantial amount of business in China. The legal system in China has inherent uncertainties that could limit the legal protections available to us and could have a material adverse impact on our business, results of operations, financial condition and cash flows.

The Chinese legal system is based on written statutes and their legal interpretation by the Standing Committee of the National People’s Congress. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, the Chinese government has been developing a comprehensive system of commercial laws, and considerable progress has been made in introducing laws and regulations dealing with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade. However, because these laws and regulations are relatively new, there is a general lack of internal guidelines or authoritative interpretive guidance, and because of the limited number of published cases and their non-binding nature, interpretation and enforcement of these laws and regulations involve uncertainties. We conduct a substantial amount of business in China, including through one of our managers, Shanghai Costamare, a Chinese corporation which, as of February 25, 2020, operated 19 vessels (including two vessels purchased under the Framework Deed with York) that were exclusively manned by Chinese crews, which exposes us to potential litigation in China. Additionally, many of our vessels regularly call to ports in China, we have charters with COSCO, a Chinese corporation, we are currently constructing five container vessels in Chinese shipyards and we have entered into sale and leaseback transactions in respect of 11 vessels (including two vessels purchased under the Framework Deed) with certain Chinese financial institutions. Although the related charters, shipbuilding agreements and sale and leaseback agreements are governed by English law, we may have difficulties enforcing a judgment rendered by an arbitration tribunal or by an English court (or other non-Chinese court) in China. Such charters, shipbuilding agreements and sale and leaseback agreements, and any additional agreements that we enter into with Chinese counterparties, may be subject to new regulations in China that may require us to incur new or additional compliance or other administrative costs and pay new taxes or other fees to the Chinese government. In addition, China enacted a tax for non-resident international transportation enterprises engaged in the provision of services to passengers or cargo, among other items, in and out of China using their own, chartered or leased vessels, including any stevedore, warehousing and other services connected with the transportation. The law and relevant regulations broaden the range of international transportation companies which may find themselves liable for Chinese enterprise income tax on profits generated from international transportation services passing through Chinese ports. This tax or similar regulations by China may reduce our operating results and may also result in an increase in the cost of goods exported from China and the risks associated with exporting goods from China, as well as a decrease in the quantity of goods to be shipped from or through China, which would have an adverse impact on our charterers’ business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us.

Changes in laws and regulations, including with regards to tax matters, and their implementation by local authorities could affect our vessels chartered to Chinese customers as well as our vessels calling to Chinese ports, our vessels built at Chinese shipyards and the financial institutions with whom we have entered into sale and leaseback transactions, and could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our stockholders.

We may be unable to obtain additional debt financing for future acquisitions of newbuild and secondhand vessels.

Our ability to borrow against the ships in our existing fleet and any ships we may acquire in the future largely depends on the existence of time charter employment of the ship and on the value of the ships, which in turn depends in part on charter hire rates, the creditworthiness of our charterers and the duration of the charter. The actual or perceived credit quality of our charterers, any defaults by them, any decline in the market value of our fleet and the lack of long-term employment of our ships may materially affect our ability to obtain the additional capital resources that we will require to purchase additional vessels or may significantly increase our costs of obtaining such capital. Our inability to obtain additional financing or committing to financing on unattractive terms could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our stockholders.

Our ability to pay dividends or to redeem our Preferred Stock may be limited by the amount of cash we generate from operations following the payment of fees and expenses, by the establishment of any reserves, by restrictions in our debt instruments and by additional factors unrelated to our profitability.

The declaration and payment of dividends (including cumulative dividends payable to the holders of our Preferred Stock) is subject to the discretion of our board of directors and the requirements of Marshall Islands law. The timing and amount of any dividends declared will depend on, among other things (a) our earnings, financial condition, cash flow and cash requirements, (b) our liquidity, including our ability to obtain debt and equity financing on acceptable terms as contemplated by our vessel acquisition strategy, (c) restrictive covenants in our existing and future debt instruments and (d) provisions of Marshall Islands law governing the payment of dividends.

The international containership industry is highly volatile, and we cannot predict with certainty the amount of cash, if any, that will be available for distribution as dividends or to redeem our Preferred Stock in any period. Also, there may be a high degree of variability from period to period in the amount of cash, if any, that is available for the payment of dividends or the redemption of our Preferred Stock and our obligation to pay dividends to holders of our Preferred Stock will reduce the amount of cash available for the payment of dividends to holders of our common stock. The amount of cash we generate from and use in our operations and the actual amount of cash we will have available for dividends and redemptions may fluctuate significantly based upon, among other things:

•	the charter hire payments we obtain from our charters as well as our ability to charter or re-charter our vessels and the charter rates obtained;

•	the due performance by our charterers of their obligations;

•	our fleet expansion strategy and associated uses of our cash and our financing requirements;

•	delays in the delivery of newbuild vessels and the beginning of payments under charters relating to those vessels;

•	the level of our operating costs, such as the costs of crews, vessel maintenance, lubricants and insurance;

•	the number of unscheduled off-hire days for our fleet and the timing of, and number of days required for, scheduled dry-docking of our containerships;

•	prevailing global and regional economic and political conditions;

•	changes in interest rates;

•	currency exchange rate fluctuations;

•	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business;

•	the requirements imposed by classification societies;

•	the level of capital expenditures we make, including for maintaining or replacing vessels and complying with regulations;

•	our debt service requirements, including fluctuations in interest rates, and restrictions on distributions contained in our debt instruments;

•	fluctuations in our working capital needs;

•	our ability to make, and the level of, working capital borrowings;

•	changes in the basis of taxation of our activities in various jurisdictions;

•	modification or revocation of our dividend policy by our board of directors;

•	the ability of our subsidiaries to pay dividends and make distributions to us;

•	the dividend policy adopted by Costamare Ventures and the Joint Venture entities; and

•	the amount of any cash reserves established by our board of directors.

The amount of cash we generate from our operations may differ materially from our net income or loss for the period, which will be affected by non-cash items. We may incur other expenses or liabilities that could reduce or eliminate the cash available for distribution as dividends or redemptions.

In addition, our credit facilities and other financing agreements prohibit the payment of dividends if an event of default has occurred and is continuing or would occur as a result of the payment of such dividends.

For more information regarding our financing arrangements, please read “Item 5. Operating and Financial Review and Prospects”.

Marshall Islands law generally prohibits the payment of dividends other than from surplus (retained earnings and the excess of consideration received for the sale of shares above the par value of the shares) or if there is no surplus, from the net profits for the current and prior fiscal year, or while a company is insolvent or if it would be rendered insolvent by the payment of such a dividend. We may not have sufficient surplus or net profits in the future to pay dividends, and our subsidiaries may not have sufficient funds, surplus or net profits to make distributions to us. As a result of these and other factors, we may pay dividends during periods when we record losses and may not pay dividends during periods when we record net income. We can give no assurance that dividends will be paid in the future or the amounts of dividends which may be paid.

We may have difficulty properly managing our growth through acquisitions of new or secondhand vessels and we may not realize expected benefits from these acquisitions, which may negatively impact our cash flows, liquidity and our ability to pay dividends to our stockholders.

We intend to grow our business by ordering newbuild vessels and through selective acquisitions of high-quality secondhand vessels to the extent that they are available. Our future growth will primarily depend on:

•	the operations of the shipyards that build any newbuild vessels we may order;

•	the availability of employment for our vessels;

•	locating and identifying suitable high-quality secondhand vessels;

•	obtaining newbuild contracts at acceptable prices;

•	obtaining required financing on acceptable terms;

•	consummating vessel acquisitions;

•	enlarging our customer base;

•	hiring additional shore-based employees and seafarers;

•	continuing to meet technical and safety performance standards; and

•	managing joint ventures or significant acquisitions and integrating the new ships into our fleet.

Ship values are correlated with charter rates. During periods in which charter rates are high, ship values are generally high as well, and it may be difficult to consummate ship acquisitions or enter into shipbuilding contracts at favorable prices. During periods in which charter rates are low and employment is scarce, ship values are low; however, any vessel acquired without an attached time charter will still incur expenses to operate, insure, maintain and finance, thereby significantly increasing the cash outlay. In addition, any vessel acquisition may not be profitable and may not generate cash flows sufficient to justify the investment. We may not be successful in executing any future growth plans and we cannot give any assurance that we will not incur significant expenses and losses in connection with such growth efforts. Other risks associated with vessel acquisitions that may harm our business, financial condition and operating results include the risks that we may:

•	fail to realize anticipated benefits, such as new customer relationships, cost-savings or cash flow enhancements;

•	be unable to hire, train or retain qualified shore-based and seafaring personnel to manage and operate our growing business and fleet;

•	decrease our liquidity by using a significant portion of available cash or borrowing capacity to finance acquisitions;

•	significantly increase our interest expense or financial leverage if we incur additional debt to finance acquisitions;

•	incur or assume unanticipated liabilities, losses or costs associated with any vessels or businesses acquired; or

•	incur other significant charges, such as impairment of goodwill or other intangible assets, asset devaluation or restructuring charges.

If we fail to properly manage our growth through acquisitions of newbuild or secondhand vessels we may not realize expected benefits from these acquisitions, which may negatively impact our cash flows, liquidity and our ability to pay dividends to our stockholders.

Unlike newbuild vessels, secondhand vessels typically do not carry warranties as to their condition. While we generally inspect secondhand vessels prior to purchase, such an inspection would normally not provide us with as much knowledge of a vessel’s condition as we would possess if it had been built for us and operated by us during its life. Repairs and maintenance costs for secondhand vessels are difficult to predict and may be substantially higher than for vessels we have operated since they were built. These costs could decrease our cash flows, liquidity and our ability to pay dividends to our stockholders.

Our operations and results and our ability to expand our fleet may be adversely affected by the Framework Deed or by a default by our partner under the Framework Deed.

The joint venture governed by the Framework Deed is the exclusive joint venture of the Company for the acquisition of new vessels during a commitment period ending May 15, 2020, unless terminated earlier in certain circumstances (although we may acquire vessels outside the joint venture where York rejects a vessel acquisition opportunity). If York decides to participate in a new vessel acquisition, we will hold a 25% to 75% equity interest in such vessel. See “Item 4. Information on the Company—B. Business Overview—Our Fleet, Acquisitions and Vessels Under Construction”.

The operation of the Framework Deed may increase certain administrative burdens, delay decision-making, and make it more difficult to obtain debt financing or complicate the operation of the vessels acquired under the Framework Deed. For example, the Framework Deed requires that decisions regarding the Joint Venture vessel’s acquisition be made jointly by Costamare and York. If York fails to cooperate in the acquisition process, we may not be able to consummate the acquisition in a timely and cost-effective manner. In addition, our managers may face conflicts of interest in the course of managing both our wholly-owned vessels and the Joint Venture vessels, the outcome of which may favor the Joint Venture vessels. Furthermore, in order to obtain financing at reasonable commercial terms, we have guaranteed the debt of certain joint venture entities. We have entered into share purchase agreements, allowing us to acquire for nominal consideration all the shares in the entities for whose benefit the guarantees have been issued that we do not already own if we are called to pay under the guarantees. However, it is not certain that this will cover in full any payment we are called to make under the guarantees. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities, Capital Leases and Other Financing Arrangements”.

If York was to delay or default in meeting its commitments under the Framework Deed to provide equity or under any guarantee it provides to support a shipbuilding contract, a charter or a financing agreement, or if York fails to provide any supplemental funding that may be required under the Framework Deed or otherwise due to adverse economic conditions, our commercial relations with shipbuilders, charterers and financial institutions could be adversely affected. Under such circumstances, or if we are called to pay under the guarantees we have provided in favor of joint venture entities, we may be required to provide additional funding, we may have to unwind a Joint Venture investment at an unfavorable price or have to terminate the Framework Deed, which may negatively impact our cash flows, liquidity and our ability to pay dividends to our stockholders. In December 2019, it was reported that York plans to liquidate its nearly $2 billion Credit Opportunities fund, which is a co-investor in the Joint Venture vessels. We will continue to evaluate the impact this may have on our relationship with York in the future.

Delay in the delivery of our newbuild vessels on order, or any future newbuild vessel orders, could adversely affect our earnings.

The expected delivery dates under our current shipbuilding contract for a newbuild vessel, and any additional shipbuilding contracts we may enter into in the future, may be delayed for reasons not under our control, including, among other things:

•	quality or engineering problems;

•	changes in governmental regulations or maritime self-regulatory organization standards;

•	work stoppages or other labor disturbances at the shipyard;

•	bankruptcy of or other financial crisis involving the shipyard;

•	a backlog of orders at the shipyard;

•	any delay or default by our joint venture partner in meeting its financial commitments;

•	political, social or economic disturbances;

•	weather interference or a catastrophic event, such as a major earthquake or fire, or other accident;

•	requests for changes to the original vessel specifications;

•	shortages of or delays in the receipt of necessary construction materials, such as steel;

•	an inability to obtain requisite permits or approvals;

•	financial instability of the lenders under our committed credit facilities, resulting in potential delay or inability to draw down on such facilities; and

•	financial instability of the charterers under our agreed time charters for the newbuild vessels, resulting in potential delay or inability to charter the newbuild vessels.

A delay by the seller in the delivery date of a newbuild vessel will reduce our expected income from that vessel and, if the vessel is already chartered, may lead the charterer of such vessel to claim damages or to cancel the relevant charter. If the seller of any newbuild vessel we have contracted to purchase is not able to deliver the vessel to us as agreed, or if we cancel a purchase agreement because a seller has not met his obligations, it may result in a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our stockholders.

Our managers may be unable to attract and retain qualified, skilled crew on our behalf necessary to operate our business or may pay rising crew and other vessel operating costs.

Acquiring and renewing long-term time charters with leading liner companies depends on a number of factors, including our ability to man our containerships with suitably experienced, high-quality masters, officers and crews. Our success will depend in large part on our managers’ ability to attract, hire, train and retain highly skilled and qualified personnel. In recent years, the limited supply of and the increased demand for well-qualified crew, due to the increase in the size of the global shipping fleet, has created upward pressure on crewing costs, which we bear under our time charters. Changing conditions in the home country of our seafarers, such as increases in the local general living standards or changes in taxation, may make serving at sea less appealing and thus further reduce the supply of crew and/or increase the cost of hiring competent crew. Unless we are able to increase our hire rates to compensate for increases in crew costs and other vessel operating costs such as insurance, repairs and maintenance, and lubricants, our business, results of operations, financial condition and our profitability may be adversely affected. In addition, any inability we experience in the future to attract, hire, train and retain a sufficient number of qualified employees could impair our ability to manage, maintain and grow our business. If we cannot attract and retain sufficient numbers of quality onboard seafaring personnel, our fleet utilization will decrease, which could also have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our stockholders.

Fuel price fluctuations may have an adverse effect on our cash flows, liquidity and our ability to pay dividends to our stockholders.

The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geo-political developments, supply and demand for oil, actions by members of the Organization of Petroleum Exporting Countries (“OPEC”) and other oil and gas producers, economic or other sanctions levied against oil and gas producing countries, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns and regulations.

The cost of fuel is a significant factor in negotiating charter rates and can affect us in both direct and indirect ways. This cost will be borne by us when our containerships are not employed or are employed on voyage charters or contracts of affreightment. As of February 25, 2020, we have no voyage charters or contracts of affreightment, but we may enter into such arrangements in the future, and to the extent we do so, an increase in the price of fuel beyond our expectations may adversely affect our profitability. Even where the cost of fuel is borne by the charterer, which is the case with all of our existing time charters, that cost may affect the level of charter rates that charterers are prepared to pay.

A decrease in the cost of fuel may lead our charterers to abandon slow steaming, thereby releasing additional capacity into the market and exerting downward pressure on charter rates or may lead our charterers to employ older, less fuel efficient vessels which may drive down charter rates and make it more difficult for us to secure employment for our newer vessels.

In addition, as of January 1, 2020 the entry into force of the 0.5% mass by mass (“m/m”) global sulphur cap in marine fuels under the International Convention for Prevention of Pollution from Ships (“MARPOL”) Annex VI has led to a significant increase in the costs for low sulphur fuel used by vessels that are not equipped with exhaust gas scrubbers. Since our vessels are employed on a time charter basis, the cost of fuel is born by our charterers, thus making our vessels which are not equipped with scrubbers less competitive compared to vessels that are equipped with scrubbers. Ships not retrofitted with exhaust gas scrubbers to comply with the new emissions standard may become less competitive (compared with ships equipped with exhaust gas scrubbers that can utilize the less expensive high sulphur fuel), have difficulty finding employment, command lower charter hire and/or need to be scrapped, which may negatively impact our revenues and cash flows as well as our future operations.

Reliance on suppliers may limit our ability to obtain supplies and services when needed.

We rely on a significant number of third party suppliers of consumables, spare parts and equipment to operate, maintain, repair and upgrade our fleet of ships. Delays in delivery or unavailability or poor quality of supplies could result in off-hire days due to consequent delays in the repair and maintenance of our fleet or lead to our time charters being terminated. This would negatively impact our revenues and cash flows. Cost increases could also negatively impact our future operations.

We must make substantial capital expenditures to maintain the operating capacity of our fleet, which may reduce or eliminate the amount of cash available for distribution to our stockholders.

We must make substantial capital expenditures to maintain the operating capacity of our fleet and replace, over the long-term, the operating capacity of our fleet and we generally expect to finance these maintenance capital expenditures with cash balances or credit facilities. In addition, we will need to make substantial capital expenditures to acquire vessels in accordance with our growth strategy. These expenditures could increase as a result of, among other things: the cost of labor and materials; customer requirements; the size of our fleet; the cost of replacement vessels; the length of charters; governmental regulations and maritime self-regulatory organization standards relating to safety, security or the environment; competitive standards; and the age of our ships. Significant capital expenditures, including to maintain and replace, over the long-term, the operating capacity of our fleet, may reduce or eliminate the amount of cash available for distribution to our stockholders.

The aging of our fleet may result in increased operating costs in the future, which could adversely affect our earnings.

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. As our fleet ages, we will incur increased costs. Older vessels may require longer and more expensive dry-dockings, resulting in more off-hire days and reduced revenue. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. In addition, older vessels are often less desirable to charterers. Governmental regulations and safety or other equipment standards related to the age of a vessel may also require expenditures for alterations or the addition of new equipment to our vessels and may restrict the type of activities in which our containerships may engage.

As of February 25, 2020, our current fleet of 75 containerships, including the five vessels under construction and the 10 containerships acquired under the Framework Deed, had an average age (weighted by TEU capacity) of 9.9 years. See “Item 4. Information on the Company—B. Business Overview B—Our Fleet, Acquisitions and Vessels Under Construction”. We cannot assure you that, as our vessels age, market conditions will justify such expenditures or will enable us to profitably operate our older vessels.

Unless we set aside reserves or are able to borrow funds for vessel replacement, at the end of the useful lives of our vessels our revenue will decline, which would adversely affect our business, results of operations and financial condition.

As noted above, as of February 25, 2020, our current fleet of 75 containerships, including the five vessels under construction and the 10 containerships acquired under the Framework Deed, had an average age (weighted by TEU capacity) of 9.9 years. See “Item 4. Information on the Company—B. Business Overview—Our Fleet, Acquisitions and Vessels Under Construction”. Unless we maintain reserves or are able to borrow or raise funds for vessel replacement, we will be unable to replace the older vessels in our fleet. Our cash flows and income are dependent on the revenues earned by the chartering of our containerships. The inability to replace the vessels in our fleet upon the expiration of their useful lives could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our stockholders.

Containership values fluctuate substantially over time and if these values are low at a time when we are attempting to dispose of a vessel, we could incur a loss.

Containership values can fluctuate substantially over time due to a number of different factors, including:

•	prevailing economic conditions in the markets in which containerships operate;

•	reduced demand for containerships, including as a result of a substantial or extended decline in world trade;

•	increases in the supply of containership capacity;

•	changes in prevailing charter hire rates;

•	the physical condition, size, age and technical specification of the ships;

•	the costs of building new vessels;

•	whether the containership is equipped with scrubbers or not and

•

the cost of retrofitting or modifying existing ships to respond to technological advances in vessel design or equipment, changes in applicable environmental or other regulations or standards, customer requirements or otherwise.

The risk of realizing a loss on the sale of a containership is greater during periods when vessel values are low compared to their historical levels. In fiscal year 2019, we sold five of our vessels and realized a loss of $19.6 million. In the future, we may sell further vessels under similar unfavorable conditions resulting in losses in order to maintain sufficient liquidity and to allow us to cover our operating costs. During the year ended December 31, 2019, we recorded a $3.0 million impairment loss on two of our vessels and a loss on vessels held for sale of $2.5 million. If the market values of our vessels deteriorate, we may be required to record an impairment charge in our financial statements, which could adversely affect our results of operations. In addition, any such deterioration in the market values of our vessels could trigger a breach of certain covenants under our credit facilities, which could adversely affect our operations. If a charter expires or is terminated, we may be unable to re-charter the vessel at an acceptable rate and, rather than continue to incur costs to maintain the vessel, may seek to dispose of it. Our inability to dispose of the containership at a reasonable price could result in a loss on its sale and could materially and adversely affect our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our stockholders.

Our growth depends on our ability to expand relationships with existing charterers, establish relationships with new customers and obtain new time charters, for which we will face substantial competition from new entrants and established companies with significant resources.

One of our principal objectives is to acquire additional containerships in conjunction with entering into additional long-term, fixed-rate charters for these vessels. The process of obtaining new long-term, fixed-rate charters is highly competitive and generally involves an intensive screening process and competitive bids, and often extends for several months. Generally, we compete for charters based upon charter rate, customer relationships, operating expertise, professional reputation and containership specifications, including size, age and condition.

In addition, as vessels age, it can be more difficult to employ them on profitable time charters, particularly during periods of decreased demand in the charter market. Accordingly, we may find it difficult to continue to find profitable employment for our vessels as they age.

We face substantial competition from a number of experienced companies, including liner companies, state-sponsored entities and financial organizations. Some of these competitors have significantly greater financial resources than we do, and can therefore operate larger fleets and may be able to offer better charter rates. In the future, we may also face competition from reputable, experienced and well-capitalized marine transportation companies, including state-sponsored entities, that do not currently own containerships, but may choose to do so. Any increased competition may cause greater price competition for time charters, as well as for the acquisition of high-quality secondhand vessels and newbuild vessels. Further, since the charter rate is generally considered to be one of the principal factors in a charterer’s decision to charter a vessel, the rates offered by our competitors can place downward pressure on rates throughout the charter market. On the other hand, consolidation and the creation of alliances among liner companies have increased their negotiation power when chartering our vessels. As a result of these factors, we may be unable to charter our containerships, expand our relationships with existing customers or to obtain new customers on a profitable basis, if at all, which could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our stockholders.

Due to our lack of diversification, adverse developments in the containership transportation business could reduce our ability to service our debt obligations and pay dividends to our stockholders.

We rely exclusively on the cash flow generated from charters for our containerships. Due to our lack of diversification, an adverse development in the container shipping industry would have a significantly greater impact on our financial condition and results of operations than if we maintained more diverse assets or lines of business. An adverse development could also impair our ability to service debt or pay dividends to our stockholders.

If market conditions do not improve for long-term, fixed-rate charters, we may be forced to continue to charter our vessels on shorter term charters at less predictable rates, adversely impacting our growth.

While one of our principal strategies is to enter into long-term, fixed-rate time charters, the demand for long-term charters has fallen. As a result, we have entered into a number of short-term charters, several of which are expiring before the end of 2020. As of February 25, 2020, the current time charters for 34 of our 70 containerships in the water, including the 10 containerships purchased pursuant to the Framework Deed with York, will expire before the end of 2020. We have options to extend the charters for two of our vessels whose charters are scheduled to expire in 2020 for successive one year periods. While we generally expect to be able to obtain time charters for our vessels within a reasonable period prior to their time charter expiry or delivery, as applicable, we cannot be assured that this will occur in any particular case, or at all. There is currently limited demand for long-term time charters, while the supply of container vessels has increased due to newbuild deliveries of larger vessels and the cascading effect to smaller vessels, as well as the ongoing consolidation among liner companies. In addition, even if a short-term time charter is secured it may not be continuous, leaving the vessel idle for some days in between charters. If this trend continues, we may then have to charter more of our containerships for shorter periods upon expiration or early termination of the current charters. As a result, our revenues, cash flows and profitability would then reflect fluctuations in the short-term charter market and become more volatile. It may also become more difficult or expensive to finance or re-finance vessels that do not have long-term employment at fixed rates. In addition, we may have to enter into charters based on changing market prices, as opposed to contracts based on fixed rates, which would increase the volatility of our revenues, cash-flows and profitability and, during a period of depressed charter rates, could also result in a decrease in our revenues, cash flows and profitability, including our ability to pay dividends to our stockholders. If we are unable to re-charter these containerships or obtain new time charters at favorable rates or at all, it could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our stockholders.

We are a holding company and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to make dividend payments.

We are a holding company and our subsidiaries conduct all of our operations and own all of our operating assets, including our ships. We have no significant assets other than the equity interests in our subsidiaries. As a result, our ability to pay our obligations and to make dividend payments depends entirely on our subsidiaries and their ability to distribute funds to us. The ability of a subsidiary to make these distributions could be affected by a claim or other action by a third party, including a creditor, or by the law of their respective jurisdiction of incorporation which regulates the payment of dividends. If we are unable to obtain funds from our subsidiaries, our board of directors may exercise its discretion not to declare or pay dividends.

Our credit facilities or other financing arrangements contain payment obligations and restrictive covenants that may limit our liquidity and our ability to expand our fleet. A failure by us to meet our obligations under our credit facilities could result in an event of default under such credit facilities and foreclosure on our vessels.

Our credit facilities impose certain operating and financial restrictions on us. These restrictions in our existing credit facilities generally limit Costamare Inc., and our subsidiaries’ ability to, among other things:

•	pay dividends if an event of default has occurred and is continuing or would occur as a result of the payment of such dividends;

•	purchase or otherwise acquire for value any shares of our subsidiaries’ capital;

•	make or repay loans or advances, other than repayment of the credit facilities;

•	make investments in or provide guarantees to other persons;

•	sell or transfer significant assets, including any vessel or vessels mortgaged under the credit facilities, to any person, including Costamare Inc. and our subsidiaries;

•	create liens on assets; or

•	allow the Konstantakopoulos family’s direct or indirect holding in Costamare Inc. to fall below 40% of the total issued share capital.

Our existing credit facilities also require Costamare Inc. and certain of our subsidiaries to maintain the aggregate of (a) the market value, primarily on a charter inclusive basis, of the mortgaged vessel or vessels and (b) the market value of any additional security provided to the lenders, above a percentage ranging between 105% to 130% of the then outstanding amount of the credit facility and any related swap exposure.

Costamare Inc. is required to maintain compliance with certain financial covenants to maintain minimum liquidity, minimum market value adjusted net worth, interest coverage and leverage ratios, as defined.

•	the ratio of our total liabilities (after deducting all cash and cash equivalents) to market value adjusted total assets (after deducting all cash and cash equivalents) may not exceed 0.75:1;

•	the ratio of EBITDA over net interest expense must be equal to or higher than 2.5:1;

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the aggregate amount of all cash and cash equivalents may not be less than the greater of (i) $30 million or (ii) 3% of the total debt; provided, however, that under four of our credit facilities and capital leases, a minimum cash amount equal to 3% of the loan outstanding must be maintained in accounts with or pledged in favour of the lender;

•	the market value adjusted net worth must at all times exceed $500 million; and

•	the ratio of net funded debt to market value adjusted total assets may not exceed 80% on a charter inclusive valuation.

A failure to meet our payment and other obligations could lead to defaults under our credit facilities. Our lenders could then accelerate our indebtedness and foreclose on the vessels in our fleet securing those credit facilities, which could result in the acceleration of other indebtedness that we may have at such time and the commencement of similar foreclosure proceedings by other lenders. If any of these events occur, we cannot guarantee that our assets will be sufficient to repay in full all of our outstanding indebtedness and we may be unable to find alternative financing. Even if we could obtain alternative financing, such financing may not be on terms that are favorable or acceptable. The loss of these vessels would have a material adverse effect on our operating results and financial condition as well as on our cash flows, including cash available for dividends to our stockholders. For additional information, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities, Capital Leases and Other Financing Arrangements”.

Substantial debt levels may limit our ability to obtain additional financing and pursue other business opportunities.

As of December 31, 2019, we had outstanding indebtedness of approximately $1.56 billion, including the obligations under our capital leases and other financing arrangements, and we expect to incur additional indebtedness as we grow our fleet or in order to cover its operational needs. In addition, we have guaranteed $239.9 million of indebtedness outstanding at Joint Venture entities. This level of debt could have important consequences to us, including the following:

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our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired or such financing may not be available on favorable terms;

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we may need to use a substantial portion of our cash from operations to make principal and interest payments on our debt, thereby reducing the funds that would otherwise be available for operations, future business opportunities and dividends to our stockholders;

•	our debt level could make us more vulnerable than our competitors with less debt to competitive pressures or a downturn in our business or the economy generally; and

•	our debt level may limit our flexibility in responding to changing business and economic conditions.

Our ability to service our debt depends upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. We may not be able to refinance all or part of our maturing debt on favorable terms, or at all. If our operating income is not sufficient to service our current or future indebtedness, we will be forced to take actions such as reducing or discontinuing dividend payments, reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt, or seeking additional equity capital or bankruptcy protection. We may not be able to effect any of these remedies on satisfactory terms, or at all.

In the future we may change our operational and financial model by replacing amortizing debt in favor of non-amortizing debt with a higher fixed or floating rate without shareholder approval,

which may increase our risk of defaulting on our indebtedness if market conditions become unfavorable.

The derivative contracts we have entered into to hedge our exposure to fluctuations in interest rates and foreign currencies can result in higher than market rates and reductions in our stockholders’ equity as well as charges against our income, while there is no assurance of the credit worthiness of our counterparties.

We have entered into interest rate swaps generally for purposes of managing our exposure to fluctuations in interest rates applicable to indebtedness under our credit facilities which were advanced at floating rates based on LIBOR. Interest rates and currency hedging may result in us paying higher than market rates. As of December 31, 2019, the aggregate notional amount of interest rate swaps relating to our fleet as of such date was $149.7 million. As of December 31, 2019, our obligations under capital leases and other financing arrangements which were under fixed interest rates amounted to $630.8 million. From time to time, we also enter into certain currency hedges. As of December 31, 2019, the Company was engaged in three Euro/U.S. dollar contracts totaling $6.0 million. However, there is no assurance that our derivative contracts or any that we enter into in the future will provide adequate protection against adverse changes in interest rates or currency exchange rates or that our bank counterparties will be able to perform their obligations. In addition, as a result of the implementation of new regulation of the swaps markets in the United States, the European Union and elsewhere over the next few years, the cost of interest rate and currency hedges may increase or suitable hedges may not be available.

While we monitor the credit risks associated with our bank counterparties, there can be no assurance that these counterparties would be able to meet their commitments under our derivative contracts or any future derivate contract. Our bank counterparties include financial institutions that are based in European Union countries that have faced and continue to face severe financial stress due to the ongoing sovereign debt crisis. The potential for our bank counterparties to default on their obligations under our derivative contracts may be highest when we are most exposed to the fluctuations in interest and currency rates such contracts are designed to hedge, and several or all of our bank counterparties may simultaneously be unable to perform their obligations due to the same events or occurrences in global financial markets.

To the extent our existing interest rate swaps do not, and future derivative contracts may not, qualify for treatment as hedges for accounting purposes we would recognize fluctuations in the fair value of such contracts in our statement of comprehensive income. In addition, changes in the fair value of our derivative contracts are recognized in “Accumulated Other Comprehensive Loss” on our balance sheet, and can affect compliance with the net worth covenant requirements in our credit facilities. Changes in the fair value of our derivative contracts that do not qualify for treatment as hedges for accounting and financial reporting purposes affect, among other things, our net income and our earnings per share. For additional information see “Item 5. Operating and Financial Review and Prospects”.

Fluctuations in exchange rates and interest rates could result in financial losses for us.

We are exposed to a market risk relating to fluctuations in interest rates because the majority of our credit facilities bear interest costs at a floating rate based on London Interbank Offered Rate, or “LIBOR”. On July 27, 2017, the United Kingdom Financial Conduct Authority (“FCA”), which regulates LIBOR, announced that it intends to stop persuading or compelling banks to submit rates for the calculation of LIBOR to the administrator of LIBOR after 2021 (“FCA Announcement”). The FCA Announcement indicates that the continuation of LIBOR on the current basis is not guaranteed after 2021. Significant increases in LIBOR or uncertainty surrounding its phase out after 2021 could adversely affect our operating results and financial condition as well as on our cash flows, including cash available for dividends to our stockholders. We are continuing to evaluate the risks resulting from a termination of LIBOR and our credit facilities generally have fallback provisions in the event of the unavailability of LIBOR, but those fallback provisions and related successor benchmarks may create additional risks and uncertainties. While we use interest rate swaps to reduce our exposure to interest rate risk and to hedge a portion of our outstanding indebtedness, there is no assurance that our derivative contracts will provide adequate protection against adverse changes in interest rates or that our bank counterparties will be able to perform their obligations. For additional information, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities, Capital Leases and Other Financing Arrangements”.

Because we generate all of our revenues in United States dollars but incur a significant portion of our expenses in other currencies, exchange rate fluctuations could hurt our results of operations.

Fluctuations in currency exchange rates may have a material impact on our financial performance. We generate all of our revenues in United States dollars and for the year ended December 31, 2019, while at the same time a substantial portion of our vessels’ operating expenses is incurred in currencies other than United States dollars. This difference could lead to fluctuations in net income due to changes in the value of the United States dollar relative to other currencies, in particular the Euro. Expenses incurred in foreign currencies against which the United States dollar falls in value could increase, thereby decreasing our net income. While we hedge some of this exposure from time to time, our U.S. dollar denominated results of operations and financial condition and ability to pay dividends could suffer from adverse currency exchange rate movements.

Increased competition in technology and innovation could reduce our charter hire income and the value of our vessels.

The charter rates and the value and operational life of a vessel are determined by a number of factors, including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed and fuel economy. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. Physical life is related to the original design and construction, maintenance and the impact of the stress of operations. If new ship designs currently promoted by shipyards as being more fuel efficient perform as promoted, or if new containerships are built in the future that are more efficient or flexible or have longer physical lives than our vessels, competition from these more technologically advanced containerships could adversely affect our ability to re-charter, the amount of charter hire payments that we receive for our containerships once their current time charters expire and the resale value of our containerships. This could adversely affect our revenues and cash flows, and our ability to service our debt or pay dividends to our stockholders.

We are subject to regulation and liability under environmental and operational safety laws that could require significant expenditures and affect our cash flows and net income.

Our business and the operation of our vessels are materially affected by environmental regulation in the form of international, national, state and local laws, regulations, conventions, treaties and standards in force in international waters and the jurisdictions in which our containerships operate, as well as in the country or countries of their registration, including those governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and other contamination, air emissions, water discharges and ballast water management. We may incur substantial costs in complying with these requirements, including costs for ship modifications and changes in operating procedures. Because such conventions, laws and regulations are often revised, it is difficult to predict the ultimate cost of compliance with such requirements or their impact on the resale value or useful lives of our containerships.

Environmental requirements can also affect the resale value or useful lives of our vessels, require a reduction in cargo capacity, vessel modifications or operational changes or restrictions, lead to decreased availability of, or more costly insurance coverage for, environmental matters or result in the denial of access to certain jurisdictional waters or ports. Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations and claims for natural resource damages, personal injury and/or property damages in the event that there is a release of petroleum or other hazardous materials from our vessels or otherwise in connection with our operations. Violations of, or liabilities under, environmental requirements can also result in substantial penalties, fines and other sanctions, including criminal sanctions, and, in certain instances, seizure or detention of our containerships. Events of this nature or additional environmental conventions, laws and regulations could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flow, including cash available for dividends to our stockholders.

For example, the International Safety Management Code (the “ISM Code”) requires vessel managers to develop and maintain an extensive “Safety Management System” (“SMS”) and to obtain a Safety Management Certificate (“SMC”) verifying compliance with its approved SMS and a document of compliance with the ISM Code from the government of each vessel’s flag state. Failure to comply with the ISM Code may lead to withdrawal of the permit to operate or manage the vessels, subject us to increased liability, decrease or suspend available insurance coverage for the affected vessels, or result in a denial of access to, or detention in, certain ports. Each of the containerships in our fleet and each of our affiliated managers and third party managers are ISM Code-certified. However, there can be no assurance that such certifications can be maintained indefinitely. Furthermore, on January 1, 2020, the emissions standard under Annex VI to MARPOL for the reduction of sulphur oxides, announced in 2016 by the International Maritime Organization (“IMO”), was phased in. Compliance with this emissions standard requires either the installation of exhaust gas scrubbers, allowing the vessel to use the existing, less expensive, high sulphur content fuel or fuel system modification and tank cleaning, allowing the use of more expensive, low sulphur fuel. It is unclear how the new emissions standard will affect the employment of our vessels in the future, given that the cost of fuel is borne by our charterers when our vessels are on time charter employment. We currently plan to install scrubbers in 15 of our containerships, including the five vessels under construction. Ships not equipped with exhaust gas scrubbers to comply with the new emissions standard may become less competitive (compared with ships equipped with exhaust gas scrubber that can utilize the less expensive high sulphur fuel), may have difficulty finding employment, may command lower charter hire and/or may need to be scrapped.

In addition, on December 31, 2018, our European Union Member State-flagged (“EU-flagged”) vessels became subject to Regulation (EU) No 1257/2013 of the European Parliament and of the Council of 20 November 2013 on ship recycling (the “EU Ship Recycling Regulation” or “ESRR”) and exempt from the Regulation (EC) No 1013/2006 of the European Parliament and of the Council of 14 June 2006 on shipments of waste (the “European Waste Shipment Regulation” or “EWSR”) which had previously governed their disposal and recycling. The EWSR continues to be applicable to Non-European Union Member State-flagged (“non-EU-flagged”) vessels. As of December 31, 2019, 33 of our containerships were EU-flagged and 37 were non-EU-flagged.

Under the ESRR, commercial EU-flagged vessels of 500 gross tonnage and above may be recycled only at shipyards included on the European List of Authorised Ship Recycling Facilities (the “European List”). As of December 31, 2019, 33 of our EU-flagged vessels met this weight specification. The European List presently includes six facilities in Turkey but no facilities in the major ship recycling countries in Asia. The combined capacity of the European List facilities may prove insufficient to absorb the total recycling volume of EU-flagged vessels. This circumstance, taken in tandem with the possible decrease in cash sales, may result in longer wait times for divestment of recyclable containerships as well as downward pressure on the purchase prices offered by European List shipyards. Furthermore, facilities located in the major ship recycling countries generally offer significantly higher vessel purchase prices, and as such, the requirement that we utilize only European List shipyards may negatively impact revenue from the residual values of our containerships.

In addition, the EWSR requires that non-EU-flagged ships departing from European Union ports be recycled only in Organisation for Economic Cooperation and Development (OECD) member countries. In March 2018, the Rotterdam District Court ruled that the sale of four recyclable vessels by third-party Dutch ship owner Seatrade to cash buyers, who then reflagged and resold the vessels to non-OECD country recycling yards, were effectively indirect sales to non-OECD country yards, in violation of the EWSR. If European Union Member State courts widely adopt this analysis, it may negatively impact revenue from the residual values of our containerships and we may be subject to a heightened risk of non-compliance, due diligence obligations and costs in instances where we sell older ships to cash buyers.

Governmental regulation of the shipping industry, particularly in the areas of safety and environmental requirements, can be expected to become stricter in the future. We believe that the heightened environmental, quality and security concerns of insurance underwriters, regulators and charterers will lead to additional requirements, including enhanced risk assessment and security requirements and greater inspection and safety requirements for vessels. Any passage of climate control legislation or other regulatory initiatives by the IMO, the European Union, the United States or other countries where we operate, or any treaty adopted at the international level, that restrict emissions of greenhouse gases could require us to make significant financial expenditures that we cannot predict with certainty at this time. Even in the absence of climate control legislation and regulations, our business and operations may be materially affected to the extent that climate change results in sea level changes or more intense weather events. In complying with new environmental laws and regulations and other requirements that may be adopted, we may have to incur significant capital and operational expenditures to keep our containerships in compliance, or even to scrap or sell certain containerships altogether. For additional information see “Item 4. Information on the Company B. Business Overview—Risk of Loss and Liability Insurance—Environmental and Other Regulations”.

We rely on our information systems to conduct our business, and failure to protect these systems against security breaches could adversely affect our business and results of operations. Additionally, if these systems fail or become unavailable for any significant period of time, our business could be harmed.

The efficient operation of our business is dependent on computer hardware and software systems. Information systems are vulnerable to security breaches by computer hackers and cyber terrorists. We rely on industry-accepted security measures and technology to securely maintain confidential and proprietary information maintained on our information systems. However, these measures and technology may not adequately prevent cybersecurity breaches, the access, capture or alteration of information by criminals, the exposure or exploitation of potential security vulnerabilities, the installation of malware or ransomware, acts of vandalism, computer viruses, misplaced data or data loss. In addition, the unavailability of the information systems or the failure of these systems to perform as anticipated for any reason could disrupt our business and could result in decreased performance and increased operating costs, causing our business and results of operations to suffer. Any significant interruption or failure of our information systems or any significant breach of security could adversely affect our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our stockholders.

The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us.

We expect that our vessels will call in ports in South America and other areas where smugglers attempt to hide drugs and other contraband on vessels, with or without the knowledge of crew members. To the extent our vessels are found with contraband, whether inside or attached to the hull of our vessel and whether with or without the knowledge of any of our crew, we may face governmental or other regulatory claims or penalties which could have an adverse effect on our business, results of operations, cash flows, financial condition, as well as our cash flows, including cash available for dividends to our stockholders.

Increased inspection procedures, tighter import and export controls and new security regulations could increase costs and cause disruption of our containership business.

International container shipping is subject to security and customs inspection and related procedures in countries of origin, destination and certain trans-shipment points. These inspection procedures can result in cargo seizure, delays in the loading, offloading, trans-shipment or delivery of containers, and the levying of customs duties, fines and other penalties against us.

Since the events of September 11, 2001, United States authorities have substantially increased container inspections. Government investment in non-intrusive container scanning technology has grown and there is interest in electronic monitoring technology, including so-called “e-seals” and “smart” containers, that would enable remote, centralized monitoring of containers during shipment to identify tampering with or opening of the containers, along with potentially measuring other characteristics such as temperature, air pressure, motion, chemicals, biological agents and radiation. Also, as a response to the events of September 11, 2001, additional vessel security requirements have been imposed, including the installation of security alert and automatic identification systems on board vessels. Following a number of recent terrorist attacks in cities across the globe, there has been a heightened level of security and new security procedures could be introduced.

It is unclear what additional changes, if any, to the existing inspection and security procedures may ultimately be proposed or implemented in the future, or how any such changes will affect the industry. It is possible that such changes could impose additional financial and legal obligations on us. Furthermore, changes to inspection and security procedures could also impose additional costs and obligations on our customers and may, in certain cases, render the shipment of certain types of goods in containers uneconomical or impractical. Any such changes or developments could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our stockholders.

The operation of our vessels is also affected by the requirements set forth in the International Ship and Port Facilities Security Code (the “ISPS Code”). The ISPS Code requires vessels to develop and maintain a ship security plan that provides security measures to address potential threats to the security of ships or port facilities. Although each of our containerships is ISPS Code-certified, any failure to comply with the ISPS Code or maintain such certifications may subject us to increased liability and may result in denial of access to, or detention in, certain ports. Furthermore, compliance with the ISPS Code requires us to incur certain costs. Although such costs have not been material to date, if new or more stringent regulations relating to the ISPS Code are adopted by the IMO and the flag states, these requirements could require significant additional capital expenditures or otherwise increase the costs of our operations.

Governments could requisition our vessels during a period of war or emergency, resulting in loss of earnings.

A government of the jurisdiction where one or more of our containerships are registered could requisition for title or seize our containerships. Requisition for title occurs when a government takes control of a vessel and becomes its owner. Also, a government could requisition our containerships for hire. Requisition for hire occurs when a government takes control of a ship and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency, although governments may elect to requisition vessels in other circumstances. Although we would expect to be entitled to compensation in the event of a requisition of one or more of our vessels, the amount and timing of payment, if any, would be uncertain. Government requisition of one or more of our containerships may cause us to breach covenants in certain of our credit facilities, and could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our stockholders.

Acts of piracy on ocean-going vessels could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in certain regions of the world, such as the South China Sea and the Gulf of Aden. Piracy continues to occur in the Gulf of Aden, off the coast of Somalia, and increasingly in the Gulf of Guinea. Although both the frequency and success of attacks have diminished recently, we still consider potential acts of piracy to be a material risk to the international container shipping industry, and protection against this risk requires vigilance. Our vessels regularly travel through regions where pirates are active. We may not be adequately insured to cover losses from acts of terrorism, piracy, regional conflicts and other armed actions, which could have a material adverse effect on our results of operations, financial condition and ability to pay dividends. Crew costs could also increase in such circumstances.

Risks inherent in the operation of ocean-going vessels could affect our business and reputation, which could adversely affect our expenses, net income, cash flow and stock price.

The operation of ocean-going vessels carries inherent risks. These risks include the possibility of:

•	marine disaster;

•	piracy;

•	environmental accidents;

•	grounding, fire, explosions and collisions;

•	cargo and property loss or damage;

•	business interruptions caused by mechanical failure, human error, war, terrorism, disease and quarantine, political action in various countries or adverse weather conditions; and

•	work stoppages or other labor problems with crew members serving on our containerships, some of whom are unionized and covered by collective bargaining agreements.

Such occurrences could result in death or injury to persons, loss of property or environmental damage, delays in the delivery of cargo, loss of revenues from or termination of charter contracts, governmental fines, penalties or restrictions on conducting business, litigation with our employees, customers or third parties, higher insurance rates, and damage to our reputation and customer relationships generally. Although we maintain hull and machinery and war risks insurance, as well as protection and indemnity insurance, which may cover certain risks of loss resulting from such occurrences, our insurance coverage may be subject to caps or not cover such losses, and any of these circumstances or events could increase our costs or lower our revenues. The involvement of our vessels in an environmental disaster may harm our reputation as a safe and reliable vessel owner and operator. Any of these results could have a material adverse effect on business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our stockholders.

On October 5, 2011, our vessel Rena ran aground on the Astrolabe Reef off New Zealand and sustained significant damage. The vessel was determined to be a constructive total loss for insurance purposes. While we anticipate that our insurance policies will cover most costs and losses associated with the incident, such insurance may not be sufficient to cover all risks. As a result, claims against us or our subsidiaries as a result of the grounding of the Rena could have a material adverse effect on our business.

Our insurance may be insufficient to cover losses that may occur to our property or result from our operations.

The operation of any vessel includes risks such as mechanical failure, collision, fire, contact with floating objects, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of a marine disaster, including oil spills and other environmental mishaps. There are also liabilities arising from owning and operating vessels in international trade. We procure insurance for our fleet of containerships in relation to risks commonly insured against by vessel owners and operators. Our current insurance includes (i) hull and machinery insurance covering damage to our and third-party vessels’ hulls and machinery from, among other things, collisions and contact with fixed and floating objects, (ii) war risks insurance covering losses associated with the outbreak or escalation of hostilities and (iii) protection and indemnity insurance (which includes environmental damage) covering, among other things, third-party and crew liabilities such as expenses resulting from the injury or death of crew members, passengers and other third parties, the loss or damage to cargo, third-party claims arising from collisions with other vessels, damage to other third-party property and pollution arising from oil or other substances.

We can give no assurance that we are adequately insured against all risks or that our insurers will pay a particular claim. Even if our insurance coverage is adequate to cover our losses, we may not be able to obtain a timely replacement containership in the event of a loss of a containership. Under the terms of our credit facilities, we are subject to restrictions on the use of any proceeds we may receive from claims under our insurance policies. Furthermore, in the future, we may not be able to obtain adequate insurance coverage at reasonable rates for our fleet. For example, more stringent environmental regulations have led to increased costs for, and in the future may result in the lack of availability of, insurance against risks of environmental damage or pollution. We may also be subject to calls, or premiums, in amounts based not only on our own claim records but also the claim records of all other members of the protection and indemnity associations through which we receive indemnity insurance coverage. There is no cap on our liability exposure for such calls or premiums payable to our protection and indemnity association. Our insurance policies also contain deductibles, limitations and exclusions which, although we believe are standard in the shipping industry, may nevertheless increase our costs. A catastrophic oil spill or marine disaster could exceed our insurance coverage, which could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends to our stockholders. Any uninsured or underinsured loss could harm our business and financial condition. In addition, the insurance may be voidable by the insurers as a result of certain actions, such as vessels failing to maintain required certification.

We do not carry loss of hire insurance. Loss of hire insurance covers the loss of revenue during extended vessel off-hire periods, such as those that occur during an unscheduled dry-docking due to damage to the vessel from accidents. Accordingly, any loss of a vessel or any extended period of vessel off-hire, due to an accident or otherwise, could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends to our stockholders.

Our charterers may engage in legally permitted trading in locations which may still be subject to sanctions or boycott, such as Iran and Syria. Our insurers may be contractually or by operation of law prohibited from honoring our insurance contract for such trading, which could result in reduced insurance coverage for losses incurred by the related vessels. Furthermore, our insurers and we may be prohibited from posting or otherwise be unable to post security in respect of any incident in such locations, resulting in the loss of use of the relevant vessel and negative publicity for our Company which could negatively impact our business, results of operations, cash flows and share price.

Maritime claimants could arrest our vessels, which could interrupt our cash flows.

Crew members, suppliers of goods and services to a vessel, shippers or receivers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages, including, in some jurisdictions, for debts incurred by previous owners. In many jurisdictions, a maritime lien-holder may enforce its lien by arresting a vessel. The arrest or attachment of one or more of our vessels, if such arrest or attachment is not timely discharged, could cause us to default on a charter or breach covenants in certain of our credit facilities, could interrupt our cash flows and could require us to pay large sums of money to have the arrest or attachment lifted. In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel that is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert “sister ship” liability against one containership in our fleet for claims relating to another of our containerships. Any of these occurrences could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our stockholders.

Compliance with safety and other requirements imposed by classification societies may be very costly and may adversely affect our business.

The hull and machinery of every commercial vessel must be classed by a classification society. The classification society certifies that the vessel has been built and maintained in accordance with the applicable rules and regulations of the classification society. Every vessel must comply with all applicable international conventions and the regulations of the vessel’s flag state as verified by a classification society and must successfully undergo periodic surveys, including annual, intermediate and special surveys. If any vessel does not maintain its class, it will lose its insurance coverage and therefore will be unable to trade, and the vessel’s owner will be in breach of relevant covenants under its financing arrangements. Failure to maintain the class of one or more of our containerships could have a material adverse effect on our financial condition and results of operations, as well as our cash flows, including cash available to pay dividends to stockholders.

Our business depends upon certain members of our senior management who may not necessarily continue to work for us.

Our future success depends to a significant extent upon our chairman and chief executive officer, Konstantinos Konstantakopoulos, certain members of our senior management and our managers. Mr. Konstantakopoulos has substantial experience in the container shipping industry and has worked with us and our managers for many years. He, our managers and certain of our senior management team are crucial to the execution of our business strategies and to the growth and development of our business. If these individuals were no longer to be affiliated with us or our managers, or if we were to otherwise cease to receive services from them, we may be unable to recruit other employees with equivalent talent and experience, which could have a material adverse effect on our financial condition and results of operations.

Our arrangements with our chief executive officer restrict his ability to compete with us, and such restrictive covenants generally may be unenforceable.

Konstantinos Konstantakopoulos, our chairman and chief executive officer, entered into a restrictive covenant agreement with us on November 3, 2010, under which, except for in certain limited circumstances, he is precluded during the term of his service and for six months thereafter from owning containerships and from acquiring or investing in a business that owns such vessels without first offering the same to us. It also requires him to offer certain charters to our vessels where the charter is suitable for both our vessel and a vessel he owns outside of Costamare. In addition, the restrictive covenant agreement is governed by English law, and English law generally does not favor the enforcement of such restrictions which are considered contrary to public policy and facially are void for being in restraint of trade. Our ability to enforce these restrictions, should it ever become necessary, will depend upon us establishing that there is a legitimate proprietary interest that is appropriate to protect, and that the protection sought is no more than is reasonable, having regard to the interests of the parties and the public interest. We cannot give any assurance that a court would enforce the restrictions as written by way of an injunction or that we could necessarily establish a case for damages as a result of a violation of the restrictive covenants agreement.

We depend on our managers to operate and expand our business and compete in our markets.

Pursuant to the Framework Agreement between Costamare Shipping Company S.A. (“Costamare Shipping”) and us dated November 2, 2015, as amended and restated on January 17, 2020 (the “Framework Agreement”), the Services Agreement between Costamare Shipping Services Ltd. (“Costamare Services”) and our vessel-owning subsidiaries dated November 2, 2015, as amended on July 24, 2019 (the “Services Agreement”) and the separate ship-management agreements pertaining to each vessel, our managers provide us with, among other things, certain commercial, technical and administrative services. See “Item 4. Information on the Company—B. Business Overview—Management of Our Fleet” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management and Services Agreements”. Our operational success and ability to execute our growth strategy depends significantly upon our managers’ satisfactory performance of these services. Our business will be harmed if such entities fail to perform these services satisfactorily or if they stop providing these services. Costamare Shipping, one of our managers, also owns the Costamare trademarks, which consist of the name

“COSTAMARE” and the Costamare logo, and has agreed to license each trademark to us on a royalty free basis for the life of the Framework Agreement. If the Framework Agreement or the Services Agreement were to be terminated or if their terms were to be altered, our business could be adversely affected, as we may not be able to immediately replace such services, and even if replacement services were immediately available, the terms offered could be less favorable than the ones offered by our managers.

Our ability to compete for and enter into new time charters and to expand our relationships with our existing charterers depends largely on our relationship with our managers and their reputation and relationships in the shipping industry. If our managers suffer material damage to their reputation or relationships, it may harm the ability of us or our subsidiaries to:

•	renew existing charters upon their expiration;

•	obtain new charters;

•	successfully interact with shipyards;

•	obtain financing and other contractual arrangements with third parties on commercially acceptable terms (therefore potentially increasing operating expenditure for the fleet);

•	maintain satisfactory relationships with our charterers and suppliers;

•	operate our fleet efficiently; or

•	successfully execute our business strategies.

If our ability to do any of the things described above is impaired, it could have a material adverse effect on our financial condition and results of operations, as well as our cash flows.

We may not be able to realize expected benefits from the appointment of Blue Net Chartering GmbH & Co. KG as chartering broker for our vessels.

On January 1, 2018, Costamare Shipping entered into a charter brokerage agreement, as may be amended from time to time (the “Brokerage Agreement”), with Blue Net Chartering GmbH & Co. KG (“Blue Net”). Blue Net provides chartering services to our vessels and the vessels acquired under the Framework Deed with York, as well as to other third party vessels. Our chairman and chief executive officer, Konstantinos Konstantakopoulos, indirectly controls 50% of Blue Net. See “Item 4. Information on the Company—B. Business Overview—Chartering of Our Fleet”. While we believe that the appointment of Blue Net as a chartering broker for our vessels will ultimately improve the charter rates at which we charter our vessels, we may not be able to realize the expected benefits. Furthermore, any benefits that we may ultimately gain from the arrangement may not be realized until some time has passed.

We may not realize expected benefits from the Co-operation Agreement with V.Ships Greece, which may negatively impact our business.

On January 7, 2013, Costamare Shipping entered into a Co-operation Agreement (the “Co-operation Agreement”) with V.Ships Greece Ltd. (“V.Ships Greece”), a member of V.Group, pursuant to which the two companies established a ship-management cell (the “Cell”) under V.Ships Greece to serve as sub-manager of certain of our vessels. See “Item 4. Information on the Company—B. Business Overview—Management of Our Fleet”. We terminated, effective April 1, 2019, our agreement with Costamare Shipping, dated November 2, 2015, whereby Costamare Shipping had agreed to pass to us the net profit, if any, it received pursuant to the Co-operation Agreement as a refund or reduction of the management fees payable by us to Costamare Shipping. Therefore, we will not be receiving any net profits by the Cell generated after April 1, 2019 and may not realize other anticipated benefits of the arrangement with V.Ships Greece, which include the efficient management of certain of our vessels. Also, Costamare Shipping or V.Ships Greece may terminate the Co-operation Agreement upon six months’ notice.

Our managers are privately held companies and there is little or no publicly available information about them.

The ability of our managers to continue providing services for our benefit will depend in part on their own financial strength. Circumstances beyond our control could impair our managers’ financial strength, and because they are privately held companies, information about their financial strength is not publicly available. As a result, an investor in our stock might have little advance warning of problems affecting any of our managers, even though these problems could have a material adverse effect on us. As part of our reporting obligations as a public company, we will disclose information regarding our managers that has a material impact on us to the extent that we become aware of such information.

Our chairman and chief executive officer has affiliations with our managers and others that could create conflicts of interest between us and our managers or other entities in which he has an interest.

Costamare Shipping, Costamare Services and Shanghai Costamare which provide services to our vessels and/or to our vessel-owning subsidiaries under the Framework Agreement, the Services Agreement and the separate ship management agreements, are directly or indirectly controlled by our chairman and chief executive officer, Konstantinos Konstantakopoulos or his family. Costamare Shipping, is the manager of a vessel privately owned by our chairman and chief executive officer. Our chairman and chief executive officer, Konstantinos Konstantakopoulos, also controls 50% of Blue Net which provides charter brokerage services to our vessels under the Brokerage Agreement. The terms of the Framework Agreement, the Services Agreement, the separate ship management agreements and the Brokerage Agreement were not negotiated at arm’s length by non-related third parties. Accordingly, the terms may be less favorable to the Company than if such terms were obtained from a non-related third party. Additionally, Konstantinos Konstantakopoulos, our chairman and chief executive officer, is the owner as at February 25, 2020 of approximately 22.7% of our common stock, and this relationship could create conflicts of interest between us, on the one hand, and our affiliated managers or service providers, on the other hand. These conflicts, which are addressed in the Framework Agreement, the Services Agreement, the separate ship management agreements, the Brokerage Agreement and the restrictive covenant agreement between us and our chairman and chief executive officer, may arise in connection with the chartering, purchase, sale and operation of the vessels in our fleet versus vessels owned or chartered-in by other companies, including companies affiliated with our chairman and chief executive officer. These conflicts of interest may have an adverse effect on our results of operations. See “Item 4. Information on the Company—B. Business Overview—Management of Our Fleet” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Restrictive Covenant Agreements”.

Our chairman and chief executive officer, Konstantinos Konstantakopoulos, is the owner of one container vessel (which is comparable to four of our vessels), holds a passive interest in certain companies that own five containerships comparable to 11 of our vessels (including two vessels acquired under the Framework Deed) and has agreed to participate in a company that will acquire one container vessel (which is comparable to ten of our vessels) and may acquire additional vessels. Additionally, one of our non-independent board members, Konstantinos Zacharatos, holds a passive minority interest in certain companies that own two containerships comparable to six of our vessels (including one vessel acquired under the Framework Deed) and may acquire additional vessels. These vessels may compete with the Company’s vessels for chartering opportunities. These investments were entered into following the review and approval of our Audit Committee and Board of Directors. “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Other Transactions”.

Certain of our managers are permitted to, and are actively seeking to, provide management services to vessels owned by third parties that compete with us, which could result in conflicts of interest or otherwise adversely affect our business.

Shanghai Costamare is not prohibited from providing management services to vessels owned by third parties, including related parties that may compete with us for charter opportunities. The Cell under V.Ships Greece provides and actively seeks to provide management services to vessels owned by third parties that may compete with us. Costamare Shipping provides management services in respect of the Joint Venture vessels and one vessel that is owned by our chairman and chief executive officer, Konstantinos Konstantakopoulos, that are similar to and compete with our vessels. In addition to providing brokerage services to our vessels and the vessels acquired pursuant to the Framework Deed, Blue Net provides brokerage services to third party vessels, including vessels that are similar to and compete with our vessels. These third party vessels include vessels owned by Peter Döhle Schiffahrts-KG, a German integrated ship owner and manager, which also controls 50% of Blue Net. Our managers’ provision of management services to third parties, including related parties, that may compete with our vessels could give rise to conflicts of interest or adversely affect the ability of these managers to provide the level of service that we require. Conflicts of interest with respect to certain services, including sale and purchase and chartering activities, among others, may have an adverse effect on our results of operations. Shanghai Costamare has only provided management services to third parties in a limited number of cases in the past and currently does not provide any such services to third parties other than to three vessels acquired under the Framework Deed with York.

Our vessels may call at ports located in countries that are subject to restrictions imposed by the United States government, the European Union, the United Nations and other governments, which could negatively affect the trading price of our shares of common stock.

The United States, the European Union, the United Nations and other governments and their agencies impose sanctions and embargoes on certain countries and maintain lists of countries, individuals or entities they consider to be state sponsors of terrorism, involved in prohibited development of certain weapons or engaged in human rights violations. From time to time on charterers’ instructions, our vessels have called and may again call at ports located in countries subject to sanctions and embargoes imposed by the United States, the European Union, the United Nations and other governments and their agencies, including ports in Iran and Syria.

The sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended, strengthened or lifted over time. The United States sanctions administered by the Office of Foreign Assets Control (“OFAC”) of the U.S. Department of the Treasury principally apply, with limited exception, to U.S. persons (defined as any United States citizen, permanent resident alien, entity organized under the laws of the United States or any jurisdiction within the United States, or any person in the United States) only, not to non-U.S. companies. The United States can, however, extend sanctions liability to non-U.S. persons, including non-U.S. companies, such as our Company.

For example, in 2010, the United States enacted the Comprehensive Iran Sanctions Accountability and Divestment Act (“CISADA”), which expanded the scope of the former Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions to non-U.S. companies, such as the Company, and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. In 2012, President Obama signed Executive Order 13608 which prohibits foreign persons from violating or attempting to violate or causing a violation of any sanctions in effect against Iran or facilitating any deceptive transactions for or on behalf of any person subject to U.S. sanctions. The Secretary of the Treasury may prohibit any transactions or dealings, including any U.S. capital markets financing, involving any person found to be in violation of Executive Order 13608. Also in 2012, the U.S. enacted the Iran Threat Reduction and Syria Human Rights Act of 2012 (the “ITRA”), which created new sanctions and strengthened existing sanctions. Among other things, the ITRA intensifies existing sanctions regarding the provision of goods, services, infrastructure or technology to Iran’s petroleum or petrochemical sector. The ITRA also includes a provision requiring the President of the United States to impose five or more sanctions from Section 6(a) of the Iran Sanctions Act, as amended, on a person the President determines is a controlling beneficial owner of, or otherwise owns, operates, or controls or insures a vessel that was used to transport crude oil from Iran to another country and (1) if the person is a controlling beneficial owner of the vessel, the person had actual knowledge the vessel was so used or (2) if the person otherwise owns, operates, or controls or insures the vessel, the person knew or should have known the vessel was so used. Such a person could be subject to a variety of sanctions, including exclusion from U.S. capital markets, exclusion from financial transactions subject to U.S. jurisdiction, and exclusion of that person’s vessels from U.S. ports for up to two years. The ITRA also includes a requirement that issuers of securities must disclose to the SEC in their annual and quarterly reports filed after February 6, 2013 if the issuer or “any affiliate” has “knowingly” engaged in certain sanctioned activities involving Iran during the timeframe covered by the report. Finally, in January 2013, the U.S. enacted the Iran Freedom and Counter-Proliferation Act of 2012 (the “IFCA”), which expanded the scope of U.S. sanctions on any person that is part of Iran’s energy, shipping or shipbuilding sector and operators of ports in Iran, and imposes penalties on any person who facilitates or otherwise knowingly provides significant financial, material or other support to these entities.

The United States can also remove sanctions it has previously imposed. On January 16, 2016, the United States suspended certain sanctions against Iran applicable to non-U.S. companies, such as us, pursuant to the nuclear agreement reached between Iran, China, France, Germany, Russia, the United Kingdom, the United States and the European Union. To implement these changes, beginning on January 16, 2016, the United States waived enforcement as to non-U.S. companies of many of the sanctions against Iran’s energy and petrochemical sectors described above, among other things, including certain provisions of CISADA, ITRA, and IFCA. However, in May 2018, President Trump announced the withdrawal of the United States from the Joint Comprehensive Plan of Action and almost all of the U.S. sanctions waived and lifted in January 2016 were reinstated in August 2018 and November 2018, respectively. In addition, in May 2019, President Trump issued sanctions regarding the iron, steel, aluminum and copper sectors of Iran, including sanctions on significant transactions to sell, supply or transfer to Iran good or services related to those sectors.

From January 2011 through December 2019, vessels in our fleet made a total of 206 calls to ports in Iran, Syria and Sudan, representing approximately 0.45% of our approximately 46,200 calls on worldwide ports, including calls made by vessels owned pursuant to the Framework Deed with York, and may again call on ports located in countries subject to sanctions and embargoes imposed by the United States government as state sponsors of terrorism. However, vessels in our fleet have made no port calls to Sudan after May 31, 2017 and do not currently plan or expect to make any further port calls to Sudan. Although we believe that we were and are in compliance with all applicable sanctions and embargo laws and regulations through the implementation of a Company-wide sanctions policy, and intend to continue to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be expanded and subject to changing interpretations. Any such violation could result in fines or other penalties, could limit our ability to trade to the United States and other countries or charter our vessels, could limit our ability to obtain financing and could result in some investors deciding, or being required, to divest their interest, or not to invest, in the Company. In addition, if we have a casualty in sanctioned locations, including Iran, our underwriters may not provide required security which could lead to the detention and subsequent loss of our vessel and the imprisonment of our crew, and our insurance policies may not cover the costs and losses associated with the incident. Additionally, some investors may decide to divest their interest, or not to invest, in the Company simply because we do business with companies that do business in sanctioned countries. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that may involve our vessels, and could result in fines or other penalties against the Company for failing to prevent those violations, could limit our ability to trade to the United States and other countries or charter our vessels, could limit our ability to obtain financing and could in turn negatively affect our reputation. Investor perception of the value of our common stock may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

Failure to comply with the U.S. Foreign Corrupt Practices Act and other anti-bribery legislation in other jurisdictions could result in fines, criminal penalties, contract terminations and an adverse effect on our business.

We may operate in a number of countries through the world, including countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws and have adopted a code of business conduct and ethics which is consistent and in full compliance with the U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”). We are subject, however, to the risk that we, our affiliated entities or our or their respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption laws, including the FCPA. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.

We are a Marshall Islands corporation, and the Marshall Islands does not have a well developed body of corporate law or a bankruptcy act, and as a result, stockholders may have fewer rights and protections under Marshall Islands law than under the laws of a jurisdiction in the United States.

Our corporate affairs are governed by our articles of incorporation and bylaws and by the Marshall Islands Business Corporations Act (the “BCA”). The provisions of the BCA are similar to provisions of the corporation laws of a number of states in the United States, most notably Delaware. The BCA also provides that it is to be applied and construed to make it uniform with the laws of Delaware and other states of the United States that have substantially similar legislative provisions or statutory laws. In addition, so long as it does not conflict with the BCA or decisions of the Marshall Islands courts, the BCA is to be interpreted according to the non-statutory law (or case law) of the State of Delaware and other states of the United States that have substantially similar legislative provisions or statutory laws. There have been, however, few court cases in the Marshall Islands interpreting the BCA, in contrast to Delaware, which has a well-developed body of case law interpreting its corporate law statutes. Accordingly, we cannot predict whether Marshall Islands courts would reach the same conclusions as the courts in Delaware or such other states of the United States. For example, the rights and fiduciary responsibilities of directors under the laws of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in the relevant U.S. jurisdictions. Stockholder rights may differ as well. As a result, our public stockholders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling stockholders than would stockholders of a corporation incorporated in a U.S. jurisdiction.

The Marshall Islands has no established bankruptcy act, and as a result, any bankruptcy action involving our company would have to be initiated outside the Marshall Islands, and our public stockholders may find it difficult or impossible to pursue their claims in such other jurisdictions.

It may be difficult or impossible to enforce service of process and enforcement of judgments against us and our officers and directors.

We are a Marshall Islands corporation and all of our subsidiaries are, and will likely be, incorporated in jurisdictions outside the United States. In addition, our executive offices are located outside of the United States in Monaco. All of our directors and officers reside outside of the United States, and all or a substantial portion of our assets and the assets of most of our officers and directors are, and will likely be, located outside of the United States. As a result, it may be difficult or impossible for U.S. investors to serve legal process within the United States upon us or any of these persons or to enforce a judgment against us for civil liabilities in U.S. courts. In addition, you should not assume that courts in the countries in which we or our subsidiaries are incorporated or where our or our subsidiaries’ assets are located (1) would enforce judgments of U.S. courts obtained in actions against us or our subsidiaries based upon the civil liability provisions of applicable U.S. Federal and state securities laws or (2) would enforce, in original actions, liabilities against us or our subsidiaries based on those laws.

There is also substantial doubt that the courts of the Marshall Islands or Monaco would enter judgments in original actions brought in those courts predicated on U.S. Federal or state securities laws.

Risks Relating to our Securities

The price of our securities may be volatile

The price of our equity securities has been and may continue to be volatile and may fluctuate due to various factors including:

•	actual or anticipated fluctuations in quarterly and annual results;

•	fluctuations in the seaborne transportation industry, including fluctuations in the containership market;

•	our payment of dividends;

•	mergers and strategic alliances in the shipping industry;

•	changes in governmental regulations or maritime self-regulatory organization standards;

•	shortfalls in our operating results from levels forecasted by securities analysts;

•	announcements concerning us or our competitors;

•	general economic conditions;

•	terrorist acts;

•	future sales of our stock or other securities;

•	investors’ perceptions of us and the international container shipping industry;

•	the general state of the securities markets; and

•	other developments affecting us, our industry or our competitors.

The containership sector of the shipping industry has been highly unpredictable and volatile. Securities markets worldwide are experiencing significant price and volume fluctuations. The market price for our securities may also be volatile. This market volatility, as well as general economic, market or political conditions, could reduce the market price of our securities in spite of our operating performance. Consequently, you may not be able to sell our securities at prices equal to or greater than those at which you pay or paid.

Our management is required to devote substantial time to complying with public company regulations.

As a public company, we incur significant legal, accounting and other expenses. In addition, the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”) as well as rules subsequently adopted by the SEC and the New York Stock Exchange (“NYSE”), including the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank”), have imposed various requirements on public companies, including changes in corporate governance practices. Our directors, management and other personnel devote a substantial amount of time to comply with these requirements and compliance with these rules and regulations relating to public companies result in legal and financial compliance costs.

Sarbanes-Oxley requires, among other things, that we maintain and periodically evaluate our internal control over financial reporting and disclosure controls and procedures. In particular, under Section 404 of Sarbanes-Oxley, we are required to include in each of our annual reports on

Form 20-F a report containing our management’s assessment of the effectiveness of our internal control over financial reporting and a related attestation of our independent auditors. We have undertaken the required review to comply with Section 404, including the documentation, testing and review of our internal controls under the direction of our management. While we did not identify any material weaknesses or significant deficiencies in our internal controls under the current assessment, we cannot be certain at this time that all our controls will be considered effective in future assessments. Therefore, we can give no assurances that our internal control over financial reporting will satisfy the new regulatory requirements in the future.

We are a “foreign private issuer” and “controlled company” under the NYSE rules, and as such we are entitled to exemption from certain NYSE corporate governance standards, and you may not have the same protections afforded to stockholders of companies that are subject to all of the NYSE corporate governance requirements.

We are a “foreign private issuer” under the securities laws of the United States and the rules of the NYSE. Under the securities laws of the United States, “foreign private issuers” are subject to different disclosure requirements than U.S. domiciled registrants, as well as different financial reporting requirements. Under the NYSE rules, a “foreign private issuer” is subject to less stringent corporate governance requirements. Subject to certain exceptions, the rules of the NYSE permit a “foreign private issuer” to follow its home country practice in lieu of the listing requirements of the NYSE. In addition, members of the Konstantakopoulos family continue to own, in the aggregate, a majority of our outstanding common stock. As a result, we are a “controlled company” within the meaning of the NYSE corporate governance standards. Under the NYSE rules, a company of which more than 50% of the voting power is held by another company or group is a “controlled company” and may elect not to comply with certain NYSE corporate governance requirements, including (1) the requirement that a majority of the board of directors consist of independent directors, (2) the requirement that the nominating committee be composed entirely of independent directors and have a written charter addressing the committee’s purpose and responsibilities, (3) the requirement that the compensation committee be composed entirely of independent directors and have a written charter addressing the committee’s purpose and responsibilities and (4) the requirement of an annual performance evaluation of the nominating and corporate governance and compensation committees. As permitted by these exemptions, as well as by our bylaws and the laws of the Marshall Islands, we currently have a board of directors with a majority of non-independent directors, an audit committee comprised solely of two independent directors and a combined corporate governance, nominating and compensation committee with one non-independent director serving as a committee chairman. As a result, non-independent directors, including members of our management who also serve on our board of directors, may, among other things, fix the compensation of our management, make stock and option awards and resolve governance issues regarding our company. Accordingly, in the future you may not have the same protections afforded to stockholders of companies that are subject to all of the NYSE corporate governance requirements.

Our stock price may be highly volatile and future sales of our equity securities could cause the market price of our securities to decline.

The market price of our common stock has historically fluctuated over a wide range and may continue to fluctuate significantly. In addition, sales of a substantial number of shares of our equity securities in the public market, or the perception that these sales could occur, may depress the market price for our securities. These sales could also impair our ability to raise additional capital through the sale of our equity securities in the future.

On July 6, 2016, we implemented a dividend reinvestment plan (the “Dividend Reinvestment Plan”) that offers holders of our common stock the opportunity to purchase additional shares by having their cash dividends automatically reinvested in our common stock. Subject to the rules of the NYSE, in the future, we may issue, in addition to the shares to be issued under our Dividend Reinvestment Plan and the shares to be issued under the Services Agreement, additional shares of common stock, and other equity securities of equal or senior rank, without stockholder approval, in a number of circumstances. On December 5, 2016 and on May 31, 2017, we completed follow-on offerings for the sale of 12 million and 13.5 million shares of our common stock, respectively. On November 12, 2018, we entered into a Share Purchase Agreement with York to acquire its ownership interest in five jointly-owned vessel-owning companies, which had been formed pursuant to the Framework Deed (the “Share Purchase Agreement”). The Share Purchase Agreement permitted us, upon serving a share settlement notice at any time within six months from February 8, 2019, to elect to pay a portion of the consideration under the Share Purchase Agreement in our common stock. On July 25, 2019, we issued 2,883,015 shares of common stock to York at an effective issuance price of $4.72 per share, which then sold the shares to Kent Maritime Investments S.A. (a company wholly owned by our chairman and chief executive officer, Konstantinos Konstantakopoulos), effective July 26, 2019.

During the year ended December 31, 2019, we have issued 3,187,051 new shares under the Dividend Reinvestment Plan. In addition, during the year ended December 31, 2019, we have issued 598,400 common shares to Costamare Services in payment of services rendered under the Services Agreement and we issued 2,883,015 shares of common stock to York, which then sold the shares to Kent Maritime Investments S.A. (a company wholly owned by our chairman and chief executive officer, Konstantinos Konstantakopoulos).

The issuance by us of additional shares of common stock or other equity securities of equal or senior rank would have the following effects:

•	our existing stockholders’ proportionate ownership interest in us will decrease;

•	the dividend amount payable per share on our securities may be lower;

•	the relative voting strength of each previously outstanding share may be diminished; and

•	the market price of our securities may decline.

Our major stockholders also may elect to sell large numbers of shares held by them from time to time. The number of shares of common stock and Preferred Stock available for sale in the public market will be limited by restrictions applicable under securities laws, and agreements that we and our executive officers, directors and existing stockholders may enter into with the underwriters at the time of an offering. Subject to certain exceptions, these agreements generally restrict us and our executive officers, directors and existing stockholders from directly or indirectly offering, selling, pledging, hedging or otherwise disposing of our equity securities or any security that is convertible into or exercisable or exchangeable for our equity securities and from engaging in certain other transactions relating to such securities for an agreed period after the date of an offering prospectus without the prior written consent of the underwriters.

Our Preferred Stock is subordinated to our debt obligations and pari passu with each other, and your interests could be diluted by the issuance of additional shares of preferred stock, including additional Series B, Series C, Series D and Series E Preferred Stock, and by other transactions.

Our Preferred Stock is subordinated to all of our existing and future indebtedness. As of December 31, 2019, we had outstanding indebtedness, including our lease obligations and other financing arrangements, of approximately $1.56 billion. Our existing indebtedness restricts, and our future indebtedness may include restrictions on, our ability to pay dividends to preferred stockholders. Our charter currently authorizes the issuance of up to 100 million shares of preferred stock in one or more classes or series. Of this preferred stock, 75.4 million shares remain available for issuance after giving effect to the designation of 10 million shares as Series A Participating Preferred Stock in connection with our adoption of a stockholder rights plan, the issuance of two million shares as Series B Preferred Stock, the issuance of four million shares as Series C Preferred Stock, the issuance of four million shares as Series D Preferred Stock and the issuance of four million six hundred thousand shares as Series E Preferred Stock. The issuance of additional preferred stock on a parity with or senior to our Preferred Stock would dilute the interests of the holders of our Preferred Stock, and any issuance of preferred stock senior to or on a parity with our Preferred Stock or of additional indebtedness could affect our ability to pay dividends on, redeem or pay the liquidation preference on our Preferred Stock. No provisions relating to our Preferred Stock protect the holders of our Preferred Stock in the event of a highly leveraged or other transaction, including a merger or the sale, lease or conveyance of all or substantially all our assets or business, which might adversely affect the holders of our Preferred Stock.

Holders of Preferred Stock have extremely limited voting rights.

Our common stock is the only class of our stock carrying full voting rights. Holders of the Preferred Stock generally have no voting rights except (1) in respect of amendments to the Articles of Incorporation which would adversely alter the preferences, powers or rights of the Preferred Stock or (2) in the event that the Company proposes to issue any parity stock if the cumulative dividends payable on outstanding Preferred Stock are in arrears or any senior stock. However, if and whenever dividends payable on the Preferred Stock are in arrears for six or more quarterly periods, whether or not consecutive, holders of Preferred Stock (for this purpose the Series B, Series C, Series D and Series E Preferred Stock will vote together as a single class with all other classes or series of parity stock upon which like voting rights have been conferred and are exercisable) will be entitled to elect one additional director to serve on our board of directors, and the size of our board of directors will be increased as needed to accommodate such change (unless the size of our board of directors already has been increased by reason of the election of a director by holders of parity stock upon which like voting rights have been conferred and with which the Preferred Stock voted as a class for the election of such director). The right of such holders of Preferred Stock to elect a member of our board of directors will continue until such time as all accumulated and unpaid dividends on the Preferred Stock have been paid in full.

The Preferred Stock represents perpetual equity interests and you will have no right to receive any greater payment than the liquidation preference regardless of the circumstances.

The Preferred Stock represents perpetual equity interests in us and, unlike our indebtedness, will not give rise to a claim for payment of a principal amount at a particular date. As a result, holders of the Preferred Stock may be required to bear the financial risks of an investment in the Preferred Stock for an indefinite period of time.

The payment due to a holder of Preferred Stock upon a liquidation is fixed at the redemption preference of $25.00 per share plus accumulated and unpaid dividends to the date of liquidation. If, in the case of our liquidation, there are remaining assets to be distributed after payment of this amount, you will have no right to receive or to participate in these amounts. Furthermore, if the market price for your Preferred Stock is greater than the liquidation preference, you will have no right to receive the market price from us upon our liquidation.

Members of the Konstantakopoulos family are our principal existing stockholders and will control the outcome of matters on which our stockholders are entitled to vote; their interests may be different from yours.

Members of the Konstantakopoulos family own as at February 25, 2020, directly or indirectly, approximately 58.4% of our outstanding common stock, in the aggregate. These stockholders will be able to control the outcome of matters on which our stockholders are entitled to vote, including the election of our entire board of directors and other significant corporate actions. The interests of each of these stockholders may be different from yours.

Anti-takeover provisions in our organizational documents could make it difficult for our stockholders to replace or remove our current board of directors or could have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of the shares of our common stock.

Several provisions of our articles of incorporation and bylaws could make it difficult for our stockholders to change the composition of our board of directors in any one year, preventing them from changing the composition of our management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that stockholders may consider favorable.

These provisions:

•	authorize our board of directors to issue “blank check” preferred stock without stockholder approval;

•	provide for a classified board of directors with staggered, three-year terms;

•	prohibit cumulative voting in the election of directors;

•	authorize the removal of directors only for cause and only upon the affirmative vote of the holders of a majority of the outstanding stock entitled to vote for those directors;

•	prohibit stockholder action by written consent unless the written consent is signed by all stockholders entitled to vote on the action; and

•	establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings.

We have adopted a stockholder rights plan pursuant to which our board of directors may cause the substantial dilution of the holdings of any person that attempts to acquire us without the approval of our board of directors.

These anti-takeover provisions, including the provisions of our stockholder rights plan, could substantially impede the ability of public stockholders to benefit from a change in control and, as a result, may adversely affect the market price of our common stock and your ability to realize any potential change of control premium.

Tax Risks

In addition to the following risk factors, you should read “Item 10. Additional Information—E. Tax Considerations—Marshall Islands Tax Considerations”, “Item 10. Additional Information—E. Tax Considerations—Liberian Tax Considerations” and “Item 10. Additional Information—E. Tax Considerations—United States Federal Income Tax Considerations” for a more complete discussion of the material Marshall Islands, Liberian and U.S. Federal income tax consequences of owning and disposing of our common stock and Preferred Stock.

We may have to pay tax on U.S.-source income, which would reduce our earnings.

Under the United States Internal Revenue Code of 1986, as amended (the “Code”), the U.S. source gross transportation income of a ship-owning or chartering corporation, such as ourselves, is subject to a 4% U.S. Federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the Treasury Regulations promulgated thereunder. U.S. source gross transportation income consists of 50% of the gross shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States.

We believe that we have qualified and currently intend to continue to qualify for this statutory tax exemption for the foreseeable future. However, no assurance can be given that this will be the case. If we or our subsidiaries are not entitled to this exemption under Section 883 for any taxable year, we or our subsidiaries would be subject for those years to a 4% U.S. Federal income tax on our U.S. source gross transportation income. The imposition of this taxation could have a negative effect on our business and would result in decreased earnings available for distribution to our stockholders. Some of our time charters contain provisions pursuant to which charterers undertake to reimburse us for the 4% gross basis tax on our U.S. source gross transportation income. For a more detailed discussion, see “Item 10. Additional Information—E. Tax Considerations—United States Federal Income Tax Considerations—Taxation of Our Shipping Income”.

If we were treated as a “passive foreign investment company”, certain adverse U.S. Federal income tax consequences could result to U.S. stockholders.

A foreign corporation will be treated as a “passive foreign investment company” (“PFIC”), for U.S. Federal income tax purposes if at least 75% of its gross income for any taxable year consists of certain types of “passive income”, or at least 50% of the average value of the corporation’s assets produce or are held for the production of those types of “passive income”. For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income”. U.S. stockholders of a PFIC are subject to a disadvantageous U.S. Federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC. If we are treated as a PFIC for any taxable year, we will provide information to U.S. stockholders who request such information to enable them to make certain elections to alleviate certain of the adverse U.S. Federal income tax consequences that would arise as a result of holding an interest in a PFIC.

Based on our method of operation, we do not believe that we will be a PFIC with respect to any taxable year. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, we believe that our income from our time chartering activities does not constitute “passive income”, and the assets that we own and operate in connection with the production of that income do not constitute passive assets. Our counsel, Cravath, Swaine & Moore LLP, is of the opinion that we should not be a PFIC based on certain assumptions made by them as well as certain representations we made to them regarding the composition of our assets, the source of our income, and the nature of our operations.

There is, however, no legal authority under the PFIC rules addressing our method of operation. Accordingly, no assurance can be given that the U.S. Internal Revenue Service (the “IRS”) or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if there were to be changes in the nature and extent of our operations.

If the IRS were to find that we are or have been a PFIC for any taxable year, U.S. stockholders would face adverse tax consequences. Under the PFIC rules, unless those stockholders make certain elections available under the Code, such stockholders would be liable to pay U.S. Federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common stock or Preferred Stock, as if the excess distribution or gain had been recognized ratably over the stockholder’s holding period. Please read “Item 10. Additional Information—E. Tax Considerations—United States Federal Income Tax Considerations—Taxation of United States Holders—PFIC Status” for a more detailed discussion of the U.S. Federal income tax consequences to U.S. stockholders if we are treated as a PFIC.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Costamare Inc. was incorporated in the Republic of the Marshall Islands on April 21, 2008 under the BCA. We are controlled by members of the Konstantakopoulos family, which has a long history of operating and investing in the international shipping industry, including a long history of vessel ownership. We were founded in 1974 and initially owned and operated drybulk carrier vessels. In 1984 we became the first Greek-owned company to enter the containership market and, since 1992, we have focused exclusively on containerships. After assuming management of our company in 1998, Konstantinos Konstantakopoulos has concentrated on building a large, modern and reliable containership fleet run and supported by highly skilled, experienced and loyal personnel. Under Konstantinos Konstantakopoulos’s leadership, we have continued to foster a company culture focusing on excellent customer service, industry leadership and innovation.

In November 2010, we completed an initial public offering of our common stock in the United States and our common stock began trading on the NYSE on November 4, 2010 under the ticker symbol “CMRE”. On March 27, 2012, October 19, 2012, December 5, 2016 and May 31, 2017, we completed four follow-on public offerings of our common stock. On August 7, 2013, we completed a public offering of our Series B Preferred Stock, on January 21, 2014, we completed a public offering of our Series C Preferred Stock, on May 13, 2015, we completed a public offering of our Series D Preferred Stock and on January 30, 2018, we completed a public offering of our Series E Preferred Stock. On July 6, 2016, we implemented a Dividend Reinvestment Plan that offers holders of our common stock the opportunity to purchase additional shares by having their cash dividends automatically reinvested in our common stock at a discount to current market price.

Under the Framework Deed entered into in May 2013, as amended and restated in May 2015 and as further amended in June 2018, we have agreed with York to invest in newbuild and secondhand container vessels through jointly held companies, thereby increasing our ability to expand our operations while diversifying our risk. The joint venture established by the Framework Deed is expected to be each party’s exclusive joint venture for the acquisition of vessels in the containership industry during the commitment period ending May 15, 2020, unless terminated earlier in certain circumstances (although we may acquire vessels outside the joint venture where York rejects a vessel acquisition opportunity). If York decides to participate in a new vessel acquisition, we will hold a 25% to 75% equity interest in such vessel. As part of the Framework Deed, we hold a minority stake in the existing Joint Venture vessels and expect to hold a stake of 25% to 75% in future Joint Venture vessels. On November 12, 2018, we entered into a Share Purchase Agreement with York to acquire its ownership interest in five jointly-owned vessel-owning companies, which had been formed pursuant to the Framework Deed. The Share Purchase Agreement permitted us, upon serving a share settlement notice at any time within six months from February 8, 2019, to elect to pay a portion of the consideration under the Share Purchase Agreement in our common stock. On July 25, 2019, we issued 2,883,015 shares of common stock to York, which then sold the shares to Kent Maritime Investments S.A. (a company wholly owned by our chairman and chief executive officer, Konstantinos Konstantakopoulos), effective July 26, 2019. For more information on the Company’s capital expenditures and divestitures, see Note 13 to our consolidated financial statements included elsewhere in this annual report.

We maintain our principal executive offices at 7 rue du Gabian, MC 98000 Monaco. Our telephone number at that address is +377 93 25 09 40. Our registered address in the Marshall Islands is Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960. The name of our registered agent at such address is The Trust Company of the Marshall Islands, Inc.

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In accordance with these requirements, we file reports and other information as a foreign private issuer with the SEC. You may obtain copies of all or any part of such materials from the SEC upon payment of prescribed fees. You may also inspect reports and other information regarding registrants, such as us, that file electronically with the SEC without charge at a website maintained by the SEC at http://www.sec.gov. These documents and other important information on our governance are posted on our website and may be viewed at http//www.costamare.com.

B. Business Overview

General

We are an international owner of containerships, chartering our vessels to many of the world’s largest liner companies. As of February 25, 2020, we had a fleet of 75 containerships with a total capacity of approximately 547,000 TEU, including five vessels under construction, making us one of the largest public containership companies in the world based on total TEU capacity. At that date, our fleet consisted of (i) 70 vessels in the water, aggregating approximately 484,000 TEU and (ii) five vessels under construction aggregating approximately 64,000 TEU that are scheduled to be delivered to us between the third quarter of 2020 and the second quarter of 2021, based on the current shipyard schedule. As of February 25, 2020, 10 of our containerships have been acquired pursuant to the Framework Deed by Joint Venture entities in which we hold a minority equity interest. See “Item 4. Information on the Company—B. Business Overview—Our Fleet, Acquisitions and Vessels Under Construction”.

Our strategy is to time-charter our containerships to a geographically diverse, financially strong and loyal group of leading liner companies. We aim to operate our containerships under long-term, fixed-rate time charters, to the extent available, to avoid seasonal variations in demand. Our containerships have very low unscheduled off-hire days, with fleet utilization levels, excluding scheduled dry dockings, of 99.7%, 99.2% and 99.5% in 2017, 2018 and 2019, respectively. Over the last three years our largest customers by revenue were A.P. Moller-Maersk, MSC, Evergreen, Hapag Lloyd and COSCO. As of February 25, 2020, the average (weighted by TEU capacity) remaining time-charter duration for our fleet of 75 containerships, including the five vessels under construction and the 10 vessels acquired under the Framework Deed, was approximately 3.5 years, based on the remaining fixed terms and assuming the exercise of any owner’s options and the non-exercise of any charterer’s options under our containerships’ charters. As of February 25, 2020, our fixed-term charters represented an aggregate of approximately $2.2 billion of contracted revenue, assuming the earliest redelivery dates possible and 365 revenue days per annum per containership (which amount includes our ownership percentage of contracted revenue for the Joint Venture vessels (currently $65.3 million)) and the exercise of the owner’s unilateral extension options. Five of our wholly-owned vessels have charters that include an option exercisable by either party to extend the term for a three-year period and a subsequent two-year period at the same charter rate, which represents $426.4 million of potential contracted revenue. In addition, we have charters for two wholly-owned vessels, which include an option to extend the charters for subsequent one-year periods at market rate plus $1,100 per vessel per day.

As described below, our vessels are managed by Costamare Shipping which is controlled by our chairman and chief executive officer. Costamare Shipping may subcontract certain services to other affiliated managers (such as Shanghai Costamare), or to V.Ships Greece or, subject to our consent, to another third party sub-manager. We believe that having several management companies, both affiliate and third party, provides us with a deep pool of operational management in multiple locations with market-specific experience and relationships, as well as the geographic flexibility needed to manage and crew our large and diverse fleet so as to provide a high level of service, while remaining cost-effective.

Our Fleet, Acquisitions and Vessels Under Construction

Our Fleet

The table below provides additional information, as of February 25, 2020, about our fleet of 75 containerships, which includes the five vessels under construction on order and the 10 containerships acquired pursuant to the Framework Deed with York. Some of our vessels, including some of the vessels acquired pursuant to the Framework Deed, are subject to sale and leaseback transactions as indicated here below. Each vessel is a cellular containership, meaning it is a dedicated container vessel.

	Vessel Name	Charterer	Year Built	Capacity (TEU)	Current Daily Charter Rate(1) (U.S. dollars)	Expiration of Charter(2)

1	TRITON(ii)	Evergreen	2016	14,424	(*)	March 2026

2	TITAN(ii)	Evergreen	2016	14,424	(*)	April 2026

3	TALOS(ii)	Evergreen	2016	14,424	(*)	July 2026

4	TAURUS(ii)	Evergreen	2016	14,424	(*)	August 2026

5	THESEUS(ii)	Evergreen	2016	14,424	(*)	August 2026

6	CAPE AKRITAS(i)	ZIM	2016	11,010	43,250	August 2020

7	CAPE TAINARO(i)	ZIM	2017	11,010	39,500	March 2020

8	CAPE KORTIA(i)	ZIM	2017	11,010	43,250	September 2020

9	CAPE SOUNIO(i)	ZIM	2017	11,010	33,500	March 2020

10	CAPE ARTEMISIO(i)	Hapag Lloyd	2017	11,010	38,750 (net)	March 2023(3)

11	COSCO GUANGZHOU	COSCO	2006	9,469	28,900	April 2020

12	COSCO NINGBO	COSCO	2006	9,469	28,900	April 2020

13	COSCO YANTIAN	COSCO	2006	9,469	28,900	May 2020

14	COSCO BEIJING	COSCO	2006	9,469	28,900	May 2020

15	COSCO HELLAS	COSCO	2006	9,469	28,900	May 2020

16	MSC AZOV	MSC	2014	9,403	43,000	December 2026(4)

17	MSC AMALFI	MSC	2014	9,403	43,000	March 2027(4)

18	MSC AJACCIO	MSC	2014	9,403	46,300	February 2027(5)

19	MSC ATHENS(ii)	MSC	2013	8,827	42,000	January 2026(6)

20	MSC ATHOS(ii)	MSC	2013	8,827	42,000	February 2026(6)

21	VALOR	Evergreen/Hapag Lloyd	2013	8,827	41,700/34,500	April 2023(7)

22	VALUE	Evergreen/Hapag Lloyd	2013	8,827	41,700/34,500	April 2023(7)

23	VALIANT	Evergreen/Hapag Lloyd	2013	8,827	41,700/34,500	June 2023(7)

24	VALENCE	Evergreen/Hapag Lloyd	2013	8,827	41,700/34,500	July 2023(7)

25	VANTAGE	Evergreen/Hapag Lloyd	2013	8,827	41,700/34,500	September 2023(7)

26	NAVARINO	—	2010	8,531	—	Scheduled for Dry Dock

27	MAERSK KLEVEN	Maersk	1996	8,044	17,500	April 2021

28	MAERSK KOTKA	Maersk	1996	8,044	17,500	April 2021

29	MAERSK KOWLOON	Maersk	2005	7,471	16,000	June 2022

30	MAERSK KAWASAKI	Maersk	1997	7,403	24,750	June 2020(8)

31	KURE	COSCO	1996	7,403	21,500	April 2020

32	KOKURA	Maersk	1997	7,403	17,050	March 2020

33	MSC METHONI	MSC	2003	6,724	29,000	September 2021

34	YORK	—	2000	6,648	—	Scheduled for Dry Dock

35	MAERSK KOBE	Maersk	2000	6,648	17,000	April 2020

36	SEALAND WASHINGTON	Maersk	2000	6,648	(*)	March 2022(9)

37	SEALAND MICHIGAN	Maersk	2000	6,648	(*)	March 2022(9)

38	SEALAND ILLINOIS	Maersk	2000	6,648	(*)	March 2022(9)

39	MAERSK KOLKATA	Maersk	2003	6,644	(*)	March 2022(9)

40	MAERSK KINGSTON	Maersk	2003	6,644	26,100	March 2022(10)

41	MAERSK KALAMATA	Maersk	2003	6,644	26,100	March 2022(10)

42	VENETIKO	Hapag Lloyd	2003	5,928	20,000	August 2020

43	ENSENADA(i)	ONE	2001	5,576	21,000	May 2020

44	ZIM NEW YORK	ZIM	2002	4,992	12,430	October 2020(11)

45	ZIM SHANGHAI	ZIM	2002	4,992	12,430	October 2020(11)

46	LEONIDIO(ii)	Maersk	2014	4,957	14,200	December 2024

	Vessel Name	Charterer	Year Built	Capacity (TEU)	Current Daily Charter Rate(1) (U.S. dollars)	Expiration of Charter(2)

47	KYPARISSIA(ii)	Maersk	2014	4,957	14,200	November 2024

48	MEGALOPOLIS	Maersk	2013	4,957	(*)	July 2025

49	MARATHOPOLIS	Maersk	2013	4.957	(*)	July 2025

50	OAKLAND EXPRESS	Hapag Lloyd	2000	4,890	13,750	January 2021

51	HALIFAX EXPRESS	Hapag Lloyd	2000	4,890	10,000	October 2020

52	SINGAPORE EXPRESS	Hapag Lloyd	2000	4,890	10,000	July 2020

53	VULPECULA	—	2010	4,258	—	—

54	VOLANS	—	2010	4,258	—	—

55	JPO VIRGO	CMA CGM	2009	4,258	13,850	March 2020

56	VELA	Hapag Lloyd	2009	4,258	13,750	March 2020

57	ULSAN	Maersk	2002	4,132	12,000	June 2021

58	POLAR ARGENTINA(i)(ii)	Maersk	2018	3,800	19,700	October 2024

59	POLAR BRASIL(i)(ii)	Maersk	2018	3,800	19,700	January 2025

60	LAKONIA	Evergreen	2004	2,586	(*)	March 2020

61	ETOILE	—	2005	2,556	—	Scheduled for Dry Dock

62	AREOPOLIS	Evergreen/Yang Ming	2000	2,474	(*)/9,100	May 2020(12)

63	MONEMVASIA(i)	Maersk	1998	2,472	9,250	November 2021

64	MESSINI	Evergreen	1997	2,458	8,650	March 2020

65	ARKADIA(i)	Evergreen	2001	1,550	9,450	February 2020

66	PROSPER	Evergreen	1996	1,504	7,100	February 2020

67	MICHIGAN	MSC	2008	1,300	6,650	September 2020

68	TRADER	—	2008	1,300	—	—

69	ZAGORA	MSC	1995	1,162	6,500	May 2020

70	LUEBECK	MSC	2001	1,078	6,200	January 2021

Vessels Under Construction

	Vessel Name	Shipyard	Capacity (TEU)	Charterer	Expected Delivery(13)

1	YZJ2015-2057	Jiangsu Yangzijiang Shipbuilding Group	12,690	Yang Ming	Q3 2020

2	YZJ2015-2058	Jiangsu Yangzijiang Shipbuilding Group	12,690	Yang Ming	Q3 2020

3	YZJ2015-2059	Jiangsu Yangzijiang Shipbuilding Group	12,690	Yang Ming	Q3 2020

4	YZJ2015-2060	Jiangsu Yangzijiang Shipbuilding Group	12,690	Yang Ming	Q2 2021

5	YZJ2015-2061	Jiangsu Yangzijiang Shipbuilding Group	12,690	Yang Ming	Q2 2021

(1)	Daily charter rates are gross, unless stated otherwise. Amounts set out for current daily charter rate are the amounts contained in the charter contracts.

(2)	Charter terms and expiration dates are based on the earliest date charters could expire.

(3)	This charter rate will be earned by Cape Tainaro from May 11, 2020. Until then the daily charter rate will be $32,500 (net).

(4)

Following scrubbers’ installation, the daily rate will be increased from the current daily rate of $43,000 until the original earliest redelivery dates of the vessels (December 2, 2023-MSC Azov and March 16, 2024-MSC Amalfi). The charters will also be extended for 3 years.

(5)	This charter rate will be earned by MSC Ajaccio until February 1, 2024. From the aforementioned date until the expiry of the charter the daily rate will be $35,300.

(6)

Following scrubbers’ installation, the daily rate will be increased from the current daily rate of $42,000 until the original earliest redelivery dates of the vessels (January 29, 2023-MSC Athens and February 24, 2023-MSC Athos). The charters will also be extended for 3 years.

(7)

Upon redelivery of each vessel from Evergreen between April 2020 and January 2021, each vessel will commence a 3 year charter with Hapag Lloyd at a daily rate of $34,500. Until then the daily charter rate of each vessel will be $41,700.

(8)	This charter rate will be earned by Maersk Kawasaki from March 30, 2020. Until then the daily charter rate will be $17,050.

(9)

The daily rate for Sealand Washington, Sealand Michigan, Sealand Illinois and Maersk Kolkata is a base rate, adjusted pursuant to the terms of a profit/loss sharing mechanism based on market conditions until expiry of the charter.

(10)

This charter rate will be earned by Maersk Kingston and Maersk Kalamata until February 28, 2020 and April 12, 2020, respectively. From the aforementioned dates until expiry of the charter, the daily rate for each vessel will be a base rate, adjusted pursuant to the terms of a profit/loss sharing mechanism based on market conditions.

(11)

The amounts in the table reflect the current charter terms, giving effect to our agreement with ZIM under its 2014 restructuring plan. Based on this agreement, we have been granted charter extensions and have been issued equity securities representing 1.2% of ZIM’s equity and approximately $8.2 million in interest bearing notes maturing in 2023. In May 2019, the Company exercised its option to extend the charters of ZIM New York and ZIM Shanghai for a one year period at market rate plus $1,100 per day per vessel while the notes remain outstanding. The rate for this fifth optional year has been determined at $12,430 per day.

(12)	Upon Areopolis redelivery from Evergreen on about March 5, 2020, vessel will commence a charter with Yang Ming at a daily rate of $9,100. Until then vessel is employed by Evergreen.

(13)	Based on latest shipyard construction schedule, subject to change.

(i)	Denotes vessels acquired pursuant to the Framework Deed. The Company holds an equity interest ranging between 25% and 49% in each of the vessel-owning entities.

(ii)	Denotes vessels subject to a sale and leaseback transaction.

(*)	Denotes charterer’s identity and/or current daily charter rates and/or charter expiration dates, which are treated as confidential.

Framework Deed

Under the Framework Deed entered into on May 15, 2013, as amended and restated on May 18, 2015 and as further amended on June 12, 2018, we have agreed with York to jointly invest in newbuild and secondhand container vessels through jointly held companies. The decisions regarding vessel acquisitions are made jointly between us and York, and the Framework Deed is expected to be each party’s exclusive joint venture for the acquisition of vessels in the containership industry during the commitment period ending May 15, 2020 (unless terminated earlier in certain circumstances). We reserve the right to acquire any vessels outside the Framework Deed that York decides not to pursue and therefore are not acquired by the jointly-owned entities under the Framework Deed.

Under the terms of the Original Framework Deed, (i) York agreed to invest up to $250 million in mutually agreed vessel acquisitions and we agreed to invest a minimum of $75 million with an option to invest up to $240 million in these transactions and (ii) depending on the amount the Company elected to invest in any acquisition, the Company expected to hold between 25% and 49% of the equity in the relevant Joint Venture entity and York would hold the balance. The Original Framework Deed was amended and restated on May 18, 2015. Pursuant to the amended Framework Deed, there are no minimum or maximum amounts to be invested by Costamare Ventures and York and both Costamare Ventures and York can invest between 25% and 75% of the equity in the Joint Venture entities. Costamare Shipping provides ship-management services to the Joint Venture vessels, with the right to subcontract to V.Ships Greece and/or Shanghai Costamare. The Framework Deed will terminate on May 15, 2020 or upon the occurrence of certain extraordinary events. At that time, Costamare Ventures can elect to divide the vessels owned by all such Joint Venture entities between itself and York to reflect their cumulative participation in all such entities. We expect to account for the entities formed under the Framework Deed as equity investments.

Joint Venture entities currently own 10 vessels, totaling approximately 72,000 TEU. The Company holds an equity interest ranging between 25% and 49% in each of the Joint Venture entities.

Chartering of Our Fleet

We aim to deploy our containership fleet principally under long-term, fixed-rate time charters with leading liner companies that operate on regularly scheduled routes between large commercial ports. As of February 25, 2020, the average (weighted by TEU capacity) remaining time-charter duration for our fleet of 75 containerships, including the five vessels under construction and the 10 vessels acquired pursuant to the Framework Deed, was approximately 3.5 years, based on the remaining fixed terms and assuming the exercise of any owner’s options and the non-exercise of any charterer’s options under our containerships’ charters.

A time charter is a contract to charter a vessel for a fixed period of time at a set daily rate and can last from a few days up to several years. Under our time charters the charterer pays for most voyage expenses, which generally include, among other things, fuel costs, port and canal charges, pilotages, towages, agencies, commissions, extra war risks insurance and any other expenses related to the cargoes, and we pay for vessel operating expenses, which generally include, among other costs, costs for crewing, provisions, stores, lubricants, insurance, maintenance and repairs, dry-docking and intermediate and special surveys.

Our Customers

Since 2006, our customers have included many of the leading international liner companies, including the current charterers A.P. Moller-Maersk, COSCO, Evergreen, Hapag Lloyd, MSC, CMA CGM S.A. (“CMA CGM”) and ZIM. A.P. Moller-Maersk, MSC, Evergreen, Hapag Lloyd and COSCO together represented 96%, 91% and 97% of our revenue in 2017, 2018 and 2019, respectively.

Management of Our Fleet

Costamare Shipping is the head manager for our containerships and provides us with general administrative services and certain commercial services pursuant to the Framework Agreement. Costamare Shipping is a ship management company established in 1974 and is controlled by our chairman and chief executive officer. Costamare Shipping has over 45 years of experience in managing containerships of all sizes, developing specifications for newbuild vessels and supervising the construction of such newbuild vessels in reputable shipyards in the Far East. Costamare Shipping has long established relationships with major liner companies, financial institutions and suppliers and we believe is recognized in the containership shipping industry as a leading containership manager.

Costamare Shipping may subcontract certain of its obligations to other affiliated sub-managers, to V.Ships Greece or, subject to our consent, to another third party sub-manager or direct that such related or third party sub-manager enter into a direct ship-management contract with the relevant vessel-owning subsidiary. As discussed below, these arrangements will not result in any increase in the aggregate amount of management fees we pay. In return for these services, we pay the management fees described below in this section. Costamare Shipping, itself or through Shanghai Costamare or together with V. Ships Greece or, following our consent, F. A. Vinnen & Co. (GmbH & Co. KG) (“Vinnen”) or HanseContor Shipmanagement GmbH & Co. KG (“HanseContor”), provides our fleet with technical, crewing, commercial, provisioning, bunkering, sale and purchase, chartering, accounting, insurance and administrative services pursuant to the Framework Agreement and separate ship-management agreements between each of our vessel-owning subsidiaries and Costamare Shipping and, in certain cases, the relevant sub-manager.

On January 1, 2018, Costamare Shipping entered into the Brokerage Agreement with Blue Net, as amended from time to time. Blue Net provides chartering brokerage services to our vessels and the vessels acquired pursuant to the Framework Deed, as well as to other third party vessels. Our chairman and chief executive officer, Konstantinos Konstantakopoulos, indirectly controls 50% of Blue Net. We believe that the appointment of Blue Net will allow us to improve the charter rates at which we charter our vessels.

Shanghai Costamare, which was established in February 2005, is owned (indirectly) 70% by our chairman and chief executive officer, and (indirectly) 30% by a Chinese national who is Shanghai Costamare’s general manager. Shanghai Costamare was established to service the needs of our fleet of containerships when operating in the Far East and South East Asia regions in an efficient and cost-effective manner by providing, among other services, manning services in China, and a valuable interface with Chinese shipyards, charterers, ship-owners, financial institutions and containership service providers. Shanghai Costamare provides these services for a fixed daily fee, pursuant to separate ship-management agreements between Costamare Shipping and Shanghai Costamare.

Costamare Services is a service provider which was established in May 2015, and is controlled by our chairman and chief executive officer and members of his family. Costamare Services builds on the long-running relationships established by Costamare Shipping with our charterers. Costamare Services provides our vessel-owning subsidiaries with crewing, commercial and administrative services, including broking and representation, pursuant to the Services Agreement.

Our chairman and chief executive officer and our chief financial officer supervise, in conjunction with our board of directors, the services provided by our managers and Costamare Services. Costamare Shipping and Costamare Services report to our board of directors through our chairman and chief executive officer and our chief financial officer, each of whom is appointed by our board of directors.

In 2013, Costamare Shipping entered into a Co-operation Agreement with V.Ships Greece, a member of V.Group, one of the largest providers of ship-management services worldwide, pursuant to which the two companies established the Cell within V.Ships Greece to provide management services to certain of our containerships. The Cell also offers ship-management services to third-party owners, including three Joint Venture vessels in our fleet. The net profit from the operation of the Cell relating to the Company’s containerships is passed on to Costamare Shipping to the extent it exceeds $20,000 per vessel while the net profit from the operation of the Cell related to third-party owners (including Joint Venture vessels in our fleet) is split equally between V.Ships Greece and Costamare Shipping. We terminated, effective April 1, 2019, our agreement with Costamare Shipping, dated November 2, 2015, whereby Costamare Shipping had agreed to pass to us the net profit, if any, it received pursuant to the Co-operation Agreement as a refund or reduction of the management fees payable by us to Costamare Shipping under the Framework Agreement. Costamare Shipping’s share of the Cell’s net profit was $350,000 and $455,500 for the years ended December 31, 2019 and December 31, 2018, respectively. We will not receive a share of such net profit in future periods. Costamare Shipping has certain control rights regarding the employment and dismissal of the Cell’s personnel, the appointment of the Cell’s senior managers and the management of vessels owned by third parties. Costamare Shipping or V.Ships Greece may terminate the Co-operation Agreement upon six months’ notice. Although the Cell is operated pursuant to the Co-operation Agreement between Costamare Shipping and V.Ships Greece, it is not controlled by Costamare Shipping and we do not consider it to be an affiliated manager. In November 2015, Costamare Shipping entered into an agreement with Marcas Ltd. (“Marcas”), a company which negotiates marine supply contracts on behalf of vessel owners and vessel management companies. We believe that we will benefit from this agreement, which requires Costamare Shipping and Marcas to cooperate and combine their various strengths in order to achieve the best possible service and price combination with suppliers for us. Each vessel pays an annual membership fee to Marcas and any supplier brokerage fees that Marcas receives with respect to supplies purchased by our vessels or vessels acquired under the Framework Deed are credited to us or to the relevant Joint Venture entities against our or their respective vessels’ operating expenses.

We believe that having multiple management companies provides us with a deep pool of operational management in multiple locations with market-specific experience and relationships, as well as the geographic flexibility needed to manage and crew our large and diverse fleet so as to provide a high level of service, while remaining cost-effective. For example, Shanghai Costamare employs Chinese nationals with the language skills and local knowledge we believe are necessary to establish and grow meaningful relationships with Chinese shipyards, charterers, ship-owners, financial institutions and containership service providers. The Cell under V.Ships Greece provides added operational flexibility and economies of scale while maintaining a high level of management services.

We believe that our managers are well regarded in the industry and use innovative practices and technological advancement to maximize the efficiency of the operation of our fleet of containerships. ISM certification is in place for our fleet of containerships and our managers, with Costamare Shipping, our head manager under the Framework Agreement, having obtained such certification in 1998, three years ahead of the deadline set by the IMO. Costamare Shipping, Shanghai Costamare, V.Ships Greece, as well as our fleet of containerships are also certified in accordance with ISO 9001-2008 and ISO 14001-2004 relating to quality management and environmental standards. In 2013, the Company received the Lloyd’s List Greek shipping award for Dry Cargo Company of the Year. Costamare Shipping received that same award in 2004. Additionally, in 2014, the Company received the Lloyd’s List Company of the Year award.

As of February 25, 2020,

•

Costamare Shipping provided commercial and insurance services to all of our containerships, including vessels acquired pursuant to the Framework Deed, as well as technical, crewing, provisioning, bunkering, sale and purchase and accounting services to 28 of our containerships, including five Joint Venture vessels and five vessels under construction;

•	Shanghai Costamare provided technical, crewing, provisioning, bunkering, sale and purchase and accounting services to 19 of our containerships including two Joint Venture vessels;

•

V.Ships Greece provided technical, crewing, provisioning, bunkering, sale and purchase and accounting services, as well as certain commercial services, to 19 of our containerships including three Joint Venture vessels;

•	Vinnen provided technical, crewing, provisioning, bunkering, sale and purchase and accounting services, as well as certain commercial services, to five of our containerships; and

•	HanseContor provided technical, crewing, provisioning, bunkering, sale and purchase and accounting services, as well as certain commercial services, to four of our containerships.

Costamare Shipping has agreed that during the term of the Framework Agreement, it will not provide any management services to any entity other than our subsidiaries and entities established pursuant to the Framework Deed, without our prior written approval, which we may provide under certain circumstances. Currently, we have consented to Costamare Shipping providing management services to one container vessel owned by our chairman and chief executive officer, Konstantinos Konstantakopoulos. Costamare Services has agreed that during the term of the Services Agreement, it will not provide services to any entity other than our subsidiaries, entities established pursuant to the Framework Deed and entities affiliated with our chairman and chief executive officer or his family, without our prior written approval. As of February 25, 2020, Costamare Shipping manages containerships owned by our subsidiaries and entities formed under the Framework Deed. Shanghai Costamare is not contractually prohibited from providing management services to third parties. In the past, Shanghai Costamare has only provided services to third parties on a limited basis and there is no current plan to change that practice. Shanghai Costamare currently provides services to two Joint Venture vessels. The Co-operation Agreement anticipates that the Cell will continue to actively seek to provide ship-management services to third-party owners in order to capitalize on the ship-management expertise of the Cell and the economies of scale brought by the affiliation with V.Group.

Under the restrictive covenant agreement between the Company and Konstantinos Konstantakopoulos, during the period of his employment or service with the Company and for six months thereafter, he has agreed to restrictions on his ownership of any containerships or the acquisition, investment in or control of any business involved in the ownership or operation of containerships, subject to certain exceptions. Konstantinos Konstantakopoulos has also agreed that if one of our containerships and a containership owned by him are both available and meet the criteria for an available charter, our containerships will receive such charter. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Restrictive Covenant Agreements”.

In the event that Costamare Shipping or Costamare Services decide to delegate certain or all of the services they have agreed to perform under the Framework Agreement or the Services Agreement, respectively, either through (i) subcontracting to a sub-manager or sub-provider or (ii) by directing such sub-manager or sub-provider to enter into a direct agreement with the relevant vessel-owning subsidiary, then, in the case of subcontracting under (i), Costamare Shipping or Costamare Services, as applicable, will be responsible for paying the fee charged by the relevant sub-

manager or sub-provider for providing such services and, in the case of a direct agreement under (ii), the fee received by Costamare Shipping or Costamare Services, as applicable, will be reduced by the fee payable to the sub-manager or sub-provider under the relevant direct agreement. As a result, these arrangements will not result in any increase in the aggregate management fees and services fees that we pay. In addition to management fees, we pay for any capital expenditures, financial costs, operating expenses and any general and administrative expenses, including payments to third parties, including specialist providers, in accordance with the Framework Agreement and the relevant separate ship-management agreements or supervision agreements.

Costamare Shipping received in 2019 and 2018 a fee of $956 per day pro rated for the calendar days we own each containership. This fee will be reduced to $478 per day in the case of a containership subject to a bareboat charter. We will also pay to Costamare Shipping a flat fee of $787,405 per newbuild vessel for the supervision of the construction of any newbuild vessel that we may contract. Costamare Shipping received in 2019 and 2018, a fee of 0.15% on all gross freight, demurrage, charter hire and ballast bonus or other income earned with respect to each containership in our fleet. Costamare Services received in 2019 and 2018 a fee of 0.60%, increased effective July 1, 2019 to a fee of 1.10%, on all gross freight, demurrage, charter hire and ballast bonus or other income earned with respect to each containership in our fleet and a quarterly fee of (i) $625,000 and (ii) an amount equal to the value of 149,600 shares, based on the average closing price of our common stock on the NYSE for the 10 days ending on the 30th day of the last month of each quarter; provided that Costamare Services may elect to receive 149,600 shares instead of the fee under (ii). We have reserved a number of shares of common stock to cover the fees to be paid to Costamare Services under (ii) through December 31, 2020. During the year ended December 31, 2019 and December 31, 2018, Costamare Shipping received in total an ad hoc fee from a third-party ship broker $396,798 and $496,057, respectively, for its participation in arranging and negotiating five newbuilding contracts. Over the construction period of these vessels, Costamare Shipping will receive on average an ad hoc fee of $992,114 per vessel. During the year ended December 31, 2019 and December 31, 2018, Costamare Shipping charged in aggregate to the companies established pursuant to the Framework Deed $3.8 million and $6.4 million, respectively, for services provided in accordance with the relevant management agreements. For each of the years ended December 31, 2019 and December 31, 2018, we paid aggregate fees of $2.5 million and issued in aggregate 598,400 shares to Costamare Services under the Services Agreement.

On December 31, 2019, the terms of the Framework Agreement and the Services Agreement automatically renewed for another one-year period, and will automatically renew for 5 more consecutive one-year periods until December 31, 2025, at which point the Framework Agreement and the Services Agreement will expire. The daily fee for each containership, the supervision fee in respect of each containership under construction and the quarterly fee payable to Costamare Shipping under the Framework Agreement and the quarterly fee payable to Costamare Services under the Services Agreement (other than the portion of the fee in clause (ii) above which is calculated on the basis of our share price) will be annually adjusted to reflect any strengthening of the Euro against the U.S. dollar of more than 5% per year and/or material unforeseen cost increases. There has been no increase in 2019. We are able to terminate the Framework Agreement or the Services Agreement, subject to a termination fee, by providing written notice to Costamare Shipping or Costamare Services, as applicable, at least 12 months before the end of the subsequent one-year term. The termination fee is equal to (a) the number of full years remaining prior to December 31, 2025, times (b) the aggregate fees due and payable to Costamare Shipping or Costamare Services, as applicable, during the 12-month period ending on the date of termination (without taking into account any reduction in fees under the Framework Agreement to reflect that certain obligations have been delegated to a sub-manager or a sub-provider, as applicable); provided that the termination fee will always be at least two times the aggregate fees over the 12-month period described above. Information about other termination events under the Management Agreements is set forth in “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management Agreements—Term and Termination Rights”.

Pursuant to the terms of the Framework Agreement, the separate ship-management agreements, the supervision agreements and the Services Agreement, liability of our affiliated managers and

Costamare Services to us is limited to instances of gross negligence or willful misconduct on the part of the affiliated managers or Costamare Services. Further, we are required to indemnify our affiliated managers and Costamare Services for liabilities incurred by the managers in performance of the Framework Agreement, separate ship-management agreements, supervision agreements and the Services Agreement, in each case except in instances of gross negligence or willful misconduct on the part of our affiliated managers or Costamare Services.

Competition

We operate in markets that are highly competitive and based primarily on supply and demand. Generally, we compete for charters based upon charter rate, customer relationships, operating expertise, professional reputation and containership specifications, size, age and condition. Competition for providing containership services comes from a number of experienced shipping companies. In addition, in recent years, there have been other entrants in the market, such as leasing companies and private equity firms who have significant capital to invest in vessel ownership, which has provided for additional competition in the sector.

Participants in the container shipping industry include “liner” shipping companies, who operate container shipping services and own containerships, containership owners, often known as “charter owners”, who own containerships and charter them out to liner companies, and shippers who require the seaborne movement of containerized goods. Historically, a significant share of the world’s containership capacity has been owned by the liner companies, but since the 1990s, there has been an increasing trend for the liner companies to charter-in a larger proportion of the capacity that they operate as a way of retaining some degree of flexibility with regard to capital spending levels over time given the significant costs associated with purchasing vessels.

We believe that the containership sector of the international shipping industry is characterized by the significant time required to develop the operating expertise and professional reputation necessary to obtain and retain customers. We believe that our development of a large fleet of containerships with varying TEU capacities has enhanced our relationship with our principal charterers by enabling them to serve the East-West, North-South and Intra-regional trade routes efficiently, while enabling us to operate in the different rate environments prevailing for those routes. We also believe that our focus on customer service and reliability enhances our relationships with our charterers. In the past decade, we have had successful chartering relationships with the majority of the top 20 liner companies by TEU capacity.

In the past, we have been able to address the periodic scarcity of secondhand containerships available for acquisition in the open market though the acquisition of containerships mainly from our liner company customers in privately negotiated sales. In connection with these acquisitions, we then typically charter back the vessels to these customers. We believe we have been able to pursue these privately negotiated acquisitions because of our long-standing customer relations, which we do not believe new entrants have.

Crewing and Shore Employees

We have four shore-based officers, our chairman and chief executive officer, our chief financial officer, our general counsel and secretary, and our chief operating officer. We do not pay any compensation to our officers for their services as officers or directors. Our chief financial officer, our general counsel and secretary, and our chief operating officer are employed by and receive compensation for their services by Costamare Shipping and/or Costamare Services. Costamare Shipping, Costamare Services and Shanghai Costamare employed approximately 140 people in total, all of whom were shore-based. As of December 31, 2019, approximately 1,700 seafarers were serving on our vessels. Our managers are responsible for recruiting, either directly or through manning agents, the officers and crew for our containerships that they manage. Recruiting is arranged directly through Costamare Shipping in Greece and indirectly through our related manning agent, C-Man Maritime, in the Philippines, as well as independent manning agents in Romania and Bulgaria. The officers and crew for our containerships managed by Shanghai Costamare are recruited indirectly through a local manning agent. The officers and crew for our containerships managed by V.Ships

Greece are recruited in part through C-Man Maritime and in part through V.Ships Greece (which utilizes the global V.Group network) under the Co-operation Agreement. Vinnen and HanseContor use their manning agents for recruiting the officers and crew for our containerships that are under their management. We believe the streamlining of crewing arrangements through our managers ensures that all of our vessels will be crewed with experienced crews that have the qualifications and licenses required by international regulations and shipping conventions. We have not experienced any material work stoppages due to labor disagreements during the past three years.

Permits and Authorizations

We are required by various governmental and other agencies to obtain certain permits, licenses, certificates and financial assurances with respect to each of our vessels. The kinds of permits, licenses, certificates and financial assurances required by governmental and other agencies depend upon several factors, including the commodity being transported, the waters in which the vessel operates, the nationality of the vessel’s crew and the type and age of the vessel. All permits, licenses, certificates and financial assurances currently required to operate our vessels have been obtained (exclusive of cargo-specific documentation, for which charterers or shippers are responsible). Additional laws and regulations, environmental or otherwise, may be adopted which could limit our ability to do business or increase the cost of doing business.

Risk of Loss and Liability Insurance

General

The operation of any vessel includes risks such as mechanical failure, collision, property loss or damage, cargo loss or damage and business interruption due to a number of reasons, including political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, as well as other liabilities arising from owning and operating vessels in international trade. The U.S. Oil Pollution Act of 1990 (“OPA 90”), which imposes under certain circumstances, unlimited liability upon owners, operators and demise charterers of vessels trading in the United States exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for ship-owners and operators trading in the United States market.

We maintain hull and machinery marine risks insurance and hull and machinery war risks insurance for our fleet of containerships to cover normal risks in our operations and in amounts that we believe to be prudent to cover such risks. In addition, we maintain protection and indemnity insurance up to the maximum insurable limit available at any given time. While we believe that our insurance coverage will be adequate, not all risks can be insured, and there can be no guarantee that we will always be able to obtain adequate insurance coverage at reasonable rates or at all, or that any specific claim we may make under our insurance coverage will be paid. In addition, our insurers may not be contractually obligated or may be prohibited from posting security or covering costs or losses associated with certain incidents (for example, casualties in sanctioned locations like Iran).

Hull & Machinery Marine Risks Insurance, Hull & Machinery War Risks Insurance and Loss of Hire Insurance

We maintain hull and machinery marine risks insurance and hull and machinery war risks insurance, which cover the risk of particular average, general average, 4/4ths collision liability, contact with fixed and floating objects and actual or constructive total loss in accordance with the Nordic Marine Insurance Plan, except for the war risk insurance, which is in accordance with the rules of the Hellenic Mutual War Risks Association (Bermuda) Ltd. Each of our containerships is insured up to what we believe to be at least its fair market value, after meeting certain deductibles.

We do not and will not obtain loss of hire insurance (or any other kind of business interruption insurance) covering the loss of revenue during off-hire periods for any of our vessels because we believe that this type of coverage is not economical and is of limited value to us, in part because historically our vessels have had a very limited number of off-hire days.

Protection and Indemnity Insurance—Pollution Coverage

Protection and indemnity insurance is usually provided by a protection and indemnity association (a “P&I association”) and covers third-party liability, crew liability and other related expenses resulting from the injury or death of crew, passengers and other third parties, the loss or damage to cargo, third-party claims arising from collisions with other vessels (to the extent not recovered by the hull and machinery policies), damage to other third-party property, pollution arising from oil or other substances and salvage, towing and other related costs, including wreck removal.

Our protection and indemnity insurance is provided by a P&I association which is a member of the International Group of P&I Clubs (“International Group”). The 13 P&I associations that comprise the International Group insure approximately 90% of the world’s commercial blue-water tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. Insurance provided by a P&I association is a form of mutual indemnity insurance.

Our protection and indemnity insurance coverage is currently subject to a limit of about $5 billion per vessel per incident except that for pollution the limit is set at $1.0 billion per vessel per incident, and for war risks the limit is set at $500 million per vessel per incident.

As a member of a P&I association, which is a member of the International Group, we will be subject to calls payable to the P&I association based on the International Group’s claim records as well as the claim records of all other members of the P&I association of which we are a member.

On October 5, 2011, our vessel Rena ran aground on the Astrolabe Reef off New Zealand and sustained significant damage. The vessel was determined to be a constructive total loss for insurance purposes. On October 1, 2012, we announced that Daina Shipping Co., our subsidiary that owned the Rena, had entered into a settlement agreement with the New Zealand government in respect of certain matters arising from the Rena’s grounding. On October 26, 2012, Daina Shipping Co. pleaded guilty in a New Zealand court to a strict liability criminal charge of discharging harmful substances and was fined NZ$300,050. While we anticipate that our insurance policies will cover most costs and losses associated with the incident, such insurance may not be sufficient to cover all risks.

Inspection by Classification Societies

Every seagoing vessel must be “classed” by a classification society. The classification society certifies that the vessel is “in class”, signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel’s country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

The classification society also undertakes on request other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned.

For maintenance of the class, regular and extraordinary surveys of hull and machinery, including the electrical plant and any special equipment classed, are required to be performed as follows:

Annual Surveys. For seagoing ships, annual surveys are conducted for the hull and the machinery, including the electrical plant, and where applicable, on special equipment classed at intervals of 12 months from the date of commencement of the class period indicated in the certificate.

Intermediate Surveys. Extended annual surveys are referred to as intermediate surveys and typically are conducted two and one-half years after commissioning and each class renewal. Intermediate surveys may be carried out on the occasion of the second or third annual survey.

Class Renewal Surveys. Class renewal surveys, also known as special surveys, are carried out on the ship’s hull and machinery, including the electrical plant, and on any special equipment classed at the intervals indicated by the character of classification for the hull. During the special survey, the vessel is thoroughly examined, including audio-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one-year grace period for completion of the special survey. Substantial amounts of funds may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every four or five years, depending on whether a grace period is granted, a ship-owner has the option of arranging with the classification society for the vessel’s hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five-year cycle. At a ship-owner’s application, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class. This process is referred to as continuous class renewal. All areas subject to surveys as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are otherwise prescribed. The period between two consecutive surveys of each area must not exceed five years.

All vessels are also dry-docked at least once every five years for inspection of their underwater parts and for repairs related to such inspections. If any defects are found, the classification surveyor will issue a “recommendation” which must be rectified by the ship-owner within prescribed time limits.

Insurance underwriters make it a condition for insurance coverage that a vessel be certified as “in class” by a classification society which is a member of the International Association of Classification Societies (“IACS”). All of our vessels are certified as being “in class” by members of IACS.

The following table lists the dates by which we expect to carry out the next dry-dockings and special surveys for the vessels in our current vessel fleet:

Dry-docking Schedule(1)

	2020	2021	2022	2023	2024
Number of vessels	14	16	8	21	8

(1)	Excludes vessels which have been classified as assets held for sale.

Environmental and Other Regulations

Government regulation affects the ownership and operation of our vessels in a significant manner. We are subject to international conventions and national, port state and local laws and regulations applicable to international waters and/or territorial waters of the countries in which our vessels may operate or are registered, including those governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and the management of other contamination, air emissions, and grey water and ballast water discharges. These laws and regulations include OPA 90, the U.S. Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”), the U.S. Clean Water Act (“CWA”), the U.S. Clean Air Act (“CAA”) and regulations adopted by the IMO, including MARPOL and the International Convention for Safety of Life at Sea (“SOLAS”), as well as regulations enacted by the European Union and other international, national and local regulatory bodies. Compliance with these laws, regulations and other requirements entails significant expense, including vessel modifications and implementation of certain operating procedures.

A variety of governmental and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities Port State Control (such as the U.S. Coast Guard, harbor master or equivalent), classification societies, flag state administration (country of registry) and charterers. Several of these entities require us to obtain permits, licenses, financial assurances and certificates for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or result in the temporary suspension of operation of one or more of our vessels in one or more ports.

We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements for all vessels and may accelerate the scrapping of older vessels throughout the container shipping industry. Increasing environmental concerns have created a demand for vessels that conform to the strictest environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with U.S. and international regulations. Our affiliated managers and V.Ships Greece are certified in accordance with ISO 9001-2008 and ISO 14001-2004 (relating to quality management and environmental standards, respectively). Costamare Shipping is also certified to the environmental Standard ISO 50001-2011. We believe that operation of our vessels are in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates and other authorizations necessary for their operation.

IMO Requirements

Our containerships are subject to standards imposed by the IMO, the United Nations agency for maritime safety and the prevention of pollution by ships. The IMO has adopted regulations that are designed to reduce pollution in international waters, both from accidents and from routine operations, and has negotiated international conventions that impose liability for oil pollution in international waters and a signatory’s territorial waters. For example, Annex VI to MARPOL sets limits on sulfur oxide and nitrogen oxide emissions from vessel exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulphur content of fuel oil and introduces requirements for ships to collect data on fuel oil consumption and carbon dioxide emissions. The new mandatory data collection system is intended as the first in a three-step approach in which analysis of the data collected will provide the basis for an objective, transparent and inclusive policy debate in the Marine Environment Protection Committee (“MEPC”) of the IMO, under a roadmap (through 2023) for developing a comprehensive IMO strategy on reduction of Green House Gases (“GHG”) emissions from ships.

Amendments to Annex VI that entered into force in July 2010, and were phased in on January 1, 2020, seek to reduce air pollution from vessels by, among other things, establishing a series of progressive requirements to further limit the sulphur content of fuel oil and by establishing new tiers of nitrogen oxide emission standards for new marine diesel engines, depending on their date of installation. These requirements include a global sulphur cap of 0.5% m/m in 2020, which is a significant reduction from the 3.5% m/m global limit previously in place. Effective from January 1, 2020, vessels must now either be equipped with exhaust gas scrubbers, allowing the vessel to use the existing, less expensive, high sulphur content fuel or have undertaken fuel system modification and tank cleaning, allowing the use of more expensive, low sulphur fuel. From March 1, 2020, vessels not equipped with exhaust gas scrubbers cannot have high sulphur content fuel on board. We are currently making arrangements for the installation of exhaust gas scrubbers in ten of our vessels in the water, while all five vessels under construction will be delivered to us with exhaust gas scrubbers. Our vessels that did not have exhaust gas scrubbers installed by January 1, 2020 are using low sulphur content fuel in compliance with applicable regulations.

Annex VI also provides for the establishment of special areas, known as Emission Control Areas, where more stringent controls on sulphur and other emissions apply. Currently, the Baltic Sea area, the North Sea area, certain coastal areas of North America (off of the United States and Canada) and the U.S. Caribbean Sea area (around Puerto Rico and the United States Virgin Islands) are designated as Emission Control Areas (“ECAs”), and additional ECAs could be established in the future. The IMO has undertaken a study for a new 0.1% m/m low sulphur ECA in the Mediterranean.

IMO NOx Tier III requirements, the most demanding to date, took effect in North American and U.S. Caribbean ECAs from January 1, 2016 for vessels with a keel-laying date on or after January 1, 2016 and an engine output in excess of 130kW. For vessels constructed (keel-laying) on or after January 1, 2021 and operating in the Baltic Sea ECA or the North Sea ECA, any marine diesel engine installed with output in excess of 130 kW shall comply with the Tier III NOx standard.

However, if other ECAs for NOx are implemented, the NOx Tier III requirements will not be retroactive and the Tier III emission limits for any new NOx ECAs (e.g., for the North Sea and Baltic Sea) will become applicable to vessels with keel-laying as of the date that the new NOx ECAs go into effect.

Amendments to MARPOL Annex VI, which entered into force on March 1, 2018, require ships of 5,000 gross tonnage and above to collect consumption data for each type of fuel they use, as well as additional data, including proxies for transport work. The aggregated data will be reported to the ship’s flag state on an annual basis. The first reporting period commenced on January 1, 2019, the first reporting is to be submitted by March 31, 2020.

All our existing containerships are compliant in all material respects with current Annex VI requirements, however, if new ECAs are approved by the IMO or other new or more stringent air emission requirements are adopted by the IMO or the states where we expect to operate, compliance with these requirements could entail significant additional capital expenditures, operational changes or otherwise increase the costs of our operations.

Amendments to MARPOL Annex V (regulation for the prevention of pollution by garbage from ships) adopted at MEPC 70 entered into force on March 1, 2018. The changes include criteria for determining whether cargo residues are harmful to the marine environment, and a new Garbage Record Book format with a new garbage category for e-waste. As all our existing containerships are compliant with MARPOL Annex V requirements, the amendments could cause us to incur additional operational costs for the handling of garbage produced on our fleet.

In addition, in 2011, the MEPC of the IMO adopted two sets of mandatory requirements to address greenhouse gas emissions from ships. The Energy Efficiency Design Index requires a minimum energy efficiency level per capacity mile and is applicable to new vessels, and the Ship Energy Efficiency Management Plan is applicable to currently operating vessels. The requirements entered into force in January 2013 and could cause us to incur additional compliance costs. The IMO is also considering the development of a market-based mechanism for greenhouse gas emissions from ships, but it is difficult to accurately predict the likelihood that such a standard might be adopted or its potential impact on our operations at that time.

Other International Requirements

Concerns surrounding climate change may lead certain international or multinational bodies or individual countries to propose and/or adopt new climate change initiatives. For example, in 2015 the United Nations Framework Convention on Climate Change adopted the Paris Agreement, an international framework designed to take effect by 2020. The Paris Agreement establishes a framework for reducing global GHG emissions, with the goal of holding the increase in global average temperature to well below 2 degrees Celsius and pursuing efforts to limit the increase to 1.5 degrees Celsius. In October 2016, the EU formally ratified the Paris Agreement, thus establishing its entry into force on November 4, 2016. Although the Paris Agreement does not specifically require controls on shipping or other industries, it is possible that countries or groups of countries will seek to impose such controls as they implement the Paris Agreement, which may cause us to incur capital expenditures and/or increase our operating costs in the future.

The International Convention on Civil Liability for Bunker Oil Pollution Damage (the “Bunker Convention”), which became effective in November 2008, imposes strict liability on vessel owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention also requires registered owners of vessels over 1,000 gross tons to maintain insurance in specified amounts to cover liability for bunker fuel pollution damage. Each of our containerships has been issued a certificate attesting that insurance is in force in accordance with the Bunker Convention. The IMO also adopted the International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “BWM Convention”), which entered into force on September 8, 2017. Under the BWM Convention, each vessel is required to have on board a valid International Ballast Water Management Certificate, a Ballast Water Management Plan and a Ballast Water Record Book. Compliance with the new standards pertaining to the treatment of the ballast water (D-2 Standard) requires, in most cases, existing ships to install a ballast water treatment system by the ship’s first International Oil Pollution Prevention Certificate (“IOPPC”) renewal survey after September 8, 2019, while vessels constructed (keel laying performed) after September 8, 2017 must have an approved BWM system installed on delivery. This implementation schedule is intended to ensure full global implementation by September 8, 2024. For existing vessels we proceed, as required, with the installation of treatment systems to comply with the D-2 standard at the time of the periodical dry-docking of the relevant vessels.

The operation of our vessels is based on the requirements set forth in the ISM Code. The ISM Code requires vessel managers to develop and maintain an extensive SMS that includes the adoption of a safety and environmental protection policy, sets forth instructions and procedures for safe vessel operation and describes procedures for dealing with emergencies. The ISM Code requires that vessel operators obtain a SMC for each vessel they operate from the government of the vessel’s flag state. The certificate verifies that the vessel operates in compliance with its approved SMS. No vessel can obtain a certificate unless the flag state has issued a document of compliance with the ISM Code to the vessel’s manager. Failure to comply with the ISM Code may lead to withdrawal of the permit to manage or operate the vessels, subject such party to increased liability, decrease or suspend available insurance coverage for the affected vessels, or result in a denial of access to, or detention in, certain ports. Each of the container ships in our fleet and each of our affiliated managers and third party managers are ISM Code-certified.

United States Requirements

OPA 90 established an extensive regulatory and liability regime for the protection of the environment from oil spills and cleanup of oil spills. OPA 90 applies to discharges of any oil from a vessel, including discharges of fuel and lubricants. OPA 90 affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in U.S. waters, which include the United States’ territorial sea and its two hundred nautical mile exclusive economic zone. While we do not carry oil as cargo, we do carry fuel in our containerships, making them subject to the requirements of OPA 90.

Under OPA 90, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable (unless the discharge of pollutants results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges, of pollutants from their vessels, including bunkers. OPA 90 defines these other damages broadly to include:

•	natural resource damages and the costs of assessment thereof;

•	real and personal property damage;

•	net loss of taxes, royalties, rents, fees and other lost revenues;

•	lost profits or impairment of earning capacity due to property or natural resource damages; and

•	net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards, and loss of subsistence use of natural resources.

OPA 90 preserves the right to recover damages under other existing laws, including maritime tort law.

U.S. Coast Guard regulations limit OPA 90 liability to the greater of $1,100 per gross ton or $939,800 per incident for non-tank vessels, subject to periodic adjustments of such limits. These limits of liability do not apply if an incident was directly caused by violation of applicable U.S. safety, construction or operating regulations or by a responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities.

CERCLA applies to spills or releases of hazardous substances other than petroleum or petroleum products whether on land or at sea. CERCLA imposes joint and several liability, without regard to fault, on the owner or operator of a vessel, vehicle or facility from which there has been a release, along with other specified parties. Costs recoverable under CERCLA include cleanup and removal costs, natural resource damages and governmental oversight costs. Liability under CERCLA is generally limited to the greater of $300 per gross ton or $5.0 million for vessels carrying any hazardous substances, such as cargo or residue, or $0.5 million for any other vessel, per release of or incident involving hazardous substances. These limits of liability do not apply if the incident is caused by gross negligence, willful misconduct or a violation of certain regulations, in which case liability is unlimited.

All owners and operators of vessels over 300 gross tons are required to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet their potential liabilities under OPA 90 and CERCLA. Under the U.S. Coast Guard regulations, vessel owners and operators may evidence their financial responsibility by providing proof of insurance, surety bond, guarantee, letter of credit or self-insurance. An owner or operator of a fleet of vessels is required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the vessel in the fleet having the greatest maximum liability under OPA 90 and CERCLA. Under the self-insurance provisions, the vessel owner or operator must have a net worth and working capital, measured in assets located in the United States against liabilities located anywhere in the world, that exceeds the applicable amount of financial responsibility.

U.S. Coast Guard regulations concerning certificates of financial responsibility provide, in accordance with OPA 90, that claimants may bring suit directly against an insurer or guarantor that furnishes certificates of financial responsibility. In the event that such insurer or guarantor is sued directly, it is prohibited from asserting any contractual defense that it may have had against the responsible party and is limited to asserting those defenses available to the responsible party and the defense that the incident was caused by the willful misconduct of the responsible party. Certain organizations, which had typically provided certificates of financial responsibility under pre-OPA 90 laws, including the major P&I associations, have declined to furnish evidence of insurance for vessel owners and operators if they are subject to direct actions or required to waive insurance policy defenses.

OPA 90 specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for oil spills. In some cases, states which have enacted such legislation have not yet issued implementing regulations defining vessels owners’ responsibilities under these laws. We intend to comply with all applicable state regulations in the ports where our vessels call.

We currently maintain, for each of our containerships, oil pollution liability coverage insurance in the amount of $1.0 billion per vessel per incident. In addition, we carry hull and machinery and protection and indemnity insurance to cover the risks of fire and explosion. Although our containerships will only carry bunker fuel, a spill of oil from one of our vessels could be catastrophic under certain circumstances. Losses as a result of fire or explosion could also be catastrophic under some conditions. While we believe that our present insurance coverage is adequate, not all risks can be insured, and if the damages from a catastrophic spill exceeded our insurance coverage, the payment of those damages could have an adverse effect on our business or the results of our operations.

Title VII of the Coast Guard and Maritime Transportation Act of 2004 (the “CGMTA”) amended OPA 90 to require the owner or operator of any non-tank vessel of 400 gross tons or more that carries oil of any kind as a fuel for main propulsion, including bunker fuel, to prepare and submit a response plan for each vessel. These vessel response plans include detailed information on actions to be taken by vessel personnel to prevent or mitigate any discharge or substantial threat of such a discharge of oil from the vessel due to operational activities or casualties. Where required, each of our containerships has an approved response plan.

The CWA prohibits the discharge of oil or hazardous substances in navigable waters and imposes liability in the form of penalties for any unauthorized discharges. It also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under the more recently enacted OPA 90 and CERCLA, discussed above. The U.S. Environmental Protection Agency (the “EPA”) regulates the discharge of ballast water and other substances under the CWA. EPA regulations require vessels 79 feet in length or longer (other than commercial fishing vessels) to obtain coverage under a Vessel General Permit (“VGP”) authorizing discharges of ballast waters and other wastewaters incidental to the operation of vessels when operating within the three-mile territorial waters or inland waters of the United States. The VGP requires vessel owners and operators to comply with a range of best management practices and reporting and other requirements for a number of incidental discharge types. The most recent VGP, which became effective in December 2013, expired in December 2018. It contained stringent requirements, including numeric ballast water discharge limits (that generally align with the most recent U.S. Coast Guard standards issued in 2012), requirements to ensure that the ballast water treatment systems are functioning correctly and more stringent effluent limits for oil to sea interfaces and exhaust gas scrubber wastewater. The Vessel Incidental Discharge Act, “VIDA”, enacted December 4, 2018, requires the EPA and Coast Guard to develop new performance standards and enforcement regulations and extends the 2013 VGP provisions until new regulations are final and enforceable. On December 2, 2016, the Marine Safety Center announced the approval of the first Coast Guard type approved Ballast Water Management System (“BWMS”). Now that type approved BWMS are available, vessels calling at U.S. ports are required to have such systems installed by the first regular dry-docking after January 1, 2016. Vessel owners and operators are alternatively permitted to meet the discharge standard without the use of a BWMS or, apply for an individual, justified extension to the compliance date. We comply with the most recent version of the VGP for all of our containerships that operate in U.S. waters or have received permission from the Coast Guard to perform ballast exchange operations in U.S. waters for a maximum of five years after the compliance date for each vessel. We do not believe that any material costs associated with meeting the requirements under the VGP will be material.

U.S. Coast Guard regulations adopted under the 1996 U.S. National Invasive Species Act (“NISA”) also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S. waters. Amendments to these regulations, which became effective in June 2012, established maximum acceptable discharge limits for various invasive species and/or requirements for active treatment of ballast water. The U.S. Coast Guard ballast water standards are consistent with requirements under the BWM Convention. Several states, including Michigan and California, have adopted legislation or regulations relating to the permitting and management of ballast water discharges. California has extended its ballast water management program to the regulation of “hull fouling” organisms attached to vessels and adopted regulations limiting the number of organisms in ballast water discharges. Other states could adopt similar requirements that could increase the costs of operation in state waters.

The EPA has adopted standards under the CAA that pertain to emissions from vessel vapor control and recovery and other operations in regulated port areas and emissions from the large marine diesel engines from model year 2004 or later. Several states also regulate emissions from vapor control and recovery under authority of State Implementation Plans adopted under the CAA. On April 30, 2010, the EPA promulgated regulations that impose more stringent standards for emissions of particulate matter, sulfur oxides and nitrogen oxides from new Category 3 marine diesel engines on vessels constructed on or after January 1, 2016 and registered or flagged in the U.S. and implement the new MARPOL Annex VI requirements for U.S. and foreign flagged ships entering U.S. ports or operating in U.S. internal waters. The State of California has adopted emission limits for diesel engines of ocean-going vessels operating within 24 miles of the California coast and requires operators to use low sulphur content fuel. The State of California has also mandated that ships, instead of relying on their shipboard power, must use shore power while berthed through a process known as Cold Ironing or Alternative Maritime Power. The regulation was phased in starting in 2014. Our vessels currently affected by the State of California regulations have made the necessary modifications. It is expected that the cost of modifications needed for other vessels in our fleet that may call to California in the future will be borne in part by the charterers of each vessel, but it is difficult to predict the exact impact on our operations.

If new or more stringent regulations relating to emissions from marine diesel engines or port operations by ocean-going vessels are adopted by the EPA or states, these requirements could require significant capital expenditures or otherwise increase the costs of our operations.

European Union Requirements

The European Union has adopted legislation that (1) requires member states to refuse access to their ports to certain substandard vessels, according to vessel type, flag and number of previous detentions; (2) obliges member states to inspect at least 25% of foreign vessels using their ports annually and provides for increased surveillance of vessels posing a high risk to maritime safety or the marine environment; (3) provides the European Union with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies and (4) requires member states to impose criminal sanctions for certain pollution events, such as the unauthorized discharge of tank washings.

The European Union has also adopted Regulation (EU) No. 1257/2013 of the European Parliament and of the Council of November 2013 on ship recycling which brings forward the requirements of the 2009 Hong Kong Convention for the Safe and Environmentally Sound Recycling of Ships, therefore contributing to its global entry into force (the “EU Recycling Regulation”). From December 31, 2018, seagoing vessels flying the flag of an EU Member State may be recycled only in ship recycling facilities within the EU or in third countries which comply with a number of safety and environmental requirements and are included in the European List of ship recycling facilities published by the European Commission. In addition, all ships calling to European ports, whether flying the flag of an EU Member State or not, need to have on board an inventory of hazardous materials, such as asbestos and ozone-depleting substances, specifying the location and approximate quantities of those materials certified by the relevant administration or authority.

The European Union has also adopted Regulation (EU) 2015/757 of the European Parliament and of the Council of April 29, 2015 on the monitoring, reporting and verification of carbon dioxide emissions from maritime transport (the “EU MRV Regulation”). This regulation requires large vessels entering European Union ports to monitor, report and verify their carbon dioxide emissions beginning in January 2018. Since June 30, 2019, all vessels calling to ports in the European Union must carry onboard a document of compliance with said requirements.

Data collected is expected to be open to the public, as provided for by the regulations. Significant stakeholders have however questioned this prospect as it will expose trade techniques, or, other sensitive, significant business clues. The provisions of the EU MRV Regulation are similar to MARPOL Annex VI which were adopted by IMO in October 2016.

Marshall Islands Requirements

On January 1, 2019, the Economic Substance Regulations, 2018 (the “ESRs”) adopted by the Republic of the Marshall Islands came into force.

The ESRs apply to all Marshall Islands non-resident domestic entities and foreign maritime entities registered in the Marshall Islands that meet the definition of “relevant entity” and which derive income from a “relevant activity.” “Relevant Entity” is defined in the ESRs to include a non-resident domestic entity or foreign maritime entity formed under Marshall Islands law that is centrally managed and controlled outside the Marshall Islands and is a tax resident of a jurisdiction other than the Marshall Islands. “Relevant Activity” is limited under the ESRs to certain enumerated activities including “shipping business” and “holding company business” which the Company has determined may be applicable to it and its Marshall Islands subsidiaries and affiliates.

Under the ESRs, for each yearly reporting period, a relevant entity that derives income from a relevant activity must satisfy an economic substance test whereby the entity must show that it (i) is directed and managed in the Marshall Islands in relation to that relevant activity, (ii) carries out core income-generating activity in relation to that relevant activity in the Marshall Islands (although it is being understood and acknowledged by the regulators that income-generated activities for shipping companies will generally occur in international waters) and (iii) has (a) an adequate amount of expenditures in the Marshall Islands, (b) adequate physical presence in the Marshall Islands and (c) an adequate number of qualified employees in the Marshall Islands, having regard to the level of relevant activity carried out in the Marshall Islands.

Beginning in mid-2020, all Marshall Islands non-resident domestic entities and foreign maritime entities will be required to submit an Economic Substance Declaration to the Registrar of Corporations (the “Registrar”) on a yearly basis. If the Registrar determines that a relevant entity has not met the economic substance test for the relevant reporting period, the Registrar will issue a notice of non-compliance and assess penalties as disclosed in the notice. Penalties can range from fines up to $100,000 and/or revocation of formation documents and dissolution.

The Company intends to comply will all relevant reporting requirements under the ESRs.

Other Regional Requirements

The environmental protection regimes in certain other countries, such as Canada, resemble those of the United States. To the extent we operate in the territorial waters of such countries or enter their ports, our containerships would typically be subject to the requirements and liabilities imposed in such countries. Other regions of the world also have the ability to adopt requirements or regulations that may impose additional obligations on our containerships and may entail significant expenditures on our part and may increase the costs of our operations. These requirements, however, would apply to the industry operating in those regions as a whole and would also affect our competitors.

Of particular importance, due to the trade intensity in these areas, are four ECAs created in Hong Kong and in China (Pearl River Delta, the Yangtze River Delta and Bohai Sea), aiming to reduce the levels of ship-generated air pollution and focus on the sulphur content of fuels. As of January 1, 2017, vessels at berth in a core port within an emission control area are required to use fuel with a maximum sulphur content of 0.5% m/m—except one hour after arrival and one hour before departure. Since January 1, 2018, all ports within Chinese emission control areas have implemented this standard. As of January 1, 2019, vessels must switch to fuel with a sulphur content not exceeding 0.5% m/m prior to entering China’s territorial sea, in defined areas. Vessels capable of receiving shore power must use shore power if they berth for more than three hours in ports in the coastal ECA that have shore power capabilities (or more than two hours in ports with such capabilities in the Inland ECAs). Furthermore, ships of 400 gross tonnage or over, or ships powered by main propulsion machinery greater than 750 kW of propulsion power, calling at a port in China should report energy consumption data of their last voyage to China MSA before leaving port (China Regulation on Data Collection for Energy Consumption of Ships). Hong Kong’s current Fuel at Berth Regulation requiring ships to burn fuel with a sulphur content not exceeding 0.5% m/m while at berth are expected to be replaced by a regulation extending the standard to ships operating in Hong Kong waters. Ships not equipped with scrubbers will be required to burn fuel with a sulphur content not exceeding 0.5% m/m within Hong Kong waters, irrespective of whether they are sailing or at berth.

In Taiwan, ships not equipped with exhaust gas scrubbers must burn fuel with a sulphur content not exceeding 0.5% m/m when entering its international commercial port areas.

In connection with the introduction of the ban of high sulphur fuel for vessels not equipped with exhaust gas scrubbers, countries are introducing rules as to the type of exhaust gas scrubber that may be acceptable to be operated on vessels, in effect prohibiting the operation in their waters of open loop type exhaust gas scrubbers and forcing vessels to use the more expensive Diesel Oil fuel when sailing in their waters.

Vessel Security Regulations

A number of initiatives have been introduced in recent years intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Security Act of 2002 (the “MTSA”) was signed into law. To implement certain portions of the MTSA, the U.S. Coast Guard issued regulations in July 2003 requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. This new chapter came into effect in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created ISPS Code. Among the various requirements are:

•	on-board installation of automatic information systems to enhance vessel-to-vessel and vessel-to-shore communications;

•	on-board installation of ship security alert systems;

•	the development of ship security plans; and

•	compliance with flag state security certification requirements.

The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures; provided such vessels have on board a valid “International Ship Security Certificate” that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code. We have implemented the various security measures required by the IMO, SOLAS and the ISPS Code and have approved ISPS certificates and plans certified by the applicable flag state on board all our containerships.

C. Organizational Structure

Costamare Inc. is a holding company incorporated in the Republic of the Marshall Islands which, as of February 25, 2020, has 80 subsidiaries, 74 of which are incorporated in Liberia and six which are incorporated in the Republic of the Marshall Islands. Of our Liberian subsidiaries, 55 own vessels in the water and five own vessels under construction, with the remaining subsidiaries dormant. Of our Marshall Islands subsidiaries, five own vessels in the water and one holds all our participations in companies formed under the Framework Deed. Our subsidiaries are wholly-owned by us. A list of our subsidiaries as of February 25, 2020 is set forth in Exhibit 8.1 to this annual report.

D. Property, Plant and Equipment

We have no freehold or material leasehold interest in any real property. We occupy office space at 7 rue du Gabian, MC 98000 Monaco. Other than our vessels, we do not have any material property. Our vessels are subject to priority mortgages, which secure our obligations under our various credit facilities. For further details regarding our credit facilities, refer to “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities, Capital Leases and Other Financing Arrangements”.

ITEM 4.A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and the notes to those statements included elsewhere in this annual report. This discussion includes forward-looking statements that involve risks and uncertainties. As a result of many factors, such as those set forth under “Item 3. Key Information—D. Risk Factors” and elsewhere in this annual report, our actual results may differ materially from those anticipated in these forward-looking statements. Please see the section “Forward-Looking Statements” at the beginning of this annual report.

Overview

We are an international owner of containerships, chartering our vessels to many of the world’s largest liner companies. As of February 25, 2020, we had a fleet of 75 containerships with a total capacity of approximately 547,000 TEU, including five vessels under construction on order, making us one of the largest public containership companies in the world based on total TEU capacity. At that date, our fleet consisted of (i) 70 vessels in the water, aggregating approximately 484,000 TEU and (ii) five vessels under construction aggregating approximately 64,000 TEU that are scheduled to be delivered to us between the third quarter of 2020 and the second quarter of 2021, based on the current shipyard schedule. As of February 25, 2020, 10 of our containerships have been acquired pursuant to the Framework Deed by Joint Venture entities in which we hold a minority equity interest. See “Item 4. Information on the Company—B. Business Overview—Our Fleet, Acquisitions and Vessels Under Construction”.

Our strategy is to deploy our containerships on long-term, fixed-rate time charters to take advantage of the stable cash flows and high utilization rates typically associated with long-term time charters. Time-chartered containerships are generally employed on long-term charters to liner companies that charter-in vessels on a long-term basis as part of their business strategies.

As of February 25, 2020, the average (weighted by TEU capacity) remaining time-charter duration for our fleet of 75 containerships, including the five vessels under construction and the 10 vessels acquired pursuant to the Framework Deed, was approximately 3.5 years, based on the remaining fixed terms and assuming the exercise of any owner’s options and the non-exercise of any charterer’s options under our containerships’ charters. As of December 31, 2019, our fixed-term charters represented an aggregate of $2.2 billion of contracted revenue, assuming the earliest redelivery dates possible and 365 revenue days per annum per containership and the exercise of the owner’s unilateral extension options (which amount includes our ownership percentage of contracted revenue for the existing Joint Venture vessels). See the table entitled “Contracted Revenue and Days From Time Charters as of December 31, 2019” in “Item 5. Operating and Financial Review and Prospects A. Operating Results—Factors Affecting Our Results of Operations—Voyage Revenue”. As of February 25, 2020, our fixed-term charters represented an aggregate of approximately $2.2 billion of contracted revenue, assuming the earliest redelivery dates possible and 365 revenue days per annum per containership (which amount includes our ownership percentage of contracted revenue for the Joint Venture vessels (currently $65.3 million)) and the exercise of the owner’s unilateral extension options. Five of our wholly-owned vessels have charters that include an option exercisable by either party to extend the term for a three-year period and a subsequent two-year period at the same charter rate, which represents $426.4 million of potential contracted revenue. In addition, we have charters for two wholly-owned vessels, which include an option to extend the charters for subsequent one-year periods at market rate plus $1,100 per vessel per day. See “Item 4. Information on the Company—B. Business Overview—Our Fleet, Acquisitions and Vessels Under Construction—Our Fleet”.

The table below provides additional information about the charter coverage for our fleet of containerships as of December 31, 2019. Except as indicated in the footnotes, it does not reflect events occurring after that date, including any charter contract we entered into after that date. It excludes all days attributable to the operation of the vessels purchased pursuant to the Framework Deed which includes 10 vessels in the water. The table assumes the earliest redelivery dates possible under our containerships’ charters. See “Item 4. Information on the Company—B. Business Overview—Our Fleet, Acquisitions and Vessels Under Construction”.

	2020	2021	2022	2023	2024	2025	2026 and thereafter

No. of Vessels whose Charters Expire(1)	30	5	7	5	2	2	15

TEU of Expiring Charters	152,168	31,834	47,347	44,135	9,914	9,914	181,433

Contracted Days	14,896	11,706	9,283	7,734	6,893	5,879	10,690

Available Days	7,862	11,385	14,077	15,626	16,531	17,481	111,954

Contracted/Total Days(2)	65.5%	50.7%	39.7%	33.1%	29.4%	25.2%	8.7%

Contracted /Total Days (TEU-adjusted)(3)	75.2%	63.5%	53.9%	46.5%	42.3%	39.4%	14.2%

(1)

Includes two vessels with no employment as at December 31, 2019, one secondhand vessel which was delivered in January 2020, the exercise of owners’s unilateral extension options for five of our vessels and five vessels under construction and excludes vessels purchased pursuant to the Framework Deed.

(2)

Total days are calculated on the assumption that the vessels will continue trading until the age of 30 years old, unless the vessel will exceed 30 years of age at the expiry of its current time charter, in which case we assume that the vessel continues trading until that expiry date. Neapolis and Zagora have been classified as vessels held for sale and therefore the available days are calculated up to December 31, 2019.

(3)	Contracted Days coverage adjusted by TEU capacity.

Our containership fleet is currently under time charters with nine different charterers. For the three years ended December 31, 2019, our largest customers by revenue were A.P. Moller-Maersk, MSC, Evergreen, Hapag Lloyd and COSCO; together these five customers represented 96%, 91% and 97% of our revenue in 2017, 2018 and 2019, respectively.

We dry-dock our vessels when the next survey (dry-dock survey or special survey) is scheduled to become due, ranging from 30 to 60 months. We have dry-docked 32 vessels over the past three years, including two Joint Venture vessels, and we plan to dry-dock 14 vessels in 2020 and 16 vessels in 2021 including Joint Venture vessels. Information about our fleet dry-docking schedule through 2020 is set forth in a table in “Item 4. Information on the Company—B. Business Overview—Risk of Loss and Liability Insurance—Inspection by Classification Societies”.

Our Managers and Service Providers

Costamare Shipping provides us with general administrative services and certain commercial and technical services pursuant to the Framework Agreement. Costamare Shipping, itself or through Shanghai Costamare, V.Ships Greece or in certain cases, subject to our consent, another third party sub-manager, provides our fleet of containerships with technical, crewing, commercial, provisioning, bunkering, sale and purchase, chartering, accounting, insurance and administrative services pursuant to the Framework Agreement sand separate ship-management agreements between each of our vessel-owning subsidiaries and Costamare Shipping and, in certain cases, the relevant sub-manager. Costamare Services provides our vessel-owning subsidiaries with crewing, commercial and administrative services pursuant to the Services Agreement. In the event that Costamare Shipping or Costamare Services decide to delegate certain or all of the services they have agreed to perform under the Framework Agreement or the Services Agreement, respectively, either through (i) subcontracting to a sub-manager or sub-provider or (ii) by directing such sub-manager or sub-provider to enter into a direct agreement with the relevant vessel-owning subsidiary, then, in the case of subcontracting under (i), Costamare Shipping or Costamare Services, as applicable, will be responsible for paying the fee charged by the relevant sub-manager or sub-provider for providing such services and, in the case of a direct agreement under (ii), the fee received by Costamare Shipping or Costamare Services, as applicable, will be reduced by the fee payable to the sub-manager or sub-provider under the relevant direct agreement. As a result, these arrangements will not result in any increase in the aggregate management fees and services fees that we pay. In addition to management fees, we pay for any capital expenditures, financial costs, operating expenses and any general and administrative expenses, including payments to third parties, such as specialist providers, in accordance with the Framework Agreement and the relevant separate ship-management agreements or supervision agreements. Our chairman and chief executive officer and our chief financial officer supervise, in conjunction with our board of directors, the services provided by our managers and Costamare Services.

Costamare Shipping received in 2019 and 2018 a fee of $956 per day pro rated for the calendar days we own each containership. This fee will be reduced to $478 per day for each containership subject to a bareboat charter. We also pay to Costamare Shipping a flat fee of $787,405 per newbuild vessel for the supervision of the construction of any newbuild vessel that we may contract. Starting in the fourth quarter of 2015, Costamare Shipping received and continues to receive a fee of 0.15% on all gross freight, demurrage, charter hire and ballast bonus or other income earned with respect to each containership in our fleet. Costamare Services received in 2019 and 2018 a fee of 0.60%, increased effective July 1, 2019 to a fee of 1.10%, on all gross freight, demurrage, charter hire and ballast bonus or other income earned with respect to each containership in our fleet and a quarterly fee of (i) $625,000 and (ii) an amount equal to the value of 149,600 shares, based on the average closing price of our common stock on the NYSE for the 10 days ending on the 30th day of the last month of each quarter; provided that Costamare Services may elect to receive 149,600 shares instead of the fee under (ii). We have reserved a number of shares of common stock to cover the fees to be paid to Costamare Services under (ii) through December 31, 2020. During the year ended December 31, 2019 and December 31, 2018, Costamare Shipping received in total an ad hoc fee from a third-party ship broker of $396,798 and $496,057, respectively, for its participation in arranging and negotiating five newbuilding contracts. Over the construction period of these vessels, Costamare Shipping will receive on average an ad hoc fee of $992,114 per vessel. During the year ended December 31, 2018 and December 31, 2019, Costamare Shipping charged in aggregate to the companies established pursuant to the Framework Deed $6.4 million and $3.8 million, respectively, for services provided in accordance with the relevant management agreements. For each of the years ended December 31, 2019 and December 31, 2018, we paid aggregate fees of $2.5 million and issued in aggregate 598,400 shares to Costamare Services under the Services Agreement.

On December 31, 2019, the terms of the Framework Agreement and the Services Agreement automatically renewed for another one-year period, and will automatically renew for 5 more consecutive one-year periods until December 31, 2025, at which point the Framework Agreement and the Services Agreement will expire. The daily fee for each containership, the supervision fee in respect of each containership under construction and the quarterly fee payable to Costamare Shipping under the Framework Agreement and the quarterly fee payable to Costamare Services under the Services Agreement (other than the portion of the fee in clause (ii) above which is calculated on the basis of our share price) will be annually adjusted to reflect any strengthening of the Euro against the U.S. dollar of more than 5% per year and/or material unforeseen cost increases. We are able to terminate the Framework Agreement or the Services Agreement, subject to a termination fee, by providing written notice to Costamare Shipping or Costamare Services, as applicable, at least 12 months before the end of the subsequent one-year term. The termination fee is equal to (a) the number of full years remaining prior to December 31, 2025, times (b) the aggregate fees due and payable to Costamare Shipping or Costamare Services, as applicable, during the 12-month period ending on the date of termination (without taking into account any reduction in fees under the Framework Agreement to reflect that certain obligations have been delegated to a sub-manager or a sub-provider, as applicable); provided that the termination fee will always be at least two times the aggregate fees over the 12-month period described above. Information about other termination events under the Management Agreements is set forth in “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management Agreements—Term and Termination Rights”.

Pursuant to the terms of the Framework Agreement, the separate ship-management agreements and supervision agreements and the Services Agreement, liability of our affiliated managers and Costamare Services to us is limited to instances of gross negligence or willful misconduct on the part of the affiliated managers or Costamare Services. Further, we are required to indemnify our affiliated managers and Costamare Services for liabilities incurred by the managers in performance of the Framework Agreement, separate ship-management agreements, supervision agreements, and the Services Agreement, in each case except in instances of gross negligence or willful misconduct on the part of our affiliated managers or Costamare Services.

Costamare Shipping provides management services to the Joint Venture vessels under separate management agreements with each Joint Venture entity pursuant to which Costamare Shipping provides technical, crew, crew insurance, commercial, general and administrative and insurance services directly or through Shanghai Costamare or V.Ships Greece as sub-managers; provided that Shanghai Costamare or V.Ships Greece or, subject to our approval, any other sub-manager may be directed to enter into a direct management agreement with each Joint Venture entity. During the year ended December 31, 2019, Costamare Shipping charged in aggregate to Joint Venture vessels the amount of $3.8 million and to the vessel owned by our chairman and chief executive officer, Konstantinos Konstantakopoulos, $0.1 million, in each case for services provided in accordance with the respective management agreements.

On January 1, 2018, Costamare Shipping appointed, on behalf of the vessels it manages, Blue Net, a company 50% owned (indirectly) by our chairman and chief executive officer, Konstantinos Konstantakopoulos, to provide charter brokerage services to all vessels under its management (including vessels owned by the Company). Blue Net provides exclusive charter brokerage services to containership owners. Under the Brokerage Agreement, as retroactively amended on December 12, 2018 and January 2, 2020 with effect from January 1, 2018 and January 1, 2019, respectively, each vessel-owning subsidiary paid a fee of €10,364 for the year ended December 31, 2018 and €9,413 for the year ending December 31, 2019 in respect of its vessel, prorated for the calendar days of ownership (including as disponent owner under a bareboat charter agreement), provided that in respect of vessels chartered on January 1, 2018 which remain chartered under the same charter party, the fee for the duration of such charter was €1,139 for the year ended December 31, 2018 and €1,281 for the year ending December 31, 2019. During the year ended December 31, 2018 and December 31, 2019, we paid $354,950 and $418,452, respectively, in total to Blue Net for charter brokerage services.

A. Operating Results

Factors Affecting Our Results of Operations

Our financial results are largely driven by the following factors:

•

Number of Vessels in Our Fleet. The number of vessels in our fleet is a key factor in determining the level of our revenues. Aggregate expenses also increase as the size of our fleet increases. Vessel acquisitions and dispositions give rise to gains and losses and other onetime items. During 2007 and 2008, we increased the number of vessels in our fleet so that on October 31, 2008 our fleet consisted of 53 containerships. Thereafter, from 2009 through the first half of 2010, in response to the global economic recession, we reduced our fleet through dispositions to 41 vessels. Beginning in the second half of 2010, when the market started to recover and vessel prices were at an attractive point, we have substantially grown our fleet, as of February 25, 2020, to a total of 75 vessels, including five vessels under construction and the 10 containerships acquired by Joint Venture entities in which we hold a minority equity interest.

•

Charter Rates. The charter rates we obtain for our vessels also drive our revenues. Charter rates are based primarily on demand and supply of containership capacity at the time we enter into the charters for our vessels. Demand and supply can fluctuate significantly over time as a result of changing economic conditions affecting trade flow between ports served by liner companies and the industries which use liner shipping services. Vessels operated under long-term charters are less susceptible to cyclical containership charter rates than vessels operated on shorter-term charters, such as spot charters. We are exposed to varying charter rate environments when our chartering arrangements expire and we seek to deploy our containerships under new charters. As illustrated in the table above under “—Overview”, the staggered maturities of our containership charters aim to reduce our exposure to any one particular rate environment and point in the shipping cycle. See “—Voyage Revenue”.

•

Utilization of Our Fleet. Due to the long-term time charters under which they generally operate, our containerships have consistently been deployed at high utilization. Nevertheless, the amount of time our vessels spend dry-docked undergoing repairs, maintenance or upgrade work affects our results of operations. Historically, our fleet has had a limited number of unscheduled off-hire days. In 2017, 2018 and 2019 our fleet utilization based on unscheduled off-hire days as a percentage of total operating days for each year was 99.7%, 99.2% and 99.5%, respectively. However, an increase in annual off-hire days could reduce our utilization. The efficiency with which suitable employment is secured, the ability to minimize off-hire days and the amount of time spent positioning vessels also affects our results of operations. If the utilization pattern of our containership fleet changes, our financial results would be affected.

•

Expenses and Other Costs. Our ability to control our fixed and variable expenses is critical to our ability to maintain acceptable profit margins. These expenses include commission expenses, crew wages and related costs, the cost of insurance, expenses for repairs and maintenance, the cost of spares and consumable stores, lubricating oil costs, tonnage taxes and other miscellaneous expenses. In addition, factors beyond our control, such as developments relating to market premiums for insurance and the value of the U.S. dollar compared to currencies in which certain of our expenses, primarily crew wages, are paid, can cause our vessel operating expenses to increase. We proactively manage our foreign currency exposure by entering into Euro/dollar forward contracts covering our Euro-denominated operating expenses.

Voyage Revenue

Our operating revenues are driven primarily by the number of vessels in our fleet, the amount of daily charter hire that our vessels earn under time charters and the number of operating days during which our vessels generate revenues. These factors are, in turn, affected by our decisions relating to vessel acquisitions and dispositions, the amount of time that we spend positioning our vessels, the amount of time that our vessels spend dry-docked undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels and the levels of supply and demand in the containership charter market.

Charter revenues are generated from fixed-rate time charters and are recorded on a straight-line basis over the term of each time charter (excluding the effect of any options to extend the term). Revenues do not include any revenues for the existing Joint Venture vessels. Revenues derived from time charters with escalating rates are accounted for as operating leases and thus are recognized on a straight-line basis as the average revenue over the rental periods of such agreements, as service is performed, by dividing (i) the aggregate contracted revenues until the earliest expiration date of the time charter by (ii) the total contracted days until the earliest expiration date of the time charter. Some of our charters provide that the charter rate will be adjusted to a market rate for the final months of their respective terms. For purposes of determining the straight-line revenue amount, we exclude these periods and treat the charter as expiring at the end of the last fixed rate period. Our revenues will be affected by the acquisition of any additional vessels in the future subject to time charters, as well as by the disposition of any existing vessel in our fleet. Our revenues will also be affected if any of our charterers cancel a time charter or if we agree to renegotiate charter terms during the term of a charter resulting in aggregate revenue reduction. Our time charter arrangements have been contracted in varying rate environments and expire at different times. Generally, we do not employ our vessels under voyage charters under which a ship-owner, in return for a fixed sum, agrees to transport cargo from one or more loading ports to one or more destinations and assumes all vessel operating costs and voyage expenses.

According to Clarkson Research, the end of 2005 saw the containership charter market register the highest reading in its history. However, the onset of the global economic downturn and the resulting slowdown in container trade growth created a relative oversupply of capacity, leading to a rapid decrease in containership earnings in the latter half of 2008, which continued in the first half of 2009, with earnings remaining depressed during the rest of the year. In 2010, containership charter rates started an upward trend and made further gains in early 2011 before decreasing sharply in the second half of 2011. Time charter rates and charter free vessel values remained at low levels through

2014. While in the first half of 2015 charter rates showed an improvement, the continuous decrease in containership demand, combined with the deliveries of many larger newbuild vessels resulted in the deterioration of rates and values across all types of vessels to historically low figures until the beginning of 2017. As idle capacity peaked, increased scrapping during 2016 and 2017 reduced the supply of excess vessels and helped charter rates improve gradually to their best levels since 2011. In the second half of 2018, increased uncertainty due to the U.S.—China trade dispute, combined with some renewed supply growth, has pulled charter rates, especially for smaller tonnage, towards their historical low levels. Starting from relatively low levels, time charter rates especially for vessels over 4,000 TEU improved markedly during 2019 as the market started to adjust to the anticipated reduction of supply due to installation of scrubbers. According to Clarkson Research, supply was reduced by 1.5% on average across 2019 and is expected to be reduced by 1.9% across the full year of 2020. While charter rates and the level of demand for containerships are historically volatile and there can be no assurance that either will improve, we believe that any continued improvement in the global economy and demand for containerships should lead to an improvement in charter rates over time.

The table below provides additional information about our expected revenues based on contracted charter rates as of December 31, 2019. Although these expected revenues are based on contracted charter rates, any contract is subject to various risks, including performance by the counterparties or an early termination of the contract pursuant to its terms. If the charterers are unable to make charter payments to us, if we agree to renegotiate charter terms at the request of a charterer or if contracts are prematurely terminated for any reason, our results of operations and financial condition may be materially adversely affected. Historically, we have had no defaults or early terminations by charterers, although in certain cases we have agreed to changes in charter terms.

Contracted Revenue and Days From Time Charters as of December 31, 2019*

	On and After January 1,
	2020	2021	2022	2023	2024 and thereafter	Total
	(Expressed in thousands of U.S. dollars, except days and percentages)
Contracted Revenues(1)(2)	$387,868	$345,677	$315,864	$273,539	$855,301	$2,178,249
Fleet Contracted Days(2)	14,896	11,706	9,283	7,734	23,462	67,081
Percentage of fleet contracted days/Total days(2)	65.5%	50.7%	39.7%	33.1%	13.8%	25.6%

(1)

Annual revenue calculations are based on: (a) an assumed 365 revenue days per vessel per annum, (b) the earliest redelivery dates possible under our containerships’ charters, and (c) the exercise of the owners’s unilateral options to extend the terms for five of those charters. The contracted revenues for the 11 vessels subject to the Sale and Leaseback transactions are included in the revenue calculations.

(2)

Some of our charters provide that the charter rate will be adjusted to a market rate for the final months of their respective terms. For purposes of determining contracted revenues and the number of days, we exclude these periods and treat the charter as expiring at the end of the last fixed rate period. Total days are calculated on the assumption that the vessels will continue trading until the age of 30 years old, unless the vessel will exceed 30 years of age at the expiry of its current time charter, in which case we assume that the vessel continues trading until that expiry date. Neapolis and Zagora have been classified as vessels held for sale and therefore the available days are calculated up to December 31, 2019.

*

The revenues and days in the above table exclude the revenues and contracted days of any of the vessels purchased pursuant to the Framework Deed and include revenues and contracted days of one secondhand vessel delivered in January 2020.

Voyage Expenses

Voyage expenses primarily consist of port and canal charges, bunker (fuel) expenses and commissions to counter, third and related parties that are unique to a particular charter. Under our time charter arrangements, charterers bear the voyage expenses other than the commissions. Voyage expenses represent a relatively small portion of our vessels’ overall expenses. During 2018 and 2019, commissions charged represented 36% and 43% of voyage expenses, respectively.

These commissions do not include the fees we pay to our manager, which are described below under “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management and Services Agreements”.

Vessels’ Operating Expenses

Vessels’ operating expenses include crew wages and related costs, the cost of insurance, expenses for repairs and maintenance, the cost of spares and consumable stores, lubricant costs, statutory and classification expenses and other miscellaneous expenses. Aggregate expenses increase as the size of our fleet increases. We expect that insurance costs, dry-docking and maintenance costs will increase as our vessels age. Factors beyond our control, some of which may affect the shipping industry in general—for instance, developments relating to market premiums for insurance and changes in the market price of lubricants due to increases in oil prices—may also cause vessel operating expenses to increase. In addition, a substantial portion of our vessel operating expenses, primarily crew wages, are in currencies other than the U.S. dollar (mainly in Euro), and any gain or loss we incur as a result of the U.S. dollar fluctuating in value against these currencies is included in vessel operating expenses. As of December 31, 2019, approximately 20% of our outstanding accounts payable were denominated in currencies other than the U.S. dollar (mainly in Euro). We fund our managers with the amounts they will need to pay our fleet’s vessel operating expenses. Under our time charter arrangements, we generally pay for vessel operating expenses.

General and Administrative Expenses

General and administrative expenses mainly include legal, accounting and advisory fees. We also incur additional general and administrative expenses as a public company. The primary components of general and administrative expenses consist of the expenses associated with being a public company, which include the preparation of disclosure documents, legal and accounting costs, investor relation costs, incremental director and officer liability insurance costs, director and executive compensation and costs related to compliance with the Sarbanes-Oxley and Dodd-Frank Acts.

Management Fees

Since January 1, 2015, we have been paying our managers a daily management fee of $956 per day per vessel. The total management fees paid by us to our managers during the years ended December 31, 2017, 2018 and 2019 amounted to $18.7 million, $19.5 million and $21.3 million, respectively. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management and Services Agreements” for more information regarding management fees.

Amortization of Dry-docking and Special Survey Costs

All vessels are dry-docked at least once every five years for inspection of their underwater parts and for repairs related to such inspections. We follow the deferral method of accounting for special survey and dry-docking costs whereby actual costs incurred (mainly shipyard costs, paints and class renewal expenses) are deferred and amortized on a straight-line basis over the period through the date the next survey is scheduled to become due. If a survey is performed prior to the scheduled date, the remaining unamortized balances are immediately written off. Unamortized balances of vessels that are sold are written off and included in the calculation of the resulting gain or loss in the period of the vessel’s sale.

Depreciation

We depreciate our containerships on a straight-line basis over their estimated remaining useful economic lives. The estimated useful lives of our containerships are 30 years from their initial delivery from the shipyard. Depreciation is based on cost, less the estimated scrap value of the vessels.

Gain / (Loss) on Sale / Disposal of Vessels

The gain or loss on the sale of a vessel is presented in a separate line item in our consolidated statements of income. In 2017, 2018 and 2019, we sold four, two and five vessels, respectively.

Foreign Exchange Gains / (Losses)

Our functional currency is the U.S. dollar because our vessels operate in international shipping markets, and therefore transact business mainly in U.S. dollars. Our books of accounts are maintained in U.S. dollars. Transactions involving other currencies are converted into U.S. dollars using the exchange rates in effect at the time of the transactions. The gain or loss derives from the different foreign currency exchange rates between the time that a cost is recorded in our books and the time that the cost is paid. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated into U.S. dollars at the year-end exchange rates.

Resulting gains or losses are reflected as foreign exchange gains / (losses) in our consolidated statement of income.

Other, Net

Other expenses represent primarily non-recurring items that are not classified under the other categories of our consolidated statement of comprehensive income. Such expenses may, for instance, result from various potential claims against our Company, or from payments we are effecting on behalf of charterers that cannot meet their obligations.

Interest Income, Interest and Finance Costs

We incur interest expense on outstanding indebtedness under our existing credit facilities which we include in interest expense. Finance costs also include financing and legal costs in connection with establishing and amending those facilities, which are deferred and amortized to interest and finance costs during the life of the related debt using the effective interest method. Unamortized fees relating to loans repaid or refinanced, meeting the criteria of debt extinguishment, are expensed in the period the repayment or refinancing is made. Further, we earn interest on cash deposits in interest-bearing accounts and on interest-bearing securities, which we include in interest income. We will incur additional interest expense in the future on our outstanding borrowings and under future borrowings. For a description of our existing credit facilities and our new committed term loan please read “—B. Liquidity and Capital Resources—Credit Facilities, Capital Leases and Other Financing Arrangements”.

Equity in Net Earnings of Investments

Per the terms of the Framework Deed, we currently hold a minority interest in the equity of certain ship-owning companies. We account for these entities as equity investments. Equity in net earnings of investments represents our share of the earnings or losses of these entities for the reported period. For a description of the Framework Deed please see “Item 4. Information on the Company—B. Business Overview—Our Fleet, Acquisitions and Vessels Under Construction—Framework Deed”.

Gain / (Loss) on Derivative Instruments

We enter into interest rate swap contracts to manage our exposure to fluctuations of interest rate risks associated with specific borrowings. All derivatives are recognized in the consolidated financial statements at their fair value. On the inception date of the derivative contract, we designate the derivative as a hedge of a forecasted transaction or the variability of cash flow to be paid (“cash flow hedge”). Changes in the fair value of a derivative that is qualified, designated and highly effective as a cash flow hedge are recorded in Other comprehensive income until earnings are affected by the forecasted transaction or the variability of cash flow and are then reported in earnings. Changes in the fair value of undesignated derivative instruments and the ineffective portion of designated derivative instruments are reported in earnings in the period in which those fair value changes have occurred. For a description of our existing interest rate swaps, please read “Item 11. Quantitative and Qualitative Disclosures About Market Risk—A. Quantitative Information About Market Risk—Interest Rate Risk”.

Results of Operations

Year ended December 31, 2019 compared to year ended December 31, 2018

During the years ended December 31, 2019 and 2018, we had an average of 60.3 and 55.8 vessels, respectively, in our fleet. In the year ended December 31, 2019, we accepted delivery of the secondhand containerships JPO Vulpecula, Volans and Vela with an aggregate TEU capacity of 12,774 and we sold the vessels Sierra II, Reunion, Namibia II, MSC Pylos and Piraeus with an aggregate TEU capacity of 13,082. In the year ended December 31, 2018, (i) we acquired the 60% equity interest of York Capital Management in each of the 14,000 TEU container vessels Triton, Titan, Talos, Taurus and Theseus and, as a result, we obtained 100% of the equity interest in each of these five vessels, (ii) we accepted delivery of the secondhand containerships Michigan, Trader, Megalopolis, Marathopolis, Maersk Kleven and Maersk Kotka with an aggregate capacity of 28,602 TEU and (iii) we sold the container vessels Itea and MSC Koroni with an aggregate capacity of 7,684 TEU. In the years ended December 31, 2019 and 2018, our fleet ownership days totaled 22,002 and 20,359 days, respectively. Ownership days are one of the primary drivers of voyage revenue and vessels’ operating expenses and represent the aggregate number of days in a period during which each vessel in our fleet is owned.

	Year ended December 31,		Change	Percentage Change
	2018	2019
	(Expressed in millions of U.S. dollars, except percentages)
Voyage revenue	$380.4	$478.1	$97.7	25.7%
Voyage expenses	(5.8)	(5.3)	(0.5)	(8.6%)
Voyage expenses—related parties	(3.2)	(5.3)	2.1	65.6%
Vessels’ operating expenses	(110.6)	(116.1)	5.5	5.0%
General and administrative expenses	(5.4)	(5.6)	0.2	3.7%
Management fees—related parties	(19.5)	(21.3)	1.8	9.2%
General and administrative expenses—non-cash component	(3.8)	(3.9)	0.1	2.6%
Amortization of dry-docking and special survey costs	(7.3)	(8.9)	1.6	21.9%
Depreciation	(96.3)	(113.5)	17.2	17.9%
Amortization of prepaid lease rentals, net	(8.2)	—	(8.2)	n.m.
Loss on sale / disposal of vessels	(3.1)	(19.6)	16.5	n.m.
Loss on vessels held for sale	(0.1)	(2.5)	2.4	n.m.
Vessels’ impairment loss	—	(3.0)	3.0	n.m.
Foreign exchange losses	(0.1)	—	(0.1)	n.m.
Interest income	3.5	3.3	(0.2)	(5.7%)
Interest and finance costs	(64.0)	(89.0)	25.0	39.1%
Swaps’ breakage costs	(1.2)	—	(1.2)	n.m.
Equity gain on investments	12.1	11.4	(0.7)	(5.8%)
Other	0.4	0.8	0.4	100.0%
Loss on derivative instruments	(0.6)	(0.6)	—	—

Net Income	$67.2	$99.0

Vessels’ operational data	Year ended December 31,		Change	Percentage Change
	2018	2019
Average number of vessels	55.8	60.3	4.5	8.1%
Ownership days	20,359	22,002	1,643	8.1%
Number of vessels under dry-docking	17	6	(11)

The Company reports its financial results in accordance with U.S. GAAP. However, management believes that certain non-GAAP financial measures used in managing the business may provide users of these financial measures additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. The table below sets out our Voyage revenue adjusted on a cash basis and the corresponding reconciliation to Voyage revenue for the twelve-month periods ended December 31, 2019 and December 31, 2018. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the Company’s reported results prepared in accordance with GAAP.

	Year ended December 31,		Change	Percentage Change
	2018	2019
	(Expressed in millions of U.S. dollars, except percentages)
Voyage revenue	$380.4	$478.1	$97.9	25.7%
Accrued charter revenue(1)	(7.3)	3.9	11.2	n.m.
Amortization of Time-charter assumed	—	0.2	0.2	n.m.

Voyage revenue adjusted on a cash basis(2)	$373.1	$482.2	$109.1	29.2%

(1)

Accrued charter revenue represents the difference between cash received during the period and revenue recognized on a straight-line basis. In the early years of a charter with escalating charter rates, voyage revenue will exceed cash received during the period.

(2)

Voyage revenue adjusted on a cash basis represents Voyage revenue after adjusting for non-cash “Accrued charter revenue” recorded under charters with escalating charter rates. Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. GAAP. We believe that the presentation of Voyage revenue adjusted on a cash basis is useful to investors because it presents the charter revenue for the relevant period based on the then-current daily charter rates. The increases or decreases in daily charter rates under our charter party agreements are described in the notes to the table in “Item 4. Information On The Company—Business Overview—Our Fleet, Acquisitions and Vessels Under Construction”.

Voyage Revenue

Voyage revenue increased by 25.7%, or $97.7 million, to $478.1 million during the year ended December 31, 2019, from $380.4 million during the year ended December 31, 2018. The increase is mainly attributable to revenue earned by (i) ten vessels acquired during the year ended December 31, 2018 and two vessels acquired during the fourth quarter of 2019, (ii) decreased off-hire days for certain of our vessels during the year ended December 31, 2019 compared to the year ended December 31, 2018, and (iii) increased charter rates for certain of our vessels during the year ended December 31, 2019; partly offset by revenue not earned by two vessels sold during 2018 and five vessels sold during 2019.

Voyage revenue adjusted on a cash basis (which eliminates non-cash “Accrued charter revenue”), increased by 29.2%, or $109.1 million, to $482.2 million during the year ended December 31, 2019, from $373.1 million during the year ended December 31, 2018. Accrued charter revenue for the year ended December 31, 2019 and 2018, was a positive amount of $3.9 million and a negative amount of $7.3 million, respectively.

Voyage Expenses

Voyage expenses were $5.3 million and $5.8 million for the years ended December 31, 2019 and 2018, respectively. Voyage expenses mainly include (i) off-hire expenses of our vessels, primarily related to fuel consumption and (ii) third party commissions. Voyage expenses for the year ended December 31, 2019, include a cost of $1.5 million relating to our vessels’ tank cleaning in order to comply with the global sulphur cap of 0.5% m/m in anticipation of the entry into force on January 1, 2020 of the relevant MARPOL Annex VI regulations.

Voyage Expenses—related parties

Voyage expenses—related parties were $5.3 million and $3.2 million for the years ended December 31, 2019 and 2018, respectively. Voyage expenses—related parties represent (i) fees of

1.25% (0.75% up to June 30, 2019) in the aggregate on voyage revenues charged by Costamare Shipping Company S.A. and by Costamare Shipping Services Ltd. and (ii) charter brokerage fees payable to Blue Net.

Vessels’ Operating Expenses

Vessels’ operating expenses, which also include the realized gain / (loss) under derivative contracts entered into in relation to foreign currency exposure, were $116.1 million and $110.6 million during the years ended December 31, 2019 and 2018, respectively. Daily vessels’ operating expenses were $5,277 and $5,431 for the years ended December 31, 2019 and 2018, respectively. Daily vessels’ operating expenses are calculated as vessels’ operating expenses for the period over the ownership days of the period.

General and Administrative Expenses

General and administrative expenses were $5.6 million and $5.4 million during the years ended December 31, 2019 and 2018, respectively, and both include $2.5 million which is part of the annual fee paid to Costamare Services.

Management Fees—related parties

Management fees paid to our managers were $21.3 million and $19.5 million during the years ended December 31, 2019 and 2018, respectively.

General and administrative expenses—non-cash component

General and administrative expenses—non-cash component for the year ended December 31, 2019 amounted to $3.9 million representing the value of the shares issued to a related manager on March 29, 2019, June 28, 2019, September 30, 2019 and December 30, 2019. General and administrative expenses—non-cash component for the year ended December 31, 2018 amounted to $3.8 million, representing the value of the shares issued to a related manager on March 30, 2018, June 29, 2018, September 28, 2018 and December 31, 2018.

Amortization of Dry-docking and Special Survey Costs

Amortization of deferred dry-docking and special survey costs was $8.9 million and $7.3 million during the years ended December 31, 2019 and 2018, respectively. During the year ended December 31, 2019, six vessels underwent and completed their special survey. During the year ended December 31, 2018, 17 vessels underwent and completed their special survey.

Depreciation

Depreciation expense for the years ended December 31, 2019 and 2018, was $113.5 million and $96.3 million, respectively. The increase was partly attributable to the increased average number of vessels during the year ended December 31, 2019 compared to the year ended December 31, 2018.

Amortization of Prepaid Lease Rentals, net

Amortization of prepaid lease rentals, net for the years ended December 31, 2019 and 2018 was nil and $8.2 million, respectively.

Loss on sale / disposal of vessels

During the year ended December 31, 2019, we recorded an aggregate loss of $19.6 million from the sale of the container vessels Piraeus, MSC Pylos, Reunion, Sierra II and Namibia II. MSC Pylos was classified as Asset held for sale as at December 31, 2018. During the year ended December 31, 2018, we recorded a loss of $2.2 million from the sale of the vessel MSC Koroni and $0.9 million from the sale of the vessel Itea, which was classified as Asset held for sale as at December 31, 2017.

Loss on vessels held for sale

During the year ended December 31, 2019, we recorded a loss on vessels held for sale of $2.5 million, representing the expected loss from the sale of two of our vessels during the next twelve-month period. During the year ended December 31, 2018, we recorded a loss on vessel held for sale of $0.1 million, representing the expected loss from the sale of one of our vessels during the next twelve-month period.

Vessels’ impairment loss

During the year ended December 31, 2019, we recorded an impairment loss in relation to two of our vessels in the amount of $3.0 million, in the aggregate. During the year ended December 31, 2018, no impairment loss was recorded.

Interest Income

Interest income amounted to $3.3 million and $3.5 million for the years ended December 31, 2019 and 2018, respectively.

Interest and Finance Costs

Interest and finance costs were $89.0 million and $64.0 million during the years ended December 31, 2019 and 2018, respectively. The increase is mainly attributable to the increased average loan balance during the year ended December 31, 2019 compared to the year ended December 31, 2018.

Swaps Breakage Cost

During the year ended December 31, 2019, we terminated eight interest rate derivative instruments that qualified for hedge accounting and three that did not qualify for hedge accounting and we paid the counterparties breakage costs, net in the amount of $0.016 million in the aggregate. During the year ended December 31, 2018, we terminated three interest rate derivative instruments that qualified for hedge accounting and we paid the counterparties breakage costs of $1.2 million.

Equity Gain on Investments

During the year ended December 31, 2019, we recorded an equity gain on investments of $11.4 million, representing our share of the net gain in jointly-owned companies pursuant to the Framework Deed. Since November 12, 2018, we have held 100% of the equity interest in five previously jointly-owned companies with York, and as of that date these five companies are consolidated in our consolidated financial statements. As of December 31, 2019, 13 companies are jointly-owned with York (of which, 10 companies currently own vessels). During the year ended December 31, 2018, we recorded an equity gain on investments of $12.1 million also relating to investments under the Framework Deed.

Loss on Derivative Instruments

The fair value of our four interest rate derivative instruments which were outstanding as of December 31, 2019 equates to the amount that would be paid by us or to us should those instruments be terminated. As of December 31, 2019, the fair value of these four interest rate derivative instruments in aggregate amounted to a net asset of $0.4 million. The effective portion of the change in the fair value of the interest rate derivative instruments that qualified for hedge accounting is recorded in “Other Comprehensive Income” (“OCI”) while the ineffective portion is recorded in the consolidated statements of income. The change in the fair value of the interest rate derivative instruments that did not qualify for hedge accounting is recorded in the consolidated statement of income. For the year ended December 31, 2019, a net loss of $5.8 million has been included in OCI and a net loss of $0.7 million has been included in Gain / (Loss) on derivative instruments in the consolidated statement of income, resulting from the fair market value change of the interest rate derivative instruments during the year ended December 31, 2019.

Results of Operations

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

During the years ended December 31, 2018 and 2017, we had an average of 55.8 and 52.7 vessels, respectively, in our fleet. In the year ended December 31, 2018, (i) we acquired the 60% equity interest of York in each of the 14,424 TEU container vessels Triton, Titan, Talos, Taurus and Theseus and, as a result, we obtained 100% of the equity interest in each of these five vessels, (ii) we accepted delivery of the secondhand containerships Michigan, Trader, Megalopolis, Marathopolis, Maersk Kleven and Maersk Kotka with an aggregate capacity of 28,602 TEU and (iii) we sold the container vessels Itea and MSC Koroni with an aggregate capacity of 7,684 TEU. In the year ended December 31, 2017, we accepted delivery of the secondhand containerships Leonidio, Kyparissia, Maersk Kowloon and CMA CGM L’Etoile with an aggregate capacity of 19,941 TEU and we sold the container vessels Romanos, Marina, Mandraki and Mykonos with an aggregate capacity of 18,057 TEU. In the years ended December 31, 2018 and 2017, our fleet ownership days totaled 20,359 and 19,221 days, respectively. Ownership days are one of the primary drivers of voyage revenue and vessels’ operating expenses and represent the aggregate number of days in a period during which each vessel in our fleet is owned.

	Year ended December 31,		Change	Percentage Change
	2017	2018
	(Expressed in millions of U.S. dollars, except percentages)
Voyage revenue	$412.4	$380.4	$(32.0)	(7.8%)
Voyage expenses	(2.6)	(5.8)	3.2	123.1%
Voyage expenses—related parties	(3.1)	(3.2)	0.1	3.2%
Vessels’ operating expenses	(103.8)	(110.6)	6.8	6.6%
General and administrative expenses	(5.7)	(5.4)	(0.3)	(5.3%)
Management fees—related parties	(18.7)	(19.5)	0.8	4.3%
General and administrative expenses—non-cash component	(3.9)	(3.8)	(0.1)	(2.6%)
Amortization of dry-docking and special survey costs	(7.6)	(7.3)	(0.3)	(3.9%)
Depreciation	(96.4)	(96.3)	(0.1)	(0.1%)
Amortization of prepaid lease rentals, net	(8.4)	(8.2)	(0.2)	(2.4%)
Loss on sale / disposal of vessels	(4.9)	(3.1)	(1.8)	(36.7%)
Vessels’ impairment loss	(18.0)	—	(18.0)	n.m.
Loss on vessel held for sale	(2.4)	(0.1)	(2.3)	(95.8%)
Foreign exchange losses	—	(0.1)	0.1	n.m.
Interest income	2.7	3.5	0.8	29.6%
Interest and finance costs	(69.8)	(64.0)	(5.8)	(8.3%)
Swaps’ breakage costs	—	(1.2)	1.2	n.m.
Equity gain on investments	3.4	12.1	8.7	255.9%
Other	0.6	0.4	(0.2)	(33.3%)
Loss on derivative instruments	(0.9)	(0.6)	(0.3)	(33.3%)

Net Income	$72.9	$67.2

Fleet operational data	Year ended December 31,		Change	Percentage Change
	2017	2018
Average number of vessels	52.7	55.8	3.1	5.9%
Ownership days	19,221	20,359	1,138	5.9%
Number of vessels under dry-docking	7	17	10

The Company reports its financial results in accordance with U.S. GAAP. However, management believes that certain non-GAAP financial measures used in managing the business may provide users of these financial measures additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. The table below sets out our Voyage revenue adjusted on a cash basis and the corresponding reconciliation to Voyage revenue for the twelve-month periods ended December 31, 2018 and December 31, 2017. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the Company’s reported results prepared in accordance with GAAP.

	Year ended December 31,		Change	Percentage Change
	2017	2018
	(Expressed in millions of U.S. dollars, except percentages)
Voyage revenue	$412.4	$380.4	$(32.0)	(7.8%)
Accrued charter revenue(1)	(11.2)	(7.3)	(3.9)	(34.8%)

Voyage revenue adjusted on a cash basis(2)	$401.2	$373.1	$(28.1)	(7.0%)

(1)

Accrued charter revenue represents the difference between cash received during the period and revenue recognized on a straight-line basis. In the early years of a charter with escalating charter rates, voyage revenue will exceed cash received during the period.

(2)

Voyage revenue adjusted on a cash basis represents Voyage revenue after adjusting for non-cash “Accrued charter revenue” recorded under charters with escalating charter rates. Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. GAAP. We believe that the presentation of Voyage revenue adjusted on a cash basis is useful to investors because it presents the charter revenue for the relevant period based on the then-current daily charter rates. The increases or decreases in daily charter rates under our charter party agreements are described in the notes to the table in “Item 4. Information On The Company—Business Overview—Our Fleet, Acquisitions and Vessels Under Construction”.

Voyage Revenue

Voyage revenue decreased by 7.8%, or $32.0 million, to $380.4 million during the year ended December 31, 2018, from $412.4 million during the year ended December 31, 2017. The decrease is mainly attributable to (i) decreased charter rates and increased off-hire days for certain of our vessels, (ii) revenue not earned by six vessels sold for demolition in the first and third quarters of 2017 and the second and fourth quarters of 2018; partly offset by revenue earned by four secondhand vessels acquired during the second and fourth quarter of 2017 and eleven vessels acquired during the year ended December 31, 2018.

Voyage revenue adjusted on a cash basis (which eliminates non-cash “Accrued charter revenue”), decreased by 7.0%, or $28.1 million, to $373.1 million during the year ended December 31, 2018, from $401.2 million during the year ended December 31, 2017. Accrued charter revenue for the years ended December 31, 2018 and 2017, amounted to $7.3 million and $11.2 million, respectively.

Voyage Expenses

Voyage expenses were $5.8 million and $2.6 million for the years ended December 31, 2018 and 2017, respectively. Voyage expenses mainly include (i) off-hire expenses of our vessels, primarily related to fuel consumption and (ii) third party commissions.

Voyage Expenses—related parties

Voyage expenses—related parties were $3.2 million and $3.1 million for the years ended December 31, 2018 and 2017, respectively. Voyage expenses—related parties represent (i) fees of 0.75% in the aggregate on voyage revenues charged by Costamare Shipping and by Costamare Services pursuant to the Framework Agreement, the Services Agreement and the individual ship-management agreements pertaining to each vessel and (ii) charter brokerage fees payable to Blue Net pursuant to the Agreement Regarding Charter Brokerage dated January 1, 2018 between Costamare Shipping and Blue Net, as amended from time to time.

Vessels’ Operating Expenses

Vessels’ operating expenses, which also include the realized gain / (loss) under derivative contracts entered into in relation to foreign currency exposure, were $110.6 million and $103.8 million during the years ended December 31, 2018 and 2017, respectively.

General and Administrative Expenses

General and administrative expenses were $5.4 million and $5.7 million during the years ended December 31, 2018 and 2017, respectively, and both include $2.5 million, which is part of the annual fee that Costamare Services receives based on the Services Agreement.

Management Fees—related parties

Management fees paid to our managers pursuant to the Framework Agreement were $19.5 million and $18.7 million for the years ended December 31, 2018 and 2017, respectively.

General and administrative expenses—non-cash component

General and administrative expenses—non-cash component for the year ended December 31, 2018 amounted to $3.8 million representing the value of the shares issued to Costamare Services on March 30, June 29, September 28 and December 31, 2018, pursuant to the Services Agreement. For the year ended December 31, 2017, the respective amount was $3.9 million, representing the fair value of the shares issued to Costamare Services on March 30, June 30, September 29 and December 29, 2017, pursuant to the Services Agreement.

Amortization of Dry-docking and Special Survey Costs

Amortization of deferred dry-docking and special survey costs was $7.3 million and $7.6 million during the years ended December 31, 2018 and 2017, respectively. During the year ended December 31, 2018, 17 vessels underwent and completed their special survey. During the year ended December 31, 2017, seven vessels underwent and completed their special survey.

Depreciation

Depreciation expense decreased by 0.1%, or $0.1 million, to $96.3 million during the year ended December 31, 2018, from $96.4 million during the year ended December 31, 2017.

Amortization of Prepaid Lease Rentals, net

Amortization of prepaid lease rentals, net was $8.2 million during the year ended December 31, 2018. Amortization of prepaid lease rentals, net was $8.4 million during the year ended December 31, 2017.

Loss on sale / disposal of vessels

During the year ended December 31, 2018, we recorded a loss of $2.2 million from the sale of the vessel MSC Koroni and $0.9 million from the sale of the vessel Itea which was classified as Asset held for sale as at December 31, 2017. During the year ended December 31, 2017, we recorded an aggregate net loss of $4.3 million from the sale of the vessels Marina, Mandraki and the Mykonos and a loss of $0.6 million from the sale of the vessel Romanos, which was classified as Asset held for sale as at December 31, 2016.

Vessels’ impairment loss

During the year ended December 31, 2018, no impairment loss was recorded. During the year ended December 31, 2017, we recorded an impairment loss in relation to seven of our vessels in the amount of $18.0 million, in the aggregate.

Loss on vessel held for sale

During the year ended December 31, 2018, we recorded a loss on vessel held for sale of $0.1 million, representing the expected loss from the sale of one of our vessels during the next twelve-month period. During the year ended December 31, 2017, we recorded a loss on vessel held for sale of $2.4 million, representing the expected loss from the sale of one of our vessels, which we sold in June 2018.

Interest Income

Interest income amounted to $3.5 million and $2.7 million for the years ended December 31, 2018 and 2017, respectively.

Interest and Finance Costs

Interest and finance costs were $64.0 million and $69.8 million during the years ended December 31, 2018 and 2017, respectively. The decrease is mainly attributable to the net interest charged on our interest rate swap agreements that qualify for hedge accounting; partly offset by increased interest expense charged due to the increased loan balance during the year ended December 31, 2018 compared to the year ended December 31, 2017.

Swaps Breakage Costs

During the year ended December 31, 2018, we terminated three interest rate derivative instruments that qualify for hedge accounting and we paid the counterparties breakage costs of $1.2 million.

Equity Gain on Investments

During the year ended December 31, 2018, we recorded an equity gain on investments of $12.1 million representing our share of the net gain in jointly-owned companies pursuant to the Framework Deed. Since November 12, 2018, we hold the 100% equity interest in five previously jointly-owned companies with York and as of that date, these five companies are consolidated in our consolidated financial statements. As of December 31, 2018, 13 companies are jointly-owned with York.

During the year ended December 31, 2017, we recorded an equity gain on investments of $3.4 million also relating to investments under the Framework Deed.

Loss on Derivative Instruments

The fair value of our 13 interest rate derivative instruments which were outstanding as of December 31, 2018 equates to the amount that would be paid by us or to us should those instruments be terminated. As of December 31, 2018, the fair value of these 13 interest rate derivative instruments in aggregate amounted to a net asset of $7.2 million. The effective portion of the change in the fair value of the interest rate derivative instruments that qualified for hedge accounting is recorded in “Other Comprehensive Income” (“OCI”) while the ineffective portion is recorded in the consolidated statements of income. The change in the fair value of the interest rate derivative instruments that did not qualify for hedge accounting is recorded in the consolidated statement of income. For the year ended December 31, 2018, a net gain of $5.5 million has been included in OCI and a net loss of $0.4 million has been included in Loss on derivative instruments in the consolidated statement of income, resulting from the fair market value change of the interest rate derivative instruments during the year ended December 31, 2018.

B. Liquidity and Capital Resources

In the past, our principal sources of funds have been operating cash flows and long-term financing in the form of bank borrowings or sale and leaseback transactions. Our principal uses of funds have been capital expenditures to establish, grow and maintain our fleet, comply with international shipping standards, environmental laws and regulations, fund working capital requirements and pay dividends. In monitoring our working capital needs, we project our charter hire income and vessels’ maintenance and running expenses, as well as debt service obligations, and seek to maintain adequate cash reserves in order to address any budget overruns.

Our primary short-term liquidity need is to fund our vessel operating expenses and payment of quarterly dividends on our outstanding preferred and common stock. Our long-term liquidity needs primarily relate to additional vessel acquisitions in the containership sector for fleet renewal or expansion, and debt repayments. We anticipate that our primary sources of funds will be cash from operations, along with borrowings under new credit facilities and other financing arrangements that we intend to obtain from time to time in connection with vessel acquisitions. We believe that these sources of funds will be sufficient to meet our short-term and long-term liquidity needs, including our agreements, subject to certain conditions, to acquire newbuild vessels, although there can be no assurance that we will be able to obtain future debt financing on terms acceptable to us.

In addition, since our initial public offering in 2010, we have completed several equity offerings. On March 27, 2012, the Company completed a follow-on public equity offering in which we issued 7,500,000 shares of common stock at a public offering price of $14.10 per share. The net proceeds of this offering were $100.6 million. On October 19, 2012, the Company completed a second follow-on public equity offering in which we issued 7,000,000 shares of common stock at a public offering price of $14.00 per share. The net proceeds of this offering were $93.5 million. On August 7, 2013, the Company completed a public equity offering of 2,000,000 shares of Series B Preferred Stock at a public offering price of $25.00 per share. The net proceeds of this offering were $48.0 million. On January 21, 2014, the Company completed a public equity offering of 4,000,000 shares of Series C Preferred Stock at a public offering price of $25.00 per share. The net proceeds of this offering were $96.5 million. On May 13, 2015, the Company completed a public equity offering of 4,000,000 shares of Series D Preferred Stock at a public offering price of $25.00 per share. The net proceeds of this offering were $96.6 million. On December 5, 2016, the Company completed a third follow-on public equity offering in which we issued 12,000,000 shares of common stock at a public offering price of $6.00 per share. The net proceeds of this offering were $69.0 million. On May 31, 2017, the Company completed a fourth follow-on public equity offering in which we issued 13,500,000 shares of common stock at a public offering price of $7.10 per share. The net proceeds of this offering were $91.68 million. On January 30, 2018, the Company completed a public equity offering of 4,600,000 shares of Series E Preferred Stock at a public offering price of $25.00 per share. The net proceeds of this offering were $111.2 million. On November 12, 2018, we entered into a Share Purchase Agreement with York to acquire its ownership interest in five jointly-owned vessel-owning companies, which had been formed pursuant to the Framework Deed. The Share Purchase Agreement permitted us, upon serving a share settlement notice at any time within six months from February 8, 2019, to elect to pay a portion of the consideration under the Share Purchase Agreement in our common stock. On July 25, 2019, we issued 2,883,015 shares of common stock to York at an effective issuance price of $4.72 per share, which then sold the shares to Kent Maritime Investments S.A. (a company wholly owned by our chairman and chief executive officer, Konstantinos Konstantakopoulos), effective July 26, 2019. As of February 25, 2020, we had available $500 million under a Form F-3 shelf registration statement for future issuances of securities in the public market.

As of December 31, 2019, we had total cash liquidity of $195.9 million, consisting of cash, cash equivalents and restricted cash.

As of February 25, 2020, we had four series of preferred stock outstanding, $50 million aggregate liquidation preference of the Series B Preferred Stock, $100 million aggregate liquidation preference of the Series C Preferred Stock, $100 million aggregate liquidation preference of the Series D Preferred Stock and $115 million aggregate liquidation preference of the Series E Preferred Stock. The Series B Preferred Stock carry an annual dividend rate of 7.625% per $25.00 of liquidation preference per share and are redeemable by us at any time. The Series C Preferred Stock carry an annual dividend rate of 8.50% per $25.00 of liquidation preference per share and are redeemable by us at any time. The Series D Preferred Stock carry an annual dividend rate of 8.75% per $25.00 of liquidation preference per share and are redeemable by us at any time on or after May 13, 2020. The Series E Preferred Stock carry an annual dividend rate of 8.875% per $25.00 of liquidation preference per share and are redeemable by us at any time on or after January 30, 2023.

As of December 31, 2019, we had an aggregate of $1.56 billion of indebtedness outstanding under various credit agreements, including the obligations under our lease agreements. In addition,

we have guaranteed $239.9 million of indebtedness outstanding at Joint Venture entities. As of December 31, 2019, we had outstanding equity commitments of $54.6 million in the aggregate, consisting of payments (i) upon each vessel’s delivery from the shipyard in relation to the five vessels under construction, payable until the vessels’ delivery, expected between the third quarter of 2020 and the second quarter of 2021, while approximately $0.4 billion in total is financed through a financial institution, (ii) in relation to the construction and installation of scrubbers in ten of our existing vessels, while an amount of $18.0 million for five of them is financed and (iii) in relation to the balance amount payable for the acquisition cost of one secondhand vessel.

As of February 25, 2020, we had three unencumbered vessels in the water. Under the Framework Deed there were three secondhand vessels acquired which are free of debt.

Our common stock dividend policy impacts our future liquidity needs. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy”. We paid our first cash dividend since becoming a public company in November 2010 on February 4, 2011 in an amount of $0.25 per share of common stock. We have subsequently paid dividends to holders of our common stock of $0.25 per share on May 12, 2011 and August 9, 2011, $0.27 per share on November 7, 2011, February 8, 2012, May 9, 2012, August 7, 2012, November 6, 2012, February 13, 2013, May 8, 2013, August 7, 2013, November 6, 2013 and February 4, 2014, $0.28 per share on May 13, 2014, August 6, 2014, November 5, 2014 and February 4, 2015, $0.29 per share on May 6, 2015, August 5, 2015, November 4, 2015, February 4, 2016, May 4, 2016 and August 17, 2016 and $0.10 per share on November 4, 2016, February 6, 2017, May 8, 2017, August 7, 2017, November 6, 2017, February 6, 2018, May 8, 2018, August 8, 2018, November 8, 2018, February 7, 2019, May 8, 2019, August 7, 2019, November 7, 2019 and February 5, 2020.

Our preferred stock dividend payment obligations also impact our future liquidity needs. See “Item 8. Financial Information-A. Consolidated Statements and Other Financial Information-Preferred Stock Dividend Requirements”. We paid dividends to holders of our Series B Preferred Stock of $0.3654 per share on October 15, 2013 and $0.476563 per share on January 15, 2014, April 15, 2014, July 15, 2014, October 15, 2014, January 15, 2015, April 15, 2015, July 15, 2015, October 15, 2015, January 15, 2016, April 15, 2016, July 15, 2016, October 17, 2016 January 17, 2017, April 17, 2017, July 17, 2017, October 16, 2017, January 16, 2018, April 16, 2018, July 16, 2018, October 15, 2018, January 15, 2019, April 15, 2019, July 15, 2019, October 15, 2019 and January 15, 2020. We paid dividends to holders of our Series C Preferred Stock of $0.495833 per share on April 15, 2014 and $0.531250 per share on July 15, 2014, October 15, 2014, January 15, 2015, April 15, 2015, July 15, 2015, October 15, 2015, January 15, 2016, April 15, 2016, July 15, 2016, October 17, 2016, January 17, 2017, April 17, 2017, July 17, 2017, October 16, 2017, January 16, 2018, April 16, 2018, July 16, 2018, October 15, 2018, January 15, 2019, April 15, 2019, July 15, 2019, October 15, 2019 and January 15, 2020. We paid dividends to holders of our Series D Preferred Stock of $0.376736 per share on July 15, 2015 and $0.546875 per share on October 15, 2015 and January 15, 2016, April 15, 2016, July 15, 2016, October 17, 2016, January 17, 2017, April 17, 2017, July 17, 2017, October 16, 2017, January 16, 2018, April 16, 2018, July 16, 2018, October 15, 2018, January 15, 2019, April 15, 2019, July 15, 2019, October 15, 2019 and January 15, 2020. We paid dividends to holders of our Series E Preferred Stock of $0.462240 per share on April 16, 2018 and $0.554688 per share on July 16, 2018, October 15, 2018, January 15, 2019, April 15, 2019, July 15, 2019, October 15, 2019 and January 15, 2020.

The dividends and distributions paid during the years ended December 31, 2015, 2016, 2017, 2018 and 2019 were funded in part by borrowings and in part by cash from operations. On a cumulative basis for the entire period, cash flow from operating activities exceeded the aggregate amount of dividends and distributions.

On July 6, 2016, we implemented the Dividend Reinvestment Plan and registered 30 million shares for issuance under the Dividend Reinvestment Plan. The Dividend Reinvestment Plan offers holders of our common stock the opportunity to purchase additional shares by having their cash dividends automatically reinvested in our common stock. Participation in the Dividend Reinvestment Plan is optional, and shareholders who decide not to participate in the Dividend Reinvestment Plan will continue to receive cash dividends, as declared and paid in the usual manner. On February 7,

2019, May 8, 2019, August 7, 2019, November 7, 2019 and February 5, 2020, we issued 961,656 shares, 775,947 shares, 798,908 shares, 650,540 shares and 649,928 shares, respectively, pursuant to the Dividend Reinvestment Plan. Members of the Konstantakopoulos family have reinvested a substantial part of their cash dividends on each of the aforementioned dates.

Working Capital Position

We have historically financed our capital requirements with cash flow from operations, equity contributions from stockholders and long-term financing in the form of bank debt or sale and leaseback transactions. Our main uses of funds have been capital expenditures for the acquisition of new vessels, for fleet renewal or expansion, expenditures incurred in connection with ensuring that our vessels comply with international and regulatory standards, repayments of bank loans and payments of dividends. We will require capital to fund ongoing operations, the construction of our new vessels, the acquisition cost of any secondhand vessels we agree to acquire in the future and debt service. Working capital, which is current assets minus current liabilities, including the current portion of long-term debt, was negative $69.3 million at December 31, 2019 and negative $53.9 million at December 31, 2018.

We anticipate that internally generated cash flow will be sufficient to fund the operations of our fleet, including our working capital requirements. See “—Credit Facilities, Capital Leases and Other Financing Arrangements”.

Cash Flows

Years ended December 31, 2017, 2018 and 2019

	Year ended December 31,
	2017	2018	2019
	(Expressed in millions of U.S. dollars)
Condensed cash flows
Net Cash Provided by Operating Activities	$191.8	$140.8	$250.4
Net Cash Used in Investing Activities	(43.4)	(112.6)	(8.9)
Net Cash Used in Financing Activities.	(140.0)	(80.5)	(212.2)

Net Cash Provided by Operating Activities

Net cash flows provided by operating activities for the year ended December 31, 2019 increased by $109.6 million to $250.4 million, compared to $140.8 million for the year ended December 31, 2018. The increase is mainly attributable to the increased cash from operations of $109.1 million, the favorable change in working capital position, excluding the current portion of long-term debt and the accrued charter revenue (representing the difference between cash received in that period and revenue recognized on a straight-line basis) of $20.4 million and the decreased special survey costs of $12.3 million during the year ended December 31, 2019 compared to the year ended December 31, 2018, partly off-set by increased payments for interest (including swap payments) during the year of $19.3 million.

Net cash flows provided by operating activities for the year ended December 31, 2018, decreased by $51.0 million to $140.8 million, from $191.8 million for the year ended December 31, 2017. The decrease is mainly attributable to the decreased cash from operations of $28.1 million, the increased special survey costs of $13.1 million and the unfavorable change in working capital position, excluding the current portion of long-term debt and the accrued charter revenue (representing the difference between cash received in that period and revenue recognized on a straight-line basis) of $11.7 million during the year ended December 31, 2018 compared to the year ended December 31, 2017; partly offset by decreased payments for interest (including swap net payments) during the year of $9.9 million.

Net Cash Used in Investing Activities

Net cash used in investing activities was $8.9 million in the year ended December 31, 2019, which mainly consisted of advance payments for upgrades for certain of our vessels, payments for the acquisition of three second hand vessels, advance payment for the acquisition of one vessel, which was delivered in January 2020, dividend distribution we received from 11 entities jointly-owned with York pursuant to the Framework Deed and proceeds we received from the sale of five vessels.

Net cash used in investing activities was $112.6 million in the year ended December 31, 2018, which mainly consisted of net payments relating to the acquisition of six secondhand vessels and five vessels under construction, net payments for the acquisition of the 60% equity interest in five companies previously jointly-owned with York pursuant to the Framework Deed, payments for capital injection into certain entities pursuant to the Framework Deed (net of dividend distributions we received) and proceeds we received from the sale of two vessels.

Net cash used in investing activities was $43.4 million in the year ended December 31, 2017, which consisted of payments for the acquisition of four secondhand vessels and payments for working capital injected into certain entities pursuant to the Framework Deed (net of dividend distributions we received); partly offset by proceeds we received from the sale of four vessels.

Net Cash Used in Financing Activities

Net cash used in financing activities was $212.2 million in the year ended December 31, 2019, which mainly consisted of (a) $149.6 million of net payments relating to our debt financing agreements (including the prepayments following the sale of five container vessels during the year ended December 31, 2019), (b) $27.4 million we paid for dividends to holders of our common stock for the fourth quarter of 2018, the first quarter of 2019, the second quarter of 2019 and the third quarter of 2019 and (c) $3.8 million we paid for dividends to holders of our Series B Preferred Stock, $8.5 million we paid for dividends to holders of our Series C Preferred Stock, $8.8 million we paid for dividends to holders of our Series D Preferred Stock and $10.2 million we paid for dividends to holders of our Series E Preferred Stock for the period from October 15, 2018 to January 14, 2019, January 15, 2019 to April 14, 2019, April 15, 2019 to July 14, 2019 and July 15, 2019 to October 14, 2019.

Net cash used in financing activities was $80.5 million in the year ended December 31, 2018, which mainly consisted of (a) $139.2 million net payments relating to our debt financing agreements, (b) $111.2 million net proceeds we received from our January 2018 public offering of 4.6 million shares of our Series E Preferred Stock, net of underwriting discounts and expenses incurred in the offering, (c) $20.9 million we paid for dividends to holders of our common stock for the fourth quarter of 2017, the first quarter of 2018, the second quarter of 2018 and the third quarter of 2018 and (d) $3.8 million we paid for dividends to holders of our Series B Preferred Stock, $8.5 million we paid for dividends to holders of our Series C Preferred Stock, $8.8 million we paid for dividends to holders of our Series D Preferred Stock, for the periods from October 15, 2017 to January 14, 2018, January 15, 2018 to April 14, 2018, April 15, 2018 to July 14, 2018 and July 15, 2018 to October 14, 2018 and $7.2 million we paid for dividends to holders of our Series E Preferred Stock, for the period from January 30, 2018 to April 14, 2018, April 15, 2018 to July 14, 2018 and July 15, 2018 to October 14, 2018.

Net cash used in financing activities was $140.0 million in the year ended December 31, 2017, which mainly consisted of (a) $91.7 million we received from our follow-on offering in May 2017, net of underwriting discounts and expenses incurred in the offering, (b) $192.2 million net payments relating to our debt financing agreements, (c) $16.5 million we paid for dividends to holders of our common stock for the fourth quarter of 2016, the first quarter, the second quarter and the third quarter of 2017 and (d) $3.8 million we paid for dividends to holders of our Series B Preferred Stock, $8.5 million we paid for dividends to holders of our Series C Preferred Stock and $8.8 million we paid for dividends to holders of our Series D Preferred Stock, in each case for each of the periods from October 15, 2016 to January 14, 2017, January 15, 2017 to April 14, 2017, April 15, 2017 to July 14, 2017 and July 15, 2017 to October 14, 2017.

Credit Facilities, Capital Leases and Other Financing Arrangements

We operate in a capital-intensive industry, which requires significant amounts of investment, and we fund a portion of this investment through long-term debt, mainly from banks or other financial institutions. We have entered into a number of credit facilities, capital leases and other financing arrangements in order to finance the acquisition of the vessels owned by our subsidiaries and for general corporate purposes. We act either as direct borrower or as guarantor and certain of our subsidiaries act respectively as guarantors or as borrowers. The obligations under our credit facilities, capital leases and other financing arrangements are secured by, among other things, first priority mortgages over the vessels owned by the respective subsidiaries, charter assignments, first priority assignments of all insurances and earnings of the mortgaged vessels and guarantees by Costamare Inc or the companies owning the financed vessels.

The following summarizes certain terms of our existing credit facilities, capital leases and other financing arrangements discussed below as at December 31, 2019:

Credit Facilities/Capital Leases and Other Financing Arrangements	Outstanding Principal Amount	Interest Rate(1)	Maturity		Repayment profile
	(Expressed in thousands of U.S. dollars)
Bank Debt

Alpha	22,000	LIBOR + Margin(2)	2020		Variable installments with balloon

Bank of America Merrill Lynch	23,833	LIBOR + Margin(2)	2021		Straight-line amortization with balloon

Credit Agricole	65,375	LIBOR + Margin(2)	2021		Variable installments with balloon

Eurobank	18,080	LIBOR + Margin(2)	2021		Variable installments with balloon

HSBC-Nerida	13,575	LIBOR + Margin(2)	2022		Straight-line amortization with balloon

Tatum et al.	44,000	LIBOR + Margin(2)	2025		Straight-line amortization with balloon

Costamare Credit Facility	155,195	LIBOR + Margin(2)	2021		Variable amortization with balloon

Verandi et al.	20,120	LIBOR + Margin(2)	2021		Straight-line amortization with balloon

November 2018 Facility	36,385	LIBOR + Margin(2)	2023		Variable amortization with balloon

Adele Shipping	66,500	LIBOR + Margin(2)	2026		Straight-line amortization with balloon

Cadence et al	128,400	LIBOR + Margin(2)	2027		Straight-line amortization with balloon

Quentin et al	91,239	LIBOR + Margin(2)	2025		Variable amortization with balloon

Raymond et al	147,110	LIBOR + Margin(2)	2025		Straight-line amortization with balloon

Capital Leases & Other Financing Arrangements

CCBFL Sale and Leaseback	102,120 (3)	LIBOR + Margin(2)	2023	(3)	Straight-line amortization with balloon

BoComm Sale and Leaseback	36,477	Fixed Rate	2024		Bareboat structure-fixed daily charter with balloon

Pre-Delivery Five Vessels Financing arrangement (Sale and Leaseback)	98,421	Fixed Rate	2030-2031		Bareboat structure-fixed daily charter with balloon

Benedict et al Financing arrangements	495,929	Fixed Rate	2028		Variable amortization with balloon

(1)	The interest rates of long-term bank debt at December 31, 2019 ranged from 3.75% to 5.53%, and the weighted average interest rate as at December 31, 2019 was 4.2%.

(2)	The interest rate margin of long-term bank debt at December 31, 2019 ranged from 1.85% to 3.60%, and the weighted average interest rate margin as at December 31, 2019 was 2.2%.

(3)	Additional information related to upsizing of the principal amount and tenor extension is cited below in the detailed description of the agreement.

Alpha Loan

On December 7, 2007, our subsidiaries, Montes Shipping Co. and Kelsen Shipping Co., as joint and several borrowers, entered into a ten-year, $150.0 million loan with Alpha Bank A.E., which we refer to in this section as the “Alpha Loan”. The lender assigned its obligations under the Alpha Loan to Alpha Shipping Finance Limited in 2014. The loan is divided into two tranches: Tranche A in the amount of $75.0 million to Montes Shipping Co. and Tranche B in the amount of $75.0 million to Kelsen Shipping Co. The purpose of this facility was to finance part of the acquisition costs of two vessels, the Maersk Kawasaki and the Kure.

The obligations under the Alpha Loan are guaranteed by Costamare Inc. and are secured by first priority mortgages over the vessels, the Maersk Kawasaki and the Kure, general assignments of earnings, insurances, requisition compensation and charter assignments.

As of December 31, 2019, there was $22.0 million outstanding under Tranche A and Tranche B in aggregate, of the Alpha Loan, and, as of the same date, there was no undrawn available credit. The outstanding loan amount is repayable in two semiannual installments until December 2020 of $5.0 million under both tranches and a balloon payment of $12.0 million payable together with the last installment.

BAML Loan

On May 6, 2016, our subsidiary, Uriza Shipping S.A., as borrower, entered into a five-year, $39.0 million loan with Bank of America Merrill Lynch, which we refer to in this section as the “BAML Loan”. The purpose of the proceeds raised under this facility was for general corporate purposes. On September 21, 2016, we entered into a first supplemental agreement under which the bank agreed to the change of the flag of Navarino and the transfer of the technical management to Shanghai Costamare.

The obligations under the BAML Loan are guaranteed by Costamare Inc. and are secured by a first priority mortgage over the vessel Navarino, an account pledge, a general assignment of earnings, insurances, requisition compensation and charter rights.

As of December 31, 2019, there was $23.8 million outstanding under the BAML Loan, and, as of the same date, there was no undrawn available credit. The outstanding loan amount is repayable in six quarterly installments of $1.1 million and a balloon payment of $17.3 million payable together with the last installment.

Credit Agricole Loan

On August 10, 2016, our subsidiaries, Christos Maritime Corp., Costis Maritime Corp. and Capetanissa Maritime Corp., as joint and several borrowers, entered into a five-year, $116.5 million loan with Credit Agricole Corporate and Investment Bank, which we refer to in this section as the “Credit Agricole Loan”. The purpose of this facility was to re-finance in full the existing loans at the time.

The obligations under the Credit Agricole Loan are guaranteed by Costamare Inc. and are secured by first priority mortgages over the vessels, the York, the Sealand Washington and the Cosco Beijing, general assignments of earnings, insurances, requisition compensation and charter assignments.

As of December 31, 2019, there was $65.4 million outstanding under the Credit Agricole Loan, and, as of the same date, there was no undrawn available credit. The outstanding loan amount is repayable in seven quarterly installments of $3.1 million and a balloon payment of $43.5 million payable together with the last installment.

Eurobank Loan

On December 22, 2016, our subsidiaries, Finch Shipping Co., Joyner Carriers S.A. and Rena Maritime Corporation, as borrowers, entered into a five-year, $32.0 million loan with Eurobank Ergasias S.A., which we refer to in this section as the “Eurobank Loan”. The purpose of this loan was to refinance an existing loan with Rena Maritime Corporation as borrower and provide working capital to Finch Shipping Co., Joyner Carriers S.A.

The obligations under the Eurobank Loan are guaranteed by Costamare Inc. and are secured by a first priority mortgage over the vessels, Cosco Guangzhou and Messini, an account pledge, a general assignment of earnings, insurances, requisition compensation and charter rights. The obligations under the Eurobank Loan were also secured by a first priority mortgage over the Neapolis, until the vessel’s disposal in January 2020.

As of December 31, 2019, there was $18.1 million outstanding under the Eurobank Loan, and, as of the same date, there was no undrawn available credit. Following the disposal of Neapolis we prepaid $1.4 million. Giving effect to this prepayment the outstanding facility amount of $16.7 million was at the time repayable in eight quarterly installments of $0.7 million (with the first one payable in March 2020) and a balloon payment of $10.8 million payable together with the last installment.

HSBC Nerida Loan

On August 1, 2017, our subsidiary, Nerida Shipping Co., as borrower, entered into a five-year, $17.6 million loan with HSBC Bank, which we refer to in this section as the “HSBC Nerida Loan”. The purpose of this loan was to finance general corporate purposes relating to a vessel, the Maersk Kowloon.

The obligations under the HSBC Nerida Loan are guaranteed by Costamare Inc. and are secured by a first priority mortgage over the vessel, Maersk Kowloon, an account pledge, a general assignment of earnings, insurances, requisition compensation and charter rights.

As of December 31, 2019, there was $13.6 million outstanding under the HSBC Nerida Loan, and, as of the same date, there was no undrawn available credit. The outstanding loan amount is repayable in 11 quarterly installments of $0.45 million and a balloon payment of $8.6 million payable together with the last installment.

Tatum et al. Loan.

On July 17, 2018, our subsidiaries, Tatum Shipping Co. and Singleton Shipping Co., as joint borrowers, entered into a seven-year $48.0 million loan with a bank, which we refer to in this section as the “Tatum et al. Loan”. The purpose of this loan was to finance general corporate purposes related to Megalopolis and Marathopolis. The loan was drawn in two equal tranches.

The obligations under the Tatum et al. Loan are guaranteed by Costamare Inc. and are secured by a first priority mortgage over the vessels, Marathopolis and Megalopolis, an account pledge, a general assignment of earnings, insurances, requisition compensation and charter rights.

As of December 31, 2019, there was $44.0 million outstanding under the Tatum et al. Loan, and, as of the same date, there was no undrawn available credit. The outstanding loan amount under both tranches is repayable in twenty-three quarterly installments of $0.8 million and a balloon payment of $25.6 million payable together with the last installment.

Costamare Credit Facility

On March 7, 2018, Costamare Inc., as borrower, entered into a three-year, $233.0 million credit facility, which we refer to in this section as the “Costamare Credit Facility”. The purpose of the

Costamare Credit Facility was to refinance the existing indebtedness secured by 20 vessels at that time in two tranches (Tranche A in the amount of $180.0 million and Tranche B in the amount of $53.0 million) of the Repaid Costamare Facility.

The obligations under the Costamare Credit Facility are guaranteed by the owners of the mortgaged vessels. The mortgaged vessels as of December 31, 2019, were the Cosco Yantian, Cosco Ningbo, Cosco Hellas, Maersk Kolkata, Maersk Kingston, Maersk Kalamata, Maersk Kobe, Sealand Illinois, Zim New York, Zim Shanghai, Singapore Express, Oakland Express, Halifax Express, Prosper, Zagora, Venetiko, Lakonia and Areopolis. Our obligations under this credit facility are secured by mortgages over the aforementioned 18 vessels owned by our subsidiaries, who are the guarantors, as well as general assignments of earnings, insurances and requisition compensation, account pledges, charter assignments and a master agreement assignment.

As of December 31, 2019, there was $155.2 million outstanding under the Costamare Credit Facility, and, as of the same date, there was no undrawn available credit. The outstanding loan amount under both tranches is repayable in six quarterly installments of $11.9 million and a balloon payment of $84.0 million payable together with the last installment.

Verandi et al. Loan

On October 26, 2018, our subsidiaries, Verandi Shipping Co. and Reddick Shipping Co., as joint borrowers, entered into a $25.0 million loan with a bank, which we refer to in this section as the “Verandi et al. Loan”. The purpose of this loan was to refinance part of the acquisition costs of the Maersk Kleven and Maersk Kotka. The loan was drawn in two equal tranches.

The obligations under the Verandi et al. Loan are guaranteed by Costamare Inc. and are secured by a first priority mortgage over the vessels, Maersk Kleven and Maersk Kotka, an account pledge, a general assignment of earnings, insurances, requisition compensation and charter rights.

As of December 31, 2019, there was $20.1 million outstanding under the Verandi et al. Loan, and, as of the same date, there was no undrawn available credit. The outstanding loan amount under both tranches is repayable in six quarterly installments of $1.2 million and a balloon payment of $12.8 million payable together with the last installment.

November 2018 Facility

On November 27, 2018, Costamare Inc., as borrower, entered into a five-year $55.0 million credit facility comprised of a $28.0 million term loan facility (Tranche A) and a $27.0 million revolving credit facility (Tranche B) with a bank, which we refer to in this section as the “November 2018 Loan Facility”.

We have used the November 2018 Facility to refinance in full the existing indebtedness of two loan facilities: (a) the Repaid UniCredit Facility, having a balance of $25.0 million at the time of refinancing and (b) the Repaid Orix Facility, having a balance of $19.4 million at the time of refinancing.

The obligations under the November 2018 Loan Facility were initially guaranteed by the owners of 9 mortgaged vessels. Following the sale of four vessels in 2019 and the prepayment of the required amounts under the terms of this facility, our obligations are secured by mortgages on the remaining five vessels (Trader, Sealand Michigan Luebeck, MSC Methoni and Ulsan), account charges, charter assignments, a swap assignment and general assignments of earnings, insurances and requisition compensation.

As of December 31, 2019, there was $36.4 million outstanding under the November 2018 Loan Facility, and, as of the same date, there was $10.6 million undrawn available credit which can be utilized to finance the acquisition cost of new vessels to be mortgaged under this facility. The outstanding loan amount under both tranches is repayable in four quarterly installments of $2.0 million, 12 quarterly installments of $1.0 million and a balloon payment of $16.4 million payable together with the last installment.

Adele Shipping Loan

On June 24, 2019, our subsidiary Adele Shipping Co., as borrower, entered into a seven-year $68.0 million credit facility with a bank, which we refer to in this section as the “Adele Shipping Loan”.

We have used the proceeds from Adele Shipping Loan to refinance the Repaid CLC Sale and Leaseback capital lease, for the part related to the MSC Azov and for general corporate purposes. At the time of the refinancing the outstanding amount related to the MSC Azov under the Repaid CLC Sale and Leaseback capital lease amounted to $58.5 million.

The obligations under the Adele Shipping Facility are guaranteed by Costamare Inc. and are secured by a first priority mortgage over the MSC Azov, an account pledge, a general assignment of earnings, insurances, requisition compensation and charter rights.

As of December 31, 2019, there was $66.5 million outstanding under the Adele Shipping Facility, and, as of the same date, there was no undrawn available credit. The outstanding loan amount is repayable in 27 quarterly installments of $1.5 million and a balloon payment of $26.0 million payable together with the last installment.

Cadence et al. Loan

On June 18, 2019, our subsidiaries Cadence Shipping Co. and Bastian Shipping Co., as joint and several borrowers, entered into an eight-year $136.0 million credit facility with a bank, which we refer to in this section as the “Cadence et al. Loan”. The loan was drawn in two equal tranches.

We have used the proceeds from the Cadence et al. Loan to refinance the Repaid CLC Sale and Leaseback capital lease, for the part related to the vessels MSC Amalfi and MSC Ajaccio and for general corporate purposes. At the time of the refinancing the outstanding amount related to the MSC Amalfi and the MSC Ajaccio, under the Repaid CLC Sale and Leaseback capital lease amounted to $119.6 million.

The obligations under the Cadence et al. Loan are guaranteed by Costamare Inc. and are secured by first priority mortgages over the vessels, MSC Amalfi and MSC Ajaccio, account pledges, general assignment of earnings, insurances, requisition compensation and charter rights.

As of December 31, 2019, there was $128.4 million outstanding under the Cadence et al. Loan, and, as of the same date, there was no undrawn available credit. The outstanding loan amount under both tranches is repayable in 18 quarterly installments of $3.8 million, 12 quarterly installments of $2.6 million and a balloon payment of $28.8 million payable together with the last installment.

Quentin et al. Loan

On July 18, 2019, our subsidiaries Quentin Shipping Co. and Sander Shipping Co., as joint and several borrowers, entered into a six-year $94.0 million credit facility with a bank, which we refer to in this section as the “Quentin et al. Loan”. The loan was drawn in two equal tranches.

We have used the proceeds from the Quentin et al. Loan to refinance the DNB-Quentin et al Loan, for the part related to vessels Valor and Valiant. At the time of the refinancing the outstanding loan amounts related to Valor and Valiant under the DNB-Quentin et al. Loan amounted to $90.4 million.

The obligations under the Quentin et al. Loan are guaranteed by Costamare Inc. and are secured by first priority mortgages over the vessels, Valor and Valiant, account pledges, general assignment of earnings, insurances, requisition compensation and charter rights.

As of December 31, 2019, there was $91.2 million outstanding under the Quentin et al. Loan, and, as of the same date, there was no undrawn available credit. The outstanding loan amount under both tranches is repayable in three quarterly installments of $2.8 million, 20 quarterly installments of $2.0 million and a balloon payment of $42.7 million payable together with the last installment.

Raymond et al. Loan

On June 28, 2019, Costamare Inc., as borrower, entered into a six-year $150.0 million credit facility with a bank, which we refer to in this section as the “Raymond et al. Loan”. The loan was drawn in three equal tranches.

We have used the proceeds from the Raymond et al. Loan to refinance (i) the DNB-Quentin et al. Loan, for the part related to vessel Vantage and (ii) the DNB-Raymond et al. Loan in full (vessels Value and Valence) and for general corporate purposes. At the time of the refinancing the outstanding loan amounts related to vessels, Vantage, Value and Valence, under the aforementioned refinanced loans amounted to $137.1 million.

The obligations under the Raymond et al. Loan are guaranteed by Costamare Inc. and are secured by first priority mortgages over the vessels, Vantage, Value and Valence, account pledges, general assignment of earnings, insurances, requisition compensation and charter rights.

As of December 31, 2019, there was $147.1 million outstanding under the Raymond et al. Loan, and, as of the same date, there was no undrawn available credit. The outstanding loan amount under all three tranches is repayable in 23 quarterly installments of $2.9 million and a balloon payment of $80.6 million payable together with the last installment.

CCBFL Sale and Leaseback

On June 29, 2016, our subsidiaries, Jodie Shipping Co. and Kayley Shipping Co., entered into bareboat charter agreements with CCBFL (collectively, the “CCBFL Sale and Leaseback”), whereby our subsidiaries agreed to bareboat charter in the vessels upon delivery for a period of seven years. Our subsidiaries used the proceeds from the CCBFL Sale and Leaseback to refinance an existing facility and for general corporate purposes.

Under the terms of the CCBFL Sale and Leaseback, the MSC Athens and the MSC Athos containership vessels were sold for an amount of $76.0 and $75.8 million, respectively. Pursuant to the initial terms of the CCBFL Sale and Leaseback, Jodie Shipping Co. and Kayley Shipping Co. must each pay a variable daily charter rate on a quarterly basis for seven years (based on a straight-line amortization schedule) along with a final balloon payment of $28.0 and $27.9 million, respectively. Furthermore and pursuant to the initial terms, upon expiration of the CCBFL Sale and Leaseback in 2023, the vessels will be returned to the Company. On May 8, 2019, Jodie Shipping Co. and Kayley Shipping Co. signed a supplemental agreement, pursuant to which and upon the installation of scrubbers on board each of MSC Athens and MSC Athos within the first half of 2020, CCBFL will (i) advance an additional amount of $6.0 million for each vessel, (ii) extend the maturity of the CCBFL Sale and Leaseback until 2026 and (iii) amend the amortization schedule so that the final balloon payment for each vessel shall be $15.0 million. As of February 25, 2020, scrubbers have not been yet installed on any of the two vessels.

As of December 31, 2019, there was $102.1 million outstanding under the CCBFL Sale and Leaseback.

BoComm Sale and Leaseback

On June 19, 2017, our subsidiaries, Simone Shipping Co. and Plange Shipping Co., entered into bareboat charter agreements with BoComm (the “BoComm Sale and Leaseback”), whereby our subsidiaries agreed to bareboat charter in the vessels upon delivery for a period of seven and a half years. Our subsidiaries used the proceeds from the BoComm Sale and Leaseback for general corporate purposes.

Under the terms of the BoComm Sale and Leaseback, both the Leonidio and the Kyparissia containership vessels were sold and Simone Shipping Co. and Plange Shipping Co. must each pay a fixed daily charter rate on a monthly basis for seven and a half years along with a final balloon payment of $9.7 million, respectively. Upon expiration of the BoComm Sale and Leaseback in 2024, the vessels will be returned to the Company.

As of December 31, 2019, there was $36.5 million outstanding under the BoComm Sale and Leaseback.

Pre-Delivery Five Vessels Financing arrangement (Sale and Leaseback)

On August 8, 2018, our subsidiaries, Barkley Shipping Co., Harden Shipping Co., Firmino Shipping Co., Longley Shipping Co. and Conley Shipping Co., entered into novation agreements with a financial institution, whereby they novated to the financial institution the shipbuilding contracts for the construction of five ships and entered into bareboat charter agreements with the financial institution, which we refer to in this section as the “Pre-Delivery Five Vessels Financing arrangement (Sale and Leaseback)”, whereby our subsidiaries agreed to bareboat charter the vessels, currently under construction, upon delivery for a period of ten years. Our subsidiaries used the proceeds from the Pre-Delivery Five Vessels Financing arrangement (Sale and Leaseback) for the construction of five vessels.

Under the terms of the Pre-Delivery Five Vessels Financing arrangement (Sale and Leaseback), all five containership vessels currently under construction were sold and Barkley Shipping Co., Harden Shipping Co., Firmino Shipping Co., Longley Shipping Co. and Conley Shipping Co., must each pay a fixed daily charter rate on a monthly basis for ten years along with a final balloon payment of $40.4 million. Upon expiration of the Pre-Delivery Five Vessels Financing arrangement (Sale and Leaseback) in 2030-2031, each of the vessels will be returned to the Company.

As of December 31, 2019, there was $98.4 million outstanding under the Pre-Delivery Five Vessels Financing arrangement (Sale and Leaseback). As of the same date an amount of approximately $0.3 billion was undrawn.

Benedict et al Financing arrangements

On November 12, 2018, Costamare Inc. became the sole shareholder of five vessel-owning companies: Benedict Maritime Co., Bertrand Maritime Co., Beardmore Maritime Co., Schofield Maritime Co. and Fairbank Maritime Co. and assumed the bareboat charter agreements that each of the five vessel-owning companies had previously entered into with a financial institution, along with the obligation to pay part of the consideration under the provisions of the Share Purchase Agreement within the next 18 months from the date of the transaction (the “Benedict et al Financing arrangements”). Under the bareboat charter agreements, each of the five vessel-owning companies had agreed to bareboat charter in their respective vessels (Triton, Titan, Talos, Taurus and Theseus) for a period of twelve years. At the same time we provided our corporate guarantee to the respective demise owner of each vessel.

Under the terms of the Benedict et al Financing arrangements, our subsidiaries must each pay various installments from January 2020 to October 2028 until the expiry of each bareboat charter agreement in 2028. Each of our subsidiaries shall pay simultaneously with the last payment a final installment of $32.0 million, at which time the vessels will be returned to the Company.

As of December 31, 2019, there was $496.0 million outstanding under the Benedict et al Financing arrangements.

Facilities Repaid in 2019

HSBC Mas Loan

On January 30, 2008, our subsidiary, Mas Shipping Co., as borrower, entered into a ten-year, $75.0 million loan with HSBC Bank, which we refer to in this section as the “HSBC Mas Loan”. The purpose of this loan was to finance part of the purchase price of a vessel, the Kokura (ex. Maersk Kokura). On February 5, 2015, we entered into a side letter under which the lender accepted the replacement of the charterer of the Kokura. On September 1, 2016, we entered into a second supplemental agreement under which the bank agreed to the change of the flag of the Maersk Kokura and the transfer of the technical management to V.Ships Greece.

The interest rate under the HSBC Mas Loan was LIBOR plus an agreed margin. The repayment terms provide for Mas Shipping Co. to pay HSBC by 20 consecutive semi-annual installments, the first two (1-2) in the amount of $1.0 million, the following two (3-4) in the amount of $1.5 million, the following two (5-6) each in the amount of $2.0 million, the following four (7-10) in the amount of $3.75 million, the following two (11-12) in the amount of $4.0 million, and the following eight (13-20) in the amount of $4.13 million, plus a balloon payment payable together with the twentieth installment in the amount of $10.0 million. On August 1, 2017, we entered into a third supplemental agreement pursuant to which the Borrower agreed to provide the lender with additional security in the form of a second mortgage on one of our vessels and on August 3, 2017, we prepaid $1.0 million. On February 16, 2018, we entered into a fourth supplemental agreement pursuant to which Mas Shipping repaid $1.0 million in February and the Lender agreed to extend the maturity of the loan until February 2019 payable in four equal quarterly installments of $1.0 million, plus a balloon payment payable together with the fourth installment in the amount of $8.13 million.

The obligations under the HSBC Mas Loan were guaranteed by Costamare Inc. and secured by a first priority mortgage over the vessel, Kokura, a second priority mortgage over the vessel Maersk Kowloon, an account pledge, a general assignment of earnings, insurances, requisition compensation and charter rights.

The HSBC Mas Loan was repaid on February 4, 2019.

Repaid CLC Sale and Leaseback

In January, March and April 2014, our subsidiaries, Adele Shipping Co., Bastian Shipping Co. and Cadence Shipping Co. entered into novation agreements with China Development Bank Financial Leasing Co., Ltd. (“CLC”), whereby they novated to CLC the shipbuilding contracts for the construction of the MSC Azov, the MSC Ajaccio and the MSC Amalfi, respectively, and entered into bareboat charter agreements (collectively, the “Repaid CLC Sale and Leaseback”), whereby our subsidiaries agreed to bareboat charter in the vessels upon delivery for a period of 10 years. Our subsidiaries used a portion of the proceeds from the Repaid CLC Sale and Leaseback to prepay the balance of the loan which had been used to finance the predelivery installments of the respective vessels.

Under the terms of the Repaid CLC Sale and Leaseback, the vessels were each sold for an amount of $85.6 million and our subsidiaries each paid a fixed daily charter rate on a quarterly basis for 10 years and a final installment of $25.7 million at which time the vessels were returned to the Company.

The obligations under the Repaid CLC Sale and Leaseback were guaranteed by Costamare Inc. and were secured by charter assignments, account assignments and general assignments of earnings, insurances and requisition compensation.

The Repaid CLC Sale and Leaseback was repaid in the third quarter of 2019 from proceeds of the Adele Shipping Loan and the Cadence et al. Loan.

Repaid DnB—Quentin et al. Loan

On August 16, 2011, our subsidiaries, Quentin Shipping Co., Undine Shipping Co., and Sander Shipping Co., as borrowers, entered into a seven-year loan for up to $229.2 million, with DnB Bank ASA, ING Bank, ABN Amro Bank and Bank of America N.A., which we refer to in this section as the “Repaid DnB—Quentin et al. Loan”. The purpose of this loan was to finance part of the acquisition and construction cost of the Valor, the Valiant and the Vantage, and the loan was divided into three tranches, one for each vessel. On July 3, 2013, we entered into the first supplemental agreement with the lenders which amended the repayment schedule and added V.Ships Greece as an approved manager. On September 13, 2013, we entered into the second supplemental agreement with the lenders which further amended the repayment schedule (as reflected below).

The interest rate under the Repaid DnB - Quentin et al. loan was LIBOR plus an agreed margin. The loan provided that the borrowers repay the loan by 28 consecutive quarterly installments, the first 27 (1-27) in the amount of $1.3 million per tranche each, commencing at the time of delivery of each vessel, and a final installment in the amount of $1.3 million, together with a balloon payment of $40.7 million per tranche.

The obligations under the Repaid DnB—Quentin et al. loan were guaranteed by Costamare Inc. and were secured by a first priority mortgage over the vessels, charter assignments, account assignments, master agreement assignment and general assignments of earnings, insurances and requisition compensation.

The Repaid DNB-Quentin et al. Loan was repaid in the third quarter of 2019 from proceeds of the Quentin et al. Loan and the Raymond et al. Loan.

Repaid DnB—Raymond et al. Loan

On October 12, 2011, our subsidiaries, Raymond Shipping Co. and Terance Shipping Co., as borrowers, entered into a seven-year loan for up to $152.8 million, with DnB Bank ASA, Mega International Commercial Bank Co., Ltd., Cathay United Bank, Chinatrust Commercial Bank, Hua Nan Commercial Bank, Ltd. and Land Bank of Taiwan, which we refer to in this section as the “Repaid DnB—Raymond et al. Loan”. The purpose of this loan was to finance part of the acquisition and construction cost of the Value and the Valence, and the facility is divided into two tranches, one for each vessel.

The interest rate under the Repaid DnB—Raymond et al. Loan was LIBOR plus an agreed margin. The loan provided that the borrowers repay the loan by 28 consecutive quarterly installments, the first 27 (1-27) in the amount of $1.4 million per tranche each, commencing at the time of delivery of the vessels, and a final installment in the amount of $1.4 million, together with a balloon payment of $38.2 million per tranche.

The obligations under the Repaid DnB—Raymond et al. Loan were guaranteed by Costamare Inc. and were secured by a first priority mortgage over the vessels, charter assignments, account assignments, master agreement assignment and general assignments of earnings, insurances and requisition compensation.

The Repaid DNB-Raymond et al. Loan was repaid in the third quarter of 2019 from proceeds of the Raymond et al. Loan.

Guarantees of Framework Deed Entity Indebtedness

Costamare Inc. has agreed to guarantee 100% of the debt of Ainsley Maritime Co., Ambrose Maritime Co., Skerrett Maritime Co., Kemp Maritime Co. and Hyde Maritime Co., which were formed under the Framework Deed and own the vessels Cape Kortia, Cape Sounio, Cape Artemisio, Cape Akritas and Cape Tainaro, respectively. As at December 31, 2019, Costamare Inc. has guaranteed $67.0 million of debt relating to Ainsley Maritime Co., $36.1 million of debt relating to Ambrose Maritime Co., $36.8 million of debt relating to Skerrett Maritime Co., $35.1 million of debt relating to Kemp Maritime Co. and $65.0 million relating to Hyde Maritime Co. Furthermore, in January 2020 the debt relating to Ambrose Maritime Co. and Skerrett Maritime Co. has been refinanced and the new debt amounts for which Costamare Inc. offers its guarantee were $67.5 million and $65.0 million, respectively, on the date of the drawdowns. Moreover, in February 2020 the debt relating to Kemp Maritime Co. has been refinanced and the new debt amount for which Costamare Inc. offers its guarantee was $65.0 million, on the date of the drawdown. As security for providing the guarantee, in the event that Costamare Inc. is required to pay under any guarantee, Costamare Inc. is entitled to acquire all of the shares in the entities for whose benefit the guarantee has been issued that it does not already own for nominal consideration. Costamare Inc. owns 25% of the capital stock of Ainsley Maritime Co., 25% of the capital stock of Ambrose Maritime Co., 49% of the capital stock of Skerrett Maritime Co., 49% of the capital stock of Kemp Maritime Co. and 49% of the capital stock of Hyde Maritime Co.

Covenants and Events of Default

The credit facilities impose certain operating and financial restrictions on us. These restrictions in our existing credit facilities generally limit Costamare Inc. and our subsidiaries’ ability to, among other things:

•	pay dividends if an event of default has occurred and is continuing or would occur as a result of the payment of such dividends;

•	purchase or otherwise acquire for value any shares of the subsidiaries’ capital;

•	make or repay loans or advances, other than repayment of the credit facilities;

•	make investments in other persons;

•	sell or transfer significant assets, including any vessel or vessels mortgaged under the credit facilities, to any person, including Costamare Inc. and our subsidiaries;

•	create liens on assets; or

•	allow the Konstantakopoulos family’s direct or indirect holding in Costamare Inc. to fall below 40% of the total issued share capital.

Our existing credit facilities also require Costamare Inc. and certain of our subsidiaries to maintain the aggregate of (a) the market value, primarily on an inclusive charter basis, of the mortgaged vessel or vessels and (b) the market value of any additional security provided to the lenders, above a percentage ranging between 105% to 130% of the then outstanding amount of the credit facility and any related swap exposure.

The minimum value covenant must be determined at the expense of the borrower at any such time as the lenders may request.

Costamare Inc. is required to maintain compliance with the following financial covenants to maintain minimum liquidity, minimum market value adjusted net worth, interest coverage and leverage ratios, as defined.

•	the ratio of our total liabilities (after deducting all cash and cash equivalents) to market value adjusted total assets (after deducting all cash and cash equivalents) may not exceed 0.75:1;

•	the ratio of EBITDA over net interest expense must be equal to or higher than 2.5:1;

•

the aggregate amount of all cash and cash equivalents may not be less than the greater of (i) $30 million or (ii) 3% of the total debt; provided, however, that under four of our credit facilities and capital leases, a minimum cash amount equal to 3% of the loan outstanding must be maintained in accounts with or pledged in favour of the lender;

•	the market value adjusted net worth must at all times exceed $500 million; and

•	the ratio of net funded debt to market value adjusted total assets must be less than 80% on a charter inclusive valuation basis.

Our credit facilities contain customary events of default, including nonpayment of principal or interest, breach of covenants or material inaccuracy of representations, default under other indebtedness in excess of a threshold and bankruptcy.

The Company is not in default under any of its credit facilities.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

The shipping industry is a capital intensive industry, requiring significant amounts of investment. Much of this investment is provided in the form of long-term debt. Our debt usually contains interest rates that fluctuate with the financial markets. Increasing interest rates could adversely impact future earnings.

Our interest expense is affected by changes in the general level of interest rates, particularly LIBOR. As an indication of the extent of our sensitivity to interest rate changes, an increase of

100 basis points would have decreased our net income and cash flows during the year ended December 31, 2019 by approximately $6.4 million based upon our debt level during 2019.

For more information on our interest rate risk see “Item 11. Quantitative and Qualitative Disclosures About Market Risk—A. Quantitative Information About Market Risk—Interest Rate Risk”.

Interest Rate Swaps

We have entered into interest rate swap agreements converting floating interest rate exposure into fixed interest rates in order to economically hedge our exposure to fluctuations in prevailing market interest rates. For more information on our interest rate swap agreements, refer to Notes 2, 18, 19 and 20 to our financial statements included at the end of this annual report.

Foreign Currency Exchange Risk

We generate all of our revenue in U.S. dollars, but a substantial portion of our vessel operating expenses, primarily crew wages, are in currencies other than U.S. dollars (mainly in Euro), and any gain or loss we incur as a result of the U.S. dollar fluctuating in value against those currencies is included in vessel operating expenses. As of December 31, 2019, approximately 20% of our outstanding accounts payable were denominated in currencies other than the U.S. dollar (mainly in Euro). We hold cash and cash equivalents mainly in U.S. dollars.

As of December 31, 2019, the Company was engaged in three Euro/U.S. dollar contracts totaling $6.0 million at an average forward rate of Euro/U.S. dollar 1.1037, expiring in monthly intervals up to March 2020.

As of December 31, 2018, the Company was engaged in five Euro/U.S. dollar contracts totaling 10.0 million at an average forward rate of Euro/U.S. dollar 1.1514, expiring in monthly intervals up to May 2019.

As of December 31, 2017, the Company was engaged in 2 Euro/U.S. dollar contracts totaling $4.0 million at an average forward rate of Euro/U.S. dollar 1.1682, expiring in monthly intervals up to February 2018.

We recognize these financial instruments on our balance sheet at their fair value. These foreign currency forward contracts do not qualify as hedging instruments, and thus we recognize changes in their fair value in our earnings.

Capital Expenditures

As of December 31, 2019, we had outstanding equity commitments of $54.6 million in the aggregate, consisting of payments (i) upon each vessel’s delivery from the shipyard in relation to the five vessels under construction, payable until the vessels’ delivery, expected between the third quarter of 2020 and the second quarter of 2021, while approximately $0.4 billion in total is financed through a financial institution, (ii) in relation to the construction and installation of scrubbers in ten of our existing vessels, while an amount of $18.0 million for five of them is financed and (iii) in relation to the balance amount payable for the acquisition cost of one secondhand vessel.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of those financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses and related disclosure at the date of our financial statements. Actual results may differ from these estimates under different assumptions and conditions. Critical accounting policies are those that reflect significant judgments of uncertainties and potentially result in materially different results under different assumptions and conditions. We describe below what we believe are our most critical accounting policies, because they generally involve a comparatively higher degree of judgment in their application. For a description of all our significant accounting policies, see Note 2 to our consolidated financial statements included elsewhere in this annual report.

Vessel Impairment

The Company reviews its vessels for impairment whenever events or changes in circumstances indicate that the carrying amount of a vessel might not be recoverable. The Company considers information, such as vessel sales and purchases, business plans and overall market conditions in order to determine if an impairment might exist.

If the Company determines that an impairment indicator is present or if circumstances indicate that an impairment may exist, the Company then performs an analysis to determine whether an impairment loss should be recognized. The Company proceeds to Step 1 of the impairment analysis whereby it computes estimates of the future undiscounted net operating cash flows for each vessel based on assumptions regarding time charter rates, vessels’ operating expenses, vessels’ capital expenditures, vessels’ residual value, fleet utilization and the estimated remaining useful life of each vessel. The future undiscounted net operating cash flows are determined as the sum of (x) (i) the charter revenues from existing time charters for the fixed fleet days and (ii) an estimated daily time charter rate for the unfixed days (based on the most recent ten year historical average rates, after eliminating outliers, and without adjustment for any growth rate) over the remaining estimated life of the vessel assuming fleet utilization of 99.5% (excluding the scheduled off-hire days for planned dry-dockings and special surveys which are determined separately ranging from 12 to 30 days depending on the size and age of each vessel), less (y) (i) expected outflows for vessels’ operating expenses assuming an expected increase in expenses of 2.50%, based on management’s estimates taking into consideration the Company’s historical data, (ii) planned dry-docking and special survey expenditures and (iii) management fees expenditures. Charter rates for container shipping vessels are cyclical and subject to significant volatility based on factors beyond our control. Therefore, we consider the most recent ten-year historical average, after eliminating outliers, to be a reasonable estimation of expected future charter rates over the remaining useful life of our vessels. We define outliers as index values provided by an independent, third party maritime research services provider. Given the spread of rates between peaks and troughs over the decade, we believe the most recent ten-year historical average rates, after eliminating outliers, provide a fair estimate in determining a rate for long-term forecasts. The salvage value used in the impairment test is estimated at $0.300 per light weight ton in accordance with the vessels’ depreciation policy. The assumptions used to develop estimates of future undiscounted net operating cash flows are based on historical trends as well as future expectations. If those future undiscounted net operating cash flows are greater than a vessel’s carrying value, there are no impairment indications for such vessel. If those future undiscounted net operating cash flows are less than a vessel’s carrying value, the Company proceeds to Step 2 of the impairment analysis for such vessel.

In Step 2 of the impairment analysis, the Company determines the fair value of the vessels that failed Step 1 of the impairment analysis, based on management estimates and assumptions, making use of available market data and taking into consideration third party valuations. Therefore, we have categorized the fair value of the vessels as Level 2 in the fair value hierarchy. The difference between the carrying value of the vessels that failed Step 1 of the impairment analysis and their fair value as calculated in Step 2 of the impairment analysis is recognized in the Company’s accounts as impairment loss.

The economic and market conditions as at December 31, 2018 and 2019, including the significant disruptions in the global credit markets in the prior years, had broad effects on participants in a wide variety of industries. Time charter rates improved in the first half of 2018, but subsequently fell towards the end of 2018 to approximately the same levels as in the beginning of the year. In 2019, time charter rates improved considerably, especially for vessels bigger than 6,000 TEU, approaching levels last achieved in 2011. A similar pattern occurred in the evolution of secondhand prices during 2019, whereas prices for vessels larger than 6,000 TEU and younger than 10 years old increased in line with time charter rates. In 2019, demand for containerships increased only by 1.7%, while the supply of containerships exceeded demand by 2.3%, a condition which, all other things being equal, is an indicator of possible impairment.

The review of the carrying amounts in connection with the estimated recoverable amount of our vessels as of December 31, 2019 resulted in an impairment loss of $3.0 million in relation to two of our vessels. As of December 31, 2017 and 2018 our assessment concluded that $18.0 million and nil, respectively, of impairment loss should be recorded.

As noted above, we determine projected cash flows for unfixed days using an estimated daily time charter rate based on the most recent 10 year historical average rates, after eliminating outliers. However, charter rates are subject to change based on a variety of factors that we cannot control and we note that charter rates over the last few years have been, on average, below their historical 10 year average. If, as at December 31, 2018 and 2019, we were to utilize an estimated daily time charter equivalent for our vessels’ unfixed days based on the most recent five year, three year or one year historical average rates without adjusting for inflation (or another growth assumption), the impact would be the following:

	December 31, 2018		December 31, 2019
	No. of Vessels (*)	Amount ($ US Million) (**)	No. of Vessels (*)	Amount ($ US Million) (**)
5-year historical average rate.	2	$19.7	2	$16.3
3-year historical average rate.	6	$66.6	10	$82.7
1-year historical average rate.	11	$124.3	8	$59.1

(*)	Number of vessels the carrying value of which would not have been recovered.

(**)	Aggregate carrying value that would not have been recovered.

In addition to the two step impairment analysis, the Company also conducts a separate internal analysis. This analysis uses a discounted cash flow model utilizing inputs and assumptions based on market observations as of December 31, 2019, and suggests that 27 of our 60 vessels in the water may have current market values below their carrying values (32 of our 62 vessels in the water as at December 31, 2018). However, we believe that, with respect to these 27 vessels, we will recover their carrying values through the end of their useful lives, based on their undiscounted cash flows.

Although we believe that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective. There can be no assurance as to how long charter rates and vessel values will remain at their current low levels or whether they will improve by any significant degree. Charter rates may remain at depressed levels for some time which could adversely affect our revenue, profitability and future assessments of vessel impairment.

While the Company intends to continue to hold and operate its vessels, the following table presents information with respect to the carrying amount of the Company’s vessels and indicates whether their estimated market values based on our internal discounted cash flow analysis are below their carrying values as of December 31, 2019 and 2018. In preparing the table below, the Company used third party valuations and the following methodology. For vessels with charters expiring before December 31, 2020 (i.e. within 12 months after the date of the annual financial statements for the year ended December 31, 2019), the Company uses charter free third party valuations as at December 31, 2019. For all other vessels, the Company uses: (A) third party charter free valuations of each vessel at the earliest expiry date of the charter of each vessel (e.g., in determining the residual value of a 5-year old vessel with a time charter having its earliest expiry date five years after the date of the annual financial statements, the third party valuation provides us with the charter free value of a 10-year old vessel with the same technical characteristics and specifications, which is representative of the residual value of the vessel at the earliest expiry date of its respective time charter) discounted to December 31, 2019 plus (B) the discounted future cash flow from the charter of each vessel until the earliest expiry date of that charter.

The carrying value of each of the Company’s vessels does not necessarily represent its fair value or the amount that could be obtained if the vessel were sold. The Company’s estimates of fair values (under our internal analysis) assume that the vessels are all in good and seaworthy condition without need for repair and, if inspected, would be certified as being in class without recommendations of any kind. In addition, because vessel values are highly volatile, these estimates may not be indicative of either the current or future prices that the Company could achieve if it were to sell any of the vessels. The Company would not record impairment for any of the vessels for which the estimated fair value is below its carrying value unless and until the Company either determines to sell the vessel for a loss or determines that the vessel’s carrying amount is not recoverable under Step 2 of the impairment analysis. For the vessels with estimated fair values lower than their carrying values, we believe that such differences will be recoverable throughout the useful lives of such vessels.

	Vessel	Capacity (TEU)	Built	Acquisition Date	Carrying Value December 31, 2018 ($ US Million)(1)	Carrying Value December 31, 2019 ($ US Million)(1)

1	Triton	14,424	2016	November 2018	113.5	109.8

2	Titan	14,424	2016	November 2018	114.0	110.4

3	Talos	14,424	2016	November 2018	114.5	110.8

4	Taurus	14,424	2016	November 2018	114.3	110.7

5	Theseus	14,424	2016	November 2018	114.6	111.0

6	Cosco Hellas*,**	9,469	2006	July 2006	62.1	59.1

7	Cosco Guangzhou*,**	9,469	2006	February 2006	60.5	57.5

8	Cosco Beijing*,**	9,469	2006	June 2006	61.3	58.3

9	Cosco Yantian*,**	9,469	2006	April 2006	61.4	58.4

10	Cosco Ningbo*,**	9,469	2006	March 2006	60.9	57.9

11	MSC Azov	9,403	2014	January 2014	73.0	79.7

12	MSC Ajaccio	9,403	2014	March 2014	73.4	87.7

13	MSC Amalfi	9,403	2014	April 2014	73.7	80.7

14	MSC Athens	8,827	2013	March 2013	71.5	76.8

15	MSC Athos	8,827	2013	April 2013	70.7	76.1

16	Valor*	8,827	2013	June 2013	82.4	79.3

17	Value*	8,827	2013	June 2013	82.4	79.3

18	Valiant*	8,827	2013	August 2013	83.4	80.3

19	Valence	8,827	2013	September 2013	83.7	80.6

20	Vantage	8,827	2013	November 2013	83.7	80.6

21	Navarino*,**	8,531	2010	May 2010	90.6	86.7

22	Maersk Kleven	8,044	1996	September 2018	15.1	14.4

23	Maersk Kotka	8,044	1996	September 2018	14.8	14.1

24	Maersk Kowloon	7,471	2005	May 2017	14.4	13.9

25	Kure*,**	7,403	1996	December 2007	45.7	40.6

26	Kokura*,**	7,403	1997	February 2008	48.5	43.6

27	Maersk Kawasaki*,**	7,403	1997	December 2007	48.9	44.0

28	MSC Methoni*,**	6,724	2003	October 2011	45.3	42.4

29	Sealand Michigan*,**	6,648	2000	October 2000	28.8	26.9

30	Sealand Illinois*,**	6,648	2000	December 2000	28.9	27.0

31	York*,**	6,648	2000	May 2000	27.6	25.7

32	Sealand Washington*,**	6,648	2000	August 2000	28.2	26.4

33	Maersk Kobe*,**	6,648	2000	June 2000	27.8	26.0

34	Maersk Kalamata*,**	6,644	2003	June 2003	37.0	34.9

35	Maersk Kingston*,**	6,644	2003	April 2003	37.3	35.0

36	Maersk Kolkata*,**	6,644	2003	January 2003	36.4	34.2

37	Venetiko*,**	5,928	2003	January 2013	18.2	17.4

38	Zim Shanghai*,**	4,992	2002	October 2002	26.5	24.8

39	Zim New York*,**	4,992	2002	September 2002	26.3	24.7

40	Piraeus(2),(3),*	4,992	2004	May 2004	26.4	—

	Vessel	Capacity (TEU)	Built	Acquisition Date	Carrying Value December 31, 2018 ($ US Million)(1)	Carrying Value December 31, 2019 ($ US Million)(1)

41	Leonidio	4,957	2014	May 2017	21.1	19.5

42	Kyparissia	4,957	2014	May 2017	21.1	19.5

43	Megalopolis	4,957	2013	July 2018	24.7	23.8

44	Marathopolis	4,957	2013	July 2018	24.8	23.9

45	Halifax Express*,**	4,890	2000	November 2000	23.2	21.5

46	Oakland Express*,**	4,890	2000	October 2000	22.9	21.2

47	Singapore Express*,**	4,890	2000	August 2000	22.5	20.9

48	Vulpecula	4,258	2010	December 2019	—	10.5

49	Volans	4,258	2010	December 2019	—	10.5

51	Vela	4,258	2009	December 2019	—	9.5

51	Ulsan*,**	4,132	2002	February 2012	22.3	20.9

52	Lakonia	2,586	2004	December 2014	7.6	7.9

53	Etoile	2,556	2005	November 2017	9.6	9.3

54	Areopolis	2,474	2000	May 2014	6.2	6.0

55	Messini*,**	2,458	1997	August 2012	5.8	5.5

56	Reunion (ex. MSC Reunion)(2)	2,024	1992	March 2011	3.6	—

57	Namibia II (ex. MSC Namibia II)(2)	2,023	1991	March 2011	3.6	—

58	Sierra II (ex. MSC Sierra II)(2)	2,023	1991	March 2011	3.6	—

59	MSC Pylos(2),(3)	2,020	1991	January 2011	—	—

60	Neapolis*,(4)	1,645	2000	April 2014	5.2	—

61	Prosper*,**	1,504	1996	March 2011	6.4	5.8

62	Michigan	1,300	2008	April 2018	9.1	7.2

63	Trader	1,300	2008	April 2018	9.1	7.2

64	Zagora(4)	1,162	1995	January 2011	2.6	—

65	Luebeck	1,078	2001	August 2012	4.3	4.1

				TOTAL	2,587.0	2,502.4

(1)	For impairment test calculation, Carrying Value includes the unamortized balance of dry-docking cost as at December 31, 2018 and 2019.

(2)	Vessels sold during 2019.

(3)	As of December 31, 2018, the vessel was classified as held for sale.

(4)	As of December 31, 2019, the vessel was classified as held for sale.

*

Indicates container vessels which we believe, as of December 31, 2018, may have fair values below their carrying values. As of December 31, 2018, we believe that the aggregate carrying value of these 32 vessels was $437.0 million more than their market value.

**

Indicates container vessels which we believe, as of December 31, 2019, may have fair values below their carrying values. As of December 31, 2019, we believe that the aggregate carrying value of these 27 vessels was $399.9 million more than their market value.

Vessels are stated at cost, which consists of the contract price and any material expenses incurred upon acquisition (initial repairs, improvements and delivery expenses, interest and on-site supervision costs incurred during the construction periods). Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels.

Vessel Lives and Depreciation

We depreciate our vessels based on a straight-line basis over the estimated economic lives assigned to each vessel, which is currently 30 years from the date of their initial delivery from the shipyard, which we believe is within industry standards and represents the most reasonable useful life for each of our vessels. Depreciation is based on the cost of the vessel less its estimated residual value which is equal to the product of vessels’ lightweight tonnage and estimated scrap rate ($300 per lightweight ton). Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful lives. A decrease in the residual value of the Company’s vessels or a decrease in the estimated economic lives assigned to the Company’s vessels due to unforeseen events (such as an extended period of weak markets, the broad imposition of age restrictions by the Company’s customers, new regulations, or other future events) which could result in a reduction of the estimated useful lives of any affected vessels may lead to higher depreciation charges and/or impairment losses in future periods for the affected vessels. We examine the prospect and the timing of each vessel sale for demolition opportunistically and on a case by case basis. The decision to sell a specific vessel for demolition depends on the prospects of the vessel to secure employment, the estimated cost of maintaining the vessel, the available financing and the price of scrap.

Voyage Revenue Recognition

Revenues are generated from time charters and are usually paid 15 days in advance. Time charters with the same charterer are accounted for as separate agreements according to the terms and conditions of each agreement. Time charter revenues over the term of the time charter are recorded as service is provided, when they become fixed and determinable. Revenues from time charters providing for varying annual rates are accounted for as operating leases and thus recognized on a straight-line basis as the average revenue over the rental periods of such agreements, as service is performed. Some of our time charters provide that the charter rate will be adjusted to a market rate for the final months of their respective terms. For purposes of determining the straight-line revenue amount, we exclude these periods and treat the charter as expiring at the end of the last fixed rate period. A voyage is deemed to commence upon the completion of discharge of the vessel’s previous cargo and is deemed to end upon the completion of discharge of the current cargo, provided an agreed non-cancelable time charter between the Company and the charterer is in existence, the charter rate is fixed or determinable and collectability is reasonably assured. Unearned revenue includes cash received prior to the balance sheet date for which all criteria to recognize as revenue have not been met, including any unearned revenue resulting from time charters providing for varying annual rates, which are accounted for on a straight-line basis. Unearned revenue also includes the unamortized balance of the liability associated with the acquisition of secondhand vessels with time charters attached that were acquired at values below fair market value at the date the acquisition agreement is consummated.

Derivative Financial Instruments

We enter into interest rate swap contracts to manage our exposure to fluctuations of interest rate risks associated with specific borrowings. Interest rate differentials paid or received under these swap agreements are recognized as part of interest expense related to the hedged debt. All derivatives are recognized in the consolidated financial statements at their fair value. On the inception date of the derivative contract, we designate the derivative as a hedge of a forecasted transaction or the variability of cash flow to be paid. Changes in the fair value of a derivative that is qualified, designated and highly effective as a cash flow hedge are recorded in other comprehensive income until earnings are affected by the forecasted transaction or the variability of cash flow and are then reported in earnings. Changes in the fair value of undesignated derivative instruments and the ineffective portion of designated derivative instruments are reported in earnings in the period in which those fair value changes have occurred. Realized gains or losses on early termination of the derivative instruments are also classified in earnings in the period of termination of the respective derivative instrument. We may redesignate an undesignated hedge after its inception as a hedge but then will consider its non-zero value at redesignation in its assessment of effectiveness of the cash flow hedge.

We formally document all relationships between hedging instruments and hedged terms, as well as the risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as cash flow hedges to specific forecasted transactions or variability of cash flow.

We also formally assess, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flow of hedged items. We consider a hedge to be highly effective if the change in fair value of the derivative hedging instrument is within 80% to 125% of the opposite change in the fair value of the hedged item attributable to the hedged risk. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, we discontinue hedge accounting prospectively, in accordance with ASC 815 “Derivatives and Hedging”.

We also enter into forward exchange rate contracts to manage our exposure to currency exchange risk on certain foreign currency liabilities. We have not designated these forward exchange rate contracts for hedge accounting.

Recent Accounting Pronouncements

See Note 2 to our consolidated financial statements included elsewhere in this annual report.

C. Research and Development, Patents and Licenses, etc.

We incur from time to time expenditures relating to inspections for acquiring new vessels. Such expenditures are insignificant and are expensed as they are incurred.

D. Trend Information

In 2019, total seaborne container trade demand grew at around 1.7% as the synchronized global economic recovery started to lose momentum. During the year, the trade dispute between China and United States escalated, with both countries imposing tariffs in selective imported goods. As a result, global trade lost momentum and business confidence and global capital expenditure declined.

Total containership supply grew at around 4% in 2019 as demolition activity fell over the year. However, the supply of large container vessels, with capacity of more than 12,000 TEU, continued to apply pressure throughout the industry. However, according to Clarkson Research 1.5% of total containership supply was absorbed by scrubber retrofits. As a result, time charter rates and values on average maintained their 2018 levels, but with the bigger and younger vessels performing substantially better.

Demand for containership transportation services especially for larger vessels increased during the year as liner companies started to prepare for the introduction of the IMO regulations. Idle fleet represented 6.1% of the total fleet at the end of 2019. However, since the first quarter of 2019, idle fleet includes vessels undergoing scrubber retrofit installations. For instance, out of the 1.4 million inactive TEU capacity, about 1 million TEU capacity is linked to vessels undergoing scrubber installations. With the exclusion of vessels linked to scrubber installations, idle fleet was 1.5%. As the majority of scrubber retrofit installations are taking place on vessels larger than 6,000 TEU, these types of vessels benefited the most and earned higher charter rates. Containership ordering in 2019 decreased to 789,000 TEU. Total order book remained historically low at 11% of the total fleet at the end of 2019; however, since 67% of the orderbook consisted of vessels larger than 12,000 TEU, if the improved containership demand is not sustainable there will be more negative pressure across the industry.

E. Off-Balance Sheet Arrangements

As of December 31, 2019, we did not have any off-balance sheet arrangements.

F. Tabular Disclosure of Capital Obligations

Our contractual obligations as of December 31, 2019 were:

	Payments Due by Period(5)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(Expressed in thousands of U.S. dollars)
Long-term debt obligations(1)	$1,564,759	$230,394	$418,539	$268,238	$647,588
Interest on long-term debt obligations(2)	346,197	66,065	107,006	80,067	93,059
Payments to our manager(3)	307,699	29,106	57,677	56,217	164,699
Other Obligations(4)	54,566	42,010	12,556	—	—

Total	$2,273,221	$367,575	$595,778	$404,522	$905,346

(1)	Includes obligations under capital leases and other financing arrangements.

(2)

We expect to be obligated to make the interest payments set forth in the above table with respect to our long-term debt obligations, capital leases and other financing arrangements. The interest payments are based on annual assumed all-in rates calculated for the unhedged portion of our debt obligations based on the forward yield curve and on the average yearly debt outstanding. With respect to interest payments under our lease obligations, these have been based on the repayment schedules agreed with the financing institution upon the commencement of the bareboat charters.

(3)

This amount assumes that we will cease paying our managers any fees in connection with the management of a vessel once the vessel exceeds 30 years of age, unless the vessel will exceed 30 years of age at the expiry of its current time charter, in which case we assume that we will pay the manager a fee for the management of that vessel until its charter expires.

Payments to our managers include (a) a daily management fee of $956 per day per vessel, (b) total of 1.25% fee on charter revenues earned and (c) total fees of $2.5 million. Payments to our manager exclude the value of the shares of our common stock issued to the manager in exchange for its services. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management and Services Agreements”. The above represent total fees paid to Costamare Shipping and Costamare Services.

(4)

This amount represents our share of the remaining equity commitments with regards to the five vessels under construction, equity payments in relation to the construction and installation of scrubbers in ten of our existing vessels and the remaining equity payment for one secondhand vessel that was delivered in January 2020.

(5)	These amounts exclude the following preferred stock dividend payment amounts (assuming that none of our preferred stock is redeemed in the next 5 years):

Total	Less than 1 year	1-3 years	3-5 years
(Expressed in thousands of U.S. dollars)
$156,344	$31,269	$62,538	$62,538

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers. The business address of each of our executive officers and directors listed below is 7 rue du Gabian, MC 98000 Monaco. Our telephone number at that address is +377 93 25 09 40. Our board of directors will be elected annually on a staggered basis, and each elected director will hold office for a three-year term. The following directors or nominees for director have been determined by our board of directors to be independent under the standards of the NYSE and the rules and regulations of the SEC: Vagn Lehd Møller and Charlotte Stratos. Officers are elected from time to time by vote of our board of directors and hold office until a successor is elected and qualified.

Name	Age	Position
Konstantinos Konstantakopoulos	50	Chief Executive Officer, Chairman of the Board and Class III Director
Gregory Zikos	51	Chief Financial Officer and Class II Director
Vagn Lehd Møller	73	Class II Director
Charlotte Stratos	65	Class III Director
Konstantinos Zacharatos	47	Class I Director
Anastassios Gabrielides	55	General Counsel and Secretary

The term of our Class I director expires in 2020, the term of our Class II directors expires in 2021 and the term of our Class III directors expires in 2022.

Konstantinos Konstantakopoulos is our Chief Executive Officer and Chairman of our board of directors. Mr. Konstantakopoulos also serves as President, Chief Executive Officer and a director of Costamare Shipping, our head manager, which he wholly owns. He also controls, together with members of his family, Costamare Services, a service provider to our vessel-owning subsidiaries. In 2005, Mr. Konstantakopoulos founded another of our managers, Shanghai Costamare, of which he is the controlling stockholder. Mr. Konstantakopoulos also owns, indirectly, 25% of C-Man Maritime, a vessel manning agency which he founded in 2006 and indirectly owns 50% of Blue Net which provides chartering brokerage services to our as well as to third party vessels. Mr. Konstantakopoulos has served on the board of directors of the Union of Greek Shipowners since 2006. Mr. Konstantakopoulos studied engineering at Université Paul Sabatier in France.

Gregory Zikos is our Chief Financial Officer and a member of our board of directors. Prior to joining us in 2007, Mr. Zikos was employed at DryShips, Inc., a public shipping company, as the Chief Financial Officer from 2006 to 2007. From 2004 to 2006, Mr. Zikos was employed with J&P Avax S.A., a real estate investment and construction company, where he was responsible for project and structured finance debt transactions. From 2000 to 2004, Mr. Zikos was employed at Citigroup (London), global corporate and investment banking group, where he was involved in numerous European leveraged and acquisition debt financing transactions. Mr. Zikos practiced law from 1994 to 1998, during which time he advised financial institutions and shipping companies in debt and acquisition transactions. Mr. Zikos holds an M.B.A. in finance from Cornell University, an LL.M. from the University of London King’s College, and a bachelor of laws, with merits, from the University of Athens.

Vagn Lehd Møller is a member of our board of directors. From 1963 to 2007, Mr. Møller worked with A.P. Møller-Maersk A/S where he eventually served as Executive Vice President and Chief Operations Officer of the world’s largest liner company, Maersk Line. Mr. Møller was instrumental in the purchase and integration of Sea-land Services by A.P. Møller-Maersk A/S in 2000 and of P&O Nedlloyd in 2005. Mr. Møller served on the board of directors of Scan Global Logistics A/S, a Danish based internal logistics company, as member (2011-2015) and chairman (2012-2015). Mr. Møller currently serves as chairman of the boards of Navadan ApS, a Danish company supplying tank cleaning systems and products, ZITON A/S and Jack-up InvestCo 2 A/S and is a member of the board of directors of Jack-up InvestCo 3 Plc., all being companies investing in jack-up vessels chartered to off-shore windmill companies. He also serves as a member of the board of The Survey Association A/S, a Danish based marine surveyor company.

Charlotte Stratos is a member of our board of directors. Since 2008, Ms. Stratos has served as a Senior Advisor to Morgan Stanley’s Investment Banking Division-Global Transportation team. From 1987 to 2007, Ms. Stratos served as Managing Director and Head of Global Greek Shipping for Calyon Corporate and Investment Bank of the Credit Agricole Group. From 1976 to 1987, Ms. Stratos served in various roles with Bankers Trust Company, including Advisor to the Shipping Department and Vice President of Greek shipping finance. From 2007 to 2017, Ms. Stratos served as an independent director for Hellenic Carriers Ltd. Ms. Stratos currently serves as an independent director of the Gyroscopic Fund, a hedge fund company and of Okeanis Eco Tankers Corp. a tanker owning company.

Konstantinos Zacharatos is a member of our board of directors. Mr. Zacharatos served as our General Counsel and Secretary until April 2013. Mr. Zacharatos has also served as the Vice Chairman of Shanghai Costamare since its incorporation in 2005. Mr. Zacharatos joined Costamare Shipping in 2000, became a member of the board of directors of Costamare Shipping in June 2010 and has also been responsible for the legal affairs of Costamare Shipping, Costamare Services, CIEL, Shanghai Costamare and C-Man Maritime. Mr. Zacharatos has previously been the legal adviser of Costaterra S.A., a Greek property company. Prior to joining Costamare Shipping and Costaterra S.A., Mr. Zacharatos was employed with Pagoropoulos & Associates, a law firm. Mr. Zacharatos holds an LL.M. and an LL.B. from the London School of Economics and Political Science.

Anastassios Gabrielides is our General Counsel and Secretary. Mr. Gabrielides has served as a director and secretary of Costamare Services since May 2013. Prior to joining us in 2013, Mr. Gabrielides worked for Allseas Marine S.A., a ship management company. From 2004 to 2011, Mr. Gabrielides served at the Hellenic Capital Markets Commission, the Greek securities regulator, first as Vice Chairman (2004 to 2009) and then as Chairman (2009 to 2011). Mr. Gabrielides practiced law in Athens from 1999 to 2004, specializing in securities, banking and finance and corporate law. Mr. Gabrielides also worked for the Alexander S. Onassis Foundation from 1991 to 1999 in various posts and was a member of the Executive Committee. Mr. Gabrielides has been a member of the board of supervisors of the European Securities and Markets Authority and has been a member of the Greek FIU. Mr. Gabrielides holds LL.M. degrees from Harvard Law School and the London School of Economics, a law degree from Athens University Law School, and a B.A. in economics from the American College of Greece, Deree College.

B. Compensation of Directors and Senior Management

Our independent non-executive directors receive annual fees in the amount of $65,000, plus reimbursement for their out-of-pocket expenses. Our non-independent directors and our officers do not receive additional compensation for their service as directors or officers. We do not have any service contracts with our non-executive directors that provide for benefits upon termination of their services.

We have four shore-based officers, our chairman and chief executive officer, our chief financial officer, our general counsel and secretary, and our chief operating officer. We do not pay any compensation to our officers for their services as directors. Our chief financial officer, our general counsel and secretary, and our chief operating officer are employed and are compensated for their services by Costamare Shipping and / or Costamare Services.

C. Board Practices

We have five members on our board of directors. The board of directors may change the number of directors to not less than three, nor more than 15, by a vote of a majority of the entire board. Each director shall be elected to serve until the third succeeding annual meeting of stockholders and until his or her successor shall have been duly elected and qualified, except in the event of death, resignation or removal. A vacancy on the board created by death, resignation, removal (which may only be for cause), or failure of the stockholders to elect the entire class of directors to be elected at any election of directors or for any other reason, may be filled only by an affirmative vote of a majority of the remaining directors then in office, even if less than a quorum, at any special meeting called for that purpose or at any regular meeting of the board of directors.

We are a “foreign private issuer” under the securities laws of the United States and the rules of the NYSE. Under the securities laws of the United States, “foreign private issuers” are subject to different disclosure requirements than U.S. domiciled registrants, as well as different financial reporting requirements. Under the NYSE rules, a “foreign private issuer” is subject to less stringent corporate governance requirements. Subject to certain exceptions, the rules of the NYSE permit a “foreign private issuer” to follow its home country practice in lieu of the listing requirements of the NYSE. In addition, members of the Konstantakopoulos family own, in the aggregate, a majority of our outstanding common stock. As a result, we are a “controlled company” within the meaning of the NYSE corporate governance standards. Under the NYSE rules, a company of which more than 50% of the voting power is held by another company or group is a “controlled company” and may elect not to comply with certain NYSE corporate governance requirements, including (1) the requirement that a majority of the board of directors consist of independent directors, (2) the requirement that the nominating committee be composed entirely of independent directors and have a written charter addressing the committee’s purpose and responsibilities, (3) the requirement that the compensation committee be composed entirely of independent directors and have a written charter addressing the committee’s purpose and responsibilities and (4) the requirement of an annual performance evaluation of the nominating and corporate governance and compensation committees. As permitted by these exemptions, as well as by our bylaws and the laws of the Marshall Islands, we currently have a board of directors with a majority of non-independent directors and a combined corporate governance, nominating and compensation committee with one non-independent director serving as a committee member. As a result, non-independent directors, including members of our management who also serve on our board of directors, may, among other things, fix the compensation of our management, make stock and option awards and resolve governance issues regarding our company. In addition, we currently have an audit committee composed solely of two independent committee members, whereas a domestic public company would be required to have three such independent members. Accordingly, in the future you may not have the same protections afforded to stockholders of companies that are subject to all of the NYSE corporate governance requirements.

Corporate Governance

The board of directors and our Company’s management engage in an ongoing review of our corporate governance practices in order to oversee our compliance with the applicable corporate governance rules of the NYSE and the SEC.

We have adopted a number of key documents that are the foundation of the Company’s corporate governance, including:

•	a Code of Business Conduct and Ethics for all officers and employees, which incorporates a Code of Ethics for directors and a Code of Conduct for corporate officers;

•	a Corporate Governance, Nominating and Compensation Committee Charter; and

•	an Audit Committee Charter.

These documents and other important information on our governance are posted on our website and may be viewed at http//www.costamare.com. We will also provide a paper copy of any of these documents upon the written request of a stockholder. Stockholders may direct their requests to the attention of our Secretary, Anastassios Gabrielides, 7 rue du Gabian, MC 98000 Monaco.

Committees of the Board of Directors

Audit Committee

Our audit committee consists of Vagn Lehd Møller and Charlotte Stratos. Ms. Stratos is the chairperson of the committee. The audit committee is responsible for:

•	the appointment, compensation, retention and oversight of independent auditors and approving any non-audit services performed by such auditors;

•

assisting the board in monitoring the integrity of our financial statements, the independent auditors’ qualifications and independence, the performance of the independent accountants and our internal audit function and our compliance with legal and regulatory requirements;

•

annually reviewing an independent auditors’ report describing the auditing firm’s internal quality-control procedures, and any material issues raised by the most recent internal quality control review, or peer review, of the auditing firm;

•	discussing the annual audited financial and quarterly statements with management and the independent auditors;

•	discussing earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies;

•	discussing policies with respect to risk assessment and risk management;

•	meeting separately, and periodically, with management, internal auditors and the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s responses;

•	setting clear hiring policies for employees or former employees of the independent auditors;

•	annually reviewing the adequacy of the audit committee’s written charter, the scope of the annual internal audit plan and the results of internal audits;

•	establishing procedures for the consideration of all related-party transactions, including matters involving potential conflicts of interest or potential usurpations of corporate opportunities;

•	reporting regularly to the full board of directors; and

•	handling such other matters that are specifically delegated to the audit committee by the board of directors from time to time.

Corporate Governance, Nominating and Compensation Committee

Our corporate governance, nominating and compensation committee consists of Konstantinos Konstantakopoulos, Vagn Lehd Møller and Charlotte Stratos. Mr. Konstantakopoulos is the chairman of the committee. The corporate governance, nominating and compensation committee is responsible for:

•

nominating candidates, consistent with criteria approved by the full board of directors, for the approval of the full board of directors to fill board vacancies as and when they arise, as well as putting in place plans for succession, in particular, of the chairman of the board of directors and executive officers;

•	selecting, or recommending that the full board of directors select, the director nominees for the next annual meeting of stockholders;

•	developing and recommending to the full board of directors corporate governance guidelines applicable to us and keeping such guidelines under review;

•	overseeing the evaluation of the board and management; and

•	handling such other matters that are specifically delegated to the corporate governance, nominating and compensation committee by the board of directors from time to time.

D. Employees

We have four shore-based officers, our chairman and chief executive officer, our chief financial officer, our general counsel and secretary, and our chief operating officer. We do not pay any compensation to our officers for their services as officers or directors. Our chief financial officer, our general counsel and secretary, and our chief operating officer are employed by and receive compensation for their services by Costamare Shipping and/or Costamare Services. As of

December 31, 2019, Costamare Shipping, Costamare Services and Shanghai Costamare employed approximately 140 people in total, all of whom were shore-based. As of December 31, 2019, approximately 1,700 seafarers were serving on our vessels. Our managers are responsible for recruiting, either directly or through manning agents, the officers and crew for our containerships that they manage. Recruiting is arranged directly through Costamare Shipping in Greece and indirectly through our related manning agent, C-Man Maritime, in the Philippines, as well as independent manning agents in Romania and Bulgaria. The officers and crew for our containerships managed by Shanghai Costamare are recruited indirectly through a local manning agent. The officers and crew for our containerships managed by V.Ships Greece are recruited in part through C-Man Maritime and in part through V.Ships Greece (which utilizes the global V.Group network) under the Co-operation Agreement. Vinnen and HanseContor use their manning agents for recruiting the officers and crew for our containerships that are under their management. We believe the streamlining of crewing arrangements through our managers ensures that all of our vessels will be crewed with experienced crews that have the qualifications and licenses required by international regulations and shipping conventions. We have not experienced any material work stoppages due to labor disagreements during the past three years.

E. Share Ownership

The common stock beneficially owned by our directors and executive officers and/or entities affiliated with these individuals is disclosed in “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders” below.

Equity Compensation Plans

We have not adopted any equity compensation plans.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table and the footnotes below set forth certain information regarding the beneficial ownership of our outstanding common stock and Preferred Stock as of February 25, 2020 held by:

•	each person or entity that we know beneficially owns 5% or more of our common stock;

•	each of our officers and directors; and

•	all our directors and officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. In general, a person who has voting power or investment power with respect to securities is treated as a beneficial owner of those securities.

Beneficial ownership does not necessarily imply that the named person has the economic or other benefits of ownership. For purposes of this table, shares subject to options, warrants or rights or shares exercisable within 60 days of February 25, 2020 are considered as beneficially owned by the person holding those options, warrants or rights. Each stockholder is entitled to one vote for each share held. The applicable percentage of ownership of each stockholder is based on 119,782,624 shares of common stock, 2,000,000 shares of Series B Preferred Stock, 4,000,000 Series C Preferred Stock, 4,000,000 Series D Preferred Stock and 4,600,000 Series E Preferred Stock outstanding as of February 25, 2020. Information for certain holders is based on their latest filings with the SEC or information delivered to us. Except as noted below, the address of all stockholders, officers and directors identified in the table and the accompanying footnotes below is in care of our principal executive offices.

Identity of Person or Group	Shares of Common Stock Beneficially Held
	Number of Shares	Percentage
Officers and Directors
Konstantinos Konstantakopoulos(1)	27,131,566	22.7%
Gregory Zikos	*
Konstantinos Zacharatos(2)
Vagn Lehd Moller	*
Charlotte Stratos
Anastassios Gabrielides(3)
All officers and directors as a group (six persons)	27,579,111	23.0%
5% Beneficial Owners
Achillefs Konstantakopoulos(4)	22,175,422	18.5%
Christos Konstantakopoulos(5)	20,601,588	17.2%

(1)

Konstantinos Konstantakopoulos, our chairman and chief executive officer, owns 11,498,285 shares of common stock directly and 15,633,281 shares of common stock indirectly through entities he controls. He also holds 40,000 shares of Series D Preferred Stock and 300,000 shares of Series E Preferred Stock through an entity he controls, or 1.0% and 6.5%, respectively, of the issued and outstanding shares of Series D Preferred Stock and Series E Preferred Stock, respectively.

(2)	Konstantinos Zacharatos holds less than 1% of our issued and outstanding Series B Preferred Stock and Series C Preferred Stock.

(3)	Anastassios Gabrielides, our General Counsel and Secretary, holds less than 1% of our issued and outstanding Series D Preferred Stock

(4)

Achillefs Konstantakopoulos, the brother of our chairman and chief executive officer, owns 11,039,718 shares of common stock directly and 11,135,704 shares of common stock indirectly through entities he controls. He also holds 30,203 shares of Series B Preferred Stock, 80,390 shares of Series C Preferred Stock and 102,300 shares of Series D Preferred Stock through an entity he controls, or 1.5%, 2.0% and 2.6% of the issued and outstanding shares of Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock, respectively. His immediate family also holds 31,350 shares of Series B Preferred Stock, or 1.6% of the issued and outstanding shares of Series B Preferred Stock.

(5)

Christos Konstantakopoulos, the brother of our chairman and chief executive officer, owns 11,274,356 shares of common stock directly and 9,327,232 shares of common stock indirectly through an entity he controls.

*	Owns less than 1% of our issued and outstanding common stock.

In November 2010, we completed a registered public offering of our shares of common stock and our common stock began trading on the NYSE. Our major stockholders have the same voting rights as our other stockholders. As of February 14, 2020, we had approximately 14,345 beneficial owners of our common stock.

Holders of our Preferred Stock generally have no voting rights except (1) in respect of amendments to the Articles of Incorporation which would adversely alter the preferences, powers or rights of the Preferred Stock or (2) in the event that the Company proposes to issue any parity stock if the cumulative dividends payable on outstanding Preferred Stock are in arrears or any senior stock. However, whenever dividends payable on the Preferred Stock are in arrears for six or more quarterly periods, whether or not consecutive, holders of Preferred Stock (voting together as a class with all other classes or series of parity stock upon which like voting rights have been conferred and are exercisable) will be entitled to elect one additional director to serve on our board of directors until such time as all accumulated and unpaid dividends on the Preferred Stock have been paid in full.

B. Related Party Transactions

Management Affiliations

Each of our containerships is currently managed by Costamare Shipping, which may subcontract certain services to other affiliated managers, or to V.Ships Greece or, subject to our consent, other third party sub-managers, pursuant to the Framework Agreement and one or more ship-management agreements between the relevant vessel-owning entity and the relevant manager. Our affiliated managers and Costamare Services are controlled by our chairman and chief executive officer and members of his family. In addition, Blue Net, a charter brokerage company which is 50% controlled by our chairman and chief executive officer, provides brokerage services to our vessels.

Management and Services Agreements

On November 2, 2015, we entered into the Framework Agreement with Costamare Shipping and our vessel-owning subsidiaries entered into the Services Agreement with Costamare Services, an affiliate of Costamare Shipping. On January 17, 2020, we amended and restated the Framework Agreement to allow Costamare Shipping to retain certain relevant payouts from insurance providers.

Costamare Shipping is the head manager for our containerships and provides us with general administrative services and certain commercial services pursuant to the Framework Agreement. Costamare Shipping, itself or through Shanghai Costamare, V.Ships Greece or in certain cases, subject to our consent, another third party sub-manager, provides our fleet of containerships with technical, crewing, commercial, provisioning, bunkering, sale and purchase, chartering, accounting, insurance and administrative services pursuant to the Framework Agreement and separate ship-management agreements between each of our vessel-owning subsidiaries and Costamare Shipping and, in certain cases, the relevant sub-manager. Costamare Services provides our vessel-owning subsidiaries with crewing, commercial and administrative services pursuant to the Services Agreement. Our managers are responsible for recruiting, either directly or through manning agents, the officers and crew for our containerships that they manage. Recruiting is arranged directly through Costamare Shipping in Greece and indirectly through our related manning agent, C-Man Maritime, in the Philippines, as well as independent manning agents in Romania and Bulgaria. The officers and crew for our containerships managed by Shanghai Costamare are recruited indirectly through a local manning agent. The officers and crew for our containerships managed by V.Ships Greece are recruited in part through C-Man Maritime and in part through V.Ships Greece (which utilizes the global V.Group network) under the Co-operation Agreement.

Reporting Structure

Our chairman and chief executive officer and our chief financial officer supervise, in conjunction with our board of directors, the management of our operations and the provision of services to our fleet by Costamare Shipping, Costamare Services and Shanghai Costamare, as well as any third party sub-managers, including V.Ships Greece, Vinnen and HanseContor. Costamare Shipping and Costamare Services report to us and our board of directors through our chairman and chief executive officer and chief financial officer, each of which is appointed by our board of directors.

Compensation of Our Manager and Services Provider

Costamare Shipping is providing us with general administrative services and certain commercial services as well as technical, crewing, commercial, provisioning, bunkering, sale and purchase, chartering, accounting, insurance and administrative services in respect of our containerships. Costamare Services provides our vessel-owning subsidiaries with crewing, commercial and administrative services pursuant to the Services Agreement.

In the event that Costamare Shipping or Costamare Services decide to delegate certain or all of the services they have agreed to perform under the Framework Agreement or the Services Agreement, respectively, either through (i) subcontracting to a sub-manager or sub-provider or (ii) by directing such sub-manager or sub-provider to enter into a direct agreement with the relevant vessel-owning subsidiary, then, in the case of subcontracting under (i), Costamare Shipping or Costamare Services, as applicable, will be responsible for paying the fee charged by the relevant sub-manager or sub-provider for providing such services and, in the case of a direct agreement under (ii), the fee received by Costamare Shipping or Costamare Services, as applicable, will be reduced by the fee payable to the sub-manager or sub-provider under the relevant direct agreement. As a result, these arrangements will not result in any increase in the aggregate management fees and services fees that we pay. In addition to management fees, we pay for any capital expenditures, financial costs, operating expenses and any general and administrative expenses, including payments to third parties, including specialist providers, in accordance with the Framework Agreement and the relevant separate ship-management agreements or supervision agreements.

Costamare Shipping received in 2019 and 2018 a fee of $956 per day pro rated for the calendar days we own each containership. This fee will be reduced to $478 per day for each containership subject to a bareboat charter. We also pay to Costamare Shipping a flat fee of $787,405 per newbuild vessel for the supervision of the construction of any newbuild vessel that we may contract. Costamare Shipping received in 2019 and 2018, a fee of 0.15% on all gross freight, demurrage, charter hire and ballast bonus or other income earned with respect to each containership in our fleet. Costamare Services received in 2019 and 2018 a fee of 0.60%, increased effective July 1, 2019 to a fee of 1.10%, on all gross freight, demurrage, charter hire and ballast bonus or other income earned with respect to each containership in our fleet and a quarterly fee of (i) $625,000 and (ii) an amount equal to the value of 149,600 shares, based on the average closing price of our common stock on the NYSE for the 10 days ending on the 30th day of the last month of each quarter; provided that Costamare Services may elect to receive 149,600 shares instead of the fee under (ii). We have reserved a number of shares of common stock to cover the fees to be paid to Costamare Services under (ii) through December 31, 2021. During the year ended December 31, 2018 and December 31, 2019, Costamare Shipping charged in aggregate to the companies established pursuant to the Framework Deed $6.4 million and $3.8 million, respectively, for services provided in accordance with the relevant management agreements. For each of the years ended December 31, 2019 and December 31, 2018, we paid aggregate fees of $2.5 million and issued in aggregate 598,400 shares to Costamare Services under the Services Agreement.

Term and Termination Rights

Subject to the termination rights described below, on December 31, 2019, the terms of the Framework Agreement and Service Agreement automatically renewed for another one-year period, and will automatically renew for five more consecutive one-year periods until December 31, 2025, at which point the agreement will expire. In addition to the termination provisions outlined below, we are able to terminate the Framework Agreement and Service Agreement, subject to a termination fee, by providing 12 months’ written notice to Costamare Shipping or Costamare Services, as applicable, that we wish to terminate the applicable agreement at the end of the then-current term.

Our Manager’s Termination Rights. Costamare Shipping or Costamare Services may terminate the Framework Agreement or Services Agreement, respectively, prior to the end of its term if:

•	any moneys payable by us under the applicable agreement have not been paid when due or if on demand within 20 business days of payment having been demanded;

•	if we materially breach the agreement and we have failed to cure such breach within 20 business days after we are given written notice from Costamare Shipping or Costamare Services, as applicable; or

•	there is a change of control of our Company or the vessel-owning subsidiaries, as applicable.

Our Termination Rights. We or our vessel-owning subsidiaries may terminate the Framework Agreement or the Services Agreement, respectively, prior to the end of its term in the following circumstances:

•

any moneys payable by Costamare Shipping or Costamare Services under or pursuant to the applicable agreement are not paid or accounted for within 10 business days after receiving written notice from us;

•	Costamare Shipping or Costamare Services, as applicable materially breaches the agreement and has failed to cure such breach within 20 business days after receiving written notice from us;

•	there is a change of control of Costamare Shipping or Costamare Services, as applicable; or

•	Costamare Shipping or Costamare Services, as applicable, is convicted of, enters a plea of guilty or nolo contendere with respect to, or enters into a plea bargain or settlement admitting guilt for a crime (including fraud), which conviction, plea bargain or settlement is demonstrably and materially injurious to Costamare, if such crime is not a misdemeanor and such crime has been committed solely and directly by an officer or director of Costamare Shipping or Costamare Services, as applicable, acting within the terms of its employment or office.

Mutual Termination Rights. Either we or Costamare Shipping may terminate the Framework Agreement, and either Costamare Services or our vessel-owning subsidiaries may terminate the Services Agreement if:

•

the other party ceases to conduct business, or all or substantially all of the equity interests, properties or assets of the other party are sold, seized or appropriated which, in the case of seizure or appropriation, is not discharged within 20 business days;

•

the other party files a petition under any bankruptcy law, makes an assignment for the benefit of its creditors, seeks relief under any law for the protection of debtors or adopts a plan of liquidation, or if a petition is filed against such party seeking to have it declared insolvent or bankrupt and such petition is not dismissed or stayed within 90 business days of its filing, or such party admits in writing its insolvency or its inability to pay its debts as they mature, or if an order is made for the appointment of a liquidator, manager, receiver or trustee of such party of all or a substantial part of its assets, or if an encumbrancer takes possession of or a receiver or trustee is appointed over the whole or any part of such party’s undertaking, property or assets or if an order is made or a resolution is passed for Costamare Shipping’s, Costamare Services’s or our winding up;

•

the other party is prevented from performing any obligations under the applicable agreement by any cause whatsoever of any nature or kind beyond the reasonable control of such party respectively for a period of two consecutive months or more (“Force Majeure”); or

•	in the case of the Framework Agreement, all supervision agreements and all ship-management agreements are terminated in accordance with their respective terms.

If Costamare Shipping or Costamare Services terminates the Framework Agreement or the Services Agreement, as applicable, for any reason other than Force Majeure, or if we terminate either agreement pursuant to our ability to terminate with 12 months’ written notice, we will be obliged to pay to Costamare Shipping or Costamare Services, as applicable, a termination fee equal to (a) the number of full years remaining prior to December 31, 2025, times (b) the aggregate fees due and payable to Costamare Shipping or Costamare Services, as applicable, during the 12-month period ending on the date of termination (without taking into account any reduction in fees under the Framework Agreement to reflect that certain obligations have been delegated to a sub-manager); provided that the termination fee will always be at least two times the aggregate fees over the 12-month period described above. In addition, the separate ship-management agreements to which our vessels are subject may be terminated by either us or the applicable manager if the vessel is sold, becomes a total loss or is requisitioned.

Non-competition

Costamare Shipping has agreed that during the term of the Framework Agreement, and Costamare Services has agreed that during the term of the Services Agreement, they will not provide similar services to any entity other than our subsidiaries and entities established pursuant to the Framework Deed and, in the case of Costamare Services, to entities affiliated with our chairman and chief executive officer, without our prior written approval, which we may provide under certain circumstances. We believe we will derive significant benefits from our exclusive relationship with Costamare Shipping and Costamare Services.

We have agreed that Costamare Shipping provide management services in respect of one vessel owned by our chairman and chief executive officer Konstantinos Konstantakopoulos. We have also agreed that Costamare Shipping may enter into an agreement with Marcas, a company which negotiates marine supply contracts on behalf of vessel owners and vessel management companies, in order to achieve the best possible service and price combination with suppliers for us. Any supplier brokerage fees that Marcas receives with respect to supplies purchased by our vessel-owning subsidiaries will be paid to Costamare Shipping, which will in turn be credited by Costamare Shipping to our vessel-owning entities against their respective vessels’ operating expenses. Our vessel-owning entities will pay the annual membership fee payable by Costamare Shipping to Marcas.

Shanghai Costamare is not contractually prohibited from providing management services to third parties. In the past, Shanghai Costamare has only provided services to third parties on a limited basis and there is no current plan to change that practice. Shanghai Costamare currently provides services to two Joint Venture vessels. The Co-operation Agreement anticipates that the Cell will continue to actively seek to provide ship-management services to third-party owners in order to capitalize on the ship-management expertise of the Cell and the economies of scale brought by the affiliation with V.Group.

Restrictive Covenant Agreements

Under the restrictive covenant agreements entered into with us, during the period of Konstantinos Konstantakopoulos’s and Konstantinos Zacharatos’s employment or service with us and for six months thereafter, each has agreed to restrictions on his ownership of any containerships and on the acquisition of any shareholding in a business involved in the ownership of containerships (such activities are referred to here as “the restricted activities”), subject to the exceptions described below.

Each of Konstantinos Konstantakopoulos and Konstantinos Zacharatos are permitted to engage in the restricted activities in the following circumstances: (a) pursuant to his involvement with us, (b) with respect to certain permitted acquisitions (as described below) and (c) pursuant to his passive ownership of up to, in the case of Konstantinos Konstantakopoulos, 19.99% of the outstanding voting securities of any publicly traded company, and in the case of Konstantinos Zacharatos, 20% of the outstanding voting securities of any publicly traded or private company, in each case that is engaged in the containership business.

As noted above, Konstantinos Konstantakopoulos and Konstantinos Zacharatos are permitted to engage in restricted activities with respect to two types of permitted acquisitions, including: (1) the acquisition of a containership or an acquisition or investment in a containership business, on terms and conditions that are not materially more favorable, than those first offered to us and refused by an independent conflicts committee of our directors, and/or (2) the acquisition of a business that includes containerships. Under this second type of permitted acquisition, we must be given the opportunity to buy the containerships or containership businesses included in the acquisition, in each case for its fair market value plus certain break-up costs.

Each of Konstantinos Konstantakopoulos and Konstantinos Zacharatos has also agreed that if one of our containerships and a containership majority-owned by him are both available and meet the criteria for an available charter, our containership will be offered such charter.

Registration Rights Agreement

We entered into a registration rights agreement with the stockholders named therein (the “Registration Rights Holders”) on November 3, 2010, pursuant to which we granted the Registration Rights Holders and their transferees the right, under certain circumstances and subject to certain restrictions to require us to register under the Securities Act shares of our common stock held by those persons. On November 27, 2015, the Company and the Registration Rights Holders entered into an amended and restated registration rights agreement to extend registration rights to Costamare Shipping and Costamare Services, each of which have received or may receive shares of our common stock as fee compensation under the Group Management Agreements (prior to November 2, 2015) or under the Services Agreement. Under the registration rights agreement, the Registration Rights Holders and their transferees have the right to request us to register the sale of shares held by them on their behalf and may require us to make available shelf registration statements permitting sales of shares into the market from time to time over an extended period. In addition, those persons have the ability to exercise certain piggyback registration rights in connection with registered offerings initiated by us. The Registration Rights Holders own a total of approximately 64 million shares entitled to these registration rights.

Trademark License Agreement

Under the trademark license agreement entered into with us on November 3, 2010, during the term of the Group Management Agreements and following its termination, and pursuant to the Addendum entered into on February 29, 2016, the term of the Framework Agreement, Costamare Shipping, one of our managers, has agreed to grant us a non-transferable, royalty free license and right to use the Costamare Inc. trademarks, which consist of the name “COSTAMARE” and the Costamare logo in connection with the operation of our containership business. We will pay no additional consideration for this license and right. Costamare Shipping retains the right to use the trademarks in its own business or to maintain existing, or grant new, licenses or rights permitting any other person to use the trademarks; provided that in all such cases the use, maintenance or grant must be consistent with the license and right granted to us under the licensing agreement.

Grant of Rights and Issuance of Common Stock

On July 14, 2010, the Company offered all stockholders of record as of the close of business on July 14, 2010 (the “Record Date”), the right (collectively, the “Rights”) to subscribe for and purchase up to 32 shares of common stock, par value $0.0001 per share, for each share held by such stockholder as of the Record Date. The subscription price for each share purchased pursuant to the exercise of Rights was $0.10 per share.

On March 27, 2012, the Company completed a follow-on public equity offering in which we issued 7,500,000 shares at a public offering price of $14.10 per share. The net proceeds of the follow-on offering were $100.6 million. Members of the Konstantakopoulos family purchased 750,000 shares in the offering.

On October 19, 2012, the Company completed a second follow-on public equity offering in which we issued 7,000,000 shares at a public offering price of $14.00 per share. The net proceeds of the follow-on offering were $93.5 million. Members of the Konstantakopoulos family purchased 700,000 shares in the offering.

On July 6, 2016, we implemented the Dividend Reinvestment Plan. The Dividend Reinvestment Plan offers holders of our common stock the opportunity to purchase additional shares by having their cash dividends automatically reinvested in our common stock. For each of the quarters from the implementation of the Dividend Reinvestment Plan until February 25, 2020, members of the Konstantakopoulos family have each reinvested in full or in part their cash dividends, receiving an aggregate of 13,240,645 shares.

On December 5, 2016, the Company completed a follow-on public equity offering in which we issued 12,000,000 shares of common stock at a public offering price of $6.00 per share. The net proceeds of this offering were $69.0 million. Members of the Konstantakopoulos family purchased 1,666,666 shares in the offering.

On May 31, 2017, the Company completed a follow-on public equity offering in which we issued 13,500,000 shares of common stock at a public offering price of $7.10 per share. The net proceeds of this offering were $91.68 million. Members of the Konstantakopoulos family purchased 1,408,451 shares in the offering.

On November 12, 2018, we entered into a Share Purchase Agreement with York to acquire the ownership interest held by York in five Joint Venture entities, which had been formed pursuant to the Framework Deed. The Share Purchase Agreement permitted us, upon serving a share settlement notice at any time within six months from February 8, 2019, to elect to pay a portion of the consideration under the Share Purchase Agreement in our common stock. On July 25, 2019, we issued 2,883,015 shares of common stock to York at an effective issuance price of $4.72 per share, which then sold the shares to Kent Maritime Investments S.A. (a company wholly owned by our chairman and chief executive officer, Konstantinos Konstantakopoulos), effective July 26, 2019.

Other Transactions

Konstantinos Konstantakopoulos owns one containership vessel (which is comparable to four of our vessels) and holds a passive interest in certain companies that own five containerships comparable to 11 of our vessels (including two vessels acquired under the Framework Deed), has agreed to participate in a company that will acquire one container vessel (which is comparable to ten of our vessels) and may acquire additional vessels. Konstantinos Zacharatos holds a passive minority interest in certain companies that own two containerships comparable to six of our vessels (including one vessel acquired under the Framework Deed) and may acquire additional vessels. These vessels may compete with the Company’s vessels for chartering opportunities. These investments were entered into in accordance with the terms of the restrictive covenant agreements referenced above following the review and approval of our Audit Committee and Board of Directors.

On January 7, 2013, Costamare Shipping entered into the Co-operation Agreement with V.Ships Greece, pursuant to which the two companies established the Cell under V.Ships Greece. See “Item 4. Information on the Company—B. Business Overview—Management of Our Fleet”. The Co-operation Agreement anticipates that the Cell will actively seek to provide ship-management services to third-party owners in order to capitalize on the ship-management expertise of the Cell and the economies of scale brought by the affiliation with V.Group.

Under the Framework Deed entered into on May 15, 2013, as amended and restated on May 18, 2015 and as further amended on June 12, 2018, we have agreed with York to jointly invest in newbuild and secondhand container vessels through jointly held companies in which we hold a minority stake. The joint venture established by the Framework Deed is expected to be each party’s exclusive joint venture for the acquisition of vessels in the containership industry during the commitment period ending May 15, 2020, unless terminated earlier in certain circumstances (although we may acquire vessels outside the joint venture where York rejects a vessel acquisition opportunity). If York decides to participate in a new vessel acquisition, we will hold a 25% to 75% equity interest in such vessel. As part of the Framework Deed, we hold a minority stake in the existing Joint Venture vessels and expect to hold a stake of 25% to 75% in future Joint Venture vessels. 10 of our containerships have been acquired pursuant to the Framework Deed. Each vessel is a cellular containership, meaning it is a dedicated container vessel. See “Item 4. Information on the Company—B. Business Overview—Our Fleet, Acquisitions and Vessels Under Construction”.

Costamare Shipping has entered into separate management agreements with each Joint Venture entity pursuant to which Costamare Shipping provides technical, crewing, commercial, provisioning, bunkering, accounting, sale and purchase, insurance and general and administrative services directly or through Shanghai Costamare or V.Ships Greece as sub-managers, provided that Shanghai Costamare or V.Ships Greece may be directed to enter into a direct management agreement with each Joint Venture entity and, in respect of the vessels under construction, into a supervision agreement with the respective Joint Venture entity. During the year ended December 31, 2018, Costamare Shipping charged in aggregate to Joint Venture entities the amount of $6.4 million for services provided in accordance with the respective management agreements.

On January 1, 2018, Costamare Shipping entered into the Brokerage Agreement with Blue Net, as amended from time to time, which provides chartering brokerage services to our vessels and to the vessels acquired pursuant to the Framework Deed, as well as to other third party vessels. Our chairman and chief executive officer, Konstantinos Konstantakopoulos, indirectly controls 50% of Blue Net.

Procedures for Review and Approval of Related Party Transactions

Related party transactions, which for purposes of review and approval, means transactions in which the Company or one of its subsidiaries is a participant and any of the Company’s directors, nominees for director, executive officers, employees, significant stockholders or members of their immediate families (other than immediate family members of employees who are not executive officers) have a direct or indirect interest, will be subject to review and approval or ratification by the board of directors and the audit committee, and will be evaluated pursuant to procedures established by the board of directors.

Where appropriate, such transactions will be subject to the approval of our independent directors, including appropriate matters arising under the Framework Agreement and Services Agreement, including the amendment and restatement of such agreement and any other agreements with entities controlled by our chairman and chief executive officer.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements” below.

Legal Proceedings

We have not been involved in any legal proceedings that we believe may have a significant effect on our business, financial position, results of operations or liquidity, and we are not aware of any proceedings that are pending or threatened that may have a material effect on our business, financial position, results of operations or liquidity. From time to time, we may be subject to legal proceedings and claims in the ordinary course of business, principally property damage and personal injury claims. We expect that these claims would be covered by insurance, subject to customary deductibles. However, those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

Preferred Stock Dividend Requirements

Dividends on Preferred Stock are payable quarterly on each of January 15, April 15, July 15 and October 15, as and if declared by our board of directors out of legally available funds for such purpose. The dividend rate for the Series B Preferred Stock is 7.625% per annum per $25.00 of liquidation preference per share (equal to $1.90625 per annum per share). The dividend rate for the Series C Preferred Stock is 8.50% per annum per $25.00 of liquidation preference per share (equal to $2.125 per annum per share). The dividend rate for the Series D Preferred Stock is 8.75% per annum per $25.00 of liquidation preference per share (equal to $2.1875 per annum per share). The dividend rate for the Series E Preferred Stock is 8.875% per annum per $25.00 of liquidation preference per share (equal to $2.21875 per annum per share). The dividend rates are not subject to adjustment.

We paid dividends to holders of our Series B Preferred Stock of $0.3654 per share on October 15, 2013 and $0.476563 per share on January 15, 2014, April 15, 2014, July 15, 2014, October 15, 2014, January 15, 2015, April 15, 2015, July 15, 2015, October 15, 2015, January 15, 2016, April 15, 2016, July 15, 2016, October 17, 2016, January 17, 2017, April 17, 2017, July 17, 2017, October 16, 2017, January 16, 2018, April 16, 2018, July 16, 2018, October 15, 2018, January 15, 2019, April 15, 2019, July 15, 2019, October 15, 2019 and January 15, 2020. We paid dividends to holders of our Series C Preferred Stock of $0.495833 per share on April 15, 2014 and $0.531250 per share on July 15, 2014, October 15, 2014, January 15, 2015, April 15, 2015, July 15, 2015, October 15, 2015, January 15, 2016, April 15, 2016, July 15, 2016, October 17, 2016, January 17, 2017, April 17, 2017, July 17, 2017, October 16, 2017, January 16, 2018, April 16, 2018, July 16, 2018, October 15, 2018, January 15, 2019, April 15, 2019, July 15, 2019, October 15, 2019 and January 15, 2020. We paid dividends to holders of our Series D Preferred Stock of $0.376736 per share on July 15, 2015 and $0.546875 per share on October 15, 2015 and January 15, 2016, April 15, 2016, July 15, 2016, October 17, 2016, January 17, 2017, April 17, 2017, July 17, 2017, October 16, 2017, January 16, 2018, April 16, 2018, July 16, 2018, October 15, 2018, January 15, 2019, April 15, 2019, July 15, 2019, October 15, 2019 and January 15, 2020. We paid dividends to holders of our Series E

Preferred Stock of $0.462240 per share on April 16, 2018 and $0.554688 per share on July 16, 2018, October 15, 2018, January 15, 2019, April 15, 2019, July 15, 2019, October 15, 2019 and January 15, 2020. Our Preferred Stock dividend payment obligations impact our future liquidity needs.

Common Stock Dividend Policy

We paid our first cash dividend since becoming a public company in November 2010 on February 4, 2011 in an amount of $0.25 per share of common stock. We have subsequently paid dividends to holders of our common stock of $0.25 per share on May 12, 2011 and August 9, 2011, $0.27 per share on November 7, 2011, February 8, 2012, May 9, 2012, August 7, 2012, November 6, 2012, February 13, 2013, May 8, 2013, August 7, 2013, November 6, 2013 and February 4, 2014, $0.28 per share on May 13, 2014, August 6, 2014, November 5, 2014 and February 4, 2015, $0.29 per share on May 6, 2015, August 5, 2015, November 4, 2015, February 4, 2016, May 4, 2016 and August 17, 2016 and $0.10 per share on November 4, 2016, February 6, 2017, May 8, 2017, August 7, 2017, November 6, 2017, February 6, 2018, May 8, 2018, August 8, 2018, November 8, 2018, February 7, 2019, May 8, 2019, August 7, 2019, November 7, 2019 and February 5, 2020.

On July 6, 2016, we implemented the Dividend Reinvestment Plan. The Dividend Reinvestment Plan offers holders of our common stock the opportunity to purchase additional shares by having their cash dividends automatically reinvested in our common stock. Participation in the Dividend Reinvestment Plan is optional, and shareholders who decide not to participate in the Dividend Reinvestment Plan will continue to receive cash dividends, as declared and paid in the usual manner. On February 7, 2019, May 8, 2019, August 7, 2019, November 7, 2019 and February 5, 2020, we issued 961,656 shares, 775,947 shares, 798,908 shares, 650,540 shares and 649,928 shares, respectively, pursuant to the Dividend Reinvestment Plan. Members of the Konstantakopoulos family have reinvested a substantial part of their cash dividends on each of the aforementioned dates.

We currently intend to pay dividends in amounts that will allow us to retain a portion of our cash flows to fund vessel, fleet or company acquisitions that we expect to be accretive to earnings, and cash flows and for debt repayment and dry-docking costs, as determined by management and our board of directors. Declaration and payment of any dividend is subject to the discretion of our board of directors and the requirements of Marshall Islands law. The timing and amount of dividend payments will be dependent upon our earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in our credit facilities, the provisions of Marshall Islands law affecting the payment of distributions to stockholders and other factors. We cannot assure you that we will pay regular quarterly dividends in the amounts stated above or elsewhere in this annual report, and dividends may be reduced or discontinued at any time at the discretion of our board of directors. Our ability to pay dividends may be limited by the amount of cash we can generate from operations following the payment of fees and expenses and the establishment of any reserves, as well as additional factors unrelated to our profitability. We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to make dividend payments.

Set out below is a table showing the dividends and distributions paid in 2015, 2016, 2017, 2018 and 2019.

	Year Ended December 31,
	2015	2016	2017	2018	2019	Total
	(Expressed in millions of U.S. dollars)

Common Stock dividends paid	$86.3	$53.9	$16.7	$20.9	$27.4	$205.2
Common Stock dividends paid in shares under the Dividend Reinvestment Plan	—	19.5	22.8	23.1	18.5	83.9
Preferred Stock dividends paid	16.0	21.1	21.1	28.3	31.3	117.8

Total	$102.3	$94.5	$60.6	$72.3	$77.2	$406.9

B. Significant Changes

See “Item 18. Financial Statements—Note 21. Subsequent Events” below.

ITEM 9. THE OFFER AND LISTING

Our common stock is listed for trading on the New York Stock Exchange under the symbol “CMRE”.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Under our articles of incorporation, our authorized capital stock consists of 1,000,000,000 shares of common stock, par value $0.0001 per share, of which, as of December 31, 2019, 119,132,696 shares were issued and outstanding, and 100,000,000 shares of preferred stock, par value $0.0001 per share, issuable in series of which, as of December 31, 2019: no shares of Series A Preferred Stock were issued and outstanding, although 10,000,000 shares have been designated Series A Participating Preferred Stock in connection with our adoption of a stockholder rights plan as described below under “—Stockholder Rights Plan”; 2,000,000 shares of Series B Preferred Stock were issued and outstanding; 4,000,000 shares of Series C Preferred Stock were issued and outstanding; 4,000,000 shares of Series D Preferred Stock were issued and outstanding; and 4,600,000 shares of Series E Preferred Stock were issued and outstanding. All of our shares of stock are in registered form.

Please see Note 14 to our financial statements included at the end of this annual report for a discussion of the recent history of our share capital.

B. Memorandum and Articles of Association

Our purpose, as stated in our articles of incorporation, is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the BCA. Our articles of incorporation and bylaws do not impose any limitations on the ownership rights of our stockholders.

Under our bylaws, annual stockholder meetings will be held at a time and place selected by our board of directors. The meetings may be held inside or outside of the Marshall Islands. Special meetings may be called by the chairman of the board of directors, the chief executive officer or a majority of the board of directors. Our board of directors may set a record date between 15 and 60 days before the date of any meeting to determine the stockholders that will be eligible to receive notice and vote at the meeting. Our bylaws permit stockholder action by unanimous written consent.

We are registered in the Republic of the Marshall Islands at The Trust Company of the Marshall Islands, Inc., Registrar of Corporation for non-resident corporations, under registration number 29593.

Directors

Under our bylaws, our directors are elected by a plurality of the votes cast at each annual meeting of the stockholders by the holders of shares entitled to vote in the election. There is no provision for cumulative voting.

Pursuant to the provisions of our bylaws, the board of directors may change the number of directors to not less than three, nor more than 15, by a vote of a majority of the entire board. Each director shall be elected to serve until the third succeeding annual meeting of stockholders and until his or her successor shall have been duly elected and qualified, except in the event of death, resignation or removal. A vacancy on the board created by death, resignation, removal (which may only be for cause), or failure of the stockholders to elect the entire class of directors to be elected at any election of directors or for any other reason may be filled only by an affirmative vote of a majority of the remaining directors then in office, even if less than a quorum, at any special meeting called for that purpose or at any regular meeting of the board of directors. The board of directors has the authority to fix the amounts which shall be payable to the non-employee members of our board of directors for attendance at any meeting or for services rendered to us.

Common Stock

Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of shares of common stock are entitled to receive ratably all dividends, if any, declared by our board of directors out of funds legally available for dividends. Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of our common stock will be entitled to receive pro rata our remaining assets available for distribution. Holders of common stock do not have conversion, redemption or preemptive rights to subscribe to any of our securities. All outstanding shares of common stock are fully paid and non-assessable. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of any shares of preferred stock which we may issue in the future. Our common stock is not subject to any sinking fund provisions and no holder of any shares will be required to make additional contributions of capital with respect to our shares in the future. There are no provisions in our articles of incorporation or bylaws discriminating against a stockholder because of his or her ownership of a particular number of shares.

We are not aware of any limitations on the rights to own our common stock, including rights of non-resident or foreign stockholders to hold or exercise voting rights on our common stock, imposed by foreign law or by our articles of incorporation or bylaws.

Preferred Stock

Our articles of incorporation authorize our board of directors, without any further vote or action by our stockholders, to issue up to 100,000,000 shares of blank check preferred stock, of which 10,000,000 shares have been designated Series A Participating Preferred Stock in connection with our adoption of a stockholder rights plan as described below under “—Stockholder Rights Plan”, 2,000,000 shares have been designated Series B Cumulative Redeemable Perpetual Preferred Stock, 4,000,000 shares have been designated Series C Cumulative Redeemable Perpetual Preferred Stock, 4,000,000 shares have been designated Series D Cumulative Redeemable Perpetual Preferred Stock and 4,600,000 shares have been designated Series E Cumulative Redeemable Perpetual Preferred Stock, and to determine, with respect to any series of preferred stock established by our board of directors, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series;

•	the preferences and relative, participating, option or other special rights, if any, and any qualifications, limitations or restrictions of such series; and

•	the voting rights, if any, of the holders of the series.

Stockholder Rights Plan

Each share of our common stock includes a right that entitles the holder to purchase from us a unit consisting of one-thousandth of a share of our Series A participating preferred stock at a purchase price of $25.00 per unit, subject to specified adjustments. The rights are issued pursuant to a stockholder rights agreement between us and American Stock Transfer & Trust Company, as rights agent. Until a right is exercised, the holder of a right will have no rights to vote or receive dividends or any other stockholder rights.

The rights may have anti-takeover effects. The rights will cause substantial dilution to any person or group that attempts to acquire us without the approval of our board of directors. As a result, the overall effect of the rights may be to render more difficult or discourage any attempt to acquire us. Because our board of directors can approve a redemption of the rights for a permitted offer, the rights should not interfere with a merger or other business combination approved by our board of directors. The adoption of the rights agreement was approved by our existing stockholders prior to our initial public offering in November 2010.

We have summarized the material terms and conditions of the rights agreement and the rights below. For a complete description of the rights, we encourage you to read the stockholder rights agreement, which we have filed as an exhibit to this annual report.

Detachment of rights

The rights are attached to all certificates representing our outstanding common stock and will attach to all common stock certificates we issue prior to the rights distribution date that we describe below. The rights are not exercisable until after the rights distribution date and will expire at the close of business on the tenth anniversary date of the adoption of the rights plan, unless we redeem or exchange them earlier as described below. The rights will separate from the common stock and a rights distribution date will occur, subject to specified exceptions, on the earlier of the following two dates:

•

10 days following the first public announcement that a person or group of affiliated or associated persons or an “acquiring person” has acquired or obtained the right to acquire beneficial ownership of 15% or more of our outstanding common stock; or

•	10 business days following the start of a tender or exchange offer that would result, if closed, in a person becoming an “acquiring person”.

Our controlling stockholders are excluded from the definition of “acquiring person” for purposes of the rights, and therefore their ownership or future share acquisitions cannot trigger the rights. Specified “inadvertent” owners that would otherwise become an acquiring person, including those who would have this designation as a result of repurchases of common stock by us, will not become acquiring persons as a result of those transactions.

Our board of directors may defer the rights distribution date in some circumstances, and some inadvertent acquisitions will not result in a person becoming an acquiring person if the person promptly divests itself of a sufficient number of shares of common stock.

Until the rights distribution date:

•	our common stock certificates will evidence the rights, and the rights will be transferable only with those certificates; and

•	any new shares of common stock will be issued with rights, and new certificates will contain a notation incorporating the rights agreement by reference.

As soon as practicable after the rights distribution date, the rights agent will mail certificates representing the rights to holders of record of common stock at the close of business on that date. As of the rights distribution date, only separate rights certificates will represent the rights.

We will not issue rights with any shares of common stock we issue after the rights distribution date, except as our board of directors may otherwise determine.

Flip-in event

A “flip-in event” will occur under the rights agreement when a person becomes an acquiring person. If a flip-in event occurs and we do not redeem the rights as described under the heading “—Redemption of rights” below, each right, other than any right that has become void, as described below, will become exercisable at the time it is no longer redeemable for the number of shares of common stock, or, in some cases, cash, property or other of our securities, having a current market price equal to two times the exercise price of such right.

If a flip-in event occurs, all rights that then are, or in some circumstances that were, beneficially owned by or transferred to an acquiring person or specified related parties will become void in the circumstances which the rights agreement specifies.

Flip-over event

A “flip-over event” will occur under the rights agreement when, at any time after a person has become an acquiring person:

•	we are acquired in a merger or other business combination transaction; or

•	50% or more of our assets, cash flows or earning power is sold or transferred.

If a flip-over event occurs, each holder of a right, other than any right that has become void as we describe under the heading “—Flip-in event” above, will have the right to receive the number of shares of common stock of the acquiring company having a current market price equal to two times the exercise price of such right.

Antidilution

The number of outstanding rights associated with our common stock is subject to adjustment for any stock split, stock dividend or subdivision, combination or reclassification of our common stock occurring prior to the rights distribution date. With some exceptions, the rights agreement does not require us to adjust the exercise price of the rights until cumulative adjustments amount to at least 1% of the exercise price. It also does not require us to issue fractional shares of our preferred stock that are not integral multiples of one one-hundredth of a share, and, instead, we may make a cash adjustment based on the market price of the common stock on the last trading date prior to the date of exercise. The rights agreement reserves us the right to require, prior to the occurrence of any flip-in event or flip-over event that, on any exercise of rights, a number of rights must be exercised so that we will issue only whole shares of stock.

Redemption of rights

At any time until 10 days after the date on which the occurrence of a flip-in event is first publicly announced, we may redeem the rights in whole, but not in part, at a redemption price of $0.01 per right. The redemption price is subject to adjustment for any stock split, stock dividend or similar transaction occurring before the date of redemption. At our option, we may pay that redemption price in cash, shares of common stock or any other consideration our board of directors may select. The rights are not exercisable after a flip-in event until they are no longer redeemable. If our board of directors timely orders the redemption of the rights, the rights will terminate on the effectiveness of that action.

Exchange of rights

We may, at our option, exchange the rights (other than rights owned by an acquiring person or an affiliate or an associate of an acquiring person, which have become void), in whole or in part. The exchange must be at an exchange ratio of one share of common stock per right, subject to specified adjustments at any time after the occurrence of a flip-in event and prior to:

•

any person other than our existing stockholder becoming the beneficial owner of common stock with voting power equal to 50% or more of the total voting power of all shares of common stock entitled to vote in the election of directors; or

•	the occurrence of a flip—over event.

Amendment of terms of rights

While the rights are outstanding, we may amend the provisions of the rights agreement only as follows:

•	to cure any ambiguity, omission, defect or inconsistency;

•	to make changes that do not adversely affect the interests of holders of rights, excluding the interests of any acquiring person; or

•

to shorten or lengthen any time period under the rights agreement, except that we cannot change the time period when rights may be redeemed or lengthen any time period, unless such lengthening protects, enhances or clarifies the benefits of holders of rights other than an acquiring person.

At any time when no rights are outstanding, we may amend any of the provisions of the rights agreement, other than decreasing the redemption price.

Dissenters’ Rights of Appraisal and Payment

Under the BCA, our stockholders have the right to dissent from various corporate actions, including any merger or sale of all, or substantially all, of our assets not made in the usual course of our business, and receive payment of the fair value of their shares. In the event of any amendment of our articles of incorporation, a stockholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares. The dissenting stockholder must follow the procedures set forth in the BCA to receive payment. In the event that we and any dissenting stockholder fail to agree on a price for the shares, the BCA procedures involve, among other things, the institution of proceedings in the high court of the Republic of the Marshall Islands or in any appropriate court in any jurisdiction in which our shares are primarily traded on a local or national securities exchange. The value of the shares of the dissenting stockholder is fixed by the court after reference, if the court so elects, to the recommendations of a court-appointed appraiser.

Stockholders’ Derivative Actions

Under the BCA, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action; provided that the stockholder bringing the action is a holder of common stock both at the time the derivative action is commenced and at the time of the transaction to which the action relates. A complaint shall set forth with particularity the efforts of the plaintiff to secure the initiation of such action by the Board of Directors or the reasons for not making such effort.

Limitations on Liability and Indemnification of Officers and Directors

The BCA authorizes corporations to limit or eliminate the personal liability of directors and officers to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties. Our articles of incorporation include a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director to the fullest extent permitted by law.

Our bylaws provide that we must indemnify our directors and officers to the fullest extent authorized by law. We are also expressly authorized to advance certain expenses (including attorneys’ fees and disbursements and court costs) to our directors and officers and carry directors’ and officers’ insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability and indemnification provisions in our articles of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, stockholders’ investments may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Anti-Takeover Effect of Certain Provisions of Our Articles of Incorporation and Bylaws

Several provisions of our articles of incorporation and bylaws, which are summarized in the following paragraphs, may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions could also delay, defer or prevent (a) the merger or acquisition of our company by means of a tender offer, a proxy contest or otherwise that a stockholder might consider in its best interest, including attempts that may result in a premium over the market price for the shares held by the stockholders, and (b) the removal of incumbent officers and directors.

Blank check preferred stock

Under the terms of our articles of incorporation, our board of directors has authority, without any further vote or action by our stockholders, to issue up to 100,000,000 shares of blank check preferred stock, of which 10,000,000 shares have been designated Series A Participating Preferred Stock, in connection with our adoption of a stockholder rights plan as described above under “—Stockholder Rights Plan”, 2,000,000 shares have been designated Series B Cumulative Redeemable Perpetual Preferred Stock, 4,000,000 shares have been designated Series C Cumulative Redeemable Perpetual Preferred Stock, 4,000,000 shares have been designated Series D Cumulative Redeemable Perpetual Preferred Stock and 4,600,000 shares have been designated Series E Cumulative Redeemable Perpetual Preferred Stock. Our board of directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management.

Classified board of directors

Our articles of incorporation provide for a board of directors serving staggered, three-year terms. Approximately one-third of our board of directors will be elected each year. This classified board provision could discourage a third party from making a tender offer for our shares or attempting to obtain control of our company. It could also delay stockholders who do not agree with the policies of the board of directors from removing a majority of the board of directors for two years.

Election and removal of directors

Our articles of incorporation prohibit cumulative voting in the election of directors. Our bylaws require parties other than the board of directors to give advance written notice of nominations for the election of directors. Our articles of incorporation and bylaws also provide that our directors may be removed only for cause. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.

Holders of the Preferred Stock generally have no voting rights except (1) in respect of amendments to the Articles of Incorporation which would adversely alter the preferences, powers or rights of the Preferred Stock or (2) in the event that the Company proposes to issue any parity stock if the cumulative dividends payable on outstanding Preferred Stock are in arrears or any senior stock. However, if and whenever dividends payable on the Preferred Stock are in arrears for six or more quarterly periods, whether or not consecutive, holders of Preferred Stock (for this purpose the Series B, Series C, Series D and Series E Preferred Stock will vote together as a single class with all other classes or series of parity stock upon which like voting rights have been conferred and are exercisable) will be entitled to elect one additional director to serve on our board of directors, and the size of our board of directors will be increased as needed to accommodate such change (unless the size of our board of directors already has been increased by reason of the election of a director by holders of parity stock upon which like voting rights have been conferred and with which the Preferred Stock voted as a class for the election of such director). The right of such holders of Preferred Stock to elect a member of our board of directors will continue until such time as all accumulated and unpaid dividends on the Preferred Stock have been paid in full.

Calling of special meeting of stockholders

Our articles of incorporation and bylaws provide that special meetings of our stockholders may only be called by our chairman of the board of directors, chief executive officer or by either, at the request of a majority of our board of directors.

Advance notice requirements for stockholder proposals and director nominations

Our bylaws provide that stockholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of stockholders must provide timely notice of their proposal in writing to the corporate secretary.

Generally, to be timely, a stockholder’s notice must be received at our offices not less than 90 days nor more than 120 days prior to the first anniversary date of the previous year’s annual meeting. Our bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions may impede stockholders’ ability to bring matters before an annual meeting of stockholders or to make nominations for directors at an annual meeting of stockholders.

C. Material Contracts

The following is a summary of each material contract outside the ordinary course of business to which we are a party. Such summaries are not intended to be complete and reference is made to the contracts themselves, which are exhibits to this annual report.

(a)

Form of Ship Management Agreement between Costamare Shipping Company S.A. and Shanghai Costamare Ship Management Co., Ltd., please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management and Services Agreements”.

(b)

Restrictive Covenant Agreement dated November 3, 2010, between Costamare Inc. and Konstantinos Konstantakopoulos, please see “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Restrictive Covenant Agreements”.

(c)

Stockholder Rights Agreement dated October 19, 2010, between Costamare Inc. and American Stock Transfer & Trust Company, LLC, as Rights Agent. For a description of the Stockholder Rights Agreement, please see “Item 10. Additional Information—B. Memorandum and Articles of Association—Stockholder Rights Plan”.

(d)

Trademark License Agreement dated November 3, 2010 between Costamare Inc. and Costamare Shipping Company S.A. and the Addendum thereto dated February 29, 2016, please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Trademark License Agreement”.

(g)

Restrictive Covenant Agreement dated July 24, 2012, between Costamare Inc. and Konstantinos Zacharatos, please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Restrictive Covenant Agreements”.

(h)	Form of Ship Management Agreement between Costamare Shipping Company S.A. and V.Ships Greece Ltd., please see “Item 4. Information on the Company—B. Business Overview—Management of Our Fleet”.

(i)

Framework Deed dated May 15, 2013, as amended and restated on May 18, 2015, between Sparrow Holdings, L.P., York Capital Management Global Advisors LLC, Costamare Inc. and Costamare Ventures Inc., please see “Item 4. Information on the Company—B. Business Overview—Our Fleet, Acquisitions and Vessels Under Construction—Framework Deed”.

(j)

Agreement Relating to Framework Agreement and Ship—management Agreements between Costamare Shipping Company S.A. and Costamare Inc., dated November 2, 2015. “Item 4. Information on the Company—B. Business Overview—Management of Our Fleet”.

(k)

Services Agreement dated November 2, 2015, by and between the subsidiaries of Costamare Inc. set out in Schedule A thereto and Costamare Shipping Services Ltd., please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management and Services Agreement”.

(l)

Amended and Restated Registration Rights Agreement dated as of November 27, 2015, between Costamare Inc. and the Stockholders named therein, please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Registration Rights Agreement”.

(m)

Agreement Regarding Charter Brokerage dated January 1, 2018, by and between Costamare Shipping Company S.A. and Blue Net Chartering GmbH & Co. KG., please see “Item 4. Information on the Company—B. Business Overview—Chartering of Our Fleet”.

(n)

Framework Agreement dated November 2, 2015, as amended and restated on January 17, 2020, by and between Costamare Inc. and Costamare Shipping Company S.A., please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management and Services Agreement”.

D. Exchange Controls and Other Limitations Affecting Security Holders

Under Marshall Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our common stock.

E. Tax Considerations

Marshall Islands Tax Considerations

We are a non-resident domestic Marshall Islands corporation. Because we do not, and we do not expect that we will, conduct business or operations in the Marshall Islands, under current Marshall Islands law we are not subject to tax on income or capital gains and our stockholders (so long as they are not citizens or residents of the Marshall Islands) will not be subject to Marshall Islands taxation or withholding on dividends and other distributions (including upon a return of capital) we make to our stockholders. In addition, so long as our stockholders are not citizens or residents of the Marshall Islands, our stockholders will not be subject to Marshall Islands stamp, capital gains or other taxes on the purchase, holding or disposition of our common stock or Preferred Stock, and our stockholders will not be required by the Republic of the Marshall Islands to file a tax return relating to our common stock or Preferred Stock.

Each stockholder is urged to consult their tax counselor or other advisor with regard to the legal and tax consequences, under the laws of pertinent jurisdictions, including the Marshall Islands, of their investment in us. Further, it is the responsibility of each stockholder to file all state, local and non-U.S., as well as U.S. Federal tax returns that may be required of them.

Liberian Tax Considerations

The Republic of Liberia enacted a new income tax act effective as of January 1, 2001 (the “New Act”). In contrast to the income tax law previously in effect since 1977, the New Act does not distinguish between the taxation of “non-resident” Liberian corporations, such as our Liberian subsidiaries, which conduct no business in Liberia and were wholly exempt from taxation under the prior law, and “resident” Liberian corporations, which conduct business in Liberia and are (and were under the prior law) subject to taxation.

The New Act was amended by the Consolidated Tax Amendments Act of 2011, which was published and became effective on November 1, 2011 (the “Amended Act”). The Amended Act

specifically exempts from taxation non-resident Liberian corporations such as our Liberian subsidiaries that engage in international shipping (and are not engaged in shipping exclusively within Liberia) and that do not engage in other business or activities in Liberia other than those specifically enumerated in the Amended Act. In addition, the Amended Act made such exemption from taxation retroactive to the effective date of the New Act.

United States Federal Income Tax Considerations

The following discussion of U.S. Federal income tax matters is based on the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the U.S. Department of the Treasury, all of which are subject to change, possibly with retroactive effect. This discussion does not address any U.S. state or local tax matters. This discussion does not address the tax treatment of U.S. holders (as defined below) which own directly, indirectly or constructively 10% or more of our shares (as measured by vote or value). You are encouraged to consult your own tax advisor regarding the particular United States Federal, state and local and foreign income and other tax consequences of acquiring, owning and disposing of our common stock or Preferred Stock that may be applicable to you.

Taxation of Our Shipping Income

Subject to the discussion of “effectively connected” income below, unless exempt from U.S. Federal income tax under the rules contained in Section 883 of the Code and the Treasury Regulations promulgated thereunder, a non-U.S. corporation is, under the rules of Section 887 of the Code, subject to a 4% U.S. Federal income tax in respect of its U.S. source gross transportation income (without the allowance for deductions).

For this purpose, U.S. source gross transportation income includes 50% of the shipping income that is attributable to transportation that begins or ends (but that does not both begin and end) in the United States. Shipping income attributable to transportation exclusively between non-U.S. ports is generally not subject to any U.S. Federal income tax.

“Shipping income” means income that is derived from:

(a)	the use of vessels;

(b)	the hiring or leasing of vessels for use on a time, operating or bareboat charter basis;

(c)	the participation in a pool, partnership, strategic alliance, joint operating agreement or other joint venture it directly or indirectly owns or participates in that generates such income; or

(d)	the performance of services directly related to those uses.

Under Section 883 of the Code and the Treasury Regulations promulgated thereunder, a non-U.S. corporation will be exempt from U.S. Federal income tax on its U.S. source gross transportation income if:

(a)	it is organized in a foreign country (or the “country of organization”) that grants an “equivalent exemption” to U.S. corporations; and

(b)	either

(i)

more than 50% of the value of its stock is owned, directly or indirectly, by individuals who are “residents” of our country of organization or of another foreign country that grants an “equivalent exemption” to U.S. corporations; or

(ii)

its stock is “primarily and regularly traded on an established securities market” in its country of organization, in another country that grants an “equivalent exemption” to U.S. corporations, or in the United States.

We believe that we have qualified and currently intend to continue to qualify for this statutory tax exemption for the foreseeable future. However, no assurance can be given that this will be the case in the future. If we or our subsidiaries are not entitled to this exemption under Section 883 for any taxable year, we or our subsidiaries would be subject for those years to a 4% U.S. Federal income tax on our U.S. source gross transportation income, subject to the discussion of “effectively connected” income below. Since we expect that no more than 50% of our gross shipping income would be treated as U.S. source gross transportation income, we expect that the effective rate of U.S. Federal income tax on our gross transportation income would not exceed 2%. Many of our time charters contain provisions pursuant to which charterers undertake to reimburse us for the 4% gross basis tax on our U.S. source gross transportation income.

To the extent exemption under Section 883 is unavailable, our U.S. source gross transportation income that is considered to be “effectively connected” with the conduct of a U.S. trade or business would be subject to the U.S. corporate income tax currently imposed at a rate of 21% (net of applicable deductions). In addition, we may be subject to the 30% U.S. “branch profits” tax on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of our U.S. trade or business.

Our U.S. source gross transportation income would be considered “effectively connected” with the conduct of a U.S. trade or business only if:

(a)	we had, or were considered to have, a fixed place of business in the United States involved in the earning of U.S. source gross transportation income; and

(b)

substantially all of our U.S. source gross transportation income was attributable to regularly scheduled transportation, such as the operation of a vessel that followed a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

We believe that we will not meet these conditions because we will not have, or permit circumstances that would result in us having, such a fixed place of business in the United States or any vessel sailing to or from the United States on a regularly scheduled basis.

In addition, income attributable to transportation that both begins and ends in the United States is not subject to the tax rules described above. Such income is subject to either a 30% gross-basis tax or to U.S. corporate income tax on net income at a rate of 21% (and the branch profits tax discussed above). Although there can be no assurance, we do not expect to engage in transportation that produces shipping income of this type.

Taxation of Gain on Sale of Assets

Regardless of whether we qualify for the exemption under Section 883 of the Code, we will not be subject to U.S. Federal income taxation with respect to gain realized on a sale of a vessel, provided the sale is considered to occur outside of the United States (as determined under U.S. tax principles). In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel (and risk of loss with respect to the vessel) passes to the buyer outside of the United States. We expect that any sale of a vessel will be so structured that it will be considered to occur outside of the United States.

Taxation of United States Holders

You are a “U.S. holder” if you are a beneficial owner of our common stock or our Preferred Stock and you are (i) a U.S. citizen or resident, (ii) a U.S. corporation (or other U.S. entity taxable as a corporation), (iii) an estate the income of which is subject to U.S. Federal income taxation regardless of its source or (iv) a trust if (x) a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of that trust or (y) the trust has a valid election in effect to be treated as a U.S. person for U.S. Federal income tax purposes.

If a partnership holds our common stock or Preferred Stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common stock or Preferred Stock, you should consult your tax advisor.

Distributions on Our Common Stock and Preferred Stock

Subject to the discussion of PFICs below, any distributions with respect to our common stock or Preferred Stock that you receive from us will generally constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described below, to the extent of our current or accumulated earnings and profits (as determined under U.S. tax principles). Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of your tax basis in our common stock or Preferred Stock (on a dollar-for-dollar basis) and thereafter as capital gain.

If you are a U.S. corporation (or a U.S. entity taxable as a corporation), you will generally not be entitled to claim a dividends-received deduction with respect to any distributions you receive from us.

Dividends paid with respect to our common stock or Preferred Stock will generally be treated as “passive category income” for purposes of computing allowable foreign tax credits for U.S. foreign tax credit purposes.

If you are an individual, trust or estate, dividends you receive from us should be treated as “qualified dividend income”, provided that:

(a)	the common stock or Preferred Stock, as the case may be, is readily tradable on an established securities market in the United States (such as the NYSE);

(b)	we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (see the discussion below under “PFIC Status”);

(c)	you own our common stock or our Preferred Stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock or Preferred Stock becomes ex-dividend;

(d)	you are not under an obligation to make related payments with respect to positions in substantially similar or related property; and

(e)	certain other conditions are met.

Qualified dividend income is taxed at a preferential maximum rate of 15% or 20%, depending on the income level of the taxpayer.

Special rules may apply to any “extraordinary dividend”. Generally, an extraordinary dividend is a dividend in an amount that is equal to (or in excess of) 10% of your adjusted tax basis (or fair market value in certain circumstances) in a share of our common stock (5% in the case of Preferred Stock). If we pay an extraordinary dividend on our common stock or Preferred Stock that is treated as qualified dividend income and if you are an individual, estate or trust, then any loss derived by you from a subsequent sale or exchange of such common stock or Preferred Stock will be treated as long-term capital loss to the extent of such dividend.

There is no assurance that dividends you receive from us will be eligible for the preferential rates applicable to qualified dividend income. Dividends you receive from us that are not eligible for the preferential rates will be taxed at the ordinary income rates.

Sale, Exchange or Other Disposition of Common Stock and Preferred Stock

Provided that we are not a PFIC for any taxable year, you generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common stock or Preferred Stock in an amount equal to the difference between the amount realized by you from such sale, exchange or other disposition and your tax basis in such stock. Such gain or loss will be treated as long-term capital gain or loss if your holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as U.S. source income or loss, as applicable, for U.S. foreign tax credit purposes. Your ability to deduct capital losses against ordinary income is subject to limitations.

Unearned Income Medicare Contribution Tax

Each U.S. holder who is an individual, estate or trust will generally be subject to a 3.8% Medicare tax on the lesser of (i) such U.S. holder’s “net investment income” for the relevant taxable year and (ii) the excess of such U.S. holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). For this purpose, net investment income generally includes dividends on and capital gains from the sale, exchange or other disposition of our common stock or Preferred Stock, subject to certain exceptions. You are encouraged to consult your own tax advisor regarding the applicability of the Medicare tax to your income and gains from your ownership of our common stock or Preferred Stock.

PFIC Status

Special U.S. Federal income tax rules apply to you if you hold stock in a non-U.S. corporation that is classified as a PFIC for U.S. Federal income tax purposes. In general, we will be treated as a PFIC in any taxable year in which, after applying certain look-through rules, either:

(a)

at least 75% of our gross income for such taxable year consists of “passive income” (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or

(b)	at least 50% of the average value of our assets during such taxable year consists of “passive assets” (i.e., assets that produce, or are held for the production of, passive income).

For purposes of determining whether we are a PFIC, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiary corporations in which we own at least 25% of the value of the subsidiary’s stock. Income we earned, or are deemed to earn, in connection with the performance of services will not constitute passive income. By contrast, rental income will generally constitute passive income (unless we are treated under certain special rules as deriving our rental income in the active conduct of a trade or business).

There are legal uncertainties involved in determining whether the income derived from time chartering activities constitutes rental income or income derived from the performance of services. In Tidewater Inc. v. United States, 565 F.2d 299 (5th Cir. 2009), the Fifth Circuit held that income derived from certain time chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the Code. In published guidance, however, the IRS states that it disagrees with the holding in Tidewater, and specifies that time charters should be treated as service contracts. Since we have chartered all our vessels to unrelated charterers on the basis of time charters and since we expect to continue to do so, we believe that we are not now and have never been a PFIC. Our counsel, Cravath, Swaine & Moore LLP, has provided us with an opinion that we should not be a PFIC based on certain representations we made to them, including the representation that Costamare Shipping, which manages the Company’s vessels, is not related to any charterer of the vessels, and of certain assumptions made by them, including the assumption that time charters of the Company will be arranged in a manner substantially similar to the terms of its existing time charters. However, we have not sought, and we do not expect to seek, an IRS ruling on this matter. As a result, the IRS or a court could disagree with our position. No assurance can be given that this result will not occur. In addition, although we intend to conduct our affairs in a manner to avoid, to the extent possible, being classified as a PFIC with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future, or that we can avoid PFIC status in the future.

As discussed below, if we were to be treated as a PFIC for any taxable year, you generally would be subject to one of three different U.S. Federal income tax regimes, depending on whether or not you make certain elections. Additionally, starting in 2013, for each year during which you own our common stock, we are a PFIC and the total value of all PFIC stock that you directly or indirectly own exceeds certain thresholds, you will be required to file IRS Form 8621 with your U.S. Federal income tax return to report your ownership of our common stock.

The PFIC rules are complex, and you are encouraged to consult your own tax advisor regarding the PFIC rules, including the annual PFIC reporting requirement.

Taxation of U.S. Holders That Make a Timely QEF Election

If we were a PFIC and if you make a timely election to treat us as a “Qualifying Electing Fund” for U.S. tax purposes (a “QEF Election”), you would be required to report each year your pro rata share of our ordinary earnings and our net capital gain for our taxable year that ends with or within your taxable year, regardless of whether we make any distributions to you. Such income inclusions would not be eligible for the preferential tax rates applicable to qualified dividend income. Your adjusted tax basis in our common stock or Preferred Stock would be increased to reflect such taxed but undistributed earnings and profits. Distributions of earnings and profits that had previously been taxed would result in a corresponding reduction in your adjusted tax basis in our common stock or Preferred Stock and would not be taxed again once distributed. You would generally recognize capital gain or loss on the sale, exchange or other disposition of our common stock or Preferred Stock. Even if you make a QEF Election for one of our taxable years, if we were a PFIC for a prior taxable year during which you held our common stock or Preferred Stock and for which you did not make a timely QEF Election, you would also be subject to the more adverse rules described below under “Taxation of U.S. Holders That Make No Election”. Additionally, to the extent any of our subsidiaries is a PFIC, your election to treat us as a “Qualifying Electing Fund” would not be effective with respect to your deemed ownership of the stock of such subsidiary and a separate QEF Election with respect to such subsidiary is required.

You would make a QEF Election by completing and filing IRS Form 8621 with your U.S. Federal income tax return for the year for which the election is made in accordance with the relevant instructions. If we were to become aware that we were to be treated as a PFIC for any taxable year, we would notify all U.S. holders of such treatment and would provide all necessary information to any U.S. holder who requests such information in order to make the QEF Election described above with respect to us and the relevant subsidiaries.

Taxation of U.S. Holders That Make a Timely “Mark-to-Market” Election

Alternatively, if we were to be treated as a PFIC for any taxable year and, as we believe, our common stock or Preferred Stock is treated as “marketable stock”, you would be allowed to make a “mark-to-market” election with respect to our common stock or Preferred Stock, provided you complete and file IRS Form 8621 with your U.S. Federal income tax return for the year for which the election is made in accordance with the relevant instructions. If that election is made, you generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of our common stock or Preferred Stock at the end of the taxable year over your adjusted tax basis in our common stock or Preferred Stock. You also would be permitted an ordinary loss in respect of the excess, if any, of your adjusted tax basis in our common stock or Preferred Stock over its fair market value at the end of the taxable year (but only to the extent of the net amount previously included in income as a result of the mark-to-market election). Your tax basis in our common stock or Preferred Stock would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our common stock or Preferred Stock would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common stock or Preferred Stock would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by you. However, to the extent any of our subsidiaries is a PFIC, your “mark-to-market” election with respect to our common stock or Preferred Stock would not apply to your deemed ownership of the stock of such subsidiary.

Taxation of U.S. Holders That Make No Election

Finally, if we were treated as a PFIC for any taxable year and if you did not make either a QEF Election or a “mark-to-market” election for that year, you would be subject to special rules with respect to (a) any excess distribution (that is, the portion of any distributions received by you on our common stock or Preferred Stock in a taxable year in excess of 125% of the average annual distributions received by you in the three preceding taxable years, or, if shorter, your holding period for our common stock or Preferred Stock) and (b) any gain realized on the sale, exchange or other disposition of our common stock or Preferred Stock. Under these special rules:

(i)	the excess distribution or gain would be allocated ratably over your aggregate holding period for our common stock or Preferred Stock;

(ii)

the amount allocated to the current taxable year and any taxable year prior to the taxable year we were first treated as a PFIC with respect to such U.S. holder who does not make a QEF or a “mark-to-market” election would be taxed as ordinary income; and

(iii)

the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

If you died while owning our common stock or Preferred Stock, your successor generally would not receive a step-up in tax basis with respect to such stock for U.S. tax purposes.

United States Federal Income Taxation of Non-U.S. Holders

You are a “non-U.S. holder” if you are a beneficial owner of our common stock (other than a partnership for U.S. tax purposes) and you are not a U.S. holder.

Distributions on Our Common Stock and Preferred Stock

You generally will not be subject to U.S. Federal income or withholding taxes on a distribution received from us with respect to our common stock or Preferred Stock, unless the income arising from such distribution is effectively connected with your conduct of a trade or business in the United States. If you are entitled to the benefits of an applicable income tax treaty with respect to that income, such income generally is taxable in the United States only if it is attributable to a permanent establishment maintained by you in the United States as required by such income tax treaty.

Sale, Exchange or Other Disposition of Our Common Stock and Preferred Stock

You generally will not be subject to U.S. Federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common stock or Preferred Stock, unless:

(a)

the gain is effectively connected with your conduct of a trade or business in the United States. If you are entitled to the benefits of an applicable income tax treaty with respect to that gain, that gain generally is taxable in the United States only if it is attributable to a permanent establishment maintained by you in the United States as required by such income tax treaty; or

(b)	you are an individual who is present in the United States for 183 days or more during the taxable year of disposition and certain other conditions are met.

Gain that is effectively connected with the conduct of a trade or business in the United States (or so treated) generally will be subject to U.S. Federal income tax, net of certain deductions, at regular U.S. Federal income tax rates. If you are a corporate non-U.S. holder, your earnings and profits that are attributable to the effectively connected income (subject to certain adjustments) may be subject to an additional U.S. branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable tax treaty).

United States Backup Withholding and Information Reporting

In general, if you are a non-corporate U.S. holder, dividend payments (or other taxable distributions) made within the United States will be subject to information reporting requirements and backup withholding tax if you:

(1)	fail to provide us with an accurate taxpayer identification number;

(2)	are notified by the IRS that you have failed to report all interest or dividends required to be shown on your Federal income tax returns; or

(3)	in certain circumstances, fail to comply with applicable certification requirements.

If you are a non-U.S. holder, you may be required to establish your exemption from information reporting and backup withholding by certifying your status on IRS Form W-8BEN, W-8BEN-E, W-8ECI or W-8IMY, as applicable.

If you sell our common stock or Preferred Stock to or through a U.S. office or broker, the payment of the sales proceeds is subject to both U.S. backup withholding and information reporting unless you certify that you are a non-U.S. person, under penalties of perjury, or you otherwise establish an exemption. If you sell our common stock or Preferred Stock through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to you outside the United States, then information reporting and backup withholding generally will not apply to that payment.

However, U.S. information reporting requirements (but not backup withholding) will apply to a payment of sales proceeds, even if that payment is made outside the United States, if you sell our common stock or Preferred Stock through a non-U.S. office of a broker that is a U.S. person or has certain other connections with the United States. Backup withholding tax is not an additional tax. Rather, you generally may obtain a refund of any amounts withheld under backup withholding rules that exceed your income tax liability by accurately completing and timely filing a refund claim with the IRS.

U.S. individuals and certain entities who hold certain specified foreign assets with values in excess of certain dollar thresholds are required to report such assets on IRS Form 8938 with their U.S. Federal income tax return, subject to certain exceptions (including an exception for foreign assets held in accounts maintained by U.S. financial institutions). Stock in a foreign corporation, including our common stock or Preferred Stock, is a specified foreign asset for this purpose. Penalties apply for failure to properly complete and file Form 8938. You are encouraged to consult with your tax advisor regarding the filing of this form.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to the informational requirements of the Exchange Act. In accordance with these requirements, we file reports and other information as a foreign private issuer with the SEC. You may obtain copies of all or any part of such materials from the SEC upon payment of prescribed fees. You may also inspect reports and other information regarding registrants, such as us, that file electronically with the SEC without charge at a website maintained by the SEC at http://www.sec.gov.

I. Subsidiary Information

As of December 31, 2019, we have guaranteed $239.9 million of indebtedness outstanding at Joint Venture entities.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

A. Quantitative Information About Market Risk

Interest Rate Risk

The shipping industry is a capital intensive industry, requiring significant amounts of investment. Much of this investment is provided in the form of long-term debt. Our debt usually contains interest rates that fluctuate with the financial markets. Increasing interest rates could adversely impact future earnings.

Our interest expense is affected by changes in the general level of interest rates, particularly LIBOR. As an indication of the extent of our sensitivity to interest rate changes, an increase of 100 basis points would have decreased our net income and cash flows during the year ended December 31, 2019 by approximately $6.4 million based upon our debt level during 2019.

The following table sets forth the sensitivity of our long-term debt, including the effect on our consolidated statement of income of our derivative contracts to a 100 basis points increase in LIBOR during the next five years on the same basis.

Net Difference in Earnings and Cash Flows (in millions of U.S. dollars):

Year	Amount
2020	7.2
2021	5.1
2022	3.9
2023	3.3
2024	2.8

Interest Rate Swaps

According to our long-term strategic plan to maintain stability in our interest rate exposure, we have decided to minimize our exposure to floating interest rates by entering into interest rate swap agreements. To this effect, we have entered into interest rate swap transactions with varying start and maturity dates, in order to proactively and efficiently manage our floating rate exposure. We have not held or issued derivative financial instruments for trading or other speculative purposes.

ASC 815, “Derivatives and Hedging”, established accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. All derivatives are recognized in the consolidated financial statements at their fair value. On the inception date of the derivative contract, and an ongoing basis, and after putting in place the formal documentation required by ASC 815 in order to designate these derivatives as hedging instruments, we designate the derivative as a hedge of a forecasted transaction or the variability of cash flow to be paid. Changes in the fair value of a derivative that is qualified, designated and highly effective as a cash flow hedge is recorded in other comprehensive income until earnings are affected by the forecasted transaction or the variability of cash flow and are then reported in earnings. Changes in the fair value of undesignated derivative instruments and the ineffective portion of designated derivative instruments are reported in earnings in the period in which those fair value changes have occurred.

(a) Interest rate swaps that meet the criteria for hedge accounting: These interest rate swaps are designed to hedge the variability of interest cash flows arising from floating rate debt, attributable to movements in three-month or six-month LIBOR. According to our Risk Management Accounting Policy, after putting in place the formal documentation required by ASC 815 in order to designate these swaps as hedging instruments as from their inception, these interest rate swaps qualified for hedge accounting. Accordingly, only hedge ineffectiveness amounts arising from the differences in the change in fair value of the hedging instrument and the hedged item are recognized in earnings. Assessment and measurement of the effectiveness of these interest rate swaps are performed at each reporting period. For qualifying cash flow hedges, the fair value gain or loss associated with the effective portion of the cash flow hedge is recognized initially in “Other comprehensive income”

within stockholders’ equity and recognized in the consolidated statement of income in the periods when the hedged item affects profit or loss. Any ineffective portion of the gain or loss on the hedging instrument is recognized in the consolidated statement of income immediately.

As of December 31, 2018 and 2019, we had interest rate swap agreements with an outstanding notional amount of $310.8 million and $149.7 million, respectively. The fair value of these interest rate swaps outstanding at December 31, 2018 and 2019, amounted to a net asset of $7.1 million and a net asset of $0.4 million, respectively, and these are included in the related consolidated balance sheets. The maturity of these interest rate swaps range between February 2022 and May 2023.

(b) Interest rate swaps that do not meet the criteria for hedge accounting: As of December 31, 2018, we had interest rate swap agreements with an outstanding notional amount of $49.7 million for the purpose of managing risks associated with the variability of changing LIBOR-related interest rates. As of December 31, 2019, there were no such agreements outstanding. Such agreements did not meet hedge accounting criteria and, therefore, changes in their fair value are reflected in earnings. The fair value of these interest rate swaps at December 31, 2018 was an asset of $0.1 million and these are included in the related 2018 consolidated balance sheets.

Foreign Currency Exchange Risk

We generate all of our revenue in U.S. dollars, but a substantial portion of our vessel operating expenses, primarily crew wages, are in currencies other than U.S. dollars (mainly in Euro), and any gain or loss we incur as a result of the U.S. dollar fluctuating in value against those currencies is included in vessel operating expenses. As of December 31, 2019, approximately 20% of our outstanding accounts payable were denominated in currencies other than the U.S. dollar (mainly in Euro). We hold cash and cash equivalents mainly in U.S. dollars.

As of December 31, 2019, the Company was engaged in three Euro/U.S. dollar contracts totaling $6.0 million at an average forward rate of Euro/U.S. dollar 1.1037 expiring in monthly intervals up to March 2020.

As of December 31, 2018, the Company was engaged in five Euro/U.S. dollar contracts totaling $10.0 million at an average forward rate of Euro/U.S. dollar 1.1514 expiring in monthly intervals up to May 2019.

As of December 31, 2017, the Company was engaged in two Euro/U.S. dollar contracts totaling $4.0 million at an average forward rate of Euro/U.S. dollar 1.1682 expiring in monthly intervals up to February 2018.

We recognize these financial instruments on our balance sheet at their fair value. These foreign currency forward contracts do not qualify as hedging instruments, and thus we recognize changes in their fair value in our earnings.

Inflation

We do not consider inflation to be a significant risk to our business in the current environment and foreseeable future.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Please see “Item 5—Operating and Financial Review and Prospects—B. Liquidity and Capital Resources”.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A. Material Modifications to the Rights of Security Holders

We adopted a stockholder rights plan on October 19, 2010, that authorizes the issuance to our existing stockholders of preferred share rights and additional shares of common stock if any third party seeks to acquire control of a substantial block of our common stock. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Stockholder Rights Plan” included in this annual report for a description of the stockholder rights plan.

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act as of December 31, 2019. Based on our evaluation, the chief executive officer and the chief financial officer have concluded that our disclosure controls and procedures were effective as of December 31, 2019.

B. Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act and for the assessment of the effectiveness of internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP.

A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with U.S. GAAP, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In making its assessment of our internal control over financial reporting as of December 31, 2019, management, including the chief executive officer and chief financial officer, used the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (“COSO”).

Management concluded that, as of December 31, 2019, our internal control over financial reporting was effective. Ernst & Young (Hellas) Certified Auditors Accountants S.A., our

independent registered public accounting firm, has audited the financial statements included herein and our internal control over financial reporting and has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2019, which is incorporated by reference into Item 15.C. below.

C. Attestation Report of the Registered Public Accounting Firm

The attestation report on the Company’s internal control over financial reporting issued by the registered public accounting firm that audited the consolidated financial statements, Ernst & Young (Hellas) Certified Auditors Accountants S.A., appears under Item 18 and such report is incorporated herein by reference.

D. Changes in Internal Control Over Financial Reporting

During the period covered by this annual report, we have made no changes to our internal control over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

ITEM 16.A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Audit Committee consists of two independent directors, Vagn Lehd Møller and Charlotte Stratos, who is the chairperson of the committee. Our board of directors has determined that Charlotte Stratos, whose biographical details are included in “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management”, qualifies as an audit committee financial expert as defined under current SEC regulations.

ITEM 16.B. CODE OF ETHICS

We have adopted a Code of Business Conduct and Ethics for all officers and employees of our Company, a copy of which is posted on our website, and may be viewed at http://www.costamare.com/ethics.

We will also provide a paper copy of this document free of charge upon written request by our stockholders. Stockholders may direct their requests to the attention of Anastassios Gabrielides, Secretary, Costamare Inc., 7 rue du Gabian, MC 98000 Monaco. No waivers of the Code of Business Conduct and Ethics have been granted to any person during the fiscal year ended December 31, 2019.

ITEM 16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young (Hellas) Certified Auditors Accountants S.A., an independent registered public accounting firm, has audited our annual financial statements acting as our independent auditor for the fiscal years ended December 31, 2018 and 2019.

The chart below sets forth the total amount billed and accrued for Ernst & Young services performed in 2019 and 2018 and breaks down these amounts by the category of service.

	2019	2018
Audit fees	€450,000	€455,000

Audit-related fees	—	€47,000
Tax fees	€10,009	€9,876

Total fees	€460,009	€511,876

Audit Fees

Audit fees represent compensation for professional services rendered for the audit of the consolidated financial statements of the Company, for the audit of internal control over financial reporting as of December 31, 2019 and 2018 and for the review of the quarterly financial information.

Tax fees

The full amount of tax fees in 2018 and 2019 relates to tax compliance assurance services in respect of the U.S. tax earnings and profits computation for the years ended December 31, 2018 and December 31, 2019.

Audit-related fees

Audit-related fees in 2018 and 2019 amounted to €47,000 and nil, respectively, and relate to the review of registration statements and related consents and comfort letters and any other audit-related services required for SEC or other regulatory filings.

Pre-approval Policies and Procedures

The audit committee charter sets forth our policy regarding retention of the independent auditors, giving the audit committee responsibility for the appointment, compensation, retention and oversight of the work of the independent auditors. The audit committee charter provides that the committee is responsible for reviewing and approving in advance the retention of the independent auditors for the performance of all audit and lawfully permitted non-audit services. The chairman of the audit committee or, in the absence of the chairman, any member of the audit committee designated by the chairman, has authority to approve in advance any lawfully permitted non-audit services and fees. The audit committee is authorized to establish other policies and procedures for the pre-approval of such services and fees. Where non-audit services and fees are approved under delegated authority, the action must be reported to the full audit committee at its next regularly scheduled meeting.

ITEM 16.D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16.E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Set forth below are the common shares purchased or received in 2019 by our chief executive officer and chairman, Konstantinos Konstantakopoulos, and entities controlled by Konstantinos Konstantakopoulos.

Period	Total Number of Common Shares Purchased		Total Number of Series D Preferred Stock Purchased	Total Number of Series E Preferred Stock Purchased	Average Price Paid per Share ($)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet be Purchased Under the Plans or Programs

January 2019
February 2019	459,763	(1)
March 2019	74,800	(2)
May 2019	394,497	(1)
June 2019	74,800	(2)
July 2019	2,883,015				4.72
August 2019	414,836	(1)
September 2019	74,800	(2)
November 2019	355,997	(1)
December 2019	74,800	(2)

Total	4,807,308

(1)	These shares were issued by the Company pursuant to the Dividend Reinvestment Plan.

(2)	These shares were issued to Costamare Services by the Company pursuant to the Services Agreement in exchange for services provided to the Company’s vessel-owning subsidiaries.

ITEM 16.F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

ITEM 16.G. CORPORATE GOVERNANCE

Statement of Significant Differences Between our Corporate Governance Practices and the New York Stock Exchange Corporate Governance Standards for U.S. Non-Controlled Issuers

Overview

Pursuant to certain exceptions for foreign private issuers and controlled companies, we are not required to comply with certain of the corporate governance practices followed by U.S. and non-controlled companies under the NYSE listing standards. However, pursuant to Section 303A.11 of the NYSE Listed Company Manual and the requirements of Form 20-F, we are required to state any significant differences between our corporate governance practices and the practices required by the NYSE. We believe that our established practices in the area of corporate governance are in line with the spirit of the NYSE standards and provide adequate protection to our stockholders. The significant differences between our corporate governance practices and the NYSE standards applicable to listed U.S. companies are set forth below.

Independent Directors

Pursuant to NYSE Rule 303A.01, the NYSE requires that listed companies have a majority of independent directors. As permitted under Marshall Islands law and our bylaws, our board of directors consists of a majority of non-independent directors.

Corporate Governance, Nominating and Compensation Committee

NYSE Rules 303A.04 and 303A.05 require that a listed U.S. company have a nominating/corporate governance committee and a compensation committee, each composed entirely of independent directors. As permitted under Marshall Islands law, we have a combined corporate governance, nominating and compensation committee, which at present is composed wholly of two independent directors and one non-independent director.

NYSE Rules 303A.02 and 303A.05, contains independence requirements for compensation committee directors and compensation committee advisers for U.S. listed companies, as required by Dodd-Frank. Marshall Islands law does not have similar requirements, therefore we may not adhere to these new requirements.

Audit Committee

Pursuant to NYSE Rule 303A.07, the NYSE requires that the audit committee of a listed U.S. company have a minimum of three members. As permitted under Marshall Islands law, our audit committee consists of two members.

ITEM 16.H. MINE SAFETY DISCLOSURE

Not Applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not Applicable.

ITEM 18. FINANCIAL STATEMENTS

Reference is made to pages F-1 through F-45 included herein by reference.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Second Amended and Restated Articles of Incorporation(1)

1.2	First Amended and Restated Bylaws(1)

2.1	Description of Securities

4.1	Form of Ship Management Agreement between Costamare Shipping Company S.A. and Shanghai Costamare Ship Management Co., Ltd.(2)

4.2	Form of Restrictive Covenant Agreement between Costamare Inc. and Konstantinos Konstantakopoulos(2)

4.3	Form of Stockholders Rights Agreement between Costamare Inc. and American Stock Transfer & Trust Company, LLC(2)

4.4	Form of Trademark License Agreement between Costamare Inc. and Costamare Shipping Company S.A.(2)

4.5	Form of Restrictive Covenant Agreement between Costamare Inc. and Konstantinos Zacharatos(2)

4.6	Form of Ship Management Agreement between Costamare Shipping Company S.A. and V.Ships Greece Ltd.(1)

4.7	Framework Deed dated May 15, 2013, as amended and restated on May 18, 2015, between Sparrow Holdings, L.P., York Capital Management Global Advisors LLC, Costamare Inc. and Costamare Ventures Inc.(3)

4.8	Services Agreement dated November 2, 2015, by and between the subsidiaries of Costamare Inc. set out in Schedule A thereto and Costamare Shipping Services Ltd.(3)

4.9	Agreement Relating to Framework Agreement and Ship-management Agreements between Costamare Shipping Company S.A. and Costamare Inc., dated November 2, 2015(3)

4.10	Amended and Restated Registration Rights Agreement dated as of November 27, 2015, between Costamare Inc. and the Stockholders named therein(3)

4.11	Addendum dated February 29, 2016 to the Trademark License Agreement dated November 3, 2010, between Costamare Inc. and Costamare Shipping Company S.A.(3)

4.12	Agreement Regarding Charter Brokerage dated January 1, 2018, by and between Costamare Shipping Company S.A. and Blue Net Chartering GmbH & Co. KG(4)

4.13	Framework Agreement dated November 2, 2015, as amended and restated on January 17, 2020, by and between Costamare Inc. and Costamare Shipping Company S.A.

8.1	List of Subsidiaries of Costamare Inc.

12.1	Rule 13a-14(a)/15d-14(a) Certification of Costamare Inc.’s Chief Executive Officer

12.2	Rule 13a-14(a)/15d-14(a) Certification of Costamare Inc.’s Chief Financial Officer

13.1	Costamare Inc. Certification of Konstantinos Konstantakopoulos, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

13.2	Costamare Inc. Certification of Gregory Zikos, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

15.1	Consent of Independent Registered Public Accounting Firm

Exhibit No.	Description

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

(1)

Previously filed as an exhibit to Costamare Inc.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed with the SEC on March 1, 2013 and hereby incorporated by reference to such Annual Report.

(2)

Previously filed as an exhibit to Costamare Inc.’s Registration Statement on Form F-1 (File No. 333-170033), declared effective by the SEC on November 3, 2010 and hereby incorporated by reference to such Registration Statement.

(3)

Previously filed as an exhibit to Costamare Inc.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed with the SEC on April 27, 2016 and hereby incorporated by reference to such Annual Report.

(4)

Previously filed as an exhibit to Costamare Inc.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018, filed with the SEC on March 7, 2019 and hereby incorporated by reference to such Annual Report.

The registrant hereby agrees to furnish to the SEC upon request a copy of any instrument relating to long-term debt that does not exceed 10% of the total assets of the Company and its subsidiaries.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

COSTAMARE INC.,

By	/s/ Konstantinos Konstantakopoulos
Name: Konstantinos Konstantakopoulos
Title: Chief Executive Officer

Dated: February 26, 2020

COSTAMARE INC.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Costamare Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Costamare Inc. (the Company) as of December 31, 2019 and 2018, the related consolidated statements of income, comprehensive income, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 26, 2020 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

We have served as the Company’s auditor since 2009.

Athens, Greece
February 26, 2020

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Costamare Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Costamare Inc.’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Costamare Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of Costamare Inc. as of December 31, 2019 and 2018, the related consolidated statements of income, comprehensive income, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes and our report dated February 26, 2020 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.
Athens, Greece
February 26, 2020

COSTAMARE INC.
CONSOLIDATED BALANCE SHEETS
As of December 31, 2018 and 2019

	December 31, 2018	December 31, 2019
	(Expressed in thousands of U.S. dollars)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents (Note 2)	$113,714	$148,928
Restricted cash (Note 2)	5,600	6,912
Accounts receivable	5,625	7,397
Inventories (Note 5)	11,020	10,546
Due from related parties (Note 3)	4,681	7,576
Fair value of derivatives (Notes 18 and 19)	3,514	748
Insurance claims receivable	6,476	1,607
Prepaid lease rentals (Note 11)	8,752	—
Time charter assumed (Note 12)	190	192
Prepayments and other	6,358	8,430
Vessels held for sale (Note 6)	4,838	4,908

Total current assets	170,768	197,244

FIXED ASSETS, NET:
Right-of-use assets (Note 11)	401,901	188,429
Vessels and advances, net (Note 6)	2,206,786	2,431,830

Total fixed assets, net	2,608,687	2,620,259

NON-CURRENT ASSETS:
Equity method investments (Notes 2 and 9)	131,082	111,681
Prepaid lease rentals, non-current (Note 11)	34,167	—
Accounts receivable, non-current (Note 3)	17,789	8,600
Deferred charges, net (Note 7)	26,250	21,983
Restricted cash, non-current (Note 2)	47,177	40,031
Time charter assumed, non-current (Note 12)	1,222	1,030
Fair value of derivatives, non-current (Notes 18 and 19)	3,727	605
Other non-current assets (Note 4)	9,942	10,525

Total assets	$3,050,811	$3,011,958

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing costs (Note 10)	$149,162	$210,745
Accounts payable	8,586	6,215
Due to related parties (Note 3)	196	473
Finance lease liabilities, net (Note 11)	34,299	16,810
Accrued liabilities	17,624	19,417
Unearned revenue (Note 12)	12,432	10,387
Fair value of derivatives (Notes 18 and 19)	—	397
Other current liabilities	2,370	2,090

Total current liabilities	224,669	266,534

NON-CURRENT LIABILITIES:
Long-term debt, net of current portion and deferred financing costs (Note 10)	1,159,244	1,206,405
Finance lease liabilities, net of current portion (Note 11)	305,033	119,925
Fair value of derivatives, non-current portion (Notes 18 and 19)	—	433
Unearned revenue, net of current portion (Note 12)	4,741	7,933

Total non-current liabilities	1,469,018	1,334,696

COMMITMENTS AND CONTINGENCIES (Note 13)	—	—
STOCKHOLDERS’ EQUITY:
Preferred stock (Note 14)	—	—
Common stock (Note 14)	11	12
Additional paid-in capital (Note 14)	1,313,840	1,351,352
Retained earnings	38,734	60,578
Accumulated other comprehensive income/(loss) (Notes 18 and 20)	4,539	(1,214)

Total stockholders’ equity	1,357,124	1,410,728

Total liabilities and stockholders’ equity	$3,050,811	$3,011,958

The accompanying notes are an integral part of these consolidated financial statements.

COSTAMARE INC.
CONSOLIDATED STATEMENTS OF INCOME
For the years ended December 31, 2017, 2018 and 2019

	For the years ended December 31,
	2017	2018	2019
	(Expressed in thousands of U.S. dollars, except share and per share data)
REVENUES:
Voyage revenue	$412,433	$380,397	$478,109
EXPENSES:
Voyage expenses	(2,649)	(5,847)	(5,291)
Voyage expenses-related parties (Note 3)	(3,093)	(3,201)	(5,282)
Vessels’ operating expenses	(103,799)	(110,571)	(116,101)
General and administrative expenses	(3,151)	(2,908)	(3,051)
General and administrative expenses—related parties (Note 3)	(6,366)	(6,255)	(6,379)
Management fees-related parties (Note 3)	(18,693)	(19,533)	(21,319)
Amortization of dry-docking and special survey costs (Note 7)	(7,627)	(7,290)	(8,948)
Depreciation (Notes 6, 11 and 20)	(96,448)	(96,261)	(113,462)
Amortization of prepaid lease rentals, net (Notes 11 and 12)	(8,429)	(8,150)	—
Loss on sale / disposal of vessels, net (Note 6)	(4,856)	(3,071)	(19,589)
Loss on vessels held for sale (Note 6)	(2,379)	(101)	(2,495)
Vessels impairment loss (Notes 6 and 7)	(17,959)	—	(3,042)
Foreign exchange gains / (losses), net	31	(51)	(27)

Operating income	137,015	117,158	173,123

OTHER INCOME / (EXPENSES):
Interest income	2,643	3,454	3,349
Interest and finance costs (Note 16)	(69,840)	(63,992)	(89,007)
Swaps breakage cost, net (Note 18)	—	(1,234)	(16)
Equity gain on investments (Note 9)	3,381	12,051	11,369
Other, net	593	350	784
Loss on derivative instruments, net (Note 18)	(916)	(548)	(603)

Total other expenses	(64,139)	(49,919)	(74,124)

Net Income	$72,876	$67,239	$98,999

Earnings allocated to Preferred Stock (Note 15)	(21,063)	(30,503)	(31,269)

Net income available to Common Stockholders	51,813	36,736	67,730

Earnings per common share, basic and diluted (Note 15)	$0.52	$0.33	$0.59

Weighted average number of shares, basic and diluted (Note 15)	100,527,907	110,395,134	115,747,452

The accompanying notes are an integral part of these consolidated financial statements.

COSTAMARE INC.
STATEMENTS OF COMPREHENSIVE INCOME / (LOSS)
For the years ended December 31, 2017, 2018 and 2019

	For the years ended December 31,
	2017	2018	2019
	(Expressed in thousands of U.S. dollars)
Net income for the year	$72,876	$67,239	$98,999

Other comprehensive income:
Unrealized gain / (loss) on cash flow hedges, net (Notes 18 and 20)	13,392	5,456	(5,816)
Net settlements on interest rate swaps qualifying for cash flow hedge (Notes 18 and 20)	—	(11)	—
Amounts reclassified from Net settlements on interest rate swaps qualifying for hedge accounting to Depreciation (Note 20)	63	63	63

Other comprehensive income / (loss) for the year	$13,455	$5,508	$(5,753)

Total comprehensive income for the year	$86,331	$72,747	$93,246

The accompanying notes are an integral part of these consolidated financial statements.

COSTAMARE INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
For the years ended December 31, 2017, 2018 and 2019

	Preferred Stock (Series E)		Preferred Stock (Series D)		Preferred Stock (Series C)		Preferred Stock (Series B)		Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income / (Loss)	Retained Earnings	Total
	# of shares	Par value	# of shares	Par value	# of shares	Par value	# of shares	Par value	# of shares	Par value
	(Expressed in thousands of U.S. dollars, except share and per share data)
BALANCE, January 1, 2017	—	$—	4,000,000	$—	4,000,000	$—	2,000,000	$—	90,424,881	$9	$1,057,423	$(14,424)	$31,416	$1,074,424

- Net income	—	—	—	—	—	—	—	—	—	—	—	—	72,876	72,876
- Issuance of common stock (Notes 3 and 14)	—	—	—	—	—	—	—	—	17,781,104	2	118,663	—	—	118,665
- Issuance of common stock-expenses (Notes 3 and 14)	—	—	—	—	—	—	—	—	—	—	(312)	—	—	(312)
- Dividends - Common stock (Note 14)	—	—	—	—	—	—	—	—	—	—	—	—	(39,506)	(39,506)
- Dividends - Preferred stock (Note 14)	—	—	—	—	—	—	—	—	—	—	—	—	(21,063)	(21,063)
- Other comprehensive income	—	—	—	—	—	—	—	—	—	—	—	13,455	—	13,455

BALANCE, December 31, 2017	—	$—	4,000,000	$—	4,000,000	$—	2,000,000	$—	108,205,985	$11	$1,175,774	$(969)	$43,723	$1,218,539

- Net income	—	—	—	—	—	—	—	—	—	—	—	—	67,239	67,239
- Preferred stock Series E issuance (Note 14)	4,600,000	—	—	—	—	—	—	—	—	—	111,614	—	—	111,614
- Preferred stock Series E expenses (Note 14)	—	—	—	—	—	—	—	—	—	—	(390)	—	—	(390)
- Issuance of common stock (Notes 3 and 14)	—	—	—	—	—	—	—	—	4,258,245	—	26,842	—	—	26,842
- Dividends - Common stock (Note 14)	—	—	—	—	—	—	—	—	—	—	—	—	(43,936)	(43,936)
- Dividends - Preferred stock (Note 14)	—	—	—	—	—	—	—	—	—	—	—	—	(28,292)	(28,292)
- Other comprehensive income	—	—	—	—	—	—	—	—	—	—	—	5,508	—	5,508

BALANCE, December 31, 2018	4,600,000	$—	4,000,000	$—	4,000,000	$—	2,000,000	$—	112,464,230	$11	$1,313,840	$4,539	$38,734	$1,357,124

- Net income	—	—	—	—	—	—	—	—	—	—	—	—	98,999	98,999
- Issuance of common stock (Notes 3 and 14)	—	—	—	—	—	—	—	—	6,668,466	1	37,512	—	—	37,513
- Dividends - Common stock (Note 14)	—	—	—	—	—	—	—	—	—	—	—	—	(45,887)	(45,887)
- Dividends - Preferred stock (Note 14)	—	—	—	—	—	—	—	—	—	—	—	—	(31,268)	(31,268)
- Other comprehensive loss	—	—	—	—	—	—	—	—	—	—	—	(5,753)	—	(5,753)

BALANCE, December 31, 2019	4,600,000	$—	4,000,000	$—	4,000,000	$—	2,000,000	$—	119,132,696	$12	$1,351,352	$(1,214)	$60,578	$1,410,728

The accompanying notes are an integral part of these consolidated financial statements.

COSTAMARE INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2017, 2018 and 2019

	For the years ended December 31,
	2017	2018	2019
	(Expressed in thousands of U.S. dollars)
Cash Flows From Operating Activities:
Net income:	$72,876	$67,239	$98,999
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	96,448	96,261	113,462
Amortization of debt discount	(715)	(779)	(851)
Amortization of prepaid lease rentals, net	8,429	8,150	—
Amortization and write-off of financing costs	2,236	2,907	4,491
Amortization of deferred dry-docking and special survey costs	7,627	7,290	8,948
Amortization of assumed time charter	—	27	191
Equity based payments	3,866	3,755	3,879
Net settlements on interest rate swaps qualifying for cash flow hedge	—	(11)	—
Loss / (Gain) on derivative instruments, net	(1,296)	162	651
Loss on sale / disposal of vessels, net	4,856	3,071	19,589
Loss on vessels held for sale	2,379	101	2,495
Vessels impairment loss	17,959	—	3,042
Equity gain on investments	(3,381)	(12,051)	(11,369)
Changes in operating assets and liabilities:
Accounts receivable	(578)	(14,368)	7,417
Due from related parties	(1,826)	1,342	(2,895)
Inventories	1,753	(134)	474
Insurance claims receivable	(1,478)	(5,304)	(2,538)
Prepayments and other	(1,783)	(251)	(2,072)
Accounts payable	2,466	1,926	(2,371)
Due to related parties	12	(7)	277
Accrued liabilities	(1,969)	1,996	4,133
Unearned revenue	(2,335)	(2,880)	811
Other current liabilities	(46)	204	(280)
Dividend from equity method investees	3,040	8,000	6,295
Dry-dockings	(5,582)	(18,568)	(6,280)
Accrued charter revenue	(11,204)	(7,294)	3,893

Net Cash provided by Operating Activities	191,754	140,784	250,391

Cash Flows From Investing Activities:
Equity method investments	(9,890)	(5,292)	(55)
Return on equity method investments	1,460	2,470	24,530
Proceeds from the settlement of insurance claims	2,273	931	7,407
Cash acquired through asset acquisition	—	18,644	—
Vessel acquisition (and time charters) and advances/Additions to vessel cost	(64,231)	(142,993)	(61,975)
Proceeds from the sale of vessels, net	26,951	13,595	21,235

Net Cash provided by / (used in) Investing Activities	(43,437)	(112,645)	(8,858)

Cash Flows From Financing Activities:
Offering proceeds, net of related expenses	91,675	111,224	—
Proceeds from long-term debt and finance leases	61,625	361,000	448,000
Repayment of long-term debt and finance leases	(253,804)	(500,173)	(597,607)
Payment of financing costs	(1,733)	(3,441)	(3,891)
Dividends paid	(37,758)	(49,143)	(58,655)

Net Cash used in Financing Activities	(139,995)	(80,533)	(212,153)

Net increase / (decrease) in cash, cash equivalents and restricted cash	8,322	(52,394)	29,380
Cash, cash equivalents and restricted cash at beginning of the year	210,563	218,885	166,491

Cash, cash equivalents and restricted cash at end of the year	$218,885	$166,491	$195,871

Supplemental Cash Information:
Cash paid during the year for interest, net of capitalized interest	$56,070	$60,620	$83,152

Non-Cash Investing and Financing Activities:
Imputed interest	—	325	—

Dividend reinvested in common stock of the Company	$22,811	$23,086	$18,503

The accompanying notes are an integral part of these consolidated financial statements.

COSTAMARE INC.
Notes to Consolidated Financial Statements
December 31, 2017, 2018 and 2019
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

1. Basis of Presentation and General Information:

The accompanying consolidated financial statements include the accounts of Costamare Inc. (“Costamare”) and its wholly owned subsidiaries (collectively, the “Company”). Costamare is organized under the laws of the Republic of the Marshall Islands.

On November 4, 2010, Costamare completed its initial public offering (“Initial Public Offering”) in the United States under the United States Securities Act of 1933, as amended (the “Securities Act”). On March 27, 2012, October 19, 2012, December 5, 2016 and May 31, 2017, the Company completed four follow-on public offerings in the United States under the Securities Act and issued 7,500,000 common shares, 7,000,000 common shares, 12,000,000 common shares and 13,500,000 common shares, respectively, par value $0.0001, at a public offering price of $14.10 per share, $14.00 per share, $6.00 per share and $7.10 per share, respectively. During 2016, the Company issued 598,400 shares, in aggregate, to Costamare Shipping Services Ltd. (Note 3). During the year ended December 31, 2018, the Company issued 598,400 shares to Costamare Shipping Services Ltd. (“Costamare Services”) and another 598,400 shares during the year ended December 31, 2019 (Note 3). On July 6, 2016, the Company implemented a dividend reinvestment plan (the “Plan”) (Note 14). As of December 31, 2019, under the Plan, the Company has issued to its common stockholders 12,957,681 shares, in aggregate. As of December 31, 2019, the aggregate issued share capital was 119,132,696 common shares. At December 31, 2019, members of the Konstantakopoulos Family owned, directly or indirectly, approximately 58.4% of the outstanding common shares, in the aggregate. Furthermore, (i) on August 7, 2013, the Company completed a public offering of 2,000,000 shares of its 7.625% Series B Cumulative Redeemable Perpetual Preferred Stock (the “Series B Preferred Stock”), par value $0.0001, at a public offering price of $25.00 per share, (ii) on January 21, 2014, the Company completed a public offering of 4,000,000 shares of its 8.50% Series C Cumulative Redeemable Perpetual Preferred Stock (the “Series C Preferred Stock”), par value $0.0001, at a public offering price of $25.00 per share, (iii) on May 13, 2015, the Company completed a public offering of 4,000,000 shares of its 8.75% Series D Cumulative Redeemable Perpetual Preferred Stock (the “Series D Preferred Stock”), par value $0.0001, at a public offering price of $25.00 per share and (iv) on January 30, 2018, the Company completed a public offering of 4,600,000 shares of its 8.875% Series E Cumulative Redeemable Perpetual Preferred Stock (the “Series E Preferred Stock”), par value $0.0001, at a public offering price of $25.00 per share.

As of December 31, 2018 and 2019, the Company owned and/or operated a fleet of 62 and 60 container vessels, respectively, with a total carrying capacity of approximately 409,345 and 409,037 twenty-foot equivalent units (“TEU”), respectively, through wholly-owned subsidiaries. The Company provides worldwide marine transportation services by chartering its container vessels to some of the world’s leading liner operators under long-, medium- and short-term time charters.

At December 31, 2019, Costamare had 74 wholly-owned subsidiaries incorporated in the Republic of Liberia and six incorporated in the Republic of the Marshall Islands.

2. Significant Accounting Policies and Recent Accounting Pronouncements:

(a) Principles of Consolidation: The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). The consolidated financial statements include the accounts of Costamare and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated upon consolidation.

Costamare, as the holding company, determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity or a variable interest entity. Under Accounting Standards Codification (“ASC”) 810 “Consolidation”, a voting interest entity is an entity in which the total equity investment at risk is sufficient to enable the entity to finance itself independently and provides the equity holders with the obligation to absorb losses, the right to

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2017, 2018 and 2019
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

receive residual returns and the right to make financial and operating decisions. Costamare consolidates voting interest entities in which it owns all, or at least a majority (generally, greater than 50%), of the voting interest. Variable interest entities (“VIE”) are entities as defined under ASC 810-10, that, in general, either do not have equity investors with voting rights or that have equity investors that do not provide sufficient financial resources for the entity to support its activities. A controlling financial interest in a VIE is present when a company absorbs a majority of an entity’s expected losses, receives a majority of an entity’s expected residual returns, or both. The company with a controlling financial interest, known as the primary beneficiary, is required to consolidate the VIE. The Company evaluates all arrangements that may include a variable interest in an entity to determine if it may be the primary beneficiary, and would be required to include assets, liabilities and operations of a VIE in its consolidated financial statements. As of December 31, 2018 and 2019 no such interest existed.

(b) Use of Estimates: The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Comprehensive Income / (Loss): In the statement of comprehensive income, the Company presents the change in equity (net assets) during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by shareholders and distributions to shareholders. The Company follows the provisions of ASC 220 “Comprehensive Income”, and presents items of net income, items of other comprehensive income (“OCI”) and total comprehensive income in two separate but consecutive statements. Reclassification adjustments between OCI and net income are required to be presented separately on the statement of comprehensive income.

(d) Foreign Currency Translation: The functional currency of the Company is the U.S. dollar because the Company’s vessels operate in international shipping markets and, therefore, primarily transact business in U.S. dollars. The Company’s books of accounts are maintained in U.S. dollars. Transactions involving other currencies during the year are converted into U.S. dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated into U.S. dollars at the year-end exchange rates. Resulting gains or losses are reflected separately in the accompanying consolidated statements of income.

(e) Cash, Cash Equivalents and Restricted Cash: The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents. Cash also includes other kinds of accounts that have the general characteristics of demand deposits in that the customer may deposit additional funds at any time and also effectively may withdraw funds at any time without prior notice or penalty.

Restricted cash consists of minimum cash deposits to be maintained at all times under certain of the Company’s loan agreements. Restricted cash also includes bank deposits and deposits in so-called “retention accounts” that are required under the Company’s borrowing arrangements which are used to fund the loan installments coming due. The funds can only be used for the purposes of loan repayment. A reconciliation of the cash, cash equivalents and restricted cash is presented in the table below:

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2017, 2018 and 2019
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

	For the years ended December 31,
	2017	2018	2019
Reconciliation of cash, cash equivalents and restricted cash
Cash and cash equivalents	178,986	113,714	148,928
Restricted cash—current portion	7,238	5,600	6,912
Restricted cash—non-current portion	32,661	47,177	40,031

Total cash, cash equivalents and restricted cash	$218,885	$166,491	$195,871

(f) Accounts Receivable, net: The amount shown as receivables, at each balance sheet date, mainly includes receivables from charterers for hire, net of any provision for doubtful accounts and accrued interest on these receivables, if any. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. The provision established for doubtful accounts as of December 31, 2018 and 2019, is $0.

(g) Inventories: Inventories consist of bunkers, lubricants and spare parts which are stated at the lower of cost or market on a consistent basis. Cost is determined by the first in, first out method.

(h) Insurance Claims Receivable: The Company records insurance claim recoveries for insured losses incurred on damage to fixed assets and for insured crew medical expenses. Insurance claim recoveries are recorded, net of any deductible amounts, at the time the Company’s fixed assets suffer insured damages or when crew medical expenses are incurred, recovery is probable under the related insurance policies and the claim is not subject to litigation.

(i) Vessels, Net: Vessels are stated at cost, which consists of the contract price and any material expenses incurred upon acquisition (initial repairs, improvements and delivery expenses, interest and on-site supervision costs incurred during the construction periods). Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels; otherwise these amounts are charged to expense as incurred.

The cost of each of the Company’s vessels is depreciated from the date of acquisition on a straight-line basis over the vessel’s remaining estimated economic useful life, after considering the estimated residual value which is equal to the product of vessels’ lightweight tonnage and estimated scrap rate. Management estimates the useful life of the Company’s vessels to be 30 years from the date of initial delivery from the shipyard and the estimated scrap rate used to calculate the vessels’ salvage value is $0.300 per lightweight ton. Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful life.

If the estimated economic lives assigned to the Company’s vessels prove to be too long because of unforeseen events such as an extended period of weak markets, the broad imposition of age restrictions by the Company’s customers’, new regulations, or other future events, the remaining estimated useful life of any affected vessel is adjusted accordingly.

(j) Time Charters Assumed with the Acquisition of Second-hand Vessels: The Company records identified assets or liabilities associated with the acquisition of a vessel at fair value, determined by reference to market data. The Company values any asset or liability arising from the market value of any time charters assumed when a vessel is acquired from entities that are not under common control. This policy does not apply when a vessel is acquired from entities that are under common control. The amount to be recorded as an asset or liability of the time charter assumed at the date of vessel delivery is based on the difference between the current fair market value of the time charter and the net present value of future contractual cash flows under the time charter. When the present value of the contractual cash flows of the time charter assumed is greater than its current fair value, the difference is recorded as accrued charter revenue. When the opposite situation occurs, any difference, capped to the vessel’s fair value on a charter free basis, is recorded as unearned

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2017, 2018 and 2019
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

revenue. Such assets and liabilities, respectively, are amortized as a reduction of, or an increase in, revenue over the period of the time charter assumed.

(k) Impairment of Long-lived Assets: The Company reviews its vessels for impairment whenever events or changes in circumstances indicate that the carrying amount of a vessel might not be recoverable. The Company considers information, such as vessel sales and purchases, business plans and overall market conditions in order to determine if an impairment might exist.

If the Company determines that an impairment indicator is present, or if circumstances indicate that an impairment may exist, the Company then performs an analysis to determine whether an impairment loss should be recognized. The Company proceeds to Step 1 of the impairment analysis whereby, it computes estimates of the future undiscounted net operating cash flows for each vessel based on assumptions regarding time charter rates, vessels’ operating expenses, vessels’ capital expenditures, vessels’ residual value, fleet utilization and the estimated remaining useful life of each vessel. The future undiscounted net operating cash flows are determined as the sum of (x) (i) the charter revenues from existing time charters for the fixed fleet days and (ii) an estimated daily time charter rate for the unfixed days (based on the most recent ten year historical average rates after eliminating outliers and without adjustment for any growth rate) over the remaining estimated life of the vessel, assuming fleet utilization of 99.2% (excluding the scheduled off-hire days for planned dry-dockings and special surveys which are determined separately ranging from 12 to 30 days depending on the size and age of each vessel), less (y) (i) expected outflows for vessels’ operating expenses assuming an expected increase in expenses of 2.5%, based on management’s estimates taking into consideration the Company’s historical data, (ii) planned dry-docking and special survey expenditures and (iii) management fees expenditures. Charter rates for container shipping vessels are cyclical and subject to significant volatility based on factors beyond the Company’s control. Therefore, the Company considers the most recent ten-year historical average, after eliminating outliers, to be a reasonable estimation of expected future charter rates over the remaining useful life of our vessels. The Company defines outliers as index values provided by an independent, third party maritime research services provider. Given the spread of rates between peaks and troughs over the decade, the Company believes the most recent ten-year historical average rates, after eliminating outliers, provide a fair estimate in determining a rate for long-term forecasts. The salvage value used in the impairment test is estimated at $0.300 per light weight ton in accordance with the vessels’ depreciation policy. The assumptions used to develop estimates of future undiscounted net operating cash flows are based on historical trends as well as future expectations. If those future undiscounted net operating cash flows are greater than a vessel’s carrying value, there are no impairment indications for such vessel. If those future undiscounted net operating cash flows are less than a vessel’s carrying value, the Company proceeds to Step 2 of the impairment analysis for such vessel.

In Step 2 of the impairment analysis, the Company determines the fair value of the vessels that failed Step 1 of the impairment analysis, based on management estimates and assumptions, making use of available market data and taking into consideration third party valuations. Therefore, the Company has categorized the fair value of the vessels as Level 2 in the fair value hierarchy. The difference between the carrying value of the vessels that failed Step 1 of the impairment analysis and their fair value as calculated in Step 2 of the impairment analysis is recognized in the Company’s accounts as impairment loss.

The review of the carrying amounts in connection with the estimated recoverable amount of the Company’s vessels as of December 31, 2019 resulted in an impairment loss of $3,042. As of December 31, 2017 and 2018, our assessment concluded that $17,959 and nil, respectively, of impairment loss should be recorded.

(l) Long-lived Assets Classified as Held for Sale: The Company classifies long lived assets and disposal groups as being held for sale in accordance with ASC 360, Property, Plant and Equipment, when: (i) management, having the authority to approve the action, commits to a plan to sell the

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2017, 2018 and 2019
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

asset; (ii) the asset is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets; (iii) an active program to locate a buyer and other actions required to complete the plan to sell the asset have been initiated; (iv) the sale of the asset is probable, and transfer of the asset is expected to qualify for recognition as a completed sale, within one year; (v) the asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value and (vi) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Long lived assets classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. According to ASC 360-10-35, the fair value less cost to sell of the long-lived asset (disposal group) should be assessed each reporting period it remains classified as held for sale. Subsequent changes in the long-lived asset’s fair value less cost to sell (increase or decrease) would be reported as an adjustment to its carrying amount, except that the adjusted carrying amount should not exceed the carrying amount of the long-lived asset at the time it was initially classified as held for sale. These long-lived assets are not depreciated once they meet the criteria to be classified as held for sale and are classified in current assets on the consolidated balance sheet.

(m) Accounting for Special Survey and Dry-docking Costs: The Company follows the deferral method of accounting for special survey and dry-docking costs whereby actual costs incurred are deferred and are amortized on a straight-line basis over the period through the date the next survey is scheduled to become due. Costs deferred are limited to actual costs incurred at the yard and parts used in the dry-docking or special survey. If a survey is performed prior to the scheduled date, the remaining unamortized balances are immediately written off. Unamortized balances of vessels that are sold are written-off and included in the calculation of the resulting gain or loss in the period of the vessel’s sale. Furthermore, unamortized dry-docking and special survey balances of vessels that are classified as Assets held for sale and are not recoverable as of the date of such classification are immediately written-off to the consolidated statement of income.

(n) Financing Costs: Costs associated with new loans or refinancing of existing loans, including fees paid to lenders or required to be paid to third parties on the lender’s behalf for obtaining new loans or refinancing existing loans, are recorded as deferred charges. Deferred financing costs are presented as a deduction from the corresponding liability. Such fees are deferred and amortized to interest and finance costs during the life of the related debt using the effective interest method. Unamortized fees relating to loans repaid or refinanced, meeting the criteria of debt extinguishment, are expensed in the period the repayment or refinancing is made.

(o) Concentration of Credit Risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, accounts receivable (included in current and non-current assets), equity method investments, equity securities, debt securities and derivative contracts (interest rate swaps and foreign currency contracts). The Company places its cash and cash equivalents, consisting mostly of deposits, with high credit rated financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions. The Company is exposed to credit risk in the event of non-performance by counterparties to derivative instruments; however, the Company limits its exposure by diversifying among counterparties with high credit ratings. The Company limits its credit risk with accounts receivable, equity method investments and equity and debt securities by performing ongoing credit evaluations of its customers’ and investees’ financial condition and generally does not require collateral for its accounts receivable.

(p) Accounting for Revenues and Expenses: Revenues are generated from time charter agreements which contain a lease as they meet the criteria of a lease under ASC 842 or ASC 840 under transition accounting. All agreements contain a minimum non-cancellable period and an extension period at the option of the charterer. Each lease term is assessed at the inception of that lease. Under a time-charter agreement, the charterer pays a daily hire for the use of the vessel and

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2017, 2018 and 2019
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

reimburses the owner for hold cleanings, extra insurance premiums for navigating in restricted areas and damages caused by such charterer. Additionally, the charterer pays port and canal dues to third parties, as well as for bunkers consumed during the term of the time charter agreement. Such costs are considered direct costs for the charterers as they are directly paid by charterers, unless they are paid to the account of the owner, in which case they are included in voyage expenses. Additionally, the owner pays commissions on the daily hire, to both the charterer and to brokers, which are direct costs and are recorded in voyage expenses. Under a time-charter agreement, the owner provides services related to the operation and the maintenance of the vessel, including crew, spares and repairs, which are recognized in operating expenses. Time charter revenues are recognized over the term of the charter as service is provided, when they become fixed and determinable. Revenues from time charter agreements providing for varying annual rates are accounted for as operating leases and thus recognized on a straight-line basis over the non-cancellable rental periods of such agreements, as service is performed. Revenue generated from variable lease payments is recognized in the period when changes in the facts and circumstances on which the variable lease payments are based occur. Unearned revenue includes cash received prior to the balance sheet date for which all criteria to recognize as revenue have not been met, including any unearned revenue resulting from charter agreements providing for varying annual rates, which are accounted for on a straight-line basis. The Company, as lessor, has elected not to allocate the consideration in the agreement to the separate lease and non-lease components (operation and maintenance of the vessel), as their timing and pattern of transfer to the charterer, as the lessee, are the same and the lease component, if accounted for separately, would be classified as an operating lease. Additionally, the lease component is considered the predominant component as the Company has assessed that more value is ascribed to the lease of the vessel rather than to the services provided under the time charter contracts.

Revenues for 2017, 2018 and 2019, derived from significant charterers individually accounting for 10% or more of revenues (in percentages of total revenues) were as follows:

	2017	2018	2019
A	28%	27%	22%
B	29%	27%	24%
C	16%	10%	10%
D	21%	24%	38%

Total	94%	88%	94%

(q) Derivative Financial Instruments: The Company enters into interest rate swap contracts to manage its exposure to fluctuations of interest rate risks associated with specific borrowings. Interest rate differentials paid or received under these swap agreements are recognized as part of the interest expense related to the hedged debt. All derivatives are recognized in the consolidated financial statements at their fair value. On the inception date of the derivative contract, the Company designates the derivative as a hedge of a forecasted transaction or the variability of cash flow to be paid (“cash flow” hedge). Changes in the fair value of a derivative that is qualified, designated and highly effective as a cash flow hedge are recorded in the consolidated statement of comprehensive income until earnings are affected by the forecasted transaction or the variability of cash flow and are then reported in earnings. Changes in the fair value of undesignated derivative instruments and the ineffective portion of designated derivative instruments are reported in earnings in the period in which those fair value changes have occurred. Realized gains or losses on early termination of the derivative instruments are also classified in earnings in the period of termination of the respective derivative instrument. The Company may re-designate an undesignated hedge after its inception as a hedge but then will consider its non-zero value at re-designation in its assessment of effectiveness of the cash flow hedge.

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2017, 2018 and 2019
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

The Company formally documents all relationships between hedging instruments and hedged items, as well as the risk-management objective and strategy for undertaking various hedge transactions.

This process includes linking all derivatives that are designated as cash flow hedges to specific forecasted transactions or variability of cash flow.

The Company also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flow of hedged items. The Company considers a hedge to be highly effective if the change in fair value of the derivative hedging instrument is within 80% to 125% of the opposite change in the fair value of the hedged item attributable to the hedged risk. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, the Company discontinues hedge accounting prospectively, in accordance with ASC 815 “Derivatives and Hedging”.

On January 1, 2016 the Company changed the presentation of interest accrued and realized on non-hedging derivative instruments and reclassified such from the Interest and Finance costs line item to Loss on derivative instruments, net on the consolidated statements of income. Comparative figures have been recast to reflect this change in presentation.

The Company also enters into forward exchange rate contracts to manage its exposure to currency exchange risk on certain foreign currency liabilities. The Company has not designated these forward exchange rate contracts for hedge accounting.

(r) Earnings per Share: Basic earnings per share are computed by dividing net income attributable to common equity holders by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised. The Company had no dilutive securities outstanding during the three-year period ended December 31, 2018. Earnings per share attributable to common equity holders are adjusted by the contractual amount of dividends related to the preferred stock holders that accrue for the period.

(s) Fair Value Measurements: The Company adopted, as of January 1, 2008, ASC 820 “Fair Value Measurements and Disclosures”, which defines and provides guidance as to the measurement of fair value. This standard creates a hierarchy of measurement and indicates that, when possible, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The fair value hierarchy gives the highest priority (Level 1) to quoted prices in active markets and the lowest priority (Level 3) to unobservable data for example, the reporting entity’s own data. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy. The standard applies when assets or liabilities in the financial statements are to be measured at fair value but does not require additional use of fair value beyond the requirements in other accounting principles (Notes 18 and 19).

ASC 825 “Financial Instruments” permits companies to report certain financial assets and financial liabilities at fair value. ASC 825 was effective for the Company as of January 1, 2008, at which time the Company could elect to apply the standard prospectively and measure certain financial instruments at fair value. The Company has evaluated the guidance contained in ASC 825, and has elected not to report any existing financial assets or liabilities at fair value that are not already so reported; therefore, the adoption of the statement had no impact on its financial position and results of operations. The Company retains the ability to elect the fair value option for certain future assets and liabilities acquired under this standard.

(t) Segment Reporting: The Company reports financial information and evaluates its operations by charter revenues and not by the length of ship employment for its customers, i.e., spot or time charters. The Company does not use discrete financial information to evaluate the operating results

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2017, 2018 and 2019
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

for each such type of charter. Although revenue can be identified for these types of charters, management cannot and does not identify expenses, profitability or other financial information for these charters. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide (subject to certain agreed exclusions) and, as a result, the disclosure of geographic information is impracticable. As a result, management, including the chief operating decision maker, reviews operating results solely by revenue per day and operating results of the fleet and thus the Company has determined that it operates under one reportable segment.

(u) Equity Method Investments: Investments in the common stock of entities, in which the Company has significant influence over operating and financial policies, are accounted for using the equity method. Under this method, the investment in such entities is initially recorded at cost and is adjusted to recognize the Company’s share of the earnings or losses of the investee after the acquisition date and is adjusted for impairment whenever facts and circumstances indicate that a decline in fair value below the cost basis is other than temporary. The amount of the adjustment is included in the determination of net income / (loss). Dividends received from an investee reduce the carrying amount of the investment. When the Company’s share of losses in an investee equals or exceeds its interest in the investee, the Company does not recognize further losses unless the Company has incurred obligations or made payments on behalf of the investee.

(v) Right-of-Use Asset - Finance Leases: The Financial Accounting Standards Board (“FASB”) ASC 842 classifies leases from the standpoint of the lessee at the inception of the lease as finance leases or operating leases. The determination of whether an arrangement is (or contains) a finance lease is based on the substance of the arrangement at the inception date and is assessed in accordance with the criteria set in ASC 842-10-25-2. If none of the criteria in ASC 842-10-25-2 are met, leases are accounted for as operating leases.

Finance leases are accounted for as the acquisition of a finance right-of-use asset and the incurrence of an obligation by the lessee. At the commencement date of the finance lease, a lessee initially measures the lease liability at the present value, using the discount rate determined on the commencement, of the lease payments to be made over the lease term. Subsequently, the lease liability is increased by the interest on the lease liability and decreased by the lease payments during the period. The interest on the lease liability is determined in each period during the lease term as the amount that produces a constant periodic discount rate on the remaining balance of the liability, taking into consideration the reassessment requirements.

A lessee initially measures the finance right-of-use asset at cost which consists of: the amount of the initial measurement of the lease liability; any lease payments made to the lessor at or before the commencement date, less any lease incentives received; and any initial direct costs incurred by the lessee. Subsequently, the finance right-of-use asset is measured at cost less any accumulated amortization and any accumulated impairment losses, taking into consideration the reassessment requirements. A lessee shall amortize the finance right-of-use asset on a straight-line basis (unless another systematic basis better represents the pattern in which the lessee expects to consume the right-of-use asset’s future economic benefits) from the commencement date to the earlier of the end of the useful life of the finance right-of-use asset or the end of the lease term. However, if the lease transfers ownership of the underlying asset to the lessee or the lessee is reasonably certain to exercise an option to purchase the underlying asset, the lessee shall amortize the right-of-use asset to the end of the useful life of the underlying asset (estimated at 30 years). Transition accounting for the adoption of ASC 842 is described below in “New Accounting Pronouncements—Adopted”.

For sale and leaseback transactions, if the transfer is not a sale in accordance with ASC 842-40-25-1 through 25-3, the Company, as seller-lessee - does not derecognize the transferred asset and accounts for the transaction as a financing. An excess of carrying value over fair market value at the date of sale would indicate that the recoverability of the carrying amount of an asset should be assessed under the guidelines of ASC 360.

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2017, 2018 and 2019
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

Operating lease payments are recognized as an operating expense in the consolidated statement of income on a straight-line basis over the lease term.

(w) Investments in Equity and Debt Securities: The Company historically classified debt securities and equity securities pursuant to the provisions of ASC 320-10-25-1 “Investments—Debt and Equity Securities”, into one of the following three categories:

a. Trading securities: If the Company acquires a security with the intent of selling it in the near term, the security is classified as trading,

b. Available-for-sale securities: Investments in debt securities and equity securities that have readily determinable fair values not classified as trading securities or as held-to-maturity securities are classified as available-for-sale securities and

c. Held-to-maturity securities: Investments in debt securities are classified as held-to-maturity only if the Company has the positive intent and ability to hold these securities to maturity.

In order to determine the applicable category, the Company considered the following: (i) if the Company intended to sell the security, (ii) whether it is more likely than not that the Company will be required to sell the security before the recovery of its (entire) cost, and (iii) whether the security has a readily determinable fair value or not.

Debt and equity securities, which were decided on inception to be accounted for as trading securities or available-for-sale securities, were initially recognized at cost and subsequently measured at fair value. Declines in the fair value of trading securities were recognized in earnings, while declines in the fair value of available-for-sale securities were recorded in Other Comprehensive Income and affect earnings when the securities were disposed.

Beginning January 1, 2018, the adoption of ASU 2016-01 “Recognition and Measurement of Financial Assets and Financial Liabilities” changes the existing GAAP model for investments, by making two specific changes to the accounting for equity investments: (1) supersedes the existing requirement to classify equity securities with readily determinable fair values into different categories (that is, trading or available-for-sale); and (2) requires equity securities (including other ownership interests, such as partnerships, unincorporated joint ventures, and limited liability companies, but excluding those accounted for under the equity method, those that result in consolidation of the investee and certain other investments) to be measured at fair value with changes in the fair value recognized through net income. However, for equity investments that don’t have readily determinable fair values and don’t qualify for the existing practical expedient in ASC 820 to estimate fair value using the net asset value (NAV) per share (or its equivalent) of the investment, entities may choose to measure those investments at cost, less any impairment. The new guidance does not broadly change the classification and measurement guidance for classifying and measuring investments in debt securities.

Held-to-maturity debt securities are initially recognized at cost and subsequently are measured at amortized cost, less impairment. The amortized cost is adjusted for amortization of premiums and accretion of discounts to maturity. Management evaluates debt securities held-to-maturity for other than temporary impairment at each reporting date. In evaluating whether a decline in value is other than temporary, the Company considers several factors including, but not limited, to the following: (i) the extent of the duration of the decline; (ii) the reasons for the decline in value, and (iii) the financial condition of and near-term prospects of the issuer.

Equity securities with no readily determinable fair value, which relate to an entity in which the Company does not have the ability to exercise significant influence, were historically accounted for pursuant to the provisions of ASC 325-20 “Investments - Other Cost Method Investments”. The Company initially recognizes such equity securities at cost. Subsequently, any dividends distributed by the investee to the Company are recognized as income when received, but only to the extent

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2017, 2018 and 2019
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

they represent net accumulated earnings of the investee since the Company’s initial recognition of the investment. Net accumulated earnings are recognized as income by the Company only if they are distributed to the investor as dividends. Any dividends received in excess of net accumulated earnings are recognized as a reduction in the carrying amount of the investment. Management evaluates the equity securities for other-than-temporary-impairment at each reporting date. An investment in cost method equity securities is considered impaired if the fair value of the investment is less than its carrying value, in which case the Company recognizes in earnings an impairment loss equal to the difference between their carrying value and their fair value. Consideration is given to significant deterioration in the earnings performance, or business prospects of the investee, significant adverse change in the regulatory, economic, or technological environment of the investee, significant adverse change in the general market condition in which the investee operates, as well as factors that raise significant concerns about the investee’s ability to continue as a going concern. Beginning January 1, 2018, upon adoption of ASU 2016-01 “Recognition and Measurement of Financial Assets and Financial Liabilities”, the Company used a prospective transition approach for such equity investments without readily determinable fair values (including disclosure requirements). The Company elected to use the measurement alternative for these investments and measure these investments at cost, less any impairment.

An investment in debt or equity securities is considered impaired if the fair value of the investment is less than its carrying value, in which case, the Company recognizes in earnings an impairment loss equal to the difference between their carrying value and their fair value.

(x) Stock Based Compensation: The Company accounts for stock-based payment awards granted to Costamare Shipping Services Ltd. (Note 3 and 14(a)) for the services provided, following the guidance in ASC 505-50 “Equity Based Payments to Non-Employees”. The fair value of the stock-based payment awards is recognized in the line item General and administrative expenses - related parties in the consolidated statements of income.

(y) Going concern: The Company evaluates whether there is substantial doubt about its ability to continue as a going concern by applying the provisions of ASU No. 2014-15. In more detail, the Company evaluates whether there are conditions or events that raise substantial doubt about the Company’s ability to continue as a going concern within one year from the date the financial statements are issued. As part of such evaluation, the Company did not identify any conditions that raise substantial doubt about the entity’s ability to continue as a going concern. As a result, there was no impact in the Company’s results of operations, financial position, cash flows or disclosures.

(z) Long lived Assets- Financing Arrangements: Following the implementation of ASC 606 Revenue with Contracts with Customers, sale and leaseback transactions, which includes an obligation for the Company, as seller-lessee, to repurchase the asset, are precluded from being accounted for the transfer of the asset as sale, as the transaction is classified as a financing by the Company, since it effectively retains control of the underlying asset. As such, the Company does not derecognize the transferred asset, accounts for any amounts received as a financing arrangement and recognizes the difference between the amount of consideration received and the amount of consideration to be paid as interest. Interest costs incurred (i) under financing arrangements that relate to vessels in operation are expensed to Interest and finance costs in the consolidated statement of operations and (ii) under financing arrangements that relate to vessels under construction are capitalized to Vessels and advances, net in the consolidated balance sheets.

New Accounting Pronouncements - Adopted

On January 1, 2019, the Company adopted ASU No. 2016-02, Leases (ASC 842), as amended from time to time, using the modified retrospective transition method. The Company elected to apply the additional and optional transition method to existing leases at the beginning of the period

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2017, 2018 and 2019
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

of adoption through a cumulative effect adjustment to the opening retained earnings as of January 1, 2019. The prior period comparative information has not been restated and continues to be reported under the accounting guidance in effect for those periods (ASC 840), including the disclosure requirements. Also, the Company elected to apply a package of practical expedients under ASC 842, which allowed the Company, not to reassess (i) whether any existing contracts, on the date of adoption, contained a lease, (ii) lease classification of existing leases classified as operating leases in accordance with ASC 840 and (iii) initial direct costs for any existing leases.. The Company accounts for operating leases that were entered into before January 1, 2019, but commenced on or after this effective date under ASC 842 rather than the transition provisions of ASC 842.

Furthermore, as a resulting of electing to apply the package of practical expedients, at January 1, 2019, the Company’s capital leases under ASC 840 became finance leases under ASC 842 as lease classification is not reassessed in transition. Therefore, at that date, the Company, as lessee, initially recognized a finance lease right-of-use asset and lease liability measured at the carrying amount of the capital lease assets and capital lease obligations under ASC 840. There were no unamortized initial direct costs recognized as part of the finance lease right-of-use asset. After January 1, 2019, the Company, as lessee, will follow ASC 840 for expense recognition unless the lease is modified and the modified lease is not accounted for as a separate contract or the Company is otherwise required to remeasure its lease liability in accordance with ASC 842. At January 1, 2019, the Company continued to recognize the deferred gain or loss, previously described as prepaid or unearned rental income, related to its failed sale and leaseback transactions under ASC 840, but reclassified such amounts to the right-of-use asset and changed the amortization period from over the lease term to in proportion to the amortization of the right-of-use asset.

On January 1, 2019, the Company adopted ASU No. 2017-11, Earnings Per Share (Topic 260), Distinguishing Liabilities from Equity (Topic 480) and Derivatives and Hedging (Topic 815). Part I of this Update addresses the complexity of accounting for certain financial instruments with down round features. Down round features are features of certain equity-linked instruments (or embedded features) that result in the strike price being reduced on the basis of the pricing of future equity offerings. Current accounting guidance creates cost and complexity for entities that issue financial instruments (such as warrants and convertible instruments) with down round features that require fair value measurement of the entire instrument or conversion option. Part II of this Update addresses the difficulty of navigating Topic 480, Distinguishing Liabilities from Equity, because of the existence of extensive pending content in the FASB Accounting Standards Codification. This pending content is the result of the indefinite deferral of accounting requirements about mandatorily redeemable financial instruments of certain nonpublic entities and certain mandatorily redeemable non-controlling interests. The amendments in Part II of this Update do not have an accounting effect. The adoption of this new accounting guidance did not have a material effect on the Company’s consolidated financial statements and related disclosures.

On January 1, 2019, the Company adopted ASU No. 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities (ASU No. 2017-12), which amends and simplifies existing guidance in order to allow companies to more accurately present the economic effects of risk management activities in the financial statements, and ASU 2018-16, “Derivatives and Hedging (Topic 815)—Inclusion of the Secured Overnight Financing Rate (SOFR) Overnight Index Swap (OIS) Rate as a Benchmark Interest Rate for Hedge Accounting Purposes”, which permits the use of the OIS rate based on SOFR as a U.S. benchmark interest rate for hedge accounting purposes under Topic 815 in addition to the UST, the LIBOR swap rate, the OIS rate based on the Fed Funds Effective Rate and the SIFMA Municipal Swap Rate, as further amended through ASU 2019-04, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825 Financial Instruments”. The amendments have been adopted on a prospective basis for qualifying

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2017, 2018 and 2019
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

new or re-designated hedging relationships entered into on or after the date of adoption. The adoption of this new accounting guidance did not have a material effect on the Company’s consolidated financial statements.

On January 1, 2019, the Company adopted ASU No. 2018-07, Improvements to Nonemployee Share-Based Payment Accounting (Topic 718), which simplifies the accounting for share-based payments to nonemployees by aligning it with the accounting for share-based payments to employees, with certain exceptions. The adoption of this new accounting guidance did not have a material effect on the Company’s consolidated financial statements and related disclosures.

New Accounting Pronouncements - Not Yet Adopted

In June 2016, the FASB issued ASU No. 2016-13—Financial Instruments—Credit Losses (Topic 326)—Measurement of Credit Losses on Financial Instruments. ASU No. 2016-13 amended guidance on reporting credit losses for assets held at amortized cost basis and available for sale debt securities. For public entities, the amendments of this Update are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early application is permitted. Furthermore, in November 2018, the FASB issued ASU 2018-19, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses”. The amendments clarify that receivables arising from operating leases are not within the scope of Subtopic 326-20. Instead, impairment of receivables arising from operating leases should be accounted for in accordance with Topic 842, Leases. In addition, in April 2019, the FASB issued ASU 2019-04, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825 Financial Instruments”, the amendments of which clarify the modification of accounting for available for sale debt securities excluding applicable accrued interest, which must be individually assessed for credit losses when fair value is less than the amortized cost basis. In May 2019, the FASB issued ASU 2019-05, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825 Financial Instruments”, the amendments of which provide entities that have certain instruments within the scope of Subtopic 326-20, Financial Instruments—Credit Losses—Measured at Amortized Cost, with an option to irrevocably elect the fair value option in Subtopic 825-10, Financial Instruments—Overall, applied on an instrument-by-instrument basis for eligible instruments, upon adoption of Topic 326. The fair value option election does not apply to held-to-maturity debt securities. An entity that elects the fair value option should subsequently apply the guidance in Subtopics 820-10, Fair Value Measurement—Overall, and 825-10. The effective date and transition requirements for the amendments in these Updates are the same as the effective dates and transition requirements in Update 2016-13, as amended by these Updates. Based on its preliminary assessment and considering that its receivables relate mainly to time charter revenues whose collectability is evaluated in accordance with ASC 842 Leases, the Company does not expect to have a material impact from the adoption of the new accounting standard on its consolidated financial statements and related disclosures.

In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820)—Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement”, which improves the effectiveness of fair value measurement disclosures. In particular, the amendments in this Update modify the disclosure requirements on fair value measurements in Topic 820, Fair Value Measurement, based on the concepts in FASB Concepts Statement, Conceptual Framework for Financial Reporting—Chapter 8: Notes to Financial Statements, including the consideration of costs and benefits. The amendments in the Update apply to all entities that are required under existing GAAP to make disclosures about recurring and non-recurring fair value measurements. ASU 2018-13 is effective for annual periods, including interim periods within those

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2017, 2018 and 2019
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

annual periods, beginning after December 15, 2019. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. Early adoption is permitted upon issuance of this Update. An entity is permitted to early adopt any removed or modified disclosures upon issuance of this Update and delay adoption of the additional disclosures until their effective date. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements and related disclosures.

In October 2018, the FASB issued ASU 2018-17, “Consolidation (Topic 810)—Targeted Improvements to Related Party Guidance for Variable Interest Entities”. The FASB is issuing this Update in response to stakeholders’ observations that Topic 810, Consolidation, could be improved in the following areas: (i) applying the variable interest entity (VIE) guidance to private companies under common control and (ii) considering indirect interests held through related parties under common control for determining whether fees paid to decision makers and service providers are variable interests. The amendments in this Update improve the accounting for those areas, thereby improving general purpose financial reporting. ASU 2018-17 is effective for annual periods, including interim periods within those annual periods, beginning after December 15, 2019. All entities are required to apply the amendments in this Update retrospectively with a cumulative-effect adjustment to retained earnings at the beginning of the earliest period presented. Early adoption is permitted. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements and related disclosures.

3. Transactions with Related Parties:

(a) Costamare Shipping Company S.A. (“Costamare Shipping”) and Costamare Shipping Services Ltd. (“Costamare Services”): Costamare Shipping is a ship management company wholly owned by Mr. Konstantinos Konstantakopoulos, the Company’s Chairman and Chief Executive Officer. Costamare Shipping provides the Company, pursuant to a Framework Agreement dated November 2, 2015 as amended and restated on January 17, 2020 (the “Framework Agreement”), with general administrative and certain commercial services as well as technical, crewing, provisioning, bunkering, sale and purchase, chartering, accounting, insurance and administrative services in respect of the Company’s containerships in exchange for a daily fee for each containership. Costamare Services, a company controlled by the Company’s Chairman and Chief Executive Officer and members of his family, provides, pursuant to a Services Agreement dated November 2, 2015 (the “Services Agreement”), the Company’s vessel-owning subsidiaries with crewing, commercial and administrative services. Costamare Shipping and Costamare Services are not part of the consolidated group of the Company. The Company amended and restated the Framework Agreement to allow Costamare Shipping to retain certain relevant payouts from insurance providers. Effective July 1, 2019, the Services Agreement has been amended to increase the fees paid by each vessel-owning subsidiary of the Company to 1.10% from 0.60% of the charter hire and other income earned by each vessel-owning subsidiary.

On November 27, 2015, the Company amended and restated the Registration Rights Agreement entered into in connection with the Company’s Initial Public Offering, to extend registration rights to Costamare Shipping and Costamare Services each of which have received or may receive shares of its common stock as fee compensation.

Pursuant to the Framework Agreement and the Services Agreement, Costamare Shipping and Costamare Services received (i) for each containership a daily fee of $0.956 ($0.478 for any containership subject to a bareboat charter) prorated for the calendar days the Company owned

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2017, 2018 and 2019
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

each containership and for the three-month period following the date of the sale of a vessel, (ii) a flat fee of $787.4 for the supervision of the construction of any newbuild vessel contracted by the Company, (iii) a fee of 0.75% up to June 30, 2019 and 1.25% from July 1, 2019, on all gross freight, demurrage, charter hire, ballast bonus or other income earned with respect to each containership in the Company’s fleet and (iv) an annual fee of $2,500 and 598,400 shares (Note 1). Fees under (i) and (ii) may be annually adjusted upwards to reflect any strengthening of the Euro against the U.S. dollar and/or material unforeseen cost increases.

The Company is able to terminate the Framework Agreement and/or the Services Agreement, subject to a termination fee, by providing written notice to Costamare Shipping or Costamare Services, as applicable, at least 12 months before the end of the subsequent one-year term. The termination fee is equal to (a) the number of full years remaining prior to December 31, 2025, times (b) the aggregate fees due and payable to Costamare Shipping or Costamare Services, as applicable, during the 12-month period ending on the date of termination (without taking into account any reduction in fees under the Framework Agreement to reflect that certain obligations have been delegated to a sub-manager or a sub-provider, as applicable); provided that the termination fee will always be at least two times the aggregate fees over the 12-month period described above.

In 2013, Costamare Shipping entered into a co-operation agreement (the “Co-operation Agreement”) with third-party ship managers V.Ships Greece Ltd. (“V.Ships Greece”), pursuant to which the two companies established a ship management cell (the “Cell”) under V.Ships Greece. The Cell offers technical, crewing, provisioning, bunkering, sale and purchase and accounting services, as well as certain commercial and insurance services to certain of the Company’s container vessels, pursuant to separate management agreements entered into between V.Ships Greece and the ship-owning company of the respective container vessel, for a daily management fee. The Cell also offers ship management services to third-party owners. Effective April 1, 2019, the Company terminated its agreement with Costamare Shipping, whereby Costamare Shipping passed to the Company the net profit, if any, it received pursuant to the Co-operation Agreement as a refund or reduction of the management fees payable by the Company to Costamare Shipping under the Framework Agreement. The net profits earned during the years ended December 31, 2017, 2018 and 2019, amounted to $380, $456 and $350, respectively and are included as a reduction in management fees-related parties in the accompanying consolidated statements of income. As at December 31, 2019, the Cell provided services to 17 of Costamare’s vessels.

Management fees charged by Costamare Shipping in the years ended December 31, 2017, 2018 and 2019, amounted to $19,073, $19,989 and $21,669, respectively, and are separately reflected as Management fees-related parties in the accompanying consolidated statements of income. In addition, Costamare Shipping and Costamare Services charged (i) $4,864 for the year ended December 31, 2019 ($2,846 and $3,093 for the years ended December 31, 2018 and 2017, respectively), representing a fee of 0.75% up to June 30, 2019 and 1.25% from July 1, 2019, on all gross revenues, as provided in the Framework Agreement and the Services Agreement, as applicable, which is included in Voyage expenses-related parties in the accompanying consolidated statements of income, (ii) $2,500, which is included in General and administrative expenses—related parties in the accompanying consolidated statements of income for the year ended December 31, 2019 ($2,500 for the years ended December 31, 2018 and 2017) and (iii) $3,879, representing the fair value of 598,400 shares, which is included in General and administrative expenses - related parties in the accompanying consolidated statements of income for the year ended December 31, 2019 ($3,755 and $3,866 for the year ended December 31, 2018 and 2017, respectively). Furthermore, in accordance with the management agreements with V.Ships Greece and third party managers, V.Ships Greece and the third party managers have been provided with the amount of $75 per vessel as working capital security. Such amount, in aggregate, as at December 31, 2018 and 2019 was $1,875 and is included in Accounts receivable, non-current, in the accompanying consolidated balance sheets.

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2017, 2018 and 2019
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

During the years ended December 31, 2017, 2018 and 2019, Costamare Shipping charged in aggregate to the companies established pursuant to the Framework Deed (Notes 8 and 9) the amounts of $5,047, $6,428 and $3,821, respectively, for services provided in accordance with the respective management agreements.

The balance due from Costamare Shipping at December 31, 2018 and 2019, amounted to $4,681 and $7,576, respectively, and is included in Due from related parties in the accompanying consolidated balance sheets. The balance due to Costamare Services at December 31, 2018 and 2019, amounted to $196 and $473, respectively, and is reflected as Due to related parties in the accompanying consolidated balance sheets.

(b) Shanghai Costamare Ship Management Co., Ltd. (“Shanghai Costamare”): Shanghai Costamare is owned (indirectly) 70% by the Company’s Chairman and Chief Executive Officer and 30% (indirectly) by Shanghai Costamare’s General Manager. Shanghai Costamare is a company incorporated in the People’s Republic of China. Shanghai Costamare is not part of the consolidated group of the Company. The technical, crewing, provisioning, bunkering, sale and purchase and accounting services, as well as certain commercial services of certain of the Company’s vessels, have been subcontracted from Costamare Shipping to Shanghai Costamare. As of December 31, 2019, Shanghai Costamare provided such services to 17 of the Company’s containerships (15 as of December 31, 2018). There was no balance due from/to Shanghai Costamare at both December 31, 2018 and 2019.

(c) Blue Net Chartering GmbH & Co. KG (“Blue Net”): On January 1, 2018, Costamare Shipping appointed, on behalf of the vessels it manages, Blue Net, a company 50% (indirectly) owned by the Company’s Chairman and Chief Executive Officer, to provide charter brokerage services to all vessels under its management (including vessels owned by the Company). Blue Net provides exclusive charter brokerage services to containership owners. Under the charter brokerage services agreement as amended, each vessel-owning subsidiary paid a fee of €9,413 for the year ended December 31, 2019 (€10,364 for the year ended December 31, 2018), in respect of its vessel, prorated for the calendar days of ownership (including as disponent owner under a bareboat charter agreement), provided that in respect of vessels chartered on January 1, 2018, which remain chartered under the same charter party agreement in effect on January 1, 2018, the fee was €1,281 for the year ended December 31, 2019 (€1,139 for the year ended December 31, 2018). During the years ended December 31, 2018 and 2019, Costamare Shipping charged the ship-owning companies $355 and $418, respectively, which is included in Voyage expenses—related parties in the accompanying consolidated statements of income.

4. Other Non-Current Assets:

In 2014, Zim Integrated Services (“Zim”) agreed with its creditors, including vessel and container lenders, ship-owners, shipyards, unsecured lenders and bond holders, to restructure its debt. Based on this agreement, the Company received equity securities representing 1.2% of Zim’s equity and $8,229 aggregate principal amount of unsecured interest-bearing Zim notes maturing in 2023 consisting of $1,452 of 3.0% Series 1 Notes due 2023 amortizing subject to available cash flows in accordance with a corporate mechanism and $6,777 of 5.0% Series 2 Notes due 2023 non-amortizing (of the 5% interest, 3% is payable quarterly in cash and 2% interest is accrued quarterly with deferred cash payment on maturity) in exchange for amounts owed by Zim to the Company under their charter agreements. The Company calculated the fair value of the instruments received by Zim based on the agreement discussed above, available information on Zim and other similar contracts with similar terms, maturities and interest rates, and recorded at fair value of $676 in relation to the Series 1 Notes, $3,567 in relation to the Series 2 Notes and $7,802 in relation to its equity participation in Zim. The difference between the aggregate fair value of the debt and equity

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2017, 2018 and 2019
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

securities received from Zim and the then net carrying value of the amounts due from Zim of $2,888 was written-off in 2014.

The Company accounts on a quarterly basis, for the fair value unwinding of the Series 1 and Series 2 Notes, until the book value of the instruments equals their face value on maturity. During the year ended December 31, 2019, the Company recorded $851 in relation to their fair value unwinding ($779 and $715 for the years ended December 31, 2018 and 2017, respectively), which is included in “Interest income” in the consolidated statements of income. The Company has classified such debt and equity securities under other non-current assets, since it has no intention to sell the securities in the near term. During the year ended December 31, 2016, the Company received $46 capital redemption of the Series 1 Notes, reducing the principal to $1,406. The Series 1 and Series 2 Zim Notes are carried at amortized cost in the accompanying consolidated balance sheet as at December 31, 2019, which approximates their fair value as of such date. These financial instruments are not measured at fair value on a recurring basis. As of December 31, 2019, the Company has assessed for other than temporary impairment of its investment in Series 1 and Series 2 Notes and has concluded that no impairment should be recorded. As of December 31, 2019, the Zim debt securities amounted to $6,723 ($6,140 as of December 31, 2018).

The Zim equity securities are carried at cost less impairment. As of December 31, 2016, in accordance with the accounting guidance relating to loss in value of an investment that is other than a temporary decline, the Company recognized an impairment loss of $4,000 on its investment in equity securities in Zim. The value of the investment in equity securities in Zim is based on management’s best estimate of the realizable value of the investment and involved the use of internal inputs and assumptions (Level 3 inputs of the fair value hierarchy) which included management’s consideration of the current freight market, its medium term prospects and the effects of the operational and commercial restructuring that Zim has implemented in 2016 (Level 3 inputs of the fair value hierarchy). No dividends have been received from Zim since July 16, 2014. As of December 31, 2019, the Company has qualitatively assessed for impairment of its investment in equity securities in Zim and has concluded that no impairment should be recorded. As of December 31, 2019 and 2018, the Zim equity securities amounted to $3,802.

5. Inventories:

Inventories in the accompanying consolidated balance sheets relate to bunkers, lubricants and spare parts on board the vessels.

6. Vessels and advances, net:

The amounts in the accompanying consolidated balance sheets are as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, January 1, 2018	$2,595,768	$(1,016,259)	1,579,509

Depreciation	—	(82,434)	(82,434)
Vessel acquisitions, advances and other vessels’ costs	723,544	—	723,544
Disposals, transfers and other movements	(20,001)	6,168	(13,833)

Balance, December 31, 2018	$3,299,311	$(1,092,525)	$2,206,786

Depreciation	—	(102,101)	(102,101)
Vessel acquisitions, advances and other vessels’ costs	371,978	—	371,978
Disposals, transfers and other movements	(97,538)	52,705	(44,833)

Balance, December 31, 2019	$3,573,751	$(1,141,921)	$2,431,830

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2017, 2018 and 2019
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

During the year ended December 31, 2019, the Company prepaid the outstanding balances of Adele Shipping Co., Bastian Shipping Co. and Cadence Shipping Co. finance lease liabilities (Note 11) and acquired back the 2014-built, 9,403 TEU MSC Azov, MSC Ajaccio and MSC Amalfi. At the same year, the Company agreed to acquire four secondhand containerships. During the year ended December 31, 2019, the Company took delivery of three of the aforementioned vessels the 2010-built, 4,258 TEU Volans and Vulpecula (ex. JPO Vulpecula) and the 2009-built, 4,258TEU Vela. The fourth vessel, the JPO Virgo, was delivered in January 2020 (Note 21 (d)).

During the year ended December 31, 2018, the Company acquired six secondhand containerships, Michigan, Trader, Megalopolis, Marathopolis, Maersk Kleven and Maersk Kotka, with an aggregate capacity of 28,602 TEU.

On November 12, 2018, the Company purchased from York (Notes 8 and 9) its 60% of the equity interest in the companies owning the containerships Triton, Titan, Talos, Taurus and Theseus, with an aggregate capacity of 72,120 TEU, thus becoming sole shareholder of the container vessels (Note 9). Any favorable lease terms associated with these vessels were recorded as an intangible asset (“Time charter assumed”) at the time of the acquisition, amounting to $1,439 in the aggregate, current and non-current portion (Note 12). Management accounted for this acquisition as an asset acquisition under ASC 805 “Business Combinations”.

In May 2018, the Company ordered five newbuild vessels from a shipyard, each with approximately 12,690 TEU capacity. The five newbuild vessels are expected to be delivered between the third quarter of 2020 and the second quarter of 2021 and upon delivery, they will commence a ten-year time charter with their charterers. In August 2018, the Company entered into financing agreements with a financial institution for the five newbuild containerships (Note 10).

During the year ended December 31, 2018, the Company sold for demolition the vessels Itea and MSC Koroni and recognized an aggregate loss of $3,071, which is separately reflected in Loss on sale / disposal of vessels, net in the accompanying 2018 consolidated statement of income. On December 28, 2018, the Company decided to make arrangements to sell the vessel MSC Pylos. At that date, the Company concluded that all the criteria required by the relevant accounting standard, ASC 360-10-45-9, for the classification of the vessel MSC Pylos as “held for sale” were met. As of December 31, 2018, the amount of $4,838, separately reflected in Vessel held for sale in the 2018 consolidated balance sheet, represents the fair market value of the vessel based on the vessel’s estimated sale price, net of commissions (Level 2 inputs of the fair value hierarchy). The difference between the estimated fair value less cost to sell the vessel and the vessel’s carrying value (including the unamortized balance of its dry-docking cost), amounting to $101, was recorded in the year ended December 31, 2018, and is separately reflected as Loss on vessel held for sale in the 2018 consolidated statement of income.

During the year ended December 31, 2019, the Company sold the vessels MSC Pylos, Piraeus, Sierra II (ex. MSC Sierra II), Reunion (ex. MSC Reunion) and Namibia II (ex. MSC Namibia II) and recognized an aggregate loss of $19,589, which is separately reflected in Loss on sale / disposal of vessels, net in the accompanying 2019 consolidated statement of income. On December 26, 2019 and December 31, 2019, the Company decided to make arrangements to sell the vessels Neapolis and Zagora, respectively. At these dates, the Company concluded that all the criteria required by the relevant accounting standard, ASC 360-10-45-9, for the classification of the two vessels as “held for sale” were met. As of December 31, 2019, the amount of $4,908, separately reflected in Vessels held for sale in the 2019 consolidated balance sheet, represents the fair market value of the vessels based on the vessels’ estimated sale price, net of commissions (Level 2 inputs of the fair value hierarchy). The difference between the estimated fair value less cost to sell the vessels and the vessels’ carrying value, amounting to $2,495, was recorded in the year ended December 31, 2019, and is separately reflected as Loss on vessels held for sale in the accompanying 2019 statement of income.

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2017, 2018 and 2019
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

During the year ended December 31, 2019, the Company recorded an impairment loss in relation to two of its vessels in the amount of $3,042 (including $1,548 transferred from Deferred charges, net (Note 7)), in the aggregate, and is separately reflected in Vessels impairment loss in the 2019 consolidated statement of income.

Forty-five of the Company’s vessels, with a total carrying value of $1,653,517 as of December 31, 2019, including the vessels held for sale discussed above, have been provided as collateral to secure the long-term debt discussed in Note 10. This excludes the four vessels under the sale and leaseback transaction described in Note 11, the five newbuild vessels discussed above, the five vessels acquired under the Share Purchase Agreement (Note 9) with York and six unencumbered vessels.

7. Deferred Charges, net:

Deferred charges, net include the unamortized dry-docking and special survey costs. The amounts in the accompanying consolidated balance sheets are as follows:

Balance, January 1, 2018	$15,429

Additions	18,568
Amortization	(7,290)
Transfer to vessel held for sale	(457)

Balance, December 31, 2018	$26,250

Additions	6,280
Amortization	(8,948)
Write-off and other movements (Note 6)	(1,599)

Balance, December 31, 2019	$21,983

During the years ended December 31, 2017, 2018 and 2019, seven, 17 and six vessels, respectively, underwent and completed their special surveys. The amortization of the dry-docking and special survey costs is separately reflected in the accompanying consolidated statements of income.

8. Costamare Ventures Inc.:

On May 18, 2015, the Company, along with its wholly-owned subsidiary, Costamare Ventures Inc. (“Costamare Ventures”), amended and restated the Framework Deed, which was further amended on June 12, 2018 (the “Framework Deed”) with York Capital Management Global Advisors LLC and its affiliate Sparrow Holdings, L.P. (collectively, “York”) to invest jointly in the acquisition and construction of container vessels. Under the Framework Deed, the decisions regarding vessel acquisitions will be made jointly by Costamare Ventures and York and the Company reserves the right to acquire any vessels that York decides not to pursue.

Pursuant to the Framework Deed, Costamare Ventures and York can invest between 25% and 75% in the equity of the entities formed under the Framework Deed, the commitment period will end on May 18, 2020 and the termination of the Framework Deed will occur on May 18, 2024, or upon the occurrence of certain extraordinary events as described therein.

On termination and on the occurrence of certain extraordinary events, Costamare Ventures may elect to divide the vessels owned by all such vessel-owning entities between itself and York to reflect their cumulative participation in all such entities. Costamare Shipping provides ship management and administrative services to the vessels acquired under the Framework Deed, with the right to subcontract to V.Ships Greece and/or Shanghai Costamare.

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2017, 2018 and 2019
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

As at December 31, 2019, the Company holds between 25% and 49% of the capital stock of 13 jointly-owned companies formed pursuant to the Framework Deed with York (Note 9). The Company accounts for the entities formed under the Framework Deed as equity investments.

9. Equity Method Investments:

The companies accounted for as equity method investments, all of which are incorporated in the Marshall Islands, are as follows:

Entity	Vessel	Participation % December 31, 2019	Date Established /Acquired
Steadman Maritime Co.	Ensenada	49%	July 1, 2013
Marchant Maritime Co.	—	49%	July 8, 2013
Horton Maritime Co.	—	49%	June 26, 2013
Smales Maritime Co.	—	49%	June 6, 2013
Geyer Maritime Co.	Arkadia	49%	May 18, 2015
Goodway Maritime Co.	Monemvasia	49%	September 22, 2015
Kemp Maritime Co.	Cape Akritas	49%	June 6, 2013
Hyde Maritime Co.	Cape Tainaro	49%	June 6, 2013
Skerrett Maritime Co.	Cape Artemisio	49%	December 23, 2013
Ainsley Maritime Co.	Cape Kortia	25%	June 25, 2013
Ambrose Maritime Co.	Cape Sounio	25%	June 25, 2013
Platt Maritime Co.	Polar Argentina	49%	May 18, 2015
Sykes Maritime Co.	Polar Brasil	49%	May 18, 2015

During the year ended December 31, 2019, Costamare Ventures contributed $55 to the equity of Marchant Maritime Co. and received $2,340 in aggregate, in the form of a special dividend from Horton Maritime Co. and Steadman Maritime Co. During the year ended December 31, 2019, Smales Maritime Co. sold its vessel Elafonisos and during the same period Costamare Ventures received the amount of $2,940 in the form of a special dividend. During the year ended December 31, 2018, Costamare Ventures contributed $1,524 in aggregate to the equity of Steadman Maritime Co. and Horton Maritime Co. and received $1,107 in aggregate, in the form of a special dividend. During the year ended December 31, 2018, Horton Maritime Co. and Marchant Maritime Co. sold their vessels Petalidi and Padma, respectively.

During the year ended December 31, 2019, the Company received in the form of a special dividend, $13,378 in aggregate, from Kemp Maritime Co. and Hyde Maritime Co., $8,149 in aggregate, from Ainsley Maritime Co. and Ambrose Maritime Co., $1,372 from Skerrett Maritme Co. and $1,470 from Geyer Maritime Co.

During the year ended December 31, 2018, Costamare Ventures received in the form of a special dividend, $735 in aggregate, from Kemp Maritime Co. and Hyde Maritime Co., $1,000 in aggregate, from Ainsley Maritime Co. and Ambrose Maritime Co., $8,000 in aggregate, from Benedict Maritime Co., Bertrand Maritime Co., Beardmore Maritime Co., Fairbank Maritime Co. and Schofield Maritime Co. and $735 in aggregate, from Goodway Maritime Co.

During the year ended December 31, 2019, the Company received the amount of $1,176 in aggregate, in the form of a special dividend, from Platt Maritime Co. and Sykes Maritime Co. During the year ended December 31, 2018, the Company contributed, in the aggregate, the amount of $4,875 to Platt Maritime Co. and Sykes Maritime Co relating to the delivery installments of Polar Argentina and Polar Brasil.

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2017, 2018 and 2019
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

On November 12, 2018, Costamare entered into a share purchase agreement (the “Share Purchase Agreement”) to acquire the ownership interest held by York in five jointly-owned companies, namely Benedict Maritime Co., Bertrand Maritime Co., Beardmore Maritime Co., Schofield Maritime Co. and Fairbank Maritime Co., which had been formed pursuant to the Framework Deed. In connection with this agreement, the Company registered for resale by York up to 7.6 million shares of its common stock. Costamare could elect at any time within six months of February 8, 2019, the effective date of the registration statement on Form F-3/A filed with the SEC on December 19, 2018, to pay a portion of the consideration under the Share Purchase Agreement in Costamare common stock. At the date of the acquisition, the aggregate net value of assets and liabilities transferred to the Company (excluding cash and cash equivalents, the value of the fixed assets and the financing arrangements) was an excess amount of $5,171. Management accounted for this acquisition as an asset acquisition under ASC 805 “Business Combinations”; thus the 40% investment previously held by the Company was carried over at cost, whereas the cost consideration over proportionate cost of the net asset values acquired was proportionally allocated on a relative fair value basis to the net identifiable assets acquired (that is to the vessels (Note 6) and related time charters (Note 12)) other than non-qualifying assets.

On July 17, 2019, the Company elected to pay part of the previously agreed deferred price for the acquisition of the 60% equity interest of York in five 2016-built, 14,000 TEU containerships with newly-issued shares of the Company’s common stock. On July 25, 2019, 2,883,015 shares of common stock were issued in order to pay an amount of $15,130, representing part of the deferred price. The remaining deferred price due to York is included in Current portion of long-term debt, net of deferred financing costs in the accompanying 2019 consolidated balance sheet (Note 10.B.2) and will be paid in cash in accordance with the terms of the Share Purchase Agreement.

For the years ended December 31, 2017, 2018 and 2019, the Company recorded net gains of $3,381, $12,051 and $11,369, respectively, on equity method investments, which are separately reflected as Equity gain on investments in the accompanying consolidated statements of income.

The summarized combined financial information of the companies accounted for as equity method investment is as follows:

	December 31, 2018	December 31, 2019
Non-current assets	$552,110	$531,448
Current assets	40,230	49,787

Total assets	$592,340	$581,235

Current liabilities	$23,339	$94,879

	Year ended December 31,
	2018	2019
Voyage revenue	148,614	85,954

Net income	$29,628	$28,040

10. Long-Term Debt:

The amounts shown in the accompanying consolidated balance sheets consist of the following:

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2017, 2018 and 2019
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

Borrower(s)			December 31, 2018	December 31, 2019
A.	Term Loans:
	1.	Mas Shipping Co.	9,125	—
	2.	Montes Shipping Co. and Kelsen Shipping Co.	32,000	22,000
	3.	Costamare Inc.	—	—
	4.	Undine Shipping Co., Quentin Shipping Co. and Sander Shipping Co.	147,702	—
	5.	Raymond Shipping Co. and Terance Shipping Co.	94,135	—
	6.	Costamare Inc.	—	—
	7.	Uriza Shipping S.A.	28,167	23,833
	8.	Costis Maritime Corporation, Christos Maritime Corporation and Capetanissa Maritime Corporation	77,875	65,375
	9.	Rena Maritime Corporation, Finch Shipping Co. and Joyner Carriers S.A.	21,280	18,080
	10.	Nerida Shipping Co.	15,375	13,575
	11.	Costamare Inc.	198,986	155,195
	12.	Singleton Shipping Co. and Tatum Shipping Co.	47,200	44,000
	13.	Reddick Shipping Co. and Verandi Shipping Co.	25,000	20,120
	14.	Costamare. Inc.	55,000	36,385
	15.	Credit Facility	—	—
	16.	Bastian Shipping Co. and Cadence Shipping Co.	—	128,400
	17.	Adele Shipping Co.	—	66,500
	18.	Raymond Shipping Co., Terance Shipping Co. and Undine Shipping Co.	—	147,110
	19.	Quentin Shipping Co. and Sander Shipping Co.	—	91,239

		Total Term Loans	$751,845	$831,812

B.	Other financing arrangements		564,709	594,350

		Total long-term debt	$1,316,554	$1,426,162

		Less: Deferred financing costs	(8,148)	(9,012)

		Total long-term debt, net	1,308,406	1,417,150

		Less: Long-term debt current portion	(151,546)	(213,022)
		Add: Deferred financing costs, current portion	2,384	2,277

		Total long-term debt, non-current, net	$1,159,244	$1,206,405

A. Term Loans:

1. In January 2008, Mas Shipping Co., a wholly-owned subsidiary of the Company, entered into a loan agreement with a bank for an amount of up to $75,000 in order to partly finance the acquisition cost of the vessel Kokura. On August 3, 2017, the Company prepaid the amount of $1,000 on the then outstanding balance. On February 16, 2018, Mas Shipping Co. entered into a supplemental agreement with the bank pursuant to which Mas Shipping Co. repaid $1,000 in February 2018 and the bank agreed to extend the maturity of the loan until February 2019. During the year ended December 31, 2019, the outstanding balance of the loan of $9,125 was fully repaid.

2. In December 2007, Montes Shipping Co. and Kelsen Shipping Co. entered into a loan agreement with a bank for an amount of up to $150,000 in the aggregate ($75,000 each) on a joint and several basis in order to partly finance the acquisition cost of the vessels Maersk Kawasaki and Kure. On January 27, 2016, both companies (each a subsidiary of the Company) entered into a supplemental agreement with the bank in order to extend the repayment of the then outstanding

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2017, 2018 and 2019
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

loan amount of $66,000 and amend the repayment schedule. On June 19, 2017, the Company prepaid $6,000 on the then outstanding balance. As of December 31, 2019, the outstanding balance of the loan of $22,000 is repayable in 2 consecutive semi-annual installments of $5,000, each from June 2020 until December 2020 and a balloon payment of $12,000 payable together with the last installment.

3. In November 2010, Costamare entered into a term loan agreement with a consortium of banks for an amount of up to $120,000, which was available for drawing for a period up to 18 months. Up to May 25, 2012, the Company had drawn the amount of $38,500 (Tranche A), the amount of $42,000 (Tranche B), the amount of $21,000 (Tranche C), the amount of $7,470 (Tranche D) and the amount of $7,470 (Tranche E) under this term loan agreement in order to finance part of the acquisition cost of the vessels MSC Romanos, MSC Methoni, MSC Ulsan, MSC Koroni and MSC Itea, respectively. Tranches A, D and E of the loan have been fully repaid in prior years. During the year ended December 31, 2018, the Company fully repaid the then outstanding loan amount of $19,425 of Tranches B and C.

4. In August 2011, Undine Shipping Co., Quentin Shipping Co. and Sander Shipping Co., wholly-owned subsidiaries of Costamare, concluded a credit facility with a consortium of banks, as joint-and-several borrowers, for an amount of up to $229,200 to finance part of the construction cost of their respective vessels. The facility has been drawn down in three tranches. On July 17, 2019, the Company fully repaid the outstanding balance of $48,385 relating to Vantage and on July 26, 2019, the Company fully repaid the outstanding balance of $90,403 in aggregate relating to Valor and Valiant.

5. In October 2011, Raymond Shipping Co. and Terance Shipping Co., wholly-owned subsidiaries of the Company, concluded a credit facility with a consortium of banks, as joint and several borrowers, for an amount of up to $152,800 to finance part of the acquisition cost of their respective vessels. On July 17, 2019, the Company fully repaid the outstanding balance of $88,678 in aggregate relating to Valence and Value.

6. In October 2011, the Company concluded a loan facility with a bank for an amount of up to $120,000, in order to partly finance the aggregate market value of eleven vessels in its fleet. The Company repaid in July 2016 the amount of $3,835 due to the sale of the container vessel Karmen, in February 2017, the amount of $4,918 due to the sale of the container vessel Marina and in October 2018, the amount of $4,586 due to the sale of the container vessel MSC Koroni. During the year ended December 31, 2018, the Company fully repaid the then outstanding loan amount of $24,966.

7. On May 6, 2016, Uriza Shipping S.A., entered into a loan agreement with a bank for an amount of up to $39,000 for general corporate purposes. On May 11, 2016 the Company drew the amount of $39,000. As of December 31, 2019, the outstanding balance of $23,833 is repayable in 6 equal quarterly installments of $1,083.3, from February 2020 to May 2021 and a balloon payment of $17,333.3 payable together with the last installment.

8. In May 2008, Costis Maritime Corporation and Christos Maritime Corporation entered into a loan agreement with a bank for an amount of up to $150,000 in the aggregate ($75,000 each) on a joint and several basis in order to partly finance the acquisition cost of the vessels York and Sealand Washington. In June 2006, Capetanissa Maritime Corporation entered into a loan agreement with a bank for an amount of up to $90,000, in order to partly finance the acquisition cost of the vessel Cosco Beijing. On August 10, 2016, Costis Maritime Corporation, Christos Maritime Corporation and Capetanissa Maritime Corporation entered into a loan agreement with a bank in order to extend the repayment and amend the repayment profile of the then outstanding loans in the amounts of $116,500 in aggregate. On July 21, 2017, the Company prepaid the amount of $4,000 and on June 26, 2018, the Company prepaid another $4,000. As of December 31, 2019, the outstanding

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2017, 2018 and 2019
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

balance of $65,375 is repayable in 7 equal quarterly installments of $3,125, from February 2020 to August 2021 and a balloon payment of $43,500 payable together with the last installment.

9. In February 2006, Rena Maritime Corporation entered into a loan agreement with a bank for an amount of up to $90,000 in order to partly finance the acquisition cost of the vessel Cosco Guangzhou. On December 22, 2016, Rena Maritime Corporation, Finch Shipping Co. and Joyner Carriers S.A. entered into a new loan agreement with a bank in order to fully refinance the then outstanding loan of $37,500 and finance the working capital needs of the Finch Shipping Co. and Joyner Carriers S.A. As of December 31, 2019 the outstanding balance of $18,080 is repayable in 8 equal quarterly installments of $800, from March 2020 to December 2021 and a balloon payment of $11,680 payable together with the last installment. As of December 31, 2019, the vessel Neapolis was classified as “held for sale” (Note 6 and 21(e)) and the amount of $1,384 is included in the Current portion of long-term debt, net of deferred financing costs in the accompanying 2019 balance sheet.

10. On August 1, 2017, Nerida Shipping Co. entered into a loan agreement with a bank for an amount of up to $17,625 for the purpose of financing general corporate purposes relating to Maersk Kowloon. On August 3, 2017 the Company drew the amount of $17,625. As of December 31, 2019, the outstanding balance of $13,575 is repayable in 11 equal quarterly installments of $450, from February 2020 to July 2022 and a balloon payment of $8,625 payable together with the last installment.

11. On March 7, 2018, the Company entered into a loan agreement with a bank for an amount of $233,000 in order to partially refinance the Credit Facility discussed in Note 10.A.15 below. The facility has been drawn down in two tranches on March 23, 2018. The Company prepaid on May 29, 2018 the amount of $4,477 due to the sale of the container vessel Itea and also prepaid on March 22, 2019 the amount of $5,805 due to the sale of the container vessel Piraeus. As of December 31, 2019, the outstanding balance of $155,195 is repayable in 6 six equal quarterly installments of $11,870.5, from March 2020 to June 2021 and a balloon payment of $83,971.4 payable together with the last installment. As of December 31, 2019, the vessel Zagora was classified as “held for sale” (Note 6) and the amount of $1,000 is included in the Current portion of long-term debt, net of deferred financing costs in the accompanying 2019 balance sheet.

12. On July 17, 2018, Tatum Shipping Co. and Singleton Shipping Co. entered into a loan agreement with a bank for an amount of up to $48,000, for the purpose of financing general corporate purposes relating to the vessels Megalopolis and Marathopolis (Note 6). The facility has been drawn down in two tranches on July 20, 2018 and August 2, 2018. As of December 31, 2019, the outstanding balance of Tranche A of $22,000 is repayable in 23 equal quarterly installments of $400, from January 2020 to June 2025 and a balloon payment of $12,800 payable together with the last installment. As of December 31, 2019, the outstanding balance of Tranche B of $22,000 is repayable in 23 equal quarterly installments of $400, from February 2020 to July 2025 and a balloon payment of $12,800 payable together with the last installment.

13. On October 26, 2018, Reddick Shipping Co. and Verandi Shipping Co., entered into a loan agreement with a bank for an amount of up to $25,000, for the purpose of financing general corporate purposes relating to the vessels Maersk Kleven and Maersk Kotka (Note 6). The facility has been drawn down in two tranches on October 30, 2018. As of December 31, 2019, the outstanding balance of each tranche of $10,060 is repayable in 6 equal quarterly installments of $610 each, from January 2020 to April 2021 and a balloon payment of $6,400 each payable together with the last installment.

14. On November 27, 2018, the Company entered into a loan agreement with a bank for an amount of $55,000 in order to refinance the term loan discussed in Note 10.A.6 above and fully repay the loan discussed in Note 10.A.3. The facility has been drawn down in two tranches. Tranche A of $28,000 was drawn down on November 30, 2018 and Tranche B (the revolving part of the

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2017, 2018 and 2019
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

loan) of $27,000 was drawn down on December 11, 2018. During the year ended December 31, 2019 and following the sale of the vessels MSC Pylos, Sierra II, Reunion and Namibia II, the Company prepaid in aggregate, the amount of $10,615. As of December 31, 2019, the outstanding balance of Tranche A of $20,000 is repayable in 16 variable quarterly installments, from February 2020 to November 2023. As of December 31, 2019, the outstanding balance of Tranche B of $16,385 is payable in November 2023.

15. In July 2008, the Company signed a loan agreement with a consortium of banks, for a $1,000,000 Credit Facility (the “Facility”) for general corporate and working capital purposes. The Facility bore interest at the three, six, nine or 12 months (at the Company’s option) LIBOR plus margin. On September 28, 2016, the Company entered into a ninth supplemental agreement, which extended the Facility maturity date to June 30, 2021 and mortgaged four additional vessels in favor of the lending banks. Following the sale of Mandraki and Mykonos, the Company prepaid the amounts of $9,388 and $9,326 on August 16, 2017 and September 14, 2017, respectively. During the year ended December 31, 2018, the Company partially refinanced the outstanding loan amount of $299,837 under the Facility with a new loan facility (Note 10.A.11) and fully prepaid the remaining outstanding loan amount.

16. On June 18, 2019, Bastian Shipping Co. and Cadence Shipping Co., entered into a loan agreement with a bank for an amount of up to $136,000, for the purpose of financing the acquisition costs of MSC Ajaccio and MSC Amalfi (Note 11) and general corporate purposes relating to the two vessels. The facility was drawn down in two tranches on June 24, 2019. As of December 31, 2019, the aggregate outstanding balance of the two tranches of $128,400 is repayable in 30 variable quarterly installments, from March 2020 to June 2027 and a balloon payment per tranche of $14,400 payable together with the last installment.

17. On June 24, 2019, Adele Shipping Co. entered into a loan agreement with a bank for an amount of up to $68,000, for the purpose of financing the acquisition cost of MSC Azov (Note 11) and general corporate purposes relating to the vessel. The facility was drawn down on July 12, 2019. As of December 31, 2019, the outstanding balance of the loan of $66,500 is repayable in 27 equal quarterly installments of $1,500, from January 2020 to July 2026 and a balloon payment of $26,000 payable together with the last installment.

18. On June 28, 2019, the Company entered into a loan agreement with a bank for an amount of up to $150,000, in order to partially refinance the term loan discussed in Note 10.A.4 and fully refinance the term loan discussed in Note 10.A.5 above. The facility was drawn down in three tranches on July 15, 2019. As of December 31, 2019, the outstanding balance of each tranche of $49,036.7, is repayable in 23 equal quarterly installments of $963.3 from January 2020 to July 2025 and a balloon payment of $26,880, each payable together with the last installment.

19. On July 18, 2019, the Company entered into a loan agreement with a bank for an amount of up to $94,000, in order to partially refinance the term loan discussed in Note 10.A.4 above. The facility was drawn down in two tranches on July 26, 2019. As of December 31, 2019, the outstanding balance of each tranche of $45,619.3, is repayable in 23 variable quarterly installments from January 2020 to July 2025 and a balloon payment of $21,364 each payable together with the last installment.

The term loans discussed above bear interest at LIBOR plus a spread and are secured by, inter alia, (a) first-priority mortgages over the financed vessels, (b) first priority assignments of all insurances and earnings of the mortgaged vessels and (c) corporate guarantees of Costamare or its subsidiaries, as the case may be. The loan agreements contain usual ship finance covenants, including restrictions as to changes in management and ownership of the vessels, as to additional indebtedness and as to further mortgaging of vessels, as well as minimum requirements regarding hull Value Maintenance Clauses in the range of 105% to 130%, restrictions on dividend payments if an event of default has occurred and is continuing or would occur as a result of the payment of such dividend

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2017, 2018 and 2019
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

and may also require the Company to maintain minimum liquidity, minimum net worth, interest coverage and leverage ratios, as defined.

B. Other Financing Arrangements

1. In August 2018, the Company, through five wholly-owned subsidiaries, entered into five pre and post-delivery financing agreements with a financial institution for the five newbuild containerships (Note 6). The Company is required to repurchase each underlying vessel at the end of the lease and as such it has assessed that under ASC 606, the advances paid for the vessels under construction are not derecognized and the amounts received are accounted for as financing arrangements (Note 2). As a result of this transaction, an amount of $98,421 (out of the total financial arrangement of approximately $0.4 billion) was recognized as a financial liability as of December 31, 2019. The financing arrangements bear fixed interest and the interest expense incurred for the year ended December 31, 2019 amounted to $2,459 ($483 for the year ended December 31, 2018), in the aggregate, and is capitalized in “Vessels and advances, net” in the accompanying 2019 consolidated balance sheet. The total financial liability under these financing agreements will be repayable in 121 monthly installments beginning upon vessel delivery date including the amount of purchase obligation at the end of the agreements.

2. On November 12, 2018, the Company, as discussed in Notes 6 and 9 above, entered into a Share Purchase Agreement with York. As at that date, the Company assumed the financing agreements that the five ship-owning companies had entered into for their vessels along with the obligation to pay the remaining part of the consideration under the provisions of the Share Purchase Agreement within the next 18 months from the date of the transaction. According to the financing arrangements, the Company is required to repurchase each underlying vessel at the end of the lease and as such it has assessed that under ASC 606 and ASC 840 the assumed financial liability is accounted for as a financing arrangement. The amount payable to York has been accounted for under ASC 480-Distinguishing liabilities from equity and has been measured under ASC 835-30- Imputation of interest in accordance with the interest method. As at December 31, 2019, the aggregate outstanding amount of the five financing arrangements and the obligation under the Share Purchase Agreement with York described above after the issuance of common stock described in (Note 9), was $495,929, and is repayable in various installments from January 2020 to October 2028 and a balloon payment for each of the five financing arrangements of $32,022, payable together with the last installment. The financing arrangements bear fixed interest and for the year ended December 31, 2019, the interest expense incurred amounted to $31,196 ($4,429 for the period from November 12, 2018 to December 31, 2018), in aggregate, and is included in Interest and finance costs in the accompanying 2019 consolidated statement of income.

The annual repayments under the Term Loans and Other Financing Arrangements after December 31, 2019, giving effect to the term-loans discussed in Note 10.A.9 and 10.A.11, are in the aggregate as follows:

Year ending December 31,	Amount
2020	$213,022
2021	290,646
2022	92,678
2023	101,284
2024	80,944
2025 and thereafter	647,588

Total	$1,426,162

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2017, 2018 and 2019
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

The interest rate of Costamare’s long-term debt as at December 31, 2017, 2018 and 2019, was in the range of 2.30%-5.98%, 3.66%-6.42% and 3.75%-6.34%, respectively. The weighted average interest rate of Costamare’s long-term debt as at December 31, 2017, 2018 and 2019, was 4.9%, 5.3% and 4.8%, respectively.

Total interest expense incurred on long-term debt including the effect of the hedging interest rate swaps (discussed in Notes 16 and 18) and capitalized interest for the years ended December 31, 2017, 2018 and 2019, amounted to $45,222, $40,412 and $71,293, respectively. Of the above amounts, $45,222, $40,412 and $71,293 are included in Interest and finance costs in the accompanying consolidated statements of income for the years ended December 31, 2017, 2018 and 2019, respectively, whereas in 2018 an amount of $808 is capitalized and included in (a) Vessels and Advances, net ($797) and (b) the statement of comprehensive income ($11), representing net settlements on interest rate swaps qualifying for cash flow hedge, in the consolidated balance sheet as of December 31, 2018. In 2019, an amount of $2,459 is capitalized and included in Vessels and Advances, net in the consolidated balance sheet as of December 31, 2019.

C. Financing Costs

The amounts of financing costs included in the loan balances and finance lease liabilities (Note 11) are as follows:

Balance, January 1, 2018	$6,797

Additions	7,584
Amortization and write-off	(2,907)

Balance, December 31, 2018	$11,474

Additions	3,891
Amortization and write-off	(4,491)

Balance, December 31, 2019	$10,874

Less: Current portion of financing costs	(2,839)

Financing costs, non-current portion	$8,035

Financing costs represent legal fees and fees paid to the lenders for the conclusion of the Company’s financing. The amortization and write-off of loan financing costs is included in interest and finance costs in the accompanying consolidated statements of income (Note 16).

11. Right-of-Use Assets and Finance Lease Liabilities:

Between January and April 2014, the Company took delivery of the newbuild vessels MSC Azov, MSC Ajaccio and MSC Amalfi. Upon the delivery of each vessel, the Company agreed with a financial institution to refinance the then outstanding balance of the loans relating to these vessels by entering into a ten-year sale and leaseback transaction for each vessel. The shipbuilding contracts were novated to the financial institution for an amount of $85,572 each. On June 18, 2019, Bastian Shipping Co. and Cadence Shipping Co. signed a loan agreement with a bank for the purpose of financing the acquisition costs of the MSC Ajaccio and the MSC Amalfi (Note 10.A.16). On July 12, 2019 and July 15, 2019, the two above-mentioned subsidiaries repaid the then outstanding lease liability of the two vessels.

On June 24, 2019, Adele Shipping Co. signed a loan agreement with a bank for the purpose of financing the acquisition cost of the MSC Azov (Note 10.A.17). On July 12, 2019, the Company drew down the amount of $68,000 and on July 18, 2019 the above-mentioned subsidiary repaid the then outstanding lease liability of the vessel.

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2017, 2018 and 2019
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

On July 6, 2016 and July 15, 2016, the Company agreed with a financial institution to refinance the then outstanding balance of the loans relating to the MSC Athos and the MSC Athens, by entering into a seven-year sale and leaseback transaction for each vessel. In May 2019, a supplemental agreement was signed to the existing sale and leaseback facility with the financial institution for an additional amount of up to $12,000 in order to finance the installation of scrubbers on the containerships MSC Athens and MSC Athos.

On June 19, 2017, the Company entered into two seven-year sale and leaseback transactions with a financial institution for the Leonidio and Kyparissia (Note 6).

The sale and leaseback transactions were classified as finance leases. As the fair value of each vessel sold was in excess of its carrying amount, the difference between the sale proceeds and the carrying amount was classified as prepaid lease rentals or as unearned revenue.

At January 1, 2019, as a result of the adoption of ASC 842 Leases, the balance of Prepaid lease rentals of $42,919 and Deferred gain, net, amounted to $3,557 (Note 12(b)), were reclassified to Right-of-Use assets (Note 2).

The total value of the vessels, at the inception of the finance lease transactions, was $452,564, in the aggregate. The depreciation charged during the years ended December 31, 2017, 2018 and 2019, amounted to $13,207, $13,764 and $11,298, respectively, and is included in Depreciation in the accompanying consolidated statements of income. As of December 31, 2018 and 2019, accumulated depreciation amounted to $50,663 and $20,635 (following the acquisition of the MSC Ajaccio, the MSC Amalfi and the MSC Azov), respectively, and is included in Right-of-use assets, in the accompanying consolidated balance sheets. As of December 31, 2018 and 2019, the net book value of the vessels amounted to $401,901 and $188,429 (following the acquisition of the MSC Ajaccio, the MSC Amalfi and the MSC Azov), respectively, and is separately reflected as Right-of-use assets, in the accompanying consolidated balance sheets.

Prepaid lease rentals, as of December 31, 2018 and 2019, are as follows:

	2018	2019
Prepaid lease rentals, January 1	$51,670	$42,919
Less: Amortization of prepaid lease rentals	(8,751)	—
Transfers and other movements	—	(42,919)

Prepaid lease rentals, December 31	$42,919	$—
Less: current portion	(8,752)	—

Non-current portion	$34,167	$—

The finance lease liabilities amounting to $138,597 as at December 31, 2019 are scheduled to expire through 2024 and include a purchase option to repurchase the vessels at any time during the charter period and an obligation to repurchase the vessels at the end of the charter period. Total interest expenses incurred on finance leases, including the effect of the hedging interest rate swaps related to the sale and leaseback transactions (discussed in Notes 16 and 18) for the years ended December 31, 2017, 2018 and 2019, amounted to $22,096, $21,402 and $15,112, respectively, and are included in Interest and finance costs in the accompanying consolidated statements of income. Finance lease liabilities of MSC Athos and MSC Athens bear interest at LIBOR plus a spread, which is not included in the annual lease payments table below.

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2017, 2018 and 2019
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

The annual lease payments under the finance leases after December 31, 2019, are in the aggregate as follows:

Year ending December 31,	Amount
2020	$19,113
2021	19,099
2022	19,099
2023	64,387
2024	23,781

Total	$145,479

Less: Amount of interest (Leonidio and Kyparissia)	(6,882)

Total lease payments	$138,597

Less: Financing costs, net	(1,862)

Total lease payments, net	$136,735

The total finance lease liabilities, net of related financing costs, are presented in the accompanying December 31, 2018 and 2019 consolidated balance sheet as follows:

	December 31, 2018	December 31, 2019
Finance lease liabilities—current	$35,115	$17,372
Less: current portion of financing costs	(816)	(562)
Finance lease liabilities—non-current	307,543	121,225
Less: non-current portion of financing costs	(2,510)	(1,300)

Total	$339,332	$136,735

12. Accrued Charter Revenue, Current and Non-Current, Unearned Revenue, Current and Non-Current and Time Charter Assumed, Current and Non-Current:

(a) Accrued Charter Revenue, Current and Non-Current: The amounts presented as current and non-current accrued charter revenue in the accompanying consolidated balance sheets as of December 31, 2018 and 2019, reflect revenue earned, but not collected, resulting from charter agreements providing for varying annual charter rates over their terms, which were accounted for on a straight-line basis at their average rates.

As at December 31, 2018, the net accrued charter revenue, totaling ($9,141) (discussed in (b) below) is included in Unearned revenue in current and non-current liabilities in the accompanying 2018 consolidated balance sheet. As at December 31, 2019, the net accrued charter revenue, totaling ($13,034) (discussed in (b) below) is included in Unearned revenue in current and non-current liabilities in the accompanying 2019 consolidated balance sheet. The maturities of the net accrued charter revenue as of December 31 of each year presented below are as follows:

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2017, 2018 and 2019
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

Year ending December 31,	Amount
2020	$(5,101)
2021	(3,736)
2022	(1,363)
2023	(1,449)
2024	(1,385)

Total	$(13,034)

(b) Unearned Revenue, Current and Non-Current: The amounts presented as current and non-current unearned revenue in the accompanying consolidated balance sheets as of December 31, 2018 and 2019, reflect: (a) cash received prior to the balance sheet date for which all criteria to recognize as revenue have not been met, (b) any unearned revenue resulting from charter agreements providing for varying annual charter rates over their term, which were accounted for on a straight-line basis at their average rate and (c) any deferred gain from the sale and leaseback transactions, net of amortization of ($601) and nil, respectively, which is included in Amortization of prepaid lease rentals, net in the accompanying statements of income.

	December 31, 2018	December 31, 2019
Hires collected in advance	$4,475	$5,286
Deferred gain, net (Note 11)	3,557	—
Charter revenue resulting from varying charter rates	9,141	13,034

Total	$17,173	$18,320
Less current portion	(12,432)	(10,387)

Non-current portion	$4,741	$7,933

(c) Time Charter Assumed, Current and Non-Current: On November 12, 2018, the Company purchased from York its 60% of the equity interest in the companies owning the containerships Triton, Titan, Talos, Taurus and Theseus (Note 6). Any favorable lease terms associated with these vessels were recorded as an intangible asset (“Time charter assumed”) at the time of the acquisition and will be amortized over a period of 7.4 years. As of December 31, 2018 and 2019, the aggregate balance of time charter assumed (current and non-current) was $1,412 and $1,222, respectively, and is separately reflected in the accompanying consolidated balance sheets. During the years ended December 31, 2018 and 2019, the amortization expense of Time charter assumed amounted to $27 and $191, respectively, and is included in Voyage revenue in the accompanying consolidated statements of income.

13. Commitments and Contingencies:

(a) Time charters: As at December 31, 2019, the Company has entered into time charter arrangements for all of its vessels in operation, including the five hulls under construction, with the exception of three vessels, with international liner operators. These arrangements as at December 31, 2019, have remaining terms of up to 136 months. At December 31, 2019, future minimum contractual charter revenues assuming 365 revenue days per annum per vessel and the earliest

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2017, 2018 and 2019
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

redelivery dates possible, based on vessels’ committed, non-cancellable, time charter contracts, are as follows:

Year ending December 31,	Amount
2020	$387,868
2021	345,677
2022	315,864
2023	273,539
2024	245,780
2025 and thereafter	609,521

Total	$2,178,249

(b) Capital Commitments: Capital commitments of the Company as at December 31, 2019 were $54,566, in the aggregate, consisting of payments through the Company’s equity (i) upon each vessel’s delivery from the shipyard in relation to the five vessels under construction discussed in Note 6, while approximately $0.4 billion in total is financed through a financial institution (Note 10.B), (ii) in relation to the construction and installation of scrubbers in ten of our existing vessels, while an amount of $18,003 for five of them is financed (Note 10.A 16, 10.A.17 and Note 11) and (iii) in relation to the balance amount payable for the acquisition cost of the vessel JPO Virgo (Note 6 and Note 21 (d)).

(c) Debt guarantees with respect to entities formed under the Framework Deed: Costamare agreed to guarantee 100% of the debt of Ainsley Maritime Co., Ambrose Maritime Co., Kemp Maritime Co., Hyde Maritime Co. and Skerrett Maritime Co., which were formed under the Framework Deed and own Cape Kortia, Cape Sounio, Cape Akritas, Cape Tainaro and Cape Artemisio, respectively. As at December 31, 2019, Costamare has guaranteed $67,000 of the debt relating to Ainsley Maritime Co., $36,050 of the debt relating to Ambrose Maritime Co. $35,063 of the debt relating to Kemp Maritime Co., $65,000 of the debt relating to Hyde Maritime Co. and $36,750 of the debt relating to Skerrett Maritime Co. (Note 9). As security for providing the guarantee, in the event that Costamare is required to pay under any guarantee, Costamare is entitled to acquire all of the shares in the entities for whose benefit the guarantee has been issued that it does not already own for nominal consideration.

(d) Other: Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the income of the Company’s vessels. Currently, management is not aware of any such claims not covered by insurance or contingent liabilities, which should be disclosed, or for which a provision has not been established in the accompanying consolidated financial statements.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any other claims or contingent liabilities which should be disclosed or for which a provision should be established in the accompanying consolidated financial statements.

The Company is covered for liabilities associated with the vessels’ operations up to the customary limits provided by the Protection and Indemnity (“P&I”) Clubs, members of the International Group of P&I Clubs.

14. Common Stock and Additional Paid-In Capital:

(a) Common Stock: During each of the years ended December 31, 2018 and 2019, the Company issued 598,400 shares in aggregate at par value of $0.0001 to Costamare Services pursuant to the

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2017, 2018 and 2019
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

Services Agreement (Note 3). The fair value of such shares was calculated based on the closing trading price at the date of issuance. There were no share-based payment awards outstanding during the year ended December 31, 2019.

On July 6, 2016, the Company implemented the Plan. The Plan offers holders of Company common stock the opportunity to purchase additional shares by having their cash dividends automatically reinvested in Company common stock. Participation in the Plan is optional, and shareholders who decide not to participate in the Plan will continue to receive cash dividends, as declared and paid in the usual manner. During the years ended December 31, 2017, 2018 and 2019, the Company issued 3,682,704 shares, 3,659,845 shares and 3,187,051 shares, respectively, at par value of $0.0001 to its common stockholders, at an average price of $6.1940 per share, $6.3078 per share and $5.8056 per share respectively.

On July 25, 2019, 2,883,015 shares of common stock at par value of $0.0001 were issued pursuant to the Share Purchase Agreement with York (Note 9).

As of December 31, 2019, the aggregate issued share capital was 119,132,696 common shares at par value of $0.0001.

(b) Preferred Stock: On January 30, 2018, the Company completed a public offering of 4,600,000 shares of its Series E Preferred Stock, par value $0.0001, at a public offering price of $25.00 per share. The net proceeds of the follow-on offering were $111,224.

(c) Additional Paid-in Capital: The amounts shown in the accompanying consolidated balance sheets, as additional paid-in capital include: (i) payments made by the stockholders at various dates to finance vessel acquisitions in excess of the amounts of bank loans obtained, (ii) the difference between the par value of the shares issued in the Initial Public Offering in November 2010 and the offerings in March 2012, October 2012, August 2013, January 2014, May 2015, December 2016, May 2017 and January 2018 and the net proceeds received from the issuance of such shares, (iii) the difference between the par value and the fair value of the shares issued to Costamare Shipping and Costamare Services (Note 3) and (iv) the difference between the par value of the shares issued under the Plan.

(d) Dividends declared and / or paid: During the year ended December 31, 2018, the Company declared and paid to its common stockholders $0.10 per common share and, after accounting for shareholders participating in the Plan, the Company paid (i) $4,583 in cash and issued 988,841 shares pursuant to the Plan for the fourth quarter of 2017 (ii) $4,833 in cash and issued 885,324 shares pursuant to the Plan for the first quarter of 2018, (iii) $4,854 in cash and issued 901,634 shares pursuant to the Plan for the second quarter of 2018 and (iv) $6,581 in cash and issued 884,046 shares pursuant to the Plan for the third quarter of 2018. During the year ended December 31, 2019, the Company declared and paid to its common stockholders $0.10 per common share and, after accounting for shareholders participating in the Plan, the Company paid (i) $6,580 in cash and issued 961,656 shares pursuant to the Plan for the fourth quarter of 2018, (ii) $6,867 in cash and issued 775,947 shares pursuant to the Plan for the first quarter of 2019, (iii) $6,966 in cash and issued 798,908 shares pursuant to the Plan for the second quarter of 2019 and (iv) $6,971 in cash and issued 650,540 shares pursuant to the Plan for the third quarter of 2019.

During the year ended December 31, 2018, the Company declared and paid to its holders of Series B Preferred Stock $953 or $0.476563 per share for the period from October 15, 2017 to January 14, 2018, $953 or $0.476563 per share for the period from January 15, 2018 to April 14, 2018, $953 or $0.476563 per share for the period from April 15, 2018 to July 14, 2018 and $953 or $0.476563 per share for the period from July 15, 2018 to October 14, 2018. During the year ended December 31, 2019, the Company declared and paid to its holders of Series B Preferred Stock $953 or $0.476563 per share for the period from October 15, 2018 to January 14, 2019, $953 or $0.476563 per share for the period from January 15, 2019 to April 14, 2019, $953 or $0.476563 per share for

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2017, 2018 and 2019
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

the period from April 15, 2019 to July 14, 2019 and $953 or $0.476563 per share for the period from July 15, 2019 to October 14, 2019.

During the year ended December 31, 2018, the Company declared and paid to its holders of Series C Preferred Stock $2,125 or $0.531250 per share for the period from October 15, 2017 to January 14, 2018, $2,125 or $0.531250 per share for the period from January 15, 2018 to April 14, 2018, $2,125 or $0.531250 per share for the period from April 15, 2018 to July 14, 2018 and $2,125 or $0.531250 per share for the period from July 15, 2018 to October 14, 2018. During the year ended December 31, 2019, the Company declared and paid to its holders of Series C Preferred Stock $2,125 or $0.531250 per share for the period from October 15, 2018 to January 14, 2019, $2,125 or $0.531250 per share for the period from January 15, 2019 to April 14, 2019, $2,125 or $0.531250 per share for the period from April 15, 2019 to July 14, 2019 and $2,125 or $0.531250 per share for the period from July 15, 2019 to October 14, 2019.

During the year ended December 31, 2018, the Company declared and paid to its holders of Series D Preferred Stock $2,188 or $0.546875 per share for the period from October 15, 2017 to January 14, 2018, $2,188 or $0.546875 per share for the period from January 15, 2018 to April 14, 2018, $2,188 or $0.546875 per share for the period from April 15, 2018 to July 14, 2018 and $2,188 or $0.546875 per share for the period from July 15, 2018 to October 14, 2018. During the year ended December 31, 2019, the Company declared and paid to its holders of Series D Preferred Stock $2,188 or $0.546875 per share for the period from October 15, 2018 to January 14, 2019, $2,188 or $0.546875 per share for the period from January 15, 2019 to April 14, 2019, $2,188 or $0.546875 per share for the period from April 15, 2019 to July 14, 2019 and $2,188 or $0.546875 per share for the period from July 15, 2019 to October 14, 2019.

During the year ended December 31, 2018, the Company declared and paid to its holders of Series E Preferred Stock $2,126 or $0.462240 per share for the period from January 30, 2018 to April 14, 2018, $2,551 or $0.554688 per share for the period from April 15, 2018 to July 14, 2018 and $2,551 or $0.554688 per share for the period from July 15, 2018 to October 14, 2018. During the year ended December 31, 2019, the Company declared and paid to its holders of Series E Preferred Stock $2,551 or $0.554688 per share for the period from October 15, 2018 to January 14, 2019, $2,551 or $0.554688 per share for the period from January 15, 2019 to April 14, 2019, $2,551 or $0.554688 per share for the period from April 15, 2019 to July 14, 2019 and $2,551 or $0.554688 per share for the period from July 15, 2019 to October 14, 2019.

15. Earnings per share (EPS)

All common shares issued are Costamare common stock and have equal rights to vote and participate in dividends. Profit or loss attributable to common equity holders is adjusted by the contractual amount of dividends on Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock that should be paid for the period. Dividends paid or accrued on Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock during the years ended December 31, 2017, 2018 and 2019, amounted to $21,063, $30,503 and $31,269, respectively.

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2017, 2018 and 2019
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

	December 31,
	2017	2018	2019
	Basic EPS	Basic EPS	Basic EPS
Net income	$72,876	$67,239	$98,999
Less: paid and accrued earnings allocated to Preferred Stock	(21,063)	(30,503)	(31,269)

Net income available to common stockholders	51,813	36,736	67,730

Weighted average number of common shares, basic and diluted	100,527,907	110,395,134	115,747,452

Earnings per common share, basic and diluted	$0.52	$0.33	$0.59

16. Interest and Finance Costs:

The interest and finance costs in the accompanying consolidated statements of income are as follows:

	Years ended December 31,
	2017	2018	2019
Interest expense	$55,925	$61,415	$88,289
Interest capitalized	—	(808)	(2,459)
Swap effect	11,393	74	(1,885)
Amortization and write-off of financing costs	2,236	2,907	4,491
Bank charges and other financing costs	286	404	571

Total	$69,840	$63,992	$89,007

17. Taxes:

Under the laws of the countries of incorporation for the vessel-owning companies and/or of the countries of registration of the vessels, the companies are not subject to tax on international shipping income; however, they are subject to registration and tonnage taxes, which are included in Vessel operating expenses in the accompanying consolidated statements of income.

The vessel-owning companies with vessels that have called on the United States during the relevant year of operation are obliged to file tax returns with the Internal Revenue Service. The applicable tax is 50% of 4% of U.S.-related gross transportation income unless an exemption applies. Management believes that, based on current legislation the relevant vessel-owning companies are entitled to an exemption under Section 883 of the Internal Revenue Code of 1986, as amended.

18. Derivatives:

(a) Interest rate swaps that meet the criteria for hedge accounting: The Company manages its exposure to floating interest rates by entering into interest rate swap agreements with varying start and maturity dates.

These interest rate swaps are designed to hedge the variability of interest cash flows arising from floating rate debt, attributable to movements in three-month or six-month USD LIBOR. According to the Company’s Risk Management Accounting Policy, after putting in place the formal documentation required by ASC 815, following the adoption of ASU 2017-12, in order to designate these swaps as hedging instruments as from their inception, these interest rate swaps qualified for hedge accounting. Accordingly, only hedge ineffectiveness amounts arising from the differences in

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2017, 2018 and 2019
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

the change in fair value of the hedging instrument and the hedged item are recognized in the Company’s earnings. Assessment and measurement of the effectiveness of these interest rate swaps are performed at each reporting period. For qualifying cash flow hedges, the fair value gain or loss associated with the effective portion of the cash flow hedge is recognized initially in “Other comprehensive income” and recognized to the consolidated statement of income in the periods when the hedged item affects profit or loss. Any ineffective portion of the gain or loss on the hedging instrument is recognized in the consolidated statements of income immediately.

At December 31, 2018 and 2019, the Company had interest rate swap agreements with an outstanding notional amount of $310,785 and $149,672, respectively. The fair value of these interest rate swaps outstanding at December 31, 2018 and 2019 amounted to a net asset of $7,107 and $399, respectively, and these are included in the accompanying consolidated balance sheets. The maturity of these interest rate swaps range between February 2022 and May 2023.

During the year ended December 31, 2019, the Company terminated eight interest rate derivative instruments and received from the counterparties breakage costs of $232 in aggregate, which are included in Swap breakage costs, net in the accompanying 2019 consolidated statement of income. During the year ended December 31, 2018, the Company terminated three interest rate derivative instruments and paid the counterparties breakage costs of $1,234 in aggregate, which is separately reflected in Swap breakage costs, net in the accompanying 2018 consolidated statement of income. During the year ended December 31, 2019, the Company entered into two interest rate swap agreements with an aggregate notional amount of $46,000, which both met hedge accounting criteria according to ASC 815.

The estimated net amount that is expected to be reclassified within the next 12 months from Accumulated Other Comprehensive Income / (Loss) to earnings in respect of the settlements on interest rate swaps amounts to $227.

(b) Interest rate swaps that do not meet the criteria for hedge accounting: As of December 31, 2018 and 2019, the Company had interest rate swap agreements with an outstanding notional amount of $49,659 and nil, respectively, for the purpose of managing risks associated with the variability of changing LIBOR-related interest rates. Such agreements did not meet hedge accounting criteria and, therefore, changes in their fair value are reflected in earnings. During the year ended December 31, 2019, the Company terminated three interest rate derivative instruments and paid the counterparties breakage costs of $248 in aggregate, which are included in Swap breakage costs, net in the accompanying 2019 consolidated statement of income. The fair value of these interest rate swaps at December 31, 2018 was an asset of $134, and these are included in Fair value of derivatives in the accompanying 2018 consolidated balance sheets.

(c) Foreign currency agreements: As of December 31, 2019, the Company was engaged in three Euro/U.S. dollar forward agreements totaling $6,000 at an average forward rate of Euro/U.S. dollar 1.1037, expiring in monthly intervals up to March 2020.

As of December 31, 2018, the Company was engaged in five Euro/U.S. dollar forward agreements totaling $10,000 at an average forward rate of Euro/U.S. dollar 1.1514, expiring in monthly intervals up to May 2019.

The total change of forward contracts fair value for the year ended December 31, 2019, was a gain of $124 (loss of $112 for the year ended December 31, 2018 and gain of $197 for the year ended December 31, 2017) and is included in Loss on derivative instruments, net in the accompanying consolidated statements of income.

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2017, 2018 and 2019
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

The Effect of Derivative Instruments for the years ended December 31, 2017, 2018 and 2019

Derivatives in ASC 815 Cash Flow Hedging Relationships

	Amount of Gain / (Loss) Recognized in Accumulated OCI on Derivative			Location of Gain / (Loss) Recognized in Income on Derivative	Amount of Gain / (Loss) Recognized in Income on Derivative
	2017	2018	2019		2017	2018	2019
Interest rate swaps	$1,999	$5,382	$(3,931)	Loss on derivative instruments, net	—	—	—
Reclassification to Interest and finance costs	11,393	74	(1,885)		—	—	—

Total	$13,392	$5,456	$(5,816)		—	—	—

Derivatives Not Designated as Hedging Instruments and ineffectiveness of Hedging Instruments under ASC 815

	Location of Gain / (Loss) Recognized in Income on Derivative	Amount of Gain / (Loss) Recognized in Income on Derivative
		2017	2018	2019
Non-hedging interest rate swaps	Loss on derivative instruments, net	$(1,113)	$(436)	$(727)
Forward contracts	Loss on derivative instruments, net	197	(112)	124

Total		$(916)	$(548)	$(603)

The realized loss on non-hedging interest rate swaps included in “Loss on derivative instruments, net” amounted to $2,212, $386 and ($48) for the years ended December 31, 2017, 2018 and 2019, respectively.

19. Financial Instruments:

(a) Interest rate risk: The Company’s interest rates and loan repayment terms are described in Note 10.

(b) Concentration of credit risk: Financial instruments which potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, accounts receivable (included in current and non-current assets), equity method investments, equity securities, debt securities and derivative contracts (interest rate swaps and foreign currency contracts). The Company places its cash and cash equivalents, consisting mostly of deposits, with financial institutions of high credit ratings. The Company performs periodic evaluations of the relative credit standing of those financial institutions. The Company is exposed to credit risk in the event of non-performance by the counterparties to its derivative instruments; however, the Company limits its exposure by diversifying among counterparties with high credit ratings. The Company limits its credit risk with accounts receivable, equity method investments and equity and debt securities by performing ongoing credit evaluations of its customers’ and investees’ financial condition, receives charter hires in advance and generally does not require collateral for its accounts receivable.

(c) Fair value: The carrying amounts reflected in the accompanying consolidated balance sheet of financial assets and accounts payable approximate their respective fair values due to the short maturity of these instruments. The fair value of long-term bank loans with variable interest rates approximate the recorded values, generally due to their variable interest rates. The fair value of other financing arrangements with fixed interest rates discussed in Note 10.B, the fair value of the interest rate swap agreements and the foreign currency agreements discussed in Note 18 are

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2017, 2018 and 2019
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

determined through Level 2 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements and are derived principally from publicly available market data and in case there is no such data available, interest rates, yield curves and other items that allow value to be determined.

The fair value of the interest rate swap agreements discussed in Note 18(a) and (b) equates to the amount that would be paid or received by the Company to cancel the agreements. As at December 31, 2018 and 2019, the fair value of these interest rate swaps in aggregate amounted to a net asset of $7,241 and $399, respectively.

The fair value of the forward contracts discussed in Note 18(c) determined through Level 2 of the fair value hierarchy as at December 31, 2018 and 2019, amounted to nil and an asset of $124, respectively.

The following tables summarize the hierarchy for determining and disclosing the fair value of assets and liabilities by valuation technique on a recurring basis as of the valuation date.

	December 31, 2018	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Recurring measurements:
Interest rate swaps—asset position	$7,241	$—	$7,241	$—

Total	$7,241	$—	$7,241	$—

	December 31, 2019	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Recurring measurements:
Forward contracts—asset position	$124	$—	$124	$—
Interest rate swaps—asset position	1,229	—	1,229	—
Interest rate swaps—liability position	(830)	—	(830)	—

Total	$523	$—	$523	$—

20. Comprehensive Income:

During the year ended December 31, 2017, Other comprehensive income increased with net gains of $13,455 relating to (i) the change of the fair value of derivatives that qualify for hedge accounting (gain of $1,999), net of the settlements to net income of derivatives that qualify for hedge accounting (gain of $11,393) and (ii) the amounts reclassified from Net settlements on interest rate swaps qualifying for hedge accounting to depreciation ($63).

During the year ended December 31, 2018, Other comprehensive income increased with net gains of $5,508 relating to (i) the change of the fair value of derivatives that qualify for hedge accounting (gain of $5,382), net of the settlements to net income of derivatives that qualify for hedge accounting (gain of $74), (ii) the Net settlements on interest rate swaps qualifying for cash flow hedge ($11) and (iii) the amounts reclassified from Net settlements on interest rate swaps qualifying for hedge accounting to depreciation ($63).

During the year ended December 31, 2019, Other comprehensive income decreased with net losses of $5,753 relating to (i) the change of the fair value of derivatives that qualify for hedge accounting (loss of $3,931), net of the settlements to net income of derivatives that qualify for hedge

COSTAMARE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2017, 2018 and 2019
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

accounting (loss of $1,885) and (ii) the amounts reclassified from Net settlements on interest rate swaps qualifying for hedge accounting to depreciation ($63).

As at December 31, 2017, 2018 and 2019, Comprehensive income amounted to $86,331, $72,747 and $93,246, respectively. The estimated net amount that is expected to be reclassified within the next 12 months from Accumulated Other Comprehensive Income / (Loss) to earnings in respect of the net settlements on interest rate swaps amounts to $227.

21. Subsequent Events:

(a) Declaration and payment of dividends (common stock): On January 3, 2020, the Company declared a dividend for the quarter ended December 31, 2019, of $0.10 per share on its common stock, which was paid on February 5, 2020, to stockholders of record of common stock as of January 21, 2020.

(b) Declaration and payment of dividends (preferred stock Series B, Series C, Series D and Series E): On January 3, 2020, the Company declared a dividend of $0.476563 per share on its Series B Preferred Stock, a dividend of $0.531250 per share on its Series C Preferred Stock, a dividend of $0.546875 per share on its Series D Preferred Stock and a dividend of $0.554688 per share on its Series E Preferred Stock, which were all paid on January 15, 2020 to holders of record as of January 14, 2020.

(c) Sale of vessels: On January 16, 2020, the Company contracted to sell Neapolis (Note 6), at a price of $3,051. The vessel was delivered to its buyers on January 31, 2020.

(d) Delivery of vessel: On January 17, 2020, the Company took delivery of the 2009-built, 4,258 TEU, secondhand containership JPO Virgo.

(e) Loan prepayment: Following the sale of Neapolis (Note 21(c)), the Company prepaid on January 24, 2020 the amount of $1,385 related to the term loan discussed in Note 10.A.9.

(f) New loan agreement and drawdown: On February 13, 2020, the Company entered into a loan agreement with a bank for an amount of up to $30,000 in order to partly finance the acquisition cost of the vessels Volans, Vulpecula, Vela and JPO Virgo (Notes 6 and 21(d)). On February 18, 2020, the Company drew down the amount of $30,000 in four tranches.

ONE OF THE WORLD’S LEADING OWNERS AND PROVIDERS OF CONTAINERSHIPS

COSTAMARE INC.
7 rue du Gabian, MC 98000, Monaco
Tel: + 377 93 25 09 40 Fax: +377 93 25 09 42
www.costamare.com